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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of June 2009

Commission File Number: 0-31100

RIMFIRE MINERALS CORPORATION
Suite 1350 - 650 West Georgia Street Vancouver, B.C. V6B 14N9

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑  Form 40-F ¨

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ¨  No  ☑

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

  82-

This document is important and requires your immediate attention.  If you have any questions as to how to deal with it, you should consult your investment dealer, broker, bank manager, lawyer or other professional advisor.  No securities regulatory authority in Canada has expressed an opinion about, or passed upon the fairness or merits of, the transactions described in this document, the securities offered pursuant to such transaction or the adequacy of the information contained in this document and it is an offence to claim otherwise.

ARRANGEMENT

involving

GEOINFORMATICS EXPLORATION INC.

and

RIMFIRE MINERALS CORPORATION

ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS OF

RIMFIRE MINERALS CORPORATION

TO BE HELD ON JULY 30, 2009

NOTICE OF ANNUAL AND SPECIAL MEETING

AND

MANAGEMENT INFORMATION CIRCULAR

June 30, 2009

June 30, 2009

To:

The Shareholders of Rimfire Minerals Corporation

On behalf of the Board of Directors, I invite you to attend the annual and special meeting of shareholders being held at 2:00 p.m. on July 30, 2009 at Terminal City Club - 837 West Hastings Street, Vancouver, British Columbia.

On June 11, 2009, we entered into an acquisition agreement with Geoinformatics Exploration Inc. whereby Geoinformatics will acquire all of the outstanding common shares of Rimfire through a Plan of Arrangement.  Assuming the Arrangement becomes effective, shareholders of Rimfire will receive, after a proposed 3:1 share consolidation by Geoinformatics, 0.87 of a common share of Geoinformatics for each common share of Rimfire held.  Shareholders will be asked to approve the Arrangement at the upcoming annual and special meeting.

Based on a number of factors, including the fairness opinion from the Board’s financial advisor, Research Capital Corporation, the Board has concluded that the Arrangement is in the best interests of Rimfire and shareholders and is fair to shareholders from a financial point of view.  Accordingly, the Board recommends that shareholders vote FOR the Arrangement.  The determination of the Board is based in part on various considerations described more fully in the accompanying notice of special meeting and management information circular.

We are very optimistic about the synergies of merging our complementary exploration portfolios with combined holdings in Alaska, BC, and Australia.  In particular, the Board feels strongly that the Arrangement is an excellent opportunity for shareholders of Rimfire to take an ownership stake in the multi-million ounce gold resource of the Whistler Deposit in Alaska and the potential of this emerging gold-copper porphyry district.  We feel that there is substantial value yet to be unlocked in the development of the Whistler Deposit and perhaps even more discovery potential throughout the rest of the property.

To be effective, the Arrangement must be approved by a special resolution passed by at least two-thirds of the votes cast by holders of outstanding Rimfire shares present in person or represented by proxy at the meeting.  Shareholders are entitled to one vote for each Rimfire share held.  The directors and officers of Rimfire have entered into voting agreements with Geoinformatics, whereby they have agreed to vote their shares of Rimfire in favour of the Arrangement.  The Arrangement is also subject to approval by the Supreme Court of British Columbia and is subject to the satisfaction of certain other conditions.

The accompanying management information circular provides a description of the Arrangement and includes certain additional information to assist you in considering how to vote on the special resolution.  You are urged to read this information carefully and, if you require assistance, to consult your tax, financial, legal or other professional advisors.

We encourage you to complete, sign, date and return the accompanying form of proxy or voting instruction form so that your shares of Rimfire can be voted at the meeting in accordance with your instructions.  We also encourage registered shareholders to complete, sign, date and return the enclosed letter of transmittal so that if the Arrangement is completed, the Geoinformatics shares to which you are entitled can be sent to you as soon as possible following completion of the Arrangement.

Completion of the Arrangement is dependent on many factors and it is not possible at this time to determine precisely when or if the Arrangement will become effective.  Subject to obtaining the approvals of shareholders and the Supreme Court of British Columbia, and to satisfying certain other conditions, the Arrangement is expected to close on or around August 5, 2009.  On the same date as the meeting, Geoinformatics will hold a special meeting of its shareholders to approve the Arrangement.

I hope we can count on your support for this exciting growth opportunity.  If you have any questions please don’t hesitate to call me directly at 604.669.6660 or email me at jasonw@rimfire.bc.ca.

Yours very truly,

“Jason S. Weber”

Jason Weber

President, Chief Executive Officer and Director

RIMFIRE MINERALS CORPORATION

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that an annual and special meeting (the “Meeting”) of shareholders of Rimfire Minerals Corporation (“Rimfire”) will be held at Terminal City Club, 837 West Hastings Street, Vancouver, British Columbia, on Thursday, July 30, 2009 at 2:00 p.m. (Vancouver Time) for the following purposes:

1.

To receive and consider the consolidated financial statements of Rimfire for the financial period ended January 31, 2009, together with the auditors’ report thereon.

2.

To fix the number of directors at seven (7).

3.

To elect directors of Rimfire for the ensuing year.

4.

To appoint the auditors of Rimfire for the ensuing year and to authorize the directors to fix the auditors’ remuneration.

5.

To consider, and, if thought advisable, to pass an ordinary resolution of Rimfire to re-adopt and re-approve the stock option plan of Rimfire, as more particularly described in the accompanying Management Information Circular (the “Information Circular”).

6.

To consider, pursuant to an order of the Supreme Court of British Columbia dated June 26, 2009, and, if thought advisable, to pass, with or without variation, a special resolution (the “Arrangement Resolution”), the full text of which is set forth in Appendix E to the Information Circular, approving an arrangement (the “Arrangement”) pursuant to Section 288 of the Business Corporations Act (British Columbia) (the “BCBCA”), all as more particularly described in the Information Circular.

7.

To act upon such other matters, including amendments to the foregoing, as may properly come before the Meeting or any adjournment or postponement thereof.

The Information Circular accompanies this Notice.  The Information Circular contains details of matters to be considered at the Meeting.

Rimfire has fixed June 19, 2009 as the record date for determining those holders (the “Shareholders”) of Rimfire’s common shares (the “Rimfire Shares”) entitled to receive notice of the Meeting.  Only Shareholders of Rimfire whose names have been entered in the registers of Rimfire on the close of business on the record date will be entitled to receive notice of and to vote at the Meeting.  Shareholders, as at the record date, will receive one vote for each Rimfire Share held.

Pursuant to an order of the Supreme Court of British Columbia dated June 26, 2009 (the “Interim Order”), registered holders of Rimfire Shares are entitled to dissent in respect of the Arrangement.  If the Arrangement becomes effective, a dissenting Shareholder is entitled to be paid the fair value of such dissenting Shareholder’s Rimfire Shares, provided that such dissenting Shareholder has delivered a written objection to Rimfire by 5:00 p.m. (Vancouver Time) no later than two business days preceding the Meeting and has otherwise strictly complied with the dissent rights and procedures set out in the Interim Order.  This right is described in detail in the accompanying Information Circular under the heading “Rights of Dissenting Shareholders”.  Failure to comply strictly with the dissent procedures described in the Information Circular may result in the loss of any right of dissent.  Beneficial owners of Rimfire Shares registered in the name of a broker, investment dealer, bank, trust company, nominee or other intermediary who wish to dissent should be aware that only registered Shareholders are entitled to dissent.

Shareholders who are unable to be personally present at the Meeting are requested to date, complete, sign and return the form of proxy in the envelope provided, by facsimile transmission to Computershare Investor Services at (604) 689-8144 or in person or by registered mail to Rimfire Minerals Corporation c/o Computershare Investor Services at 510 Burrard Street, 2nd Floor, Vancouver, British Columbia, Canada V6C 3B9.  To be effective,

i

proxies must be received before 2:00 p.m. (Vancouver Time) on July 28, 2009 (or the date that is no later than two business days preceding the Meeting if it is postponed or adjourned).

Non-registered holders of Rimfire Shares should complete and return the voting instruction form or other authorization provided to them in accordance with the instructions provided therein.

DATED this 30th  day of June, 2009.

BY ORDER OF THE BOARD OF DIRECTORS

“Jason S. Weber”

Jason S. Weber

President, Chief Executive Officer and Director

TABLE OF CONTENTS

NOTICE OF ANNUAL AND SPECIAL		CORPORATE GOVERNANCE	19
MEETING OF SHAREHOLDERS	i	AUDIT COMMITTEE AND
NOTICE TO UNITED STATES		RELATIONSHIP WITH AUDITORS	21
SECURITYHOLDERS	v	The Audit Committee’s Charter	21
FORWARD-LOOKING STATEMENTS	vi	Composition of the Audit Committee	22
NOTICE REGARDING CERTAIN		Relevant Education and Experience	22
INFORMATION	vii	Audit Committee Oversight	22
MANAGEMENT INFORMATION CIRCULAR	1	Reliance on Certain Exemptions	23
GLOSSARY OF DEFINED TERMS	1	External Auditor Service Fees	23
SUMMARY OF INFORMATION CIRCULAR	9	EXECUTIVE COMPENSATION	23
Date, Time and Place of Meeting	9	Compensation Discussion and Analysis	23
Record Date	9	Summary Compensation Table	24
Background and Purpose of the Meeting	9	Incentive Plan Awards	25
Shareholder Approvals	9	Pension Plan Benefits	27
Fairness Opinion	10	Termination of Employment, Changes in
Effect of the Arrangement	10	Responsibility and Employment Contracts	27
The Acquisition Agreement	11	Compensation of Directors	27
Procedure for the Arrangement to Become Effective	11	SECURITIES AUTHORIZED FOR
Court Approval and Completion of the Arrangement	11	ISSUANCE UNDER EQUITY
Geoinformatics	11	COMPENSATION PLANS	29
Information Concerning the Combined Company	12	INDEBTEDNESS OF DIRECTORS AND
Financial Statements of Geoinformatics	12	EXECUTIVE OFFICERS	29
Procedures for Receiving Payment	12	INTEREST OF INFORMED PERSONS IN
Dissent Rights	13	MATERIAL TRANSACTIONS	29
Income Tax Considerations	13	INTEREST OF CERTAIN PERSONS IN
Securities Laws Considerations	13	MATTERS TO BE ACTED UPON	29
Risk Factors	14	MANAGEMENT CONTRACTS	30
INFORMATION CONCERNING THE		THE ARRANGEMENT	30
MEETING AND PROXIES	15	Background to the Arrangement	30
Solicitation of Proxies	15	Securityholder Approvals	31
APPOINTMENT AND REVOCATION OF		Reasons for the Arrangement and
PROXIES	15	Recommendation of the Board of Directors	31
Appointment of Proxyholder	15	Terms of the Arrangement	32
Revocation of Proxy	15	Voting Agreements	34
Exercise of Proxy	15	Procedure for the Arrangement to Become
Explanation of Voting Rights for Beneficial Owners	16	Effective	35
of Rimfire Securities	17	Court Approval and Completion of the
Quorum and Voting Rights	17	Arrangement	35
VOTING SECURITIES AND PRINCIPAL		Expenses of the Arrangement	35
HOLDERS OF VOTING SECURITIES	17	Procedures for Receiving Payment	35
ELECTION OF DIRECTORS	17	Rimfire Options	37
APPOINTMENT AND REMUNERATION OF		Limitation	37
AUDITORS	18	Distributions with Respect to Unsurrendered
RE-APPROVAL OF STOCK OPTION		Certificates	37
PLAN	18	Depositary	37

Effect of the Arrangement on Markets and Listings	38	Passive Foreign Investment Company Rules	57
Effect of the Arrangement on Shareholders’ Rights	38	The Arrangement	58
Particulars of Other Matters	38	Ownership of Geoinformatics Shares Following
Risks Related to the Arrangement	38	the Arrangement	61
LEGAL MATTERS	39	SECURITIES LAWS CONSIDERATIONS	62
THE ACQUISITION AGREEMENT	39	Canadian Securities Laws	62
Covenants of Rimfire and Geoinformatics Regarding		United States Securities Laws	63
the Conduct of Business	40	RIGHTS OF DISSENTING
Covenants of Rimfire Relating to the Arrangement	42	SHAREHOLDERS	65
Covenants of Geoinformatics Regarding the		INFORMATION CONCERNING RIMFIRE	66
Performance of Obligations	43	Summary	67
Mutual Covenants	43	ADDITIONAL INFORMATION	67
Conditions to the Arrangement Becoming Effective	44	STATUTORY RIGHTS	67
Non-Solicitation Covenants	46	MATERIAL CHANGES AND OTHER
Right to Accept a Superior Proposal	47	INFORMATION	67
Right to Match	47	COMMITMENTS TO ACQUIRE
Termination	48	SECURITIES OF RIMFIRE	68
Termination Fee	50	ARRANGEMENTS, AGREEMENTS OR
Amendment of the Acquisition Agreement	51	UNDERSTANDINGS	68
CANADIAN FEDERAL INCOME TAX		EXPERTS	68
CONSIDERATIONS	51	Interest of Experts	68
General	51	Independent Registered Accounting Firm	68
Eligibility for Investment	52	APPROVAL OF BOARD	69
Currency Conversion	52	CONSENT OF McGOVERN, HURLEY,
Shareholders Resident in Canada	52	CUNNINGHAM LLP	70
Shareholders Not Resident in Canada	54	CONSENT OF ERNST & YOUNG LLP	71
UNITED STATES FEDERAL INCOME		CONSENT OF RESEARCH CAPITAL
TAX CONSIDERATIONS	56	CORPORATION	72
General	56

Appendix A	—	Information Concerning Geoinformatics
Appendix B	—	Information Concerning the Combined Company after the Arrangement
Appendix C	—	Comparison of Shareholder Rights under the BCBCA and YBCA
Appendix D	—	Fairness Opinion
Appendix E	—	Arrangement Resolution
Appendix F	—	Plan of Arrangement
Appendix G	—	Interim Order
Appendix H	—	Petition
Appendix I	—	Unaudited Pro Forma Consolidated Financial Statements of Geoinformatics
Appendix J	—	Dissent Rights

NOTICE TO UNITED STATES SECURITYHOLDERS

THE GEOINFORMATICS SHARES TO BE ISSUED IN CONNECTION WITH THE ARRANGEMENT HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISION (“SEC”) OR THE SECURITIES REGULATORY AUTHORITIES IN ANY STATE IN THE UNITED STATES, NOR HAS THE SEC OR THE SECURITIES REGULATORY AUTHORITIES OF ANY STATE IN THE UNITED STATES PASSED ON THE ADEQUACY OR ACCURACY OF THIS INFORMATION CIRCULAR.  ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

The Geoinformatics Shares and Converted Geoinformatics Options to be issued or exchanged, as applicable, under the Arrangement have not been registered under the U.S. Securities Act or applicable state securities laws and are being issued in reliance on the registration exemption set forth in Section 3(a)(10) of the U.S. Securities Act of 1933, as amended (the “U.S. Securities Act”), on the basis of the approval of the Court as described under “Securities Laws Considerations” in this Information Circular.

Section 3(a)(10) of the U.S. Securities Act provides an exemption from registration under the U.S. Securities Act for offers and sales of securities issued in exchange for one or more outstanding securities where the terms and conditions of the issuance and exchange of such securities have been approved by a court authorized to grant such approval after a hearing upon the fairness of the terms and conditions of the issuance and exchange at which all persons to whom the securities will be issued and exchanged have the right to appear.  The Supreme Court of British Columbia (the “Court”) is authorized to conduct a hearing at which the fairness of the terms and conditions of the Arrangement will be considered.  The Court issued the Interim Order on June 26, 2009 and, subject to the approval of the Arrangement by the Shareholders, a hearing on the Arrangement will be held on July 31, 2009 at 10:00 a.m. at the Courthouse, 800 Smithe Street, Vancouver, British Columbia.  All holders of Rimfire Securities are entitled to appear and be heard at this hearing.  The Final Order will constitute the basis for the Section 3(a)(10) exemption with respect to the securities to be issued to and exchanged with holders of Rimfire Securities pursuant to the Arrangement.  Prior to the hearing on the Final Order, the Court will be informed of this effect of the Final Order.  See “The Arrangement – Court Approval and Completion of the Arrangement”.

This solicitation of proxies is not subject to the requirements of Section 14(a) of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”).  Accordingly, this Information Circular has been prepared in accordance with applicable Canadian disclosure requirements.  Residents of the United States should be aware that such requirements differ from those of the United States applicable to proxy statements under the U.S. Exchange Act.

Likewise, information concerning the properties and operations of Rimfire and Geoinformatics has been prepared in accordance with Canadian disclosure standards under applicable Canadian Securities Laws, which are not comparable in all respects to United States disclosure standards. The terms “Mineral Resource”, “Measured Mineral Resource”, “Indicated Mineral Resource” and “Inferred Mineral Resource” used in this Information Circular are Canadian mining terms as defined in accordance with NI 43-101 under guidelines set out in the CIM Standards.

While the terms “Mineral Resource”, “Measured Mineral Resource”, “Indicated Mineral Resource” and “Inferred Mineral Resource” are recognized and required by Canadian regulations, they are not defined terms under the standards of the SEC.  As such, certain information contained in this Information Circular concerning descriptions of mineralization and resources under Canadian standards is not comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements of the SEC.  An “Inferred Mineral Resource” has a great amount of uncertainty as to its existence and as to its economic and legal feasibility. It cannot be assumed that all or any part of an “Inferred Mineral Resource” will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies.  Investors are cautioned not to assume that all or any part of Measured, Indicated or Inferred Mineral Resources will ever be converted into Mineral Reserves.  Investors are also cautioned not to assume that all or any part of an “Inferred Mineral Resource” exists, or is economically or legally mineable.

v

Financial statements included or incorporated by reference herein have been prepared in accordance with Canadian GAAP, which is not comparable in all respects to generally accepted accounting principles in the United States.  Shareholders should be aware that the exchange of their Rimfire Shares for Geoinformatics Shares as described herein may have tax consequences in both the United States and Canada.  Such consequences for Shareholders who are resident in, or citizens of, the United States may not be described fully herein.  Holders of Rimfire Options should consult their own tax advisors as to the tax consequences of any exchange, exercise or sale of any securities received in connection with the Arrangement.  See “Canadian Federal Income Tax Considerations” and “United States Federal Income Tax Considerations” in this Information Circular.

The enforcement by investors of civil liabilities under United States laws may be affected adversely by the fact that Rimfire and Geoinformatics are incorporated or organized under the laws of a foreign country, that some or all of their officers and directors and the experts named herein may be residents of a foreign country, and that all or a substantial portion of the assets of Rimfire, Geoinformatics and those persons may be located outside the United States.

FORWARD-LOOKING STATEMENTS

Except for the statements of historical fact contained herein, the information presented in this Information Circular and the information incorporated by reference herein, constitutes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian Securities Laws concerning the business, operations and financial performance and condition of each of Rimfire, Geoinformatics and the Combined Company.  Often, but not always, forward-looking statements and forward-looking information can be identified by words such as “pro forma”, “plans”, “expects”, “may”, “should”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, “believes”, or variations including negative variations thereof or such words and phrases that refer to certain actions, events or results that may, could, would, might or will occur or be taken or achieved.  Forward-looking statements and forward-looking information involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Rimfire, Geoinformatics or the Combined Company to differ materially from any future results, performance or achievements expressed or implied by the forward-looking statements or forward-looking information.  Such risks and other factors, in addition to the specific risk factors identified in the sections entitled “Information Concerning Rimfire”, “Information Concerning Geoinformatics – Risk Factors” and “Information Concerning the Combined Company after the Arrangement – Risk Factors” of this Information Circular include, among others:

•

technological changes in the mining industry;

•

changes in Geoinformatics’s or Rimfire’s business strategy;

•

interpretation of drill hole results and the geology, grade and continuity of mineralization;

•

the uncertainty of resource estimates;

•

unexpected changes in business and economic conditions;

•

access and availability of materials, equipment, supplies, labour and supervision, power and water;

•

results of current and future exploration activities;

•

local and community impacts and issues; and

•

commodity price fluctuations.

In addition, forward-looking and pro forma information herein is based on certain assumptions and involves risks related to the consummation or non-consummation of the Arrangement and the business and operations of the Combined Company.  Pro forma information contained herein is based on the assumption that Shareholders will vote in favour of the Arrangement, that the Court will approve the Arrangement and that all other conditions to the Arrangement are satisfied or waived.  Risks include the risk that upon completion of the Arrangement the market value of the Geoinformatics Shares will be different from the value at the time the Share Exchange Ratio was agreed, that the conditions to the Arrangement will not be satisfied or waived, the Acquisition Agreement may be terminated, the information available to Rimfire in respect of Geoinformatics may not be accurate or complete, there may be unforeseen or unexpected tax and other consequences to the transactions which would have a material adverse effect on the Combined Company, production, construction and technological risks related to the Combined Company, capital requirements and operating risks associated with the expanded operations of the Combined Company, risks associated with the market price of the shares of the Combined Company and other risks discussed in this Information Circular.  Although Rimfire has attempted to identify important factors that could cause actions, events or results to differ materially from those described in forward-looking statements and forward-looking information in this Information Circular, and the documents incorporated by reference herein, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended.  There is no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements or information.

Accordingly, readers should not place undue reliance on forward-looking statements and forward-looking information in this Information Circular, or in the documents incorporated by reference herein.  All of the forward-looking statements made in this Information Circular, including all documents incorporated by reference herein, are qualified by these cautionary statements.

Certain of the forward-looking statements and forward-looking information and other information contained herein concerning the mining industry and Rimfire’s general expectations concerning the mining industry, Rimfire, Geoinformatics and the Combined Company, are based on estimates prepared by Rimfire or Geoinformatics using data from publicly available industry sources as well as from market research and industry analysis and on assumptions based on data and knowledge of this industry which Rimfire believes to be reasonable.  However, although generally indicative of relative market positions, market shares and performance characteristics, these data are inherently imprecise. While Rimfire is not aware of any misstatement regarding any industry data presented herein, the mining industry involves risks and uncertainties that are subject to change based on various factors.

Rimfire undertakes no obligation to publicly update or revise forward-looking statements or forward-looking information, whether as a result of new information, future events or otherwise, other than to reflect a material change in the information previously disclosed, as required by applicable law.  Shareholders should review Rimfire’s subsequent reports filed from time to time with Canadian Securities Authorities on SEDAR at www.sedar.com and with the SEC under EDGAR at www.sec.gov/edgar.

NOTICE REGARDING CERTAIN INFORMATION

Certain information in this Information Circular, including, but not limited to, information pertaining to Geoinformatics under “Information Concerning Geoinformatics” attached as Appendix A to this Information Circular, “Information Concerning the Combined Company after the Arrangement” attached as Appendix B to this Information Circular, the audited and unaudited consolidated financial statements of Geoinformatics incorporated by reference into this Information Circular and the unaudited pro forma consolidated financial statements of Geoinformatics attached as Appendix I to this Information Circular has been furnished by Geoinformatics, or is derived from Geoinformatics’ publicly available documents or records of Geoinformatics on file with Canadian Securities Authorities and other public sources at the time of this Information Circular.  Although Rimfire does not have any knowledge that would indicate that such information is untrue or incomplete, neither Rimfire nor any of its directors or officers assumes any responsibility for the accuracy or completeness of such information including any of Geoinformatics’ financial statements, or for the failure by Geoinformatics to disclose events or information that may affect the completeness or accuracy of such information.

No person is authorized to give any information or make any representation not contained or incorporated by reference in this Information Circular and, if given or made, such information or representation should not be relied upon as having been authorized.

This Information Circular does not constitute an offer to sell, or a solicitation of an offer to purchase, any securities, or the solicitation of a proxy, by any person in any jurisdiction in which such an offer or solicitation is not authorized or in which the person making such offer or solicitation is not qualified to do or to any person to whom it is unlawful to make such an offer or solicitation of an offer or proxy solicitation.  The delivery of this Information Circular will not, under any circumstances, create an implication that there has been no change in the information set forth herein since the date of this Information Circular.

The information contained in this Information Circular is given as at June 26, 2009, except where otherwise noted and except that information in documents incorporated by reference is given as of the dates noted therein.

Information contained in this Information Circular should not be construed as legal, tax or financial advice, and Shareholders and holders of Rimfire Convertible Securities are urged to consult their own professional advisors in connection therewith.

MANAGEMENT INFORMATION CIRCULAR

This Information Circular is furnished in connection with the solicitation of proxies by or on behalf of the management of Rimfire Minerals Corporation (“Rimfire”) for use at the annual and special meeting of Shareholders of Rimfire to be held on Thursday, July 30, 2009 at 2:00 p.m. (Vancouver Time) at Terminal City Club, 837 West Hastings Street, Vancouver, British Columbia, and at any postponement(s) or adjournment(s) thereof for the purposes set forth in the accompanying Notice of Meeting.

GLOSSARY OF DEFINED TERMS

In this Information Circular, unless the context otherwise requires, the following terms have the meanings set forth below:

“Acquisition Agreement” means the acquisition agreement dated as of June 11, 2009 between Rimfire and Geoinformatics as same may be amended, supplemented or otherwise modified from time to time in accordance with the terms thereof;

“Acquisition Proposal” means, other than the transactions contemplated by the Acquisition Agreement, any offer, proposal, expression of interest, or inquiry from any person (other than Geoinformatics or Rimfire or any of its affiliates, as applicable) after the date of the Acquisition Agreement relating to: (i) any acquisition or sale, direct or indirect, of: (a) any of the assets, business or material property of Rimfire or Geoinformatics, as applicable, and/or one or more of its subsidiaries (including, without limitation, any option or joint venture transactions or any sale or grant of a royalty or similar type of transaction); or (b) any sale of securities of Rimfire or Geoinformatics, as applicable, or any of its subsidiaries; (ii) any take-over bid, tender offer or exchange offer for any class of voting or equity securities of Rimfire or Geoinformatics, as applicable; or (iii) a plan of arrangement, merger, amalgamation, consolidation, share exchange, business combination, reorganization, recapitalization, liquidation, dissolution or other similar transaction involving Rimfire or Geoinformatics, as applicable, or any of its subsidiaries;

“Arrangement” means the arrangement involving Rimfire and Geoinformatics under the provisions of Division 5 of Part 9 of the BCBCA on the terms and conditions set forth in the Plan of Arrangement, subject to any amendments or variations thereto made in accordance with the Plan of Arrangement or made at the discretion of the Court in the Final Order with the consent of Rimfire and Geoinformatics, each acting reasonably;

“Arrangement Resolution” means the special resolution of Shareholders which is to be considered at the Meeting approving the Arrangement, in substantially the form attached as Appendix E to this Information Circular;

“BCBCA” means the Business Corporations Act (British Columbia), as amended from time to time;

“Board” or “Board of Directors” means the Board of Directors of Rimfire;

“Business Day” means any day of the week other than a Saturday, Sunday or a statutory or civic holiday observed in Vancouver, British Columbia, Canada;

“Canadian GAAP” means Canadian generally accepted accounting principles or interpretations thereof;

“Canadian Securities Authorities” means the British Columbia Securities Commission and the other securities regulatory authorities of the provinces and territories of Canada as applicable;

“Canadian Securities Laws” means the Securities Act (British Columbia) and the equivalent legislation in the other provinces and in the territories of Canada, as amended from time to time, the rules, regulations and forms made or promulgated under any such statute and the published national instruments, multilateral instruments, policies, bulletins and notices of the securities commissions and similar regulatory authorities of each of the provinces and territories of Canada and the published rules and policies of the TSX-V;

“Change in Recommendation” has the meaning ascribed thereto under “The Acquisition Agreement - Termination”;

“CIM Standards” means the Definition Standards for Mineral Resources and Mineral Reserves adopted by the Canadian Institute of Mining, Metallurgy and Petroleum Council on December 11, 2005;

“Combined Company” means Geoinformatics or its successors after completion of the Arrangement, which will be named “Kiska Metals Corporation”;

“Committee” means the Board of Directors or such committee as the Board of Directors may designate to administer the Rimfire Stock Option Plan;

“Confidentiality Agreement” means the confidentiality and non-circumvent agreement dated April 14, 2009 made between Geoinformatics and Rimfire and all extensions or amendments thereto;

“Consideration” means the consideration to be received by Shareholders and any holders of Rimfire Convertible Securities pursuant to the Plan of Arrangement in consideration for their Rimfire Shares or Rimfire Convertible Securities;

“Contract” means any contract, agreement, license, franchise, lease, arrangement or other right or obligation to which Rimfire or Geoinformatics, as applicable, or any of its subsidiaries is a party or by which Rimfire or Geoinformatics, as applicable or any of its subsidiaries is bound or affected or to which any of their respective properties or assets is subject;

“Converted Geoinformatics Option” means an option to purchase Geoinformatics Shares to be issued in exchange for a Rimfire Option, pursuant to the Plan of Arrangement;

“Court” means the Supreme Court of British Columbia;

“Depositary” means Computershare Investor Services Inc. in its capacity as depositary for the Rimfire Shares under the Arrangement, the purpose of which is, among other things, to exchange certificates representing Rimfire Shares for certificates representing Geoinformatics Shares pursuant to the Arrangement;

“Dissent Rights” means the right of Registered Shareholders to dissent in connection with the Arrangement in compliance with the dissent procedures set out in the Interim Order, as more particularly described under the heading “Rights of Dissenting Shareholders” in this Information Circular and in the Plan of Arrangement;

“Dissent Shares” means the Rimfire Shares held by Dissenting Shareholders;

“Dissenting Shareholder” means a Registered Shareholder who has properly exercised such Shareholder’s Dissent Rights in respect of the Arrangement in strict compliance with the procedures referred to under “Rights of Dissenting Shareholders” and the Plan of Arrangement, who has not withdrawn such exercise and who is ultimately determined to be entitled to be paid the fair value of the Shareholder’s Rimfire Shares;

“EDGAR” means the Electronic Data Gathering, Analysis and Retrieval system of the SEC;

“Effective Date” means the date upon which the Arrangement becomes effective as provided in the Plan of Arrangement;

“Effective Time” means 12:01 a.m. (Vancouver Time) on the Effective Date;

“Fairness Opinion” means the opinion of Research Capital Corporation dated June 22, 2009 regarding the fairness of the Arrangement to Shareholders from a financial point of view, which is attached as Appendix D;

“Final Order” means the final order of the Court pursuant to section 291 of the BCBCA, in a form acceptable to Rimfire and Geoinformatics, acting reasonably, approving the Arrangement, as such order may be amended by the Court (with the consent of Rimfire and Geoinformatics, each acting reasonably) at any time prior to the Effective Date or, if appealed, then unless such appeal is withdrawn or denied, as affirmed or as amended on appeal;

“Geoinformatics” means Geoinformatics Exploration Inc., a corporation continued under the laws of the Yukon Territory;

“Geoinformatics Acquisition Resolution” means the ordinary resolution of the holders of Geoinformatics Shares, which is to be considered at the Geoinformatics Meeting, approving the acquisition of all the issued and outstanding Rimfire Shares pursuant to the Arrangement;

“Geoinformatics Change in Recommendation” has the meaning ascribed thereto under “The Acquisition Agreement – Termination”;

“Geoinformatics Convertible Securities” means the Geoinformatics Options;

“Geoinformatics Disclosure Letter” means the disclosure letter executed by Geoinformatics and delivered to Rimfire in connection with the execution of the Acquisition Agreement;

“Geoinformatics Material Adverse Effect” means any change, effect, event or occurrence that individually or in the aggregate with other such changes, effects, events or occurrences, is or would reasonably be expected to be material and adverse to the business, properties, operations, prospects, results of operations or financial condition of Geoinformatics and its subsidiaries, taken as a whole, except any change, effect, event or occurrence resulting from or relating to: (i) the announcement of the execution of the Acquisition Agreement or the transactions contemplated thereby or the performance of any obligation thereunder or communication by Geoinformatics of its plans or intentions with respect to Rimfire and/or any of its subsidiaries; (ii) changes in the U.S., Canadian or Australian economies in general or the Canadian, U.S. or Australian securities markets in general; (iii) the commencement, occurrence or continuation of any war, armed hostilities or acts of terrorism; (iv) any change in applicable Laws or in the interpretation thereof by any Governmental Entity provided that it does not have a materially disproportionate effect on Geoinformatics relative to comparable mineral exploration companies; (v) any change in GAAP; (vi) any natural disaster, provided that it does not have a materially disproportionate affect on Geoinformatics relative to comparable mineral exploration companies; (vii) any change in the price of gold, copper or silver; (viii) any change relating to foreign currency exchange rates; (ix) changes affecting the mining industry generally, provided that such changes do not have a materially disproportionate effect on Geoinformatics relative to comparable mineral exploration companies; or (x) any decrease in the market price or any decline in the trading volume of Geoinformatics Shares on the TSX-V (it being understood that the causes underlying such change in market price or trading volume may be taken into account in determining whether a Geoinformatics Material Adverse Effect has occurred);

“Geoinformatics Meeting” means the special meeting of the holders of Geoinformatics Shares, including any adjournment or postponement thereof, to be called and held to approve the Geoinformatics Resolutions;

“Geoinformatics Name Change” means, prior to the Effective Time, the name change of Geoinformatics to “Kiska Metals Corporation”;

“Geoinformatics Name Change Resolution” means special resolution of the holders of Geoinformatics Shares, which is to be considered at the Geoinformatics Meeting, approving the Geoinformatics Name Change;

“Geoinformatics Option” means an option to purchase Geoinformatics Shares under the Geoinformatics Stock Option Plan;

“Geoinformatics Resolutions” means the Geoinformatics Acquisition Resolution, the Geoinformatics Name Change Resolution and the Geoinformatics Share Consolidation Resolution;

“Geoinformatics Share Consolidation” means, prior to the Effective Time, the consolidation of the Geoinformatics share capital on the basis of three (3) old Geoinformatics Shares for one (1) new Geoinformatics Share;

“Geoinformatics Share Consolidation Resolution” means the special resolution of the Geoinformatics Shareholders, which is to be considered at the Geoinformatics Meeting, approving the Geoinformatics Share Consolidation;

“Geoinformatics Shares” means common shares in the capital of Geoinformatics;

“Geoinformatics Stock Option Plan” means the amended and restated stock option plan originally approved by the shareholders of Geoinformatics on June 27, 2006 and re-approved by the shareholders of Geoinformatics on July 11, 2008;

“Geoinformatics Voting Agreement” means the voting agreement (including all amendments thereto) between Rimfire and Geologic setting forth the terms and conditions upon which it has agreed to vote its Geoinformatics Shares (including those issuable on the exercise of Geoinformatics Convertible Securities) in favour of the Geoinformatics Resolutions.  See “The Arrangement – Voting Agreements”;

“Geologic” means Geologic Resource Partners LLC;

“Governmental Entity” means any (i) multinational, federal, provincial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, commissioner, board, bureau or agency, domestic or foreign; (ii) any subdivision, agent, commission, board, or authority of any of the foregoing; or (iii) any quasi-governmental or private body including any tribunal, commission, regulatory agency or self-regulatory organization, exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing or (iv) any stock exchange, including the TSX-V;

“including” means including without limitation;

“Information Circular” means this management information circular of Rimfire prepared and sent to Shareholders in connection with the Meeting, including the Appendices attached hereto and the documents incorporated by reference herein;

“Interim Order” means the interim order of the Court, in a form acceptable to Rimfire and Geoinformatics, acting reasonably, providing for, among other things, the calling and holding of the Meeting as same may be amended by the Court with the consent of Rimfire and Geoinformatics, each acting reasonably, a copy of which is attached as Appendix G to this Information Circular;

“Intermediary” includes a broker, investment dealer, bank, trust company, nominee or other intermediary;

“Kennecott” means Kennecott Exploration Company;

“Key Regulatory Approvals” means those sanctions, rulings, consents, orders, exemptions, permits and other approvals (including the lapse, without objection, of a prescribed time under a statute or regulation that states that a transaction may be implemented if a prescribed time lapses following the giving of notice without an objection being made) of Governmental Entities as set out in Schedule C to the Acquisition Agreement;

“Key Third Party Consents” means those consents, approvals and notices required from any third party to proceed with the transactions contemplated by this Agreement and the Arrangement pursuant to the Plan of Arrangement and in respect of any Contracts of Rimfire or any of its subsidiaries as set out in Schedule D to the Acquisition Agreement;

“Law” or “Laws” means all laws (including common law), by-laws, statutes, rules, regulations, principles of law and equity, orders, rulings, ordinances, judgments, injunctions, determinations, awards, decrees or other requirements, whether domestic or foreign, and the terms and conditions of any grant of approval, permission, authority or license of any Governmental Entity or self-regulatory authority (including the TSX-V), and the term “applicable” with respect to such Laws and in a context that refers to one or more Persons, means such Laws as are applicable to such Person or its business, undertaking, property or securities and emanate from a Person having jurisdiction over the Person or Persons or its or their business, undertaking, property or securities;

“Letter of Transmittal” means the letter of transmittal that accompanies this Information Circular;

“Material Adverse Effect” means any change, effect, event or occurrence that individually or in the aggregate with other such changes, effects, events or occurrences, is or would reasonably be expected to be materially adverse to the business, properties, operations, prospects, results of operations or financial condition of Rimfire and its subsidiaries, taken as a whole, except any change, effect, event or occurrence resulting from or relating to: (i) the announcement of the execution of the Acquisition Agreement or the transactions contemplated by the Acquisition Agreement or the performance of any obligation under the Acquisition Agreement or communication by Geoinformatics of its plans or intentions with respect to Rimfire and/or any of its subsidiaries; (ii) changes in the U.S., Canadian or Australian economies in general or the Canadian or U.S. securities markets in general; (iii) the commencement, occurrence or continuation of any war, armed hostilities or acts of terrorism; (iv) any change in applicable Laws or in the interpretation thereof by any Governmental Entity provided that it does not have a materially disproportionate effect on Rimfire relative to comparable mineral exploration companies; (v) any change in GAAP; (vi) any natural disaster provided that it does not have a materially disproportionate affect on Rimfire relative to comparable mineral exploration companies; (vii) changes affecting the mining industry generally, provided that such changes do not have a materially disproportionate effect on Rimfire relative to comparable mineral exploration companies; (viii) any change in the price of gold, copper or silver; (ix) any change relating to relative currency exchange rates of the currencies in Canada, the U.S., or Australia; or (x) any decrease in the market price or any decline in the trading volume of Rimfire Shares on the TSX-V (it being understood that the causes underlying such change in market price or trading volume may be taken into account in determining whether a Material Adverse Effect has occurred);

“Meeting” means the annual and special meeting of the Shareholders, including any postponements or adjournments thereof, to be called and held in accordance with the Interim Order to consider and approve, among other things, the Arrangement Resolution;

“NI 43-101” means National Instrument 43-101 – Standards of Disclosure for Mineral Projects, of the Canadian Securities Authorities;

“Non-Registered Holder” means a Shareholder who is a beneficial owner of Rimfire Shares;

“Notice of Meeting” means the Notice of Annual and Special Meeting of Shareholders dated June 30, 2009 accompanying the Information Circular;

“Person” includes any individual, firm, partnership, limited partnership, joint venture, venture capital fund, limited liability company, unlimited liability company, association, trust, trustee, heir, executor, administrator, legal personal representative, estate, group, body corporate, corporation, unincorporated association or organization, governmental entity, syndicate or other entity, whether or not having legal status;

“Plan of Arrangement” means the plan of arrangement, a copy of which is attached as Appendix F to this Information Circular, and any amendments or variations thereto made in accordance with the provisions of the Acquisition Agreement or made at the direction of the Court in the Final Order with the consent of Rimfire and Geoinformatics, each acting reasonably;

“Registered Shareholder” means a holder of Rimfire Shares whose name appears on the records of Rimfire as the registered holder of such Rimfire Shares;

“Response Period” has the meaning ascribed thereto under “The Acquisition Agreement – Right to Match”;

“Rimfire” means Rimfire Minerals Corporation, a corporation incorporated under the laws of British Columbia;

“Rimfire AIF” means the annual information form of Rimfire dated May 8, 2009 for the financial year ended January 31, 2009, which is available on SEDAR at www.sedar.com;

“Rimfire Broker Warrants” means the broker warrants to purchase Rimfire Shares pursuant to broker warrant certificates dated July 5, 2007, which expire on July 5, 2009;

“Rimfire Convertible Securities” means, collectively, the Rimfire Options, the Rimfire Broker Warrants and the Rimfire Warrants;

“Rimfire Disclosure Letter” means the disclosure letter executed by Rimfire and delivered to Geoinformatics in connection with the execution of the Acquisition Agreement;

“Rimfire Options” means the outstanding options to purchase Rimfire Shares under the Rimfire Stock Option Plan;

“Rimfire Securities” means, collectively, the Rimfire Shares, the Rimfire Broker Warrants, the Rimfire Warrants and the Rimfire Options;

“Rimfire Shares” means common shares in the capital of Rimfire;

“Rimfire Stock Option Plan” means the stock option plan of Rimfire, as originally approved by Shareholders on June 20, 2003 and re-approved by Shareholders on June 18, 2008;

“Rimfire Voting Agreements” means the voting agreements (including all amendments thereto) between Geoinformatics and each of the directors and officers of Rimfire setting forth the terms and conditions upon which they have agreed to vote their Rimfire Shares (including those issuable on the exercise of Rimfire Convertible Securities) in favour of the Arrangement Resolution.  See “The Arrangement – Voting Agreements”;

“Rimfire Warrants” means the warrants to purchase Rimfire Shares pursuant to purchase warrant certificates dated July 5, 2007, which expire on July 5, 2009;

“SEC” means the U.S. Securities and Exchange Commission;

“Securityholders” means the holders of the Rimfire Securities;

“Section 3(a)(10) Exemption” means the exemption from registration requirements of the U.S. Securities Act provided by Section 3(a)(10) thereof;

“SEDAR” means the System for Electronic Document Analysis and Retrieval;

“Share Exchange Ratio” means 0.87 of a Geoinformatics Share, after giving effect to the Geoinformatics Share Consolidation, for each Rimfire Share;

“Shareholders” means the holders of Rimfire Shares;

“Superior Proposal” means a bona fide unsolicited written Acquisition Proposal made by a third party with whom the party to which it is made (the “Target”), and each of the officers and directors deals at arm’s length to, directly or indirectly, acquire assets that individually or in the aggregate constitute 50% or more of the assets (on a consolidated basis) of the Target or not less than 50% of the common shares of the Target, whether by way of merger, amalgamation, arrangement, share exchange, takeover bid, business combination, or otherwise, that the board of directors of the Target determines in good faith after consultation with its financial advisors and outside legal counsel: (i) is reasonably capable of being completed without undue delay, taking into account all legal, financial, regulatory and other aspects of such proposal and the party making such proposal; (ii) is not subject to any extraordinary due diligence condition(s); (iii) is fully financed or is reasonably capable of being fully financed; (iv) that is offered or made to all shareholders in Canada and the United States of the Target on the same terms; and (v) would in the option of the board of directors of the Target acting in good faith if consummated in accordance with its terms (without assuming away the risk of non-completion), result in a transaction more favourable to the shareholders of the Target, from a financial point of view, than the terms of the Arrangement, after taking into account any change to the Arrangement proposed pursuant to the Acquisition Agreement;

“Taxes” means any and all taxes, imposts, levies, withholdings, duties, fees, premiums, assessments and other charges of any kind, however denominated and instalments in respect thereof, including any interest, penalties, fines or other additions that have been, are or will become payable in respect thereof, imposed by any Governmental Entity, including for greater certainty all income or profits taxes (including Canadian federal, provincial and territorial income taxes), payroll and employee withholding taxes, employment taxes, unemployment insurance, disability taxes, social insurance taxes, sales and use taxes, ad valorem taxes, excise taxes, goods and services taxes, harmonized sales taxes, franchise taxes, gross receipts taxes, capital taxes, business license taxes, mining royalties, alternative minimum taxes, estimated taxes, abandoned or unclaimed (escheat) taxes, occupation taxes, real and personal property taxes, stamp taxes, environmental taxes, transfer taxes, severance taxes, workers' compensation, Canada, British Columbia and other government pension plan premiums or contributions and other governmental charges, and other obligations of the same or of a similar nature to any of the foregoing, which Geoinformatics, Rimfire or any of its subsidiaries is required to pay, withhold or collect, together with any interest, penalties or other additions to tax that may become payable in respect of such taxes, and any interest in respect of such interest, penalties and additions whether disputed or not;

“Tax Act” means the Income Tax Act (Canada), as amended from time to time;

“Termination Fee” means the fee in the amount of $500,000 payable in certain circumstances set out in the Acquisition Agreement.  See “The Acquisition Agreement – Termination Fee”;

“Termination Fee Event” has the meaning ascribed thereto under “The Acquisition Agreement – Termination Fee”;

“TSX-V” or the “Exchange” means the TSX Venture Exchange;

“U.S.” or United States” means the United States of America, its territories and possessions, any state of the United States and the District of Columbia;

“U.S. Exchange Act” means the United States Securities Exchange Act of 1934, as amended from time to time;

“U.S. Securities Act” means the United States Securities Act of 1933, as amended from time to time;

“U.S. Tax Code” has the meaning ascribed thereto under “United States Federal Income Tax Considerations – General”; and

“YBCA” means the Business Corporations Act (Yukon), as amended from time to time.

SUMMARY OF INFORMATION CIRCULAR

The following is a summary of certain information contained elsewhere in this Information Circular, including the Appendices hereto.  This summary is qualified in its entirety by the more detailed information appearing or referred to elsewhere in this Information Circular.

Certain capitalized terms used in this summary are defined in the Glossary of Defined Terms appearing on page 1 of this Information Circular.

Date, Time and Place of Meeting

The Meeting will be held on July 30, 2009 at 2:00 p.m. (Vancouver Time) at the Terminal City Club, 837 West Hastings Street, Vancouver, British Columbia, unless otherwise adjourned or postponed.

Record Date

The record date for the determination of Shareholders entitled to receive notice of the Meeting is June 19, 2009.  Only Shareholders whose names have been entered in the registers of Rimfire on the close of business on the record date will be entitled to receive notice of and to vote at the Meeting.  See “Information Concerning the Meeting and Proxies – Quorum and Voting Rights”.

Background and Purpose of the Meeting

On May 26, 2009, Geoinformatics and Rimfire announced that they had entered into a letter of intent in respect of an acquisition pursuant to which Geoinformatics will acquire all of the outstanding Rimfire Shares by way of Plan of Arrangement, following the satisfaction of certain regulatory requirements and other conditions.  On June 11, 2009, Rimfire and Geoinformatics entered into the Acquisition Agreement.

The purpose of the Meeting is for Shareholders to:  receive and consider the consolidated financial statements of Rimfire for the financial period ended January 31, 2009, together with the auditors’ report thereon;  fix the number of directors of Rimfire; elect the directors of Rimfire;  appoint the auditors of Rimfire;  authorize the Board to fix the auditors’ remuneration;  consider, and if thought advisable, pass an ordinary resolution of Rimfire to re-adopt and re-approve the stock option plan of Rimfire, as more particularly described in the Information Circular; and consider, pursuant to an order of the Supreme Court of British Columbia dated June 26, 2009 and, if deemed advisable, pass as a special resolution of Rimfire, with or without variation, the Arrangement Resolution authorizing the Arrangement.  Following the completion of the Arrangement, Rimfire will be a wholly-owned subsidiary of Geoinformatics.

After careful consideration, the Board has unanimously determined that the Consideration under the Arrangement is fair to Shareholders and the Arrangement is in the best interests of Shareholders and Rimfire.  Accordingly, the Board unanimously recommends that Shareholders vote FOR the Arrangement Resolution.

See “The Arrangement – Background to the Arrangement”, “The Arrangement – Reasons for the Arrangement and Recommendation of the Board of Directors”.

Shareholder Approvals

For the Arrangement to be approved by the Shareholders in accordance with applicable Laws, the Arrangement Resolution must be passed by at least two-thirds of the votes cast by Shareholders present in person or by proxy at the Meeting and entitled to vote at the Meeting.

In connection with the Arrangement Resolution, each Registered Shareholder, as of the record date of June 19, 2009, is entitled to one vote for each Rimfire Share.

The directors and officers of Rimfire have advised Rimfire that all of the Rimfire Shares over which the directors and officers have control and direction, representing approximately 12.2% of the total outstanding Rimfire Shares, as of June 11, 2009, will be voted in favour of the Arrangement Resolution, and such directors and officers have entered into the Rimfire Voting Agreements with Geoinformatics regarding voting matters.  See “The Arrangement – Securityholder Approvals” and “The Arrangement – Voting Agreements”.

Fairness Opinion

Rimfire has retained Research Capital Corporation to, among other things, provide Rimfire with its opinion as to the fairness to Shareholders of the Consideration to be received pursuant to the Arrangement.  As of the date of the Fairness Opinion, and based on the information and procedures described therein, and subject to the scope of the review, analysis undertaken, and various assumptions, limitations and qualifications set forth in the Fairness Opinion, Research Capital Corporation has concluded that the Consideration of 0.87 Geoinformatics Shares (after giving effect to the Geoinformatics Share Consolidation) for each outstanding Rimfire Share, to be received by Shareholders pursuant to the Arrangement, is fair, from a financial point of view, to Shareholders.

See Appendix D to this Information Circular for the full text of the Fairness Opinion.

Effect of the Arrangement

If the Arrangement Resolution is passed and all of the other procedural steps necessary to closing of the Arrangement are completed, Geoinformatics will acquire all of the then issued and outstanding Rimfire Shares.  At the Effective Time, the following shall occur and shall be deemed to occur in the following order without any further act or formality:

(a)

each Rimfire Share held by a Dissenting Shareholder will be deemed to be transferred to Rimfire for cancellation and Rimfire shall be obliged to pay the amount determined in accordance with the Plan of Arrangement;

(b)

each Rimfire Share (other than Rimfire Shares held by a Dissenting Shareholder) will be deemed to be transferred by the holder thereof, without any further act or formality on its part, to Geoinformatics free and clear of all claims and encumbrances, and in consideration therefor, Geoinformatics will issue Geoinformatics Shares on the basis of 0.87 fully paid and non-assessable Geoinformatics Shares (after giving effect to the Geoinformatics Share Consolidation) for each Rimfire Share, in the manner set forth in the Plan of Arrangement; and

(c)

each Rimfire Option outstanding immediately prior to the Effective Time, whether or not vested, will be exchanged for a Converted Geoinformatics Option in the manner set forth in the Plan of Arrangement.

See “The Arrangement – Terms of the Arrangement”.

Details of the Geoinformatics Shares are set out in this Information Circular in Appendix A, “Information Concerning Geoinformatics” and Appendix B, “Information Concerning the Combined Company after the Arrangement”.

No fractional Geoinformatics Shares will be issued pursuant to the Arrangement.  Where a Shareholder is to receive Geoinformatics Shares as consideration under the Arrangement, the number of Geoinformatics Shares to be issued will be rounded up to the nearest whole Geoinformatics Share in the event that a Shareholder is entitled to a fractional share representing 0.5 or more of a Geoinformatics Share and shall be rounded down to the nearest whole Geoinformatics Share in the event that a Shareholder is entitled to a fractional share representing less than 0.5 of a Geoinformatics Share.

Other than as set out in the Plan of Arrangement, the full text of which is attached as Appendix F, all other terms and conditions of each Converted Geoinformatics Option will be unchanged from those of the relevant Rimfire Option, and any document or agreement previously evidencing a Rimfire Option will, after the exchange thereof pursuant to the Arrangement, evidence such Converted Geoinformatics Option.

The Acquisition Agreement

As of June 11, 2009, Rimfire and Geoinformatics entered into the Acquisition Agreement pursuant to which Geoinformatics will acquire, subject to certain conditions, all of the issued and outstanding Rimfire Shares.

See “The Acquisition Agreement” for a detailed summary of the key terms and conditions of the Acquisition Agreement.

Procedure for the Arrangement to Become Effective

The Arrangement is proposed to be carried out pursuant to Section 288 of the BCBCA.  In addition to obtaining the approval of Shareholders at the Meeting and the satisfaction or waiver of the other conditions as set out in the Acquisition Agreement, the Court must grant the Final Order approving the Arrangement and certain other conditions must be satisfied or waived in order for the Arrangement to become effective.

See “Procedures for the Arrangement to Become Effective”, “The Acquisition Agreement – Conditions to the Completion of the Arrangement”.

Court Approval and Completion of the Arrangement

The Arrangement requires approval by the Court.  Prior to the mailing of this Information Circular, Rimfire obtained the Interim Order providing for the calling and holding of the Meeting and other procedural matters.

Subject to the approval of the Arrangement Resolution by the Shareholders at the Meeting in the manner required by the Interim Order (a copy of which is attached as Appendix G hereto), the Court hearing in respect of the Final Order is currently scheduled to take place on July 31, 2009 at 10:00 (Vancouver Time) in the Supreme Court of British Columbia, the Law Courts, 800 Smithe Street, Vancouver, British Columbia, V6Z 2E1, Telephone (604) 660-2847 and Fax (604) 660-2420 or as soon thereafter as is reasonably practicable.  Any Securityholder who wishes to appear or be represented and to present evidence or arguments at the Court hearing for the Final Order must serve and file an Appearance by the date and in the manner set out in the Interim Order and satisfy any other requirements of the Court.  The Court will consider, among other things, the reasonableness of the Arrangement.  The Court may approve the Arrangement in any manner the Court may direct, and subject to compliance with such terms and conditions, if any, as the Court deems fit.

If the Shareholders approve the Arrangement Resolution on the basis described herein, and if the Final Order is obtained on July 31, 2009 in form and substance satisfactory to Rimfire and Geoinformatics, Rimfire currently expects that the Effective Date will be August 5, 2009.

See “Court Approval and Completion of the Arrangement”.

Geoinformatics

Geoinformatics is a mineral exploration company with an extensive property portfolio in Alaska, British Columbia, Ontario, Mexico and Nevada.  Its assets include the multi-million ounce gold resource at the Whistler Project in Alaska.  Geoinformatics uses a unique and innovative approach to exploration and target development that integrates data aggregation and data mining, three dimensional modeling and leading-edge technology, and utilizes proprietary processing algorithms.  Among the unique aspects of Geoinformatics’ approach is the use of probabilistic techniques to rank potential exploration drill targets.  Over the past four years, Geoinformatics has evolved from that of a technology service company to that of a pure exploration company through its alliances with strategic partners within the mining and exploration industry.

Geoinformatics is a reporting issuer in the provinces of British Columbia and Alberta and in the Yukon Territory.  The Geoinformatics Shares are listed for trading on the TSX-V under the symbol “GXL”.

See “Information Concerning Geoinformatics” attached as Appendix A to this Information Circular, and “Notice Regarding Certain Information”.

Information Concerning the Combined Company

The Combined Company is Geoinformatics after giving effect to the Arrangement.  After the Effective Time, Geoinformatics will be deemed to have acquired all of the issued and outstanding Rimfire Shares and Rimfire will become a wholly-owned subsidiary of the Combined Company.  The Combined Company will have a sufficient cash position to continue and materially advance Geoinformatics’ Whistler Project in Alaska.  The Combined Company will have a substantial precious metals focused property portfolio, taking advantage of the geographic synergies between Geoinformatics and Rimfire.  The Combined Company’s enhanced management team will be skilled in leveraging exploration by strategic partnerships while the expanded post-Arrangement board of directors will have a greater depth of experience in capital markets and project advancement.

See Appendix B to this Information Circular for additional information concerning the Combined Company after the Arrangement.

Financial Statements of Geoinformatics

The audited annual financial statements of Geoinformatics for the years ended December 31, 2008 and December 31, 2007 and 2006, together with the auditors’ reports thereon, and the unaudited interim financial statements of Geoinformatics for the interim period ended March 31, 2009, as well as the corresponding management discussion and analysis for each, all of which are incorporated by reference into this Information Circular, can be found at www.sedar.com.  Copies may also be obtained upon request to Rimfire at Suite 1350, 650 West Georgia Street, Vancouver, British Columbia V6B 4N9.

The unaudited pro forma consolidated financial statements of Geoinformatics that give effect to the Arrangement are set forth in Appendix I attached to this Information Circular.

Procedures for Receiving Payment

Pursuant to the Acquisition Agreement, Geoinformatics will pay for Rimfire Shares acquired pursuant to the Plan of Arrangement by providing the Depositary with sufficient Geoinformatics Shares for transmittal in accordance with the Plan of Arrangement.

Enclosed with this Information Circular is a Letter of Transmittal that is being delivered to Registered Shareholders.  A Registered Shareholder must return a properly completed and executed Letter of Transmittal to the Depositary, together with certificate(s) for such Shareholder’s Rimfire Shares and any other required documents, to obtain Geoinformatics Shares, less any applicable tax withholdings, if the Arrangement becomes effective.  Under no circumstances will interest be paid to any holder on any payment to be made, regardless of any delay in making such payment.  It is recommended that Shareholders complete, sign and return the Letter of Transmittal with the accompanying Rimfire Share certificates to the Depositary as soon as possible, and preferably prior to 5:00 p.m. (Vancouver Time) on July 28, 2009.

No fractional Geoinformatics Shares will be issued to Shareholders.  The number of Geoinformatics Shares to be issued to Shareholders will be rounded up to the nearest whole Geoinformatics Share in the event the Rimfire Shareholder is entitled to a fractional share representing 0.5 or more of a Geoinformatics Share and will be rounded down to the nearest whole Geoinformatics Share in the event the Rimfire Shareholder is entitled to a fractional share representing less than 0.5 of a Geoinformatics Share.  See “The Arrangement – Terms of the Arrangement”.

If you are a Non-Registered Holder and hold your Rimfire Shares through an Intermediary, please complete the documentation provided to you by your Intermediary in accordance with the instructions provided by such Intermediary.

Where a certificate representing Rimfire Shares has been lost, stolen or destroyed, the registered holder of that certificate should complete the Letter of Transmittal as fully as possible and forward the Letter of Transmittal, together with a letter describing the loss, to the Depositary.  The Depositary and/or the registrar and transfer agent for the Rimfire Shares will respond with replacement requirements (which may include bonding requirements) for payment pursuant to the Arrangement.  Any questions and requests for assistance may be directed by Shareholders to Computershare Investor Services at Toll Free (North America): 1-800-564-6253, Overseas: 1-514-982-7555.

From and after the Effective Time, any document or agreement previously evidencing a Rimfire Option shall evidence a Converted Geoinformatics Option.

See “The Arrangement – Procedures for Receiving Payment”.

Dissent Rights

Pursuant to the Interim Order, Registered Shareholders are entitled to dissent in respect of the Arrangement.  If the Arrangement becomes effective, a Dissenting Shareholder is entitled to be paid the fair value of such Dissenting Shareholder’s Rimfire Shares, provided that such Dissenting Shareholder has delivered a written objection to the Arrangement Resolution to Rimfire by 5:00 p.m. (Vancouver Time) no later than two Business Days preceding the Meeting and has otherwise strictly complied with the dissent provisions as set out in the Interim Order.  This right is described in detail under the heading “Rights of Dissenting Shareholders”.  Failure to comply strictly with the dissent procedures described in the Interim Order may result in the loss of any right of dissent.  Beneficial owners of Rimfire Shares registered in the name of an Intermediary who wish to dissent should be aware that only Registered Shareholders are entitled to dissent and, accordingly, they need to contact such Intermediary in order to exercise Dissent Rights.

See “Rights of Dissenting Shareholders”.

Income Tax Considerations

A detailed description of the Canadian federal income tax consequences of the Arrangement is set forth below under the heading “Canadian Federal Income Tax Considerations”.  A detailed description of the United States federal income tax consequence of the Arrangement is set forth below under the heading “United States Federal Income Tax Considerations”.  Canadian and United States resident holders of Rimfire Securities should be aware that the Canadian and United States federal income tax consequences of the Arrangement may depend upon their own individual situations, and that participating in the Arrangement may subject them to federal, provincial or foreign tax consequences that are not discussed in this Information Circular.  Holders of Rimfire Securities are urged to consult their own tax advisor for a full understanding of the tax consequences of participating in the Arrangement.

Securities Laws Considerations

The issue of Geoinformatics Shares pursuant to the Arrangement will be exempt from the prospectus requirements of the Canadian Securities Laws.  Geoinformatics Shares issued pursuant to the Arrangement, including Geoinformatics Shares issued upon exercise of Converted Geoinformatics Options, may be resold in any province or territory of Canada, provided: (i) that Geoinformatics is a reporting issuer in a jurisdiction of Canada for the four months immediately preceding the trade; (ii) the trade is not “control distribution” as defined in National Instrument 45-102 – Resale of Securities, (iii) no unusual effort is made to prepare the market or create a demand for those securities, (iv) no extraordinary commission or consideration is paid in respect of the sale, and (v) if the selling security holder is an insider or officer of Geoinformatics, the insider or officer has no reasonable grounds to believe that Geoinformatics is in default of Canadian Securities Laws.

See “Securities Laws Considerations – Canadian Securities Laws”.

The issue of Geoinformatics Shares and Converted Geoinformatics Options pursuant to the Arrangement will not be registered under the U.S. Securities Act or the securities laws of any state of the United States and will be issued and exchanged in reliance on the Section 3(a)(10) Exemption.  Resale of Geoinformatics Shares and the issuance and resale Geoinformatics Shares upon the exercise of Converted Geoinformatics Options are subject to United States securities laws.

See “Securities Laws Considerations – United States Securities Laws”.

Risk Factors

There are certain risk factors relating to the businesses of Rimfire and Geoinformatics, as well as risk factors relating to the Combined Company and to the Arrangement, all of which should be carefully considered by Shareholders.

See “The Arrangement – Risk Factors”, “Information Concerning Rimfire”, “Information Concerning Geoinformatics – Risk Factors” and “Information Concerning the Combined Company after the Arrangement – Risk Factors”.

INFORMATION CONCERNING THE MEETING AND PROXIES

Solicitation of Proxies

This Information Circular is being furnished in connection with the solicitation of proxies by or on behalf of the management of Rimfire for use at the Meeting and the cost of such solicitation will be borne by Rimfire.  The solicitation will be primarily by mail, but directors, officers, employees and agents of Rimfire may also solicit proxies by telephone or in person.  Employees will not receive any extra compensation for such activities.

APPOINTMENT AND REVOCATION OF PROXIES

Appointment of Proxyholder

The persons named in the enclosed form of proxy are officers of Rimfire.  A Registered Shareholder has the right to appoint as his or her proxyholder a person or company (who need not be a Securityholder) to attend and to act on his or her behalf at the Meeting other than the persons designated in the form of proxy accompanying this Information Circular.  A Shareholder may do so by inserting the name of such other person in the blank space provided in the form of proxy or by completing another proper form of proxy and, in either case, by delivering the completed proxy to Rimfire’s registrar and transfer agent, Computershare Investor Services.  For postal delivery, the completed proxy should be mailed using the envelope provided.  To deliver by facsimile, please send the proxy to the Proxy Department of Computershare Investor Services at (604) 689-8144.  The completed proxy may also be delivered in person or by registered mail to Rimfire Minerals Corporation c/o Computershare Investor Services, 510 Burrard Street, 2nd Floor, Vancouver, British Columbia, V6C 3B9, Attention: Proxy Department.  To be effective, proxies must be received before 2:00 p.m. (Vancouver Time) on July 28, 2009 (or the date that is no later than two Business Days preceding the Meeting if it is postponed or adjourned).

Revocation of Proxy

A Shareholder may revoke a proxy by delivering another properly completed form of proxy bearing a later date in accordance with the procedures specified under the heading “Appointment and Revocation of Proxies – Appointment of Proxyholder”, by depositing an instrument in writing executed by him or her, or by his or her attorney authorized in writing, at the registered office of Rimfire at any time up to and including the last Business Day preceding the day of the Meeting at which the proxy is to be used, or with the Chairman of the Meeting on the day of the Meeting or in any other manner permitted by law.

Exercise of Proxy

The Rimfire Shares represented by a properly executed proxy will be voted for or against in accordance with the instructions of the Shareholder on any vote that may be called for, and, if the Shareholder specifies a choice with respect to any matter to be acted upon at the Meeting, the Rimfire Shares represented by properly executed proxies will be voted accordingly.

In the absence of any instructions to the contrary, the Rimfire Shares represented by proxies received by management of Rimfire will be voted FOR the approval of all matters set out in the proxy, including the approval of the Arrangement Resolution.

The enclosed form of proxy confers discretionary authority upon the persons named therein with respect to amendments or variations to the matters identified in the Notice of Meeting and with respect to other matters which may properly come before the Meeting.  At the date of this Information Circular, management of Rimfire knows of no such amendments, variations or other matters to come before the Meeting other than the matters referred to in the Notice of Meeting.  If any other matters do properly come before the Meeting, it is intended that the person appointed as proxy shall vote on such other business in such manner as that person then considers to be proper.

Explanation of Voting Rights for Beneficial Owners of Rimfire Securities

Only Registered Shareholders or the persons they appoint as their proxies are permitted to vote at the Meeting.

However, in many cases, Rimfire Shares beneficially owned by a Non-Registered Holder are registered either:

(a)

in the name of an Intermediary that the Non-Registered Holder deals with in respect of the securities (intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered registered retirement savings plans, registered retirement income funds, registered education savings plans and similar plans); or

(b)

in the name of a clearing agency (such as The Canadian Depository for Securities Limited) of which the Intermediary is a participant.

In accordance with the requirements of National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer, Rimfire will be distributing copies of the Notice of Meeting, this Information Circular and the form of proxy (collectively, the “Meeting Materials”) to the clearing agencies and Intermediaries for onward distribution to Non-Registered Holders.

Intermediaries are required to forward the Meeting Materials to Non-Registered Holders unless a Non-Registered Holder has waived the right to receive them.  Very often, Intermediaries will use service companies to forward the Meeting Materials to Non-Registered Holders.  Generally, Non-Registered Holders who have not waived the right to receive the Meeting Materials will either:

(a)

be given a form of proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature), which is restricted as to the number of Rimfire Shares beneficially owned by the Non-Registered Holder but which is otherwise not completed.  Because the Intermediary has already signed the form of proxy, this form of proxy is not required to be signed by the Non-Registered Holder when submitting the proxy.  In this case, the Non-Registered Holder who wishes to submit a proxy should otherwise properly complete the form of proxy and deliver it to Rimfire as set out above; or

(b)

more typically, be given a form which, when properly completed and signed by the Non-Registered Holder and returned to the Intermediary or its service company, will constitute voting instructions (often called a “proxy authorization form”) which the Intermediary must follow.  Typically, the proxy authorization form will consist of a one page pre-printed form.  Sometimes, instead of the one page pre-printed form, the proxy authorization form will consist of a regular printed proxy form accompanied by a page of instructions which contains a removable label containing a bar-code and other information.  In order for the form of proxy to validly constitute a proxy authorization form, the Non-Registered Holder must remove the label from the instructions and affix it to the form of proxy, properly complete and sign the form of proxy and return it to the Intermediary or its service company in accordance with the instructions of the Intermediary or its service company.

In either case, the purpose of this procedure is to permit Non-Registered Holders to direct the voting of the Rimfire Shares which they beneficially own.  Should a Non-Registered Holder who receives either form of proxy wish to vote at the Meeting in person, the Non-Registered Holder should strike out the persons named in the form of proxy and insert the Non-Registered Holder’s name in the blank space provided.  In either case, Non-Registered Holders should carefully follow the instructions of their Intermediary, including those regarding when and where the form of proxy or proxy authorization form is to be delivered.

Quorum and Voting Rights

The presence, in person or by proxy, of any one Shareholder is necessary for a quorum at the Meeting.  The Board has fixed the close of business on June 19, 2009 as the record date for the purpose of determining the Shareholders entitled to receive notice of the Meeting and to attend and vote at the Meeting, but the failure of any Shareholder to receive notice of the Meeting does not deprive the Shareholder of the right to vote at the Meeting.

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

The authorized share capital of Rimfire consists of an unlimited number of Rimfire Shares.  As of June 19, 2009, Rimfire had outstanding 25,707,251 Rimfire Shares, each carrying the right to one vote at the Meeting.

Only Shareholders of record at the close of business on June 19, 2009, who either attend the Meeting personally or complete and deliver a form of proxy in the manner and subject to the provisions described above, will be entitled to vote their Rimfire Shares or to have their Rimfire Shares voted at the Meeting.

To the knowledge of the directors and executive officers of Rimfire, as of June 19, 2009, no person or entity beneficially owned, directly or indirectly, or exercised control or direction over, Rimfire Shares carrying 10% or more of the voting rights attached to all outstanding Rimfire Shares except for the following:

Shareholder Name	Number of Rimfire Shares Held	Percentage of Outstanding Rimfire Shares
C.D.S. & Co.[1]	20,520,841	79.83%
CEDE & Co.[1]	4,653,804	18.10%

[1]

The beneficial owners of these Rimfire Shares are not known to Rimfire.

ELECTION OF DIRECTORS

The size of the Board of Directors is currently determined at seven.  At the Meeting, Shareholders will be asked to fix the number of directors at seven and to elect seven directors to succeed the present directors whose term of office of will expire at the conclusion of the Meeting.  Each director elected will hold office until the conclusion of the next annual general meeting of Rimfire at which a director is elected, unless the director’s office is earlier vacated in accordance with the articles of Rimfire or the provisions of the BCBCA.

The following table sets out the names and municipality of residence of management’s nominees for election as directors, all offices in Rimfire each nominee now holds, the date of initial appointment of each nominee as a director, the number of Rimfire Shares beneficially owned by each nominee, directly or indirectly, or over which control or direction is exercised by such nominee, as at June 19, 2009, and each nominee’s principal occupation, business or employment.

Name and Address of Nominee and Present Position with Rimfire	Period from which Nominee has been a Director	Number of shares beneficially owned[1]	Principal Occupation
Henry J. Awmack, P. Eng. Vancouver, British Columbia Director	November 8, 1991	1,370,151	Chief Operating Officer Equity Exploration Consultants Ltd. (geological consulting company)
David A. Caulfield, P.Geo. Quadra Island, British Columbia Chairman of the Board & Director	November 8, 1991	748,151	Director, Business Development Rimfire Minerals Corporation
Bipin Ghelani, C.A.[2] Richmond, British Columbia Director	January 15, 2003	128,000	Chartered Accountant Self-employed

Jack H.L. Miller, P.Eng.[3] North Vancouver, British Columbia Director	October 31, 1998	63,400	Chief Operating Officer Quadra Mining Ltd. (mining company)
William G. Schur[2,4] Highland Park, Illinois Director	March 1, 2009	37,650	Trial Lawyer Self-employed
Mark T. H. Selby[2,5] Toronto, Ontario Director	March 1, 2009	NIL	Vice-President, Business Planning and Market Research Quadra Mining Ltd. (mining company)
Jason S. Weber Port Coquitlam, British Columbia President, Chief Executive Officer & Director	December 1, 2007	179,500	Chief Executive Officer Rimfire Minerals Corporation

[1]

Voting securities beneficially owned, directly or indirectly, or over which control or direction is exercised, which information has been furnished by the nominees themselves.

[2]

Member of Rimfire’s Audit Committee and Compensation Committee.

[3]

Jack H.L. Miller was an officer of Imperial Metals Corporation when it applied for a plan of arrangement under the Companies’ Creditors Arrangement Act on November 23, 2001. The plan of arrangement was approved on April 15, 2002.

[4]

William G. Schur has been a self-employed Attorney-at-Law since December 1981.

[5]

Mark T.H. Selby was the principal of Selby & Co., a metals consulting company, from January 2007 to August 2008. He served as a Vice President, Strategic Planning for Inco Limited, a mining company, from October 2001 to January 2007.

APPOINTMENT AND REMUNERATION OF AUDITORS

Hay & Watson, Chartered Accountants, of Vancouver, British Columbia, will be nominated at the Meeting for reappointment as auditors of Rimfire at a remuneration to be fixed by the directors.  Hay & Watson have been appointed auditors of Rimfire for over five years.

RE-APPROVAL OF STOCK OPTION PLAN

The Shareholders approved the Rimfire Stock Option Plan at the annual general meeting of Rimfire held on June 20, 2003.  Pursuant to the policies of the TSX-V, Shareholders are required to approve on a yearly basis stock option plans which have a “rolling plan” ceiling.  The Rimfire Stock Option Plan complies with the requirements of the TSX-V’s Policy 4.4.  Under the Rimfire Stock Option Plan, Rimfire may grant stock options pursuant to which Rimfire Shares may be purchased by directors, officers and employees of Rimfire up to a maximum of 10% of the issued and outstanding capital of Rimfire.  As of June 19, 2009, Rimfire had 2,190,000 Rimfire Options outstanding.

The purpose of the Rimfire Stock Option Plan is to advance the interests of Rimfire by furthering Rimfire’s policy of motivating officers, directors and employees of Rimfire to participate in the growth and development of Rimfire.

The following is a summary of the principal terms of the Rimfire Stock Option Plan.

The aggregate number of shares authorized for issuance to any one person within a one-year period is limited to 5% of the outstanding Rimfire Shares. The exercise price of the options granted under the Rimfire Stock Option Plan shall be not less than the “Discounted Market Price” as such term is defined in the policies of the TSX-V.

A Rimfire Option may be granted for a period of up to five years from the date of the granting of the Rimfire Option.  If the option holder resigns or is terminated for just cause, all unexercised Rimfire Options previously granted to such holder are cancelled. In any other circumstance, the holder retains the right to exercise all Rimfire Options granted to such holder in accordance with their terms.

The Rimfire Stock Option Plan is administered by the Board of Directors, and subject to regulatory requirements, it may be amended by the Board of Directors without further Shareholder approval.  Copies of the Rimfire Stock Option Plan can be obtained directly from Rimfire.

In the event the Arrangement is completed, the Rimfire Stock Option Plan will be terminated and no further Rimfire Options will be granted thereunder.

Management of Rimfire will ask the Shareholders to approve the following resolution at the Meeting:

“BE IT RESOLVED AS AN ORDINARY RESOLUTION that, subject to regulatory approval:

(a)

the Company’s stock option plan (the “Stock Option Plan”) be and is hereby re-adopted and re-approved;

(b)

the Company be authorized to grant stock options pursuant and subject to the terms and conditions of the Stock Option Plan, entitling the option holders to purchase up to that number of Shares that is equal to 10% of the issued and outstanding Shares of the Company as at the time of the grant; and

(c)

the directors and officers of the Company be authorized and directed to perform all such acts and deeds and things and execute, under the seal of the Company or otherwise, all such documents, agreements and other writings as may be required to give effect to the true intent of these resolutions.”

CORPORATE GOVERNANCE

Effective June 20, 2005, the Canadian Securities Administrators adopted National Instrument 58-101 Disclosure of Corporate Governance Practices (“NI 58-101”) and National Instrument 58-201 Corporate Governance Guidelines (“NI 58-201”).  NI 58-101 requires issuers to disclose the corporate governance practices that they have adopted.  NI 58-201 provides guidance on corporate governance practices.  In addition, Rimfire is subject to National Instrument 52-110 Audit Committees (“NI 52-110”), which has been adopted in various Canadian provinces and territories and which prescribes certain requirements in relation to audit committees.  A full description of each of the corporate governance practices of Rimfire with respect to NI 58-101 is set out below.

The Board of Directors believes that the principal objective of Rimfire is to generate economic returns with the goal of maximizing shareholder value, and that this is to be accomplished by the Board through its stewardship of Rimfire.  In fulfilling its stewardship function, the Board’s responsibilities will include strategic planning, appointing and overseeing management, succession planning, risk identification and management, environmental oversight, communications with other parties and overseeing financial and corporate issues. The Board believes that good corporate governance practices provide an important framework for timely response by the Board to situations that may directly affect Shareholder value. The Board has adopted a Corporate Governance Policy which includes several guidelines for disclosure controls and procedures and trading policies. The Board has adopted a Code of Ethics for Board members, senior officers and all employees to guide them in making appropriate choices.

Board of Directors

The Board must have the capacity, independent of management, to fulfill its responsibilities. Independence is based upon the absence of relationships and interests that could compromise the ability of a director to exercise judgment with a view to the best interests of Rimfire. The Board is responsible for determining whether or not each director is an independent director.  To do this, the Board analyzes all the relationships of the directors with Rimfire and its subsidiaries.

Bipin Ghelani, William G. Schur and Mark T.H. Selby are independent directors.

The following directors are not considered to be independent: Henry J. Awmack, who has close business relationships with members of management; David A. Caulfield, who is the Director of Business Development of Rimfire; Jack H.L. Miller, who is the spouse of an officer of Rimfire; and Jason S. Weber, who is the President and Chief Executive Officer of Rimfire.

The Board takes specific precautions for any transactions that involve related parties or directors that are not independent.  This is accomplished by having a meeting of independent directors with no management representatives present.  The Corporate Secretary acts as Chair of this independent subcommittee.  The Corporate Secretary also provides guidance on documenting the decisions and actions of the independent directors. Alan J. Hutchison is Rimfire’s Corporate Secretary.  He is a practicing barrister and solicitor in British Columbia.

Mark T.H. Selby is the only director of Rimfire who is also a director of another reporting issuer, Castle Gold Corporation. Additional information about each of the directors can be found under “Election of Directors”.

Orientation and Continuing Education

New directors of Rimfire are provided with an orientation and education program which includes written information about the duties of directors and the business and operations of Rimfire.  Opportunities are provided to meet with each senior officer of Rimfire to answer questions or obtain additional information, within their area of knowledge.  The Chair of the Board and the Corporate Secretary are also available to assist new directors.  On an ongoing basis, Rimfire’s legal counsel will provide memoranda concerning particular issues that may be of concern to the Board.

Ethical Business Conduct

Rimfire has adopted a Code of Ethics which is also incorporated into the employee handbook to provide guidance to the Board, senior officers and employees in their conduct of Rimfire’s business.  These policies are reviewed on a regular basis to ensure that they meet the needs of Rimfire and the changing regulatory environment for reporting issuers.  The Code of Ethics promotes:

•

Integrity on an individual and collective basis;

•

Honesty, integrity and dedication on the part of all directors, officers and employees;

•

Dealing fairly and honestly with Rimfire’s partners and prospective partners;

•

Social responsibility in workplace safety and social and environmental welfare of the communities in which Rimfire operates;

•

Safeguarding competitive and confidential information from disclosure;

•

Providing timely, accurate and complete disclosure; and

•

Compliance with applicable governmental laws, rules and regulations.

Nomination of Directors

The size and current membership of the Board of Directors is reviewed each year prior to the directors making any recommendations to the Shareholders in respect of the election of the Board at the annual meeting of the Shareholders.  Nominees to the Board are made after taking into account the number of directors required to carry out the Board’s duties effectively and the need to maintain the Board’s diversity of views and experience.  Prior to appointing any new director or recommending any new nominee for election to the Board, a committee of the Board interviews prospective Board members to determine his or her area of expertise and qualifications to serve as a director of Rimfire.

Compensation

The Board has determined that the directors and officers should be compensated in a form and amount which is appropriate for comparative organizations, having regard for such matters as time commitment, responsibility and trends in director and executive compensation.  For more information regarding compensation paid to directors and executives, see “Executive Compensation”.

Other Board Committees

There are no standing committees of the Board other than the Audit Committee and the Compensation Committee.

The Audit Committee is Rimfire’s primary standing committee of the Board.  The Audit Committee meets at least four times per year to review accounting policies, internal control procedures and to provide Rimfire’s external auditors with instructions.  All of the members of the Audit Committee are independent members of the Board and all are financially literate.  See “Audit Committee and Relationship with Auditors” below for additional information about the Audit Committee.

The Compensation Committee is composed of the same independent members of the Board as the Audit Committee.  The Compensation Committee meets on an annual basis to review management performance and compensation.  Recommendations from the Compensation Committee are referred to the entire Board of Directors at the budget review meeting for approval.  The entire Board reviews the goals and objectives for the Chief Executive Officer’s performance.

Assessments

Currently, the Board takes responsibility for monitoring and assessing its effectiveness and the performance of individual directors, and its committees, including reviewing the Board’s decision-making processes and quality and adequacy of information provided by management.

AUDIT COMMITTEE AND RELATIONSHIP WITH AUDITORS

NI 52-110 requires Rimfire, as a venture issuer, to disclose annually in its Information Circular certain information concerning the constitution of its Audit Committee and its relationship with its independent auditors, which is set forth below.

The Audit Committee’s Charter

Rimfire’s Audit Committee has adopted a Charter which includes the following significant responsibilities as responsibilities of the Audit Committee:

•

Reviewing the appointment of Rimfire’s Chief Financial Officer;

•

Reviewing the adequacy and effectiveness of Rimfire’s systems of internal control and the adequacy and timeliness of its financial reporting processes;

•

Reviewing all financial disclosure prior to filing or distribution;

•

Reviewing information and earnings guidance disclosures contained in news releases prior to their release;

•

Reviewing Rimfire’s financial reporting and accounting standards and principles and significant changes in such standards or principles;

•

Reviewing significant related party transactions and potential conflicts of interest; and

•

Recommending the appointment of the external auditor, approving all audit engagement terms and fees and pre-approving all audit, non-audit and assurance services provided to Rimfire by the external auditor.

Composition of the Audit Committee

Rimfire’s Audit Committee is comprised of three directors, Bipin Ghelani, C.A., William G. Schur and Mark T.H. Selby.  All three members are considered independent members of the Board pursuant to the meaning of “independent” provided in NI 52-110.  All three members are considered financially literate pursuant to NI 52-110.

Relevant Education and Experience

This section describes the relevant education and experience of Rimfire’s Audit Committee members.

Bipin Ghelani

Richmond, British Columbia

Bipin Ghelani has been a Chartered Accountant since 1972, having completed his education in London, England.  Mr. Ghelani has managed his own accounting firm since 1988.  Prior to that, he held senior positions with several international accounting firms including Deloitte & Touche and PricewaterhouseCoopers.  Mr. Ghelani is the Chair of the Audit Committee.

William G. Schur

Highland Park, Illinois

William G. (Bill) Schur earned an A.B. degree from Dartmouth College in 1972, with a major in Government followed by a J.D. from Cornell University.  He was admitted to the bar in Illinois and the United States District Court for the Northern District of Illinois in 1975 and the United States Court of Appeals for the Seventh Circuit in 1978.  He is also a member of the Trial Bar of the United States District Court for the Northern District of Illinois.  Mr. Schur currently has a law practice in the city of Chicago.  He is a director of The Dalvay Group Ltd., a family-owned Illinois corporation.

Mark T.H. Selby

Toronto, Ontario

Mark. T.H. Selby holds a B.Comm. (Hons.) degree and is currently Vice President, Business Planning and Market Research for Quadra Mining Ltd.  Mr. Selby founded Selby & Co. in 2006 to provide consulting advice to mining companies and investors on the outlook base metals and resource equity valuation.  His prior positions include Assistant Vice President, Strategic Planning & Business Development (2005 – 2007) and Director, Market Research (2001 – 2004) with Inco Limited and he was Principal at Mercer Management Consulting (1994 – 2001).

Audit Committee Oversight

Since the commencement of Rimfire’s most recently completed financial year ended January 31, 2009, the Board of Directors has not failed to adopt a recommendation of the Audit Committee to nominate or compensate an external auditor.

Reliance on Certain Exemptions

Since the commencement of Rimfire’s most recently completed financial year ended January 31, 2009, Rimfire has not relied on the exemptions contained in section 2.4 “De Minimis Non-Audit Services” or section 8 “Exemptions” of NI 52-110.  Section 2.4 provides an exemption from the requirement that the Audit Committee must pre-approve all non-audit services to be provided by the auditor, where the total amount of fees related to the non-audit services are not expected to exceed 5% of the total fees payable to the auditor in the fiscal year in which the non-audit services were provided.  Section 8 permits a company to apply to the Canadian Securities Authorities for an exemption from the requirements of NI 52-110, in whole or in part.

Rimfire is relying on the exemption provided by section 6.1 of NI 52-110 which provides that Rimfire, as a venture issuer, is not required to comply with Part 3 (Composition of the Audit Committee) and Part 5 (Reporting Obligations) of NI 52-110.

External Auditor Service Fees

The fees paid by Rimfire to its auditor in each of the last two fiscal years, by category, are as follows.

Audit Fees

In the year ended January 31, 2009, Rimfire paid the external auditor (the “External Auditor”) $50,000 for audit services.  In the year ended January 31, 2008, Rimfire paid the External Auditor $30,225 for audit services.

Audit Related Fees

In the year ended January 31, 2009, Rimfire paid the External Auditor $6,799 for assurance and related services in connection with the performance of the audit or the review of Rimfire’s financial statements (“Audit Related Services”).  In the year ended January 31, 2008, Rimfire paid the External Auditor $4,275 for Audit Related Services.

Tax Fees

In the year ended January 31, 2009, Rimfire paid the External Auditor $8,726 for advice related to tax compliance, tax advice and tax planning (“Tax Services”).  In the year ended January 31, 2008, Rimfire paid the External Auditor $3,700 for Tax Services.

All Other Fees

In the year ended January 31, 2009, Rimfire paid the External Auditor $380 for all other fees.  In the year ended January 31, 2008, Rimfire paid the External Auditor $290 for all other fees.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

The purpose of this Compensation Discussion and Analysis is to provide information about Rimfire’s executive compensation objectives and processes and to discuss compensation decisions relating to its named executive officers (“Named Executive Officers”) listed in the Summary Compensation Table that follows.  During its financial year ended January 31, 2009, four individuals were Named Executive Officers (as defined in Canadian Securities Laws) of Rimfire, namely Jason S. Weber, President and Chief Executive Officer, Dorothy G. Miller, Chief Financial Officer, David A. Caulfield, Director of Business Development, and Mark E. Baknes, Vice President, Exploration.

Compensation Objectives, Principles and Process

Rimfire has determined that the officers and employees of Rimfire should be compensated in a form and amount which is appropriate for comparative organizations, taking into account such factors as professional qualifications, responsibility within the organization, and trends in executive compensation.  Rimfire conducts an annual survey of compensation data, as disclosed in financial statements or information circulars, for selected companies with similar business models, at similar stages of development and with similar resources available to them.  For the current fiscal year and in light of the global economic situation, it was determined that no increases would be provided to executives of Rimfire.

The compensation package for each executive officer of Rimfire consists of base salary, vacation commensurate with years of service, benefits available to all employees of Rimfire, and incentive stock option grants. The Compensation Committee of the Board determines the compensation for executive officers. The Chief Executive Officer, in consultation with the Chief Financial Officer, determines compensation of staff members who are not executive officers.

It is difficult to assess appropriate performance targets for an exploration company, since the projects change within the fiscal year and success in exploration can be as much a function of the geology and project circumstances as it is the result of personal effort.  Rimfire has a discovery bonus policy in place which would reward extraordinary exploration results. Other performance targets which have been considered are tied to share price and/or market capitalization.  In the current economic climate, those triggers were not deemed appropriate for determining compensation for executive officers and employees. The Board as a whole is charged with the responsibility of reviewing the performance of the Chief Executive Officer on an annual basis, assisting with goal-setting and measurement of performance with respect to those goals.

Option-Based Awards

Stock option grants are determined twice a year for all directors, officers and employees. The number of options available for granting and individual responsibility and accountability to Rimfire is considered in determining the number of options to be granted to each individual.  Unexercised Rimfire Options are not considered as part of this determination.  Recommendations are provided to the Board who make the final determination about specific grants.

The exercise price of Rimfire Options is no less than the closing price of the shares on the TSX-V on the date on which the Rimfire Option is granted.  Rimfire Options expire no later than five years from the grant date.  Individual grants in excess of 30,000 shares vest over two years with one-half vesting immediately, one-quarter vesting on the first anniversary date of the grant and the remaining one-quarter vesting on the second anniversary date.  Individual grants of up to 30,000 shares vest immediately.

Summary Compensation Table

The following table sets forth information concerning the annual and long term compensation for services rendered to Rimfire for the financial period ended January 31, 2009 in respect of the individuals who were (or who acted in a similar capacity as) as of January 31, 2009, or at any time during the financial year, the Chief Executive Officer and the Chief Financial Officer, or other executive officers or individuals whose total compensation during such period exceeded $150,000, being the Named Executive Officers.

Name Principal Position	Year Ended	Salary ($)	Share-based awards ($)	Option-based awards ($)[1]	Non-equity incentive plan compensation($)		All other compensation ($)	Total compensation ($)
					Annual incentive plans	Long-term incentive plans
Jason S. Weber President & Chief Executive Officer[2,3]	2009 2008 2007	135,194 91,731 72,100	NIL NIL NIL	56,877 124,418 59,268	NIL NIL NIL	NIL NIL NIL	NIL NIL NIL	192,071 216,149 131,368
Dorothy G. Miller Chief Financial Officer	2009 2008 2007	95,375 80,043 63,866	NIL NIL NIL	5,745 50,004 59,268	NIL NIL NIL	NIL NIL NIL	NIL NIL $10,923[4]	101,120 130,047 134,057
David A. Caulfield Director of Business Development[3,5]	2009 2008 2007	NIL NIL NIL	NIL NIL NIL	65,444 119,399 168,023	NIL NIL NIL	NIL NIL NIL	129,600[5] 129,600[5] 129,600[5]	19,504 248,999 297,623
Mark E. Baknes Vice President, Exploration	2009 2008 2007	136,132 124,558 113,341	NIL NIL NIL	5,745 89,709 108,755	NIL NIL NIL	NIL NIL NIL	NIL NIL NIL	141,877 214,267 222,096

[1]

Grant date fair value of option awards which vested during the fiscal year calculated using the Black-Scholes option pricing model.

[2]

Jason S. Weber was appointed President and Chief Executive Officer on December 1, 2007.  Prior to that he was Manager, Corporate Communication for Rimfire. The figures in this table include all remuneration for the fiscal years presented.

[3]

Jason S. Weber and David A. Caulfield are directors of Rimfire. A portion of the option-based awards is the only compensation related to their services as directors.

[4]

Pursuant to the terms of a Management Agreement dated March 1, 2002, and amended January 1, 2006, Equity Exploration Consultants Ltd. was reimbursed actual costs for the services of Ms. Miller based on time allocated to Rimfire.  See “Management Contracts”.  As of April 1, 2006 Ms. Miller’s services were no longer paid under contract with Equity Exploration Consultants Ltd.

[5]

Pursuant to the terms of a Management Agreement effective January 1, 2008, Equity Exploration Consultants Ltd. is paid $10,800 per month for the services of David A. Caulfield in his role as Director, Business Development for Rimfire.  Mr. Caulfield was Chief Executive Officer of Rimfire until December 1, 2007.

Rimfire used the Black-Scholes option pricing model to determine the fair value of Rimfire Options on the grant date.  The following assumptions and estimates were used in calculating these figures for financial statement purposes and for the “Summary Compensation Table” above.  Rimfire has determined that this option pricing model provides a reasonable estimate of the fair value of Rimfire Options granted to directors, officers and employees.  The method of estimating volatility was changed during the financial year ended January 31, 2009 to more accurately represent expected volatility over the life of the Rimfire Options.

	January 31, 2009	January 31, 2008	January 31, 2007
Volatility	60%	186%	164%
Risk-free interest rate	1.71%	4.44%	4.32%
Expected life	3.6 years	3.4 years	5 years
Expected dividend yield	-	-	-

No previously granted Rimfire Options were amended during the financial years presented in the “Summary Compensation Table”.

Incentive Plan Awards

Outstanding Share-Based Awards and Option-Based Awards

The following incentive stock option awards were outstanding to the Named Executive Officers as of the end of the financial year ended January 31, 2009.

	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options ($)	Number of shares or units of shares that have not vested ($)	Market or payout value of share-based awards that have not vested
Jason S. Weber	65,000 10,000 25,000 10,000 15,000 93,750 15,000 17,500	1.21 1.23 1.70 2.04 2.00 1.65 0.90 0.20	Dec. 9, 2009 Dec. 22, 2010 July 17, 2011 Jan. 11, 2012 July 16, 2012 Dec. 10, 2012 July 16, 2013 Dec. 19, 2013	NIL NIL NIL NIL NIL NIL NIL $2,450	NIL	NIL
Dorothy G. Miller	15,000 10,000 50,000 10,000 15,000 15,000 10,000 20,000	1.21 1.23 1.70 2.04 2.00 1.65 0.90 0.20	Dec. 9, 2009 Dec. 22, 2010 July 17, 2011 Jan. 11, 2012 July 16, 2012 Dec. 10, 2012 July 16, 2013 Dec. 19, 2013	NIL NIL NIL NIL NIL NIL NIL $1,400	NIL	NIL
Mark E. Baknes	15,000 10,000 100,000 15,000 15,000 15,000 10,000 20,000	1.21 1.23 1.70 2.04 2.00 1.65 0.90 0.20	Dec. 9, 2009 Dec. 22, 2010 July 17, 2011 Jan. 11, 2012 July 16, 2012 Dec. 10, 2012 July 16, 2013 Dec. 19, 2013	NIL NIL NIL NIL NIL NIL NIL $1,400	NIL	NIL
David A. Caulfield	45,000 15,000 150,000 25,000 37,500 10,000 10,000 17,500	1.21 1.23 1.70 2.04 2.00 1.65 0.90 0.20	Dec. 9, 2009 Dec. 22, 2010 July 17, 2011 Jan. 11, 2012 July 16, 2012 Dec. 10, 2012 July 16, 2013 Dec. 19, 2013	NIL NIL NIL NIL NIL NIL NIL $2,450	NIL	NIL

Incentive Plan Awards — Value Vested or Earned During the Year

Name	Option-based awards — Value vested during the year ($)	Share-based awards — Value vested during the year ($)	Non-equity incentive plan compensation — Value earned during the year ($)
Jason S. Weber	NIL	NIL	NIL
Dorothy G. Miller	NIL	NIL	NIL
Mark E. Baknes	NIL	NIL	NIL
David A. Caulfield	NIL	NIL	NIL

The amounts reported above represent the aggregate dollar value that would have been realized during the financial year ended January 31, 2009 if all ‘in the money’ option awards had been exercised on their respective vesting dates.  Option grants of less than 30,000 per holder vest immediately, while all grants of 30,000 or more vest over two years with one half vesting immediately, one quarter on the first anniversary of the grant date and one quarter on the second anniversary of the grant date.  On vesting dates during the financial year ended January 31, 2009, Rimfire Shares were priced at less than or equal to the exercise price of the incentive stock options.

Pension Plan Benefits

Rimfire does not have a defined benefit plan, defined contribution plan or deferred compensation plan.

Termination of Employment, Changes in Responsibility and Employment Contracts

There are no employment contracts between Rimfire and any Named Executive Officer.  Rimfire has no plan or arrangement in respect of compensation received or that may be received by executive officers, including Named Executive Officers, in the financial year ending January 31, 2009, or the current financial year with the view to compensating such officers in the event of the termination of employment (resignation, retirement, change of control) or in the event of a change in responsibilities following a change of control.

Compensation of Directors

During the last completed financial year each of the non-executive directors were compensated by Rimfire for their services in their capacity as directors with an annual stipend of $5,000.  All of the directors may be compensated by Rimfire for their services in their capacity as directors by the issuance of Rimfire Options.  There has been no other arrangement pursuant to which directors were compensated by Rimfire in their capacity as directors. There is no additional compensation for the Chair of committees or for attendance at Board meetings.

Jason S. Weber and David A. Caulfield are included in the “Summary Compensation Table” above for Named Executive Officers and received no additional compensation for their services as directors. William G. Schur and Mark T.H. Selby were appointed as directors effective March 1, 2009 and received no compensation from Rimfire during the financial year ended January 31, 2009.  The following directors received Rimfire Options in their capacity as a director during the most recently completed financial year ended January 31, 2009:

Name	Fees earned ($)	Share-based awards ($)	Option-based awards ($)[1]	Non-equity incentive plan compensation ($)	All other compensation ($)	Total compensation ($)
Henry J. Awmack	5,000	NIL	1,559	NIL	NIL	6,559
Bipin Ghelani	5,000	NIL	1,559	NIL	NIL	6,559
Jack H.L. Miller	5,000	NIL	1,559	NIL	NIL	6,559
P. Gary Paulson[2]	5,000	NIL	1,559	NIL	NIL	6,559
Ian J. Talbot[3]	5,000	NIL	NIL	NIL	NIL	5,000

[1]

Grant date fair value of option awards which vested during the financial year calculated using the Black-Scholes option pricing model.

[2]

P. Gary Paulson resigned his position as a director of Rimfire effective March 1, 2009.

[3]

Ian J. Talbot resigned his position as a director of Rimfire effective November 11, 2008.

Director Outstanding Share-Based Awards and Option-Based Awards

The following incentive stock option awards to the directors who are not also Named Executive Officers were outstanding as of the end of the financial year ended January 31, 2009.  No share-based awards were outstanding as of the end of the financial year ended January 31, 2009.

	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options ($)	Number of shares or units of shares that have not vested ($)	Market or payout value of share-based awards that have not vested
Henry J. Awmack	20,000 15,000 25,000 10,000 10,000 10,000 15,000	1.21 1.23 1.70 2.04 2.00 1.65 0.20	Dec. 9, 2009 Dec. 22, 2010 July 17, 2011 Jan. 11, 2012 July 16, 2012 Dec. 10, 2012 Dec. 19, 2013	NIL NIL NIL NIL NIL NIL $1,050	NIL	N/A
Bipin Ghelani	10,000 10,000 25,000 10,000 10,000 10,000 15,000	1.21 1.23 1.70 2.04 2.00 1.65 0.20	Dec. 9, 2009 Dec. 22, 2010 July 17, 2011 Jan. 11, 2012 July 16, 2012 Dec. 10, 2012 Dec. 19, 2013	NIL NIL NIL NIL NIL NIL $1,050	NIL	N/A
Jack H.L. Miller	10,000 10,000 25,000 10,000 10,000 10,000 15,000	1.21 1.23 1.70 2.04 2.00 1.65 0.20	Dec. 9, 2009 Dec. 22, 2010 July 17, 2011 Jan. 11, 2012 July 16, 2012 Dec. 10, 2012 Dec. 19, 2013	NIL NIL NIL NIL NIL NIL $1,050	NIL	N/A
P. Gary Paulson[1]	20,000 15,000 25,000 10,000 10,000 10,000 15,000	1.21 1.23 1.70 2.04 2.00 1.65 0.20	Dec. 9, 2009 Dec. 22, 2010 July 17, 2011 Jan. 11, 2012 July 16, 2012 Dec. 10, 2012 Dec. 19, 2013	NIL NIL NIL NIL NIL NIL $1,050	NIL	N/A

[1]

P. Gary Paulson resigned his position as a director of Rimfire effective March 1, 2009.  All previously granted options were forfeited on March 31, 2009.

Director Incentive Plan Awards — Value Vested or Earned During the Year

Name	Option-based awards — Value vested during the year ($)	Share-based awards — Value vested during the year ($)	Non-equity incentive plan compensation — Value earned during the year ($)
Henry J. Awmack	NIL	NIL	NIL
Bipin Ghelani	NIL	NIL	NIL
Jack H.L. Miller	NIL	NIL	NIL
P. Gary Paulson	NIL	NIL	NIL

The amounts reported above represent the aggregate dollar value that would have been realized during the fiscal year ended January 31, 2009 if all ‘in the money’ option awards had been exercised on their respective vesting dates. Option grants of less than 30,000 per option holder vest immediately while all grants of 30,000 or more vest over two years, with one half vesting immediately, one quarter on the first anniversary of the grant date and one quarter on the second anniversary of the grant date.  On vesting dates during the fiscal year ended January 31, 2009, Rimfire Shares were priced at less than or equal to the exercise price of the Rimfire Options.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table sets forth details of all equity compensation plans of Rimfire as of January 31, 2009.

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights	Number of Securities Remaining Available for Future Issuance Under the Equity Compensation Plans
Equity compensation plans approved by Securityholders	2,255,000	$1.32	315,725 Common shares
Equity compensation plans not approved by Securityholders	N/A	N/A	N/A
Total	2,255,000	$1.32	315,725 Common shares

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

None of the directors, executive officers and employees and former directors are, as of January 31, 2009, indebted to either Rimfire or any of its subsidiaries nor are any of these individuals indebted to another entity which indebtedness is the subject of a guarantee, support agreement, letter of credit or similar arrangement or understanding provided by Rimfire or any of its subsidiaries.

None of the directors or executive officers of Rimfire, no proposed nominee for election as a director of Rimfire, nor any associate or affiliate of any of the foregoing, has at any time since the beginning of Rimfire’s last completed financial year been indebted to Rimfire or any of its subsidiaries nor have any of these individuals been indebted to another entity which indebtedness is the subject of a guarantee, support agreement, letter of credit or similar arrangement or understanding provided by Rimfire or any of its subsidiaries.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

To the knowledge of management of Rimfire, except as described herein, no director or executive officer of Rimfire, no person who beneficially owns, directly or indirectly, Rimfire Shares carrying 10% or more of the voting rights attached to all outstanding Rimfire Shares (each of the foregoing being an “Informed Person”), no director or executive officer of an entity that is itself an Informed Person or a subsidiary of Rimfire, no proposed nominee for election as a director of Rimfire and no associate or affiliate of any of the foregoing has any material interest, direct or indirect, in any transaction since the beginning of Rimfire’s last completed financial year or in any proposed transaction which, in either case, has materially affected or would materially affect Rimfire or any of its subsidiaries.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Except as disclosed in this Information Circular, none of the directors or executive officers of Rimfire, nor any person who has held such a position at any time since the beginning of the last completed financial year of Rimfire, nor any associate or affiliate of the foregoing persons, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted on at the Meeting other than the approval of the Arrangement, as more particularly described herein.  See “Information Concerning Geoinformatics – Conflicts of Interest” in Appendix A for information with respect to directors of Geoinformatics.

MANAGEMENT CONTRACTS

Rimfire entered into a Management Agreement effective January 1, 2008 with Equity Exploration Consultants Ltd. to provide the services of David A. Caulfield as Director, Business Development of Rimfire for the sum of $10,800 per month.  The Management Agreement can be terminated by Rimfire upon six months’ notice.  Equity Exploration Consultants Ltd. is not at arms’ length to Rimfire as two of its principals, David A. Caulfield and Henry J. Awmack, are directors of Rimfire.  The independent directors review and approve the Management Agreement on an annual basis.

The management functions of Rimfire and its subsidiaries are not performed to any substantial degree by any person or company other than the directors and executive officers of Rimfire or its subsidiaries, except as described above.

THE ARRANGEMENT

Background to the Arrangement

In November 2008 the Board of Directors of Rimfire determined to pursue potential strategic transactions that would maximize shareholder value.  The Board believed that the downturn in the capital markets would lead to a consolidation of mineral exploration companies.  Over the ensuing months management reviewed a number of potential opportunities.  In March 2009 management of Rimfire was approached by Haywood Securities Inc., the financial advisor to Geoinformatics, about a potential merger transaction with Geoinformatics.  On April 14, 2009 Rimfire and Geoinformatics entered into a confidentiality agreement and commenced due diligence reviews on the other party.  On April 28, 2009 Rimfire engaged Research Capital Corporation as its financial advisor for a potential merger transaction with Geoinformatics.

In April and May 2009 several meetings took place between Rimfire and Geoinformatics and their respective financial advisors to negotiate the terms of a business combination transaction.  On April 27, 2009 the Board of Directors met to review the proposed transaction and Rimfire’s due diligence review conducted to date.  The Board authorized management to continue negotiations.

On May 25, 2009 Rimfire and Geoinformatics entered into a letter agreement pursuant to which Geoinformatics would acquire all of the Rimfire Shares and Rimfire would become a wholly-owned subsidiary of Geoinformatics.  Each Rimfire Share would be exchangeable for 2.6 Geoinformatics Shares, prior to giving effect to the Geoinformatics Share Consolidation of three old Geoinformatics Shares to one new Geoinformatics Share.  The letter agreement was subject to a number of conditions, including the completion of due diligence by both Rimfire and Geoinformatics and the negotiation and completion of a formal agreement.  The Board of Directors of Rimfire met on May 25, 2009 to review the proposed transaction and the letter agreement.  During that meeting, Research Capital Corporation gave a financial presentation and oral opinion regarding the terms of the transaction and concluded that, subject to various assumptions and qualifications, the transaction was fair, from a financial point of view, to Shareholders.

After careful consideration, including a thorough review of the financial presentation and oral opinion delivered by Research Capital Corporation and advice of legal counsel, the Board of Directors unanimously resolved to accept the Fairness Opinion, that the Arrangement is in the best interests of Rimfire and to authorize the execution of the letter agreement.  The board of directors of Geoinformatics also met on May 25, 2009 to approve the Arrangement and the execution of the letter agreement.

Between May 25, 2009 and June 11, 2009 the parties negotiated the terms of the Acquisition Agreement.  On June 10, 2009 the Board resolved to enter into the Acquisition Agreement, the Rimfire Voting Agreements and the Geoinformatics Voting Agreement.  The Board re-confirmed that the Arrangement and the transactions contemplated thereby are in the best interests of Rimfire and resolved to recommend to Rimfire Shareholders that they vote in favour of the Arrangement Resolution.  The board of directors of Geoinformatics also met on June 10, 2009 to approve the Arrangement and the execution of the Acquisition Agreement.  On June 11, 2009 Rimfire and Geoinformatics entered into the Acquisition Agreement.

The Arrangement Resolution, substantially in the form attached as Appendix E to this Information Circular, will be proposed for consideration at the Meeting.  The purpose of the Arrangement Resolution is to approve the Arrangement pursuant to which Rimfire will become a wholly-owned subsidiary of Geoinformatics.  If the Arrangement is successfully completed, on or shortly after the Effective Date, the Rimfire Shares would cease trading on the TSX-V and notices would be filed for Rimfire to cease to be a reporting issuer under applicable Canadian Securities Laws.

Securityholder Approvals

In order to be effective, the Arrangement must be approved by at least two-thirds of the votes cast by Shareholders present in person or by proxy at the Meeting and entitled to vote at the Meeting.

The form of proxy delivered with this Information Circular provides a means for a Shareholder to vote for or against the Arrangement Resolution.

In the absence of any instructions to the contrary, the Rimfire Shares represented by proxies received by management will be voted FOR the approval of the Arrangement Resolution.

Reasons for the Arrangement and Recommendation of the Board of Directors

After considering the terms of the Arrangement, together with the matters summarized below, the Board of Directors unanimously determined that the Arrangement is fair to Shareholders and is in the best interests of Rimfire.  Accordingly, the Board of Directors unanimously recommends that Shareholders vote FOR of the Arrangement Resolution.

In making its determination and recommendation, the Board of Directors considered a number of factors, including:

•

The Whistler Project.  Shareholders, as holders of Geoinformatics Shares following the Arrangement, will participate in potential value increases associated with the Whistler Project. The Whistler Project is located 160 km northwest of Anchorage, Alaska and covers an area of approximately 440km2. The Whistler Project, with a NI 43-101 “Indicated” and “Inferred” resource of 1.31 and 4.4 million gold equivalent ounces, is situated within the same geological belt that hosts the world class Pebble copper-gold porphyry deposit.  The Whistler project area comprises a gold-copper porphyry district with multiple mineralized systems identified by geological mapping, geophysical techniques and geochemical surveys.

•

Combined Strength of Rimfire and Geoinformatics.  If the Arrangement is completed, it is expected that the Combined Company will be a well-managed exploration company. A strong board of directors with expertise in capital markets and project advancement, and an enhanced management team skilled in leveraging exploration via strategic partnerships will lead the Combined Company after the Arrangement.  Many of the current directors and officers of Rimfire will continue to be directors or officers of the Combined Company.  See “Information Concerning the Combined Company after the Arrangement” attached as Appendix B.

•

Premium to Rimfire Shareholders.  Geoinformatics has offered a premium to the price of the Rimfire Shares.  The terms of the Arrangement provide a premium of approximately 33% based on the 10-day volume-weighted average price of the Rimfire Shares and the Geoinformatics Shares on the TSX-V as of May 25, 2009, the day before the initial announcement.

•

Growth and Consolidation.  A global precious metals company will emerge with properties on two continents. These projects are all in stable, mining-friendly jurisdictions: Alaska, Nevada, British Columbia, Mexico and Australia. The best of both companies will be blended to create shareholder value.

•

Acquisition Agreement.  The terms and conditions of the Acquisition Agreement include the ability of the Board of Directors under certain circumstances to respond to unsolicited Superior Proposals and to furnish information to and conduct negotiations with third parties and, upon payment to Geoinformatics of a $500,000 Termination Fee, to terminate the Acquisition Agreement and accept a Superior Proposal.  The belief of the Board of Directors that the Termination Fee is within the range of reasonable termination fees provided for in comparable transactions and is not a significant deterrent to possible competing offers.

•

Fairness Opinion.  The Board has received an opinion from Research Capital Corporation, the financial advisor to Rimfire, to the effect that, as of the date of such opinion, subject to the assumptions and limitations set out therein, the Consideration to be received by the Shareholders (other than Geoinformatics and its affiliates) in connection with the Arrangement is fair, from a financial point of view, to such Shareholders.  The full text of the Fairness Opinion is attached as Appendix D to this Information Circular;

•

Voting Agreements.  Each of the directors and officers of Rimfire, who own or control approximately 12.2% of the outstanding Rimfire Shares in aggregate, has entered into a Rimfire Voting Agreement and agreed to vote in favour of the Arrangement.

•

Treatment of Rimfire Options.  Each Rimfire Option, whether vested or unvested, will be exchanged for a Converted Geoinformatics Option.  The number of Geoinformatics Shares which may be acquired upon exercise of a Converted Geoinformatics Option and the exercise price of such Converted Geoinformatics Option will be adjusted in accordance with the Share Exchange Ratio.  Each Converted Geoinformatics Option will have the same terms and conditions as the Rimfire Option for which such Converted Geoinformatics Option was exchanged, except as set forth in the Plan of Arrangement.

•

Required Shareholder and Court Approvals.  The Arrangement Resolution must be approved by not less than two-thirds of the votes cast at the Meeting by Shareholders and must also be approved by the Court, which will consider, among other things, the fairness of the Arrangement to Shareholders; and

•

Dissent Rights.  Under the Arrangement, Registered Shareholders will have the Dissent Rights.

The foregoing summary of the factors considered by the Board of Directors is not intended to be exhaustive of all of the factors considered by the Board of Directors in reaching its conclusions and making its recommendation.  The members of the Board of Directors evaluated the various factors summarized above in light of their own knowledge of the business, financial condition and prospects of Rimfire and Geoinformatics and based upon the advice of its advisors.  In view of the numerous factors considered in connection with their evaluation of the Arrangement, the Board of Directors did not find it practicable to, and did not, quantify or otherwise attempt to assign relative weight to specific factors in reaching its conclusions and recommendation.  In addition, individual members of the Board of Directors may have given different weight to different factors.

Terms of the Arrangement

The following description of the Arrangement is qualified in its entirety by reference to the full text of the Plan of Arrangement, a copy of which is attached as Appendix F to this Information Circular.

At the Effective Time, the following shall occur and shall be deemed to occur in the following order without any further act or formality:

(a)

each Rimfire Share held by a Dissenting Shareholder will be deemed to be transferred to Rimfire for cancellation and Rimfire will be obliged to pay the amount determined in accordance with Article 4 of the Plan of Arrangement.  See “Rights of Dissenting Shareholders”;

(b)

each Rimfire Share (other than those held by a Dissenting Shareholder or Geoinformatics or any subsidiary of Geoinformatics) will be deemed to be transferred to Geoinformatics and Geoinformatics will issue Geoinformatics Shares in accordance with the Share Exchange Ratio for each Rimfire Share; and

(c)

each Rimfire Option outstanding immediately prior to the Effective Time, whether or not vested, will be exchanged for a Converted Geoinformatics Option to acquire Geoinformatics Shares in the manner set out in the Plan of Arrangement.  The number of Geoinformatics Shares which may be acquired upon exercise of a Converted Geoinformatics Option and the exercise price of such Converted Geoinformatics Option will be adjusted in accordance with the Share Exchange Ratio.  Generally, each Converted Geoinformatics Option will have the same terms and conditions as the Rimfire Option that such Converted Geoinformatics Option was exchanged for, provided that no Converted Geoinformatics Option will terminate prior to the expiry date therefor as a result of the holder thereof ceasing to be employed, engaged as a consultant, officer or director or otherwise in a service relationship with Rimfire.

Without limiting the provisions of the Plan of Arrangement relating to amendments, modifications and supplements thereto, the parties to the Acquisition Agreement may amend the Plan of Arrangement by written agreement from time to time up to, but not later than, the Effective Time.  Notwithstanding the foregoing, after receipt of approval of the Shareholders there shall be no amendment to the terms of the Acquisition Agreement and the Plan of Arrangement that by Law requires further approval of the Securityholders without further approval of such holders.  In addition, the Plan of Arrangement provides that Rimfire and Geoinformatics may amend, vary and/or supplement the Plan of Arrangement at any time from time to time provided that any such amendment, variation or supplement is contained in a written document filed with the Court and, if made following the Meeting, is approved by the Court and communicated to the Securityholders in the manner required by the Court (if so required).  Any amendment, variation or supplement to the Plan of Arrangement may be proposed by any of Rimfire and Geoinformatics at any time prior to or at the Meeting with or without any prior notice or communication and, if so proposed and approved at the Meeting, shall become part of the Plan of Arrangement.  Any amendment, variation or supplement to the Plan of Arrangement which is approved or directed by the Court following the Meeting is effective only if it is consented to in writing by Rimfire.

If the Shareholders approve the Arrangement Resolution on the basis described herein, it is expected that the Arrangement will be effected on or about August 5, 2009 following receipt of the Final Order.

Rimfire Convertible Securities

As of June 19, 2009, there were Rimfire Options outstanding which were exercisable to acquire a total of 2,190,000 Rimfire Shares at prices of $0.20 to $2.04 with various expiry dates to March, 2014.

Rimfire Options will be exchanged for Converted Geoinformatics Options pursuant to the terms of the Plan of Arrangement.  The terms of the Converted Geoinformatics Options will be the unchanged from the terms of the Rimfire Option exchanged, except as set forth in the Plan of Arrangement.

Geoinformatics has advised Rimfire that it will apply to list the Geoinformatics Shares issuable upon exercise of the Converted Geoinformatics Options on the TSX-V.

As of June 19, 2009, there were an aggregate of 3,040,292 Rimfire Warrants and Rimfire Broker Warrants outstanding.  All of the outstanding Rimfire Broker Warrants and Rimfire Warrants, if not exercised by July 5, 2009, will expire.  As such, there will be no Rimfire Broker Warrants or Rimfire Warrants outstanding after July 5, 2009 and the only Rimfire Convertible Securities outstanding will be the Rimfire Options.

Fractional Shares

No fractional Geoinformatics Shares shall be issued pursuant to the Arrangement.  Where a Shareholder is to receive Geoinformatics Shares as consideration under the Arrangement, the number of Geoinformatics Shares to be issued shall be rounded up to the nearest whole Geoinformatics Share in the event that a Shareholder is entitled to a fractional share representing 0.5 or more of a Geoinformatics Share and shall be rounded down to the nearest whole Geoinformatics Share in the event that a Shareholder is entitled to a fractional share representing less than 0.5 of a Geoinformatics Share.

Voting Agreements

Rimfire Voting Agreements

Geoinformatics has entered into the Rimfire Voting Agreements with each of the directors and officers of Rimfire whereby they have agreed:

•

to support the Arrangement and vote their Rimfire Shares, representing in aggregate approximately 12.2% of the outstanding Rimfire Shares, in favour of the Arrangement Resolution;

•

not to solicit, initiate, encourage, entertain or facilitate any inquiries or the making of any proposal which does or could constitute an Acquisition Proposal or potential Acquisition Proposal; and

•

not to sell, transfer or assign their Rimfire Shares,

until the earlier of the Effective Time and the time at which the Acquisition Agreement is terminated in accordance with its terms.

Geoinformatics Voting Agreement

Rimfire has entered into the Geoinformatics Voting Agreement with Geologic whereby Geologic has agreed to:

•

support the Arrangement and vote its Geoinformatics Shares, representing 84.88% of the outstanding Geoinformatics Shares, in favour of the Geoinformatics Resolutions;

•

not to solicit, initiate, encourage, entertain or facilitate any inquiries or the making of any proposal which does or could constitute an Acquisition Proposal or potential Acquisition Proposal; and

•

not to sell, transfer or assign its Geoinformatics Shares,

until the earlier of the Effective Time and the time at which the Acquisition Agreement is terminated in accordance with its terms.

In addition, under the Geoinformatics Voting Agreement, Geologic has agreed in favour of Geoinformatics that it will not, until December 31, 2009, directly or indirectly sell, transfer or assign or agree to sell, transfer or assign or grant to any person any right or option to buy any of its Geoinformatics Shares (including Geoinformatics Shares acquired upon the exercise of Geoinformatics Convertible Securities) such or the voting rights attached thereto held by it at the Effective Date without the prior written consent of Geoinformatics, provided that such consent will not be necessary if the transfer is to an affiliate (within the meaning of the BCBCA) where such affiliate executes an agreement on substantially the same terms as the Geoinformatics Voting Agreement, agreeing to be bound by the provisions of the Geoinformatics Voting Agreement.

Geologic has further agreed that, provided that at least 2/7 of the directors comprising the board of directors of Geoinformatics will be nominees of Geologic, Geologic will, for a period commencing on the Effective Date and ending on the earlier of (i) two years from the Effective Date and (ii) the date on which Geologic holds less than 20% of the voting rights attached to all outstanding voting securities of Geoinformatics, vote, or cause to be voted, the Geoinformatics Shares held by the Geologic from time to time in accordance with the unanimous recommendations of the board of directors of Geoinformatics on any matters to be submitted to the shareholders of Geoinformatics.  For greater certainty, a unanimous recommendation of the board of directors of Geoinformatics requires a resolution of directors of Geoinformatics approved by all directors (excluding conflicted directors) by written consent resolution or at a meeting of directors at which all directors are present.

Procedure for the Arrangement to Become Effective

The Arrangement is proposed to be carried out pursuant to Section 288 of the BCBCA.  In addition to obtaining the approval of Shareholders at the Meeting and the satisfaction or waiver of the other conditions as set out in the Acquisition Agreement, the Court must grant the Final Order approving the Arrangement in order for the Arrangement to become effective.

Court Approval and Completion of the Arrangement

The Arrangement requires approval by the Court.  Prior to the mailing of this Information Circular, Rimfire obtained the Interim Order providing for the calling and holding of the Meeting and other procedural matters.  A copy of the Interim Order is attached hereto as Appendix G.  The Petition applying for the Interim Order and the Final Order is also attached hereto as Appendix H.

Subject to the approval of the Arrangement Resolution by the Shareholders at the Meeting in the manner required by the Interim Order, the Court hearing in respect of the Final Order is currently scheduled to take place on July 31, 2009 at 10:00 (Vancouver Time) at the Supreme Court of British Columbia, the Law Courts, 800 Smithe Street, Vancouver, British Columbia, V6Z 2E1, Telephone (604) 660-2847 and Fax (604) 660-2420 or as soon thereafter as is reasonably practicable.  Any Securityholder who wishes to appear or be represented and to present evidence or arguments at the Court hearing for the Final Order must serve and file an Appearance by the date and in the manner set out in the Interim Order and satisfy any other requirements of the Court.  At the hearing, affected persons will be entitled to make representations as to, and the Court will be requested to consider, among other things, the reasonableness of the Arrangement.  The Court may approve the Arrangement in any manner the Court may direct, and subject to compliance with such terms and conditions, if any, as the Court deems fit.

Rimfire has been advised by counsel that the Court has broad discretion under the BCBCA when making orders with respect to an Arrangement and that the Court, in hearing the application for the Final Order, will consider, among other things, the fairness of the Arrangement to the Securityholders.  The Court may approve the Arrangement either as proposed or as amended in any manner the Court may direct, subject to compliance with such terms and conditions, if any, as the Court may determine appropriate.  If any such amendments are made, depending on the nature of the amendments, Rimfire and Geoinformatics may not be obligated to complete the transactions contemplated in the Acquisition Agreement.

If the Shareholders approve the Arrangement Resolution on the basis described herein, and if the Final Order is obtained on July 31, 2009 in form and substance satisfactory to Rimfire and Geoinformatics, Geoinformatics currently expects that the Effective Date will be August 5, 2009.

Although Rimfire’s objective is to have the Effective Date occur as soon as possible after the Meeting, the Effective Date could be delayed for a number of reasons, including an objection before the Court at the hearing of the application for the Final Order.

Expenses of the Arrangement

The estimated fees, costs and expenses of Rimfire in connection with the Arrangement including, without limitation, filing fees, legal and accounting fees, and printing and mailing costs are anticipated to be approximately $375,000.

Procedures for Receiving Payment

Pursuant to the Acquisition Agreement, Geoinformatics will pay for the Rimfire Shares acquired pursuant to the Plan of Arrangement by providing the Depositary with sufficient Geoinformatics Shares for transmittal in accordance with the Plan of Arrangement.

Registered Shareholders who are not Dissenting Shareholders

Enclosed with this Information Circular is a Letter of Transmittal that is being delivered to Registered Shareholders.  A Registered Shareholder must return a properly completed and executed Letter of Transmittal to the Depositary, together with certificate(s) for such Shareholder’s Rimfire Shares and any other required documents, to obtain the Geoinformatics Shares payable to such Shareholder, less any applicable tax withholdings, if the Arrangement becomes effective.  Under no circumstances will interest be paid to any holder on any payment to be made, regardless of any delay in making such payment.

A Shareholder will not receive Geoinformatics Shares for the amount to which such Shareholder is otherwise entitled until proper delivery is made to the Depositary of a properly completed and executed Letter of Transmittal, together with certificate(s) for Rimfire Shares and all other required documents.

Any use of the mail to transmit a share certificate, a related Letter of Transmittal, and any other required documents is at the risk of the Shareholder.  If these documents are mailed, it is recommended that registered mail, with (if available) return receipt requested, properly insured, be used.

Certificates representing Geoinformatics Shares issued as Consideration payable to a former holder of Rimfire Shares who has complied with the procedures set out above and in the Interim Order will, as soon as practicable after the Effective Date and after the receipt of all required documents:

(a)

be forwarded by first class mail to the Shareholder at the address specified in the Letter of Transmittal; or

(b)

if requested by the holder in the Letter of Transmittal, be made available at the office of the Depositary specified for that purpose in the Letter of Transmittal for pick up by the holder; or

(c)

if the Letter of Transmittal neither specifies an address nor contains a request as described in (b) above, be forwarded by first class mail to the holder at the address of the holder as shown on the share register maintained by Rimfire immediately prior to the Effective Time.

Lost Certificates

In the event any certificate which immediately prior to the Effective Time represented one or more outstanding Rimfire Shares shall have been lost, stolen or destroyed, upon receiving an affidavit from the Shareholder claiming such certificate to be lost, stolen or destroyed, the Depositary will issue, in exchange for such lost, stolen or destroyed certificate, Geoinformatics Shares deliverable in accordance with the Plan of Arrangement.  When authorizing such payment in exchange for any lost, stolen or destroyed certificate, the Shareholder to whom Geoinformatics Shares are to be issued shall, as a condition precedent to the issuance thereof, give a bond satisfactory to Geoinformatics and the Depositary in such amount as Geoinformatics may direct, or otherwise indemnify Geoinformatics and the Depositary in a manner satisfactory to Geoinformatics, against any claim that may be made against Geoinformatics or the Depositary with respect to the certificate alleged to have been lost, stolen or destroyed and shall otherwise take such actions as may be required by the articles of Rimfire.

It is recommended that Shareholders complete, sign and return the Letter of Transmittal with the accompanying Rimfire Share certificates to the Depositary as soon as possible, and preferably prior to 5:00 p.m. (Vancouver Time) on July 28, 2009.

Non-Registered Beneficial Shareholders

Shareholders whose Rimfire Shares are registered in the name of an Intermediary should contact that Intermediary for instructions and assistance in delivering share certificates representing those Rimfire Shares.

Rimfire Options

From and after the Effective Date, each option certificate representing Rimfire Options outstanding immediately prior to the Effective Date will thereafter represent a Converted Geoinformatics Option.

Limitation

Any certificate which immediately prior to the Effective Time represented outstanding Rimfire Shares that is not deposited with all other documents and instruments required by the Plan of Arrangement and the Letter of Transmittal to the Depositary in accordance with the terms of the Plan of Arrangement on or before the date that is six years from the Effective Date shall cease to represent a securityholder claim or interest of any kind or nature against Rimfire, Geoinformatics or the Depositary.  On such date, the Geoinformatics Shares to which such Shareholder was entitled in accordance with the Plan of Arrangement shall be automatically cancelled and the interest of the Shareholder in such Geoinformatics Shares shall be terminated.  Accordingly, persons who tender certificates after the sixth anniversary of the Effective Date will not receive Geoinformatics Shares, will not own any interest in Rimfire, Geoinformatics or the Combined Company and will not be paid any cash or compensation.

Distributions with Respect to Unsurrendered Certificates

No dividend or other distribution declared or made after the Effective Time with respect to Geoinformatics Shares, with a record date after the Effective Time, will be delivered to the holder of any unsurrendered certificate for Rimfire Shares and will not be payable until the surrender of certificates for Rimfire Shares for exchange for Geoinformatics Shares in accordance with the terms of the Plan of Arrangement.

Depositary

Appointment

Rimfire has retained the services of Computershare Investor Services Inc. as Depositary for the receipt of the Letters of Transmittal and the certificates representing Rimfire Shares and for the delivery and payment of the Consideration.  The Depositary will receive from Rimfire reasonable and customary compensation for its services in connection with the Arrangement, will be reimbursed by Rimfire for certain reasonable out-of-pocket expenses and will be indemnified by Rimfire against certain liabilities.

Contact Particulars for Depositary

The offices of the Depositary for purposes of depositing Letters of Transmittal and, if applicable, for a Shareholder to take delivery of the Consideration to which such Shareholder is entitled under the Arrangement are as follows:

Vancouver Office: (By courier or by hand) Computershare Investor Services 510 Burrard Street, 2nd Floor Vancouver, British Columbia V6C 3B9 Attention: Corporate Actions Department	Toronto Office: (By regular mail, registered mail, courier or by hand) Computershare Investor Services 100 University Avenue, 9th Floor Toronto, Ontario M5J 2Y1 Attention: Corporate Actions Department

Any questions and requests for assistance may be directed by Shareholders to the Depositary at 1-800-564-6253 (North America) or 1-514-982-7555 (Overseas).

Effect of the Arrangement on Markets and Listings

If the Arrangement is completed, the Rimfire Shares will be delisted from the TSX-V, and Rimfire will apply to cease to be a reporting issuer (or the equivalent) in all provinces and territories of Canada in which it currently is a reporting issuer.

Effect of the Arrangement on Shareholders’ Rights

As a result of the Arrangement, all Shareholders, unless they exercise Dissent Rights, will become shareholders of Geoinformatics.  Geoinformatics is a Yukon corporation.  After the Arrangement, Shareholders will no longer be shareholders of a British Columbia corporation governed by the BCBCA, but will instead be shareholders of a Yukon corporation governed by the YBCA as well as by Geoinformatics’ constating documents.

See Appendix C for a summary comparison of certain of the current rights of Rimfire Shareholders under the BCBCA and the Rimfire articles and notice of articles, and the rights that Shareholders will have as shareholders of Geoinformatics under the YBCA and the Geoinformatics articles and by-laws upon completion of the Arrangement.

Particulars of Other Matters

Management of Rimfire knows of no matters to come before the Meeting other than the matters referred to in the Notice of Meeting.  However, if any other matters that are not now known to management should properly come before the Meeting, the proxy (unless amended) will be voted upon such matters in accordance with the best judgment of the person voting the proxy.

Risks Related to the Arrangement

In assessing the Arrangement, Shareholders should carefully consider the risks described in this Information Circular, including risks described in other documents incorporated by reference.  Additional risks and uncertainties, including those currently unknown to or considered not to be material by Rimfire, may also adversely affect the business of the Combined Company or any one or more of Rimfire, Geoinformatics and the Combined Company.  Risks related to Geoinformatics are set out under “Information Concerning Geoinformatics – Risk Factors” in Appendix A and risks related to the Combined Company are set out under “Information Concerning the Combined Company after the Arrangement” in Appendix B.  See also “Information Concerning Rimfire” and the Rimfire AIF for risks related to Rimfire.

The Arrangement is subject to certain risks, including the following:

The Acquisition Agreement may be terminated by Rimfire or Geoinformatics in certain circumstances, in which case the market price for Rimfire Shares and consequently the value of the Rimfire Options may be adversely affected.

Each of Rimfire and Geoinformatics has the right to terminate the Acquisition Agreement in certain circumstances.  Accordingly, there is no certainty, nor can either of Rimfire or Geoinformatics provide any assurance, that the Acquisition Agreement will not be terminated by either Rimfire or Geoinformatics before the completion of the Arrangement.  For example, Geoinformatics has the right, in certain circumstances, to terminate the Acquisition Agreement if changes occur that, in the aggregate, have a Material Adverse Effect on Rimfire.  Although a Material Adverse Effect excludes certain events that are beyond the control of Rimfire, there is no assurance that a change having a Material Adverse Effect on Rimfire will not occur before the Effective Date, in which case Geoinformatics could elect to terminate the Acquisition Agreement and the Arrangement would not proceed.

In addition, the completion of the Arrangement is subject to a number of conditions precedent, certain of which are outside the control of Rimfire and Geoinformatics, including Shareholders approving the Arrangement on behalf of Rimfire and the shareholders of Geoinformatics approving the Arrangement on behalf of Geoinformatics, and required regulatory approvals being obtained.  There is no certainty, nor can Rimfire provide any assurance, that these conditions will be satisfied.  If for any reason the Arrangement is not completed, the market price of Rimfire Shares and consequently the value of the Rimfire Options may be adversely affected.  Moreover, if the Acquisition Agreement is terminated, there is no assurance that the Board will be able to find a party willing to pay an equivalent or a more attractive price for Rimfire Shares than the price to be paid pursuant to the terms of Acquisition Agreement.

Under the Arrangement, Shareholders will receive Geoinformatics Shares and holders of Rimfire Options will receive Converted Geoinformatics Options.  Consequently, Geoinformatics Shares or Converted Geoinformatics Options received by Securityholders under the Arrangement may have a lower market price or value, as applicable, than expected.

Shareholders and holders of Rimfire Options will receive a fixed number of Geoinformatics Shares and Converted Geoinformatics Options, respectively, under the Arrangement, rather than Geoinformatics Shares or Converted Geoinformatics Options with a fixed market value.  Because the exchange ratio of 0.87 Geoinformatics Shares for every one Rimfire Share (after giving effect to the Geoinformatics Share Consolidation) will not be adjusted to reflect any change in the market value of the Geoinformatics Shares, the market price of Geoinformatics Shares, and consequently the value of Converted Geoinformatics Options received under the Arrangement, may vary significantly from the market price or value, as applicable, at the dates referenced in this Information Circular.

The closing of the Arrangement is conditional on, among other things, the receipt of consents and approvals from the Court and regulatory bodies that could delay completion of the Arrangement or impose conditions on the companies that could adversely affect the business or financial condition of the Combined Company.

Completion of the Arrangement is conditional upon receiving certain Court and regulatory approvals.  A substantial delay in obtaining satisfactory approvals or the imposition of unfavourable terms or conditions in the regulatory approvals could adversely affect the business, financial condition or results of operations of Rimfire or the Combined Company.

Potential payments to Rimfire Shareholders who exercise Dissent Rights could have an adverse effect on the Combined Company’s financial condition.

Shareholders have the right to exercise Dissent Rights and demand payment of the fair value of their Rimfire Shares in cash.  If Dissent Rights are exercised in respect of a significant number of Rimfire Shares, a substantial cash payment may be required to be made to such Shareholders that could have an adverse effect on the Combined Company’s financial condition and cash resources.  The Dissent Rights are described further under “Rights of Dissenting Shareholders” below.

LEGAL MATTERS

Certain legal matters in relation to the Arrangement will be reviewed and passed upon by Fraser Milner Casgrain LLP, counsel to Rimfire, and by Cassels, Brock and Blackwell LLP, counsel to Geoinformatics.  As at the date of this Information Circular, partners and associates of Fraser Milner Casgrain LLP and Cassels, Brock and Blackwell LLP, respectively, own beneficially, directly or indirectly, less than 1% of the issued and outstanding Rimfire Shares and Geoinformatics Shares or shares of their respective associates and affiliates.

THE ACQUISITION AGREEMENT

The Arrangement will be carried out pursuant to the Acquisition Agreement and the Plan of Arrangement.  The following description of certain material provisions of the Acquisition Agreement is a summary only, is not comprehensive and is qualified in its entirety by reference to the full text of the Acquisition Agreement, a copy of which is available on SEDAR at www.sedar.com and EDGAR at www.sec.gov, and to the Plan of Arrangement, which is attached as Appendix F to this Information Circular.

The Acquisition Agreement contains representations and warranties made by Rimfire and Geoinformatics.  These representations and warranties were made by and to the parties thereto for the purposes of the Acquisition Agreement and are subject to the limitations and qualifications agreed to by the parties in connection with negotiating and entering into the Acquisition Agreement.  In addition, these representations and warranties were made as of specified dates, may be subject to a contractual standard of materiality different from what may be viewed as material to Shareholders or may have been used for the purpose of allocating risk between the parties rather than for the purpose of establishing facts.  Moreover, information concerning the subject matter of the representations and warranties may have changed since the date of the Acquisition Agreement.

Effective as of June 11, 2009, Rimfire and Geoinformatics entered into the Acquisition Agreement, under which it was agreed, among other things and subject to the terms and conditions set forth in the Acquisition Agreement, that Geoinformatics would acquire all of the issued and outstanding Rimfire Shares in exchange for the issuance of Geoinformatics Shares on the basis of 0.87 Geoinformatics Shares, after giving effect to the Geoinformatics Share Consolidation, for every one Rimfire Share.

Covenants of Rimfire and Geoinformatics Regarding the Conduct of Business

Rimfire and Geoinformatics have each agreed to certain customary covenants relating to its conduct of business from the date of the Acquisition Agreement until the Effective Date or the termination of the Acquisition Agreement.  In particular, and without limitation, Rimfire and Geoinformatics have agreed not to:

(a)

take any action except in the ordinary course of business of it and its subsidiaries, and to use commercially reasonable efforts to maintain and preserve its and its subsidiaries’ business organization, assets, employees, goodwill and business relationships;

(b)

(i) amend its articles, charter or by-laws or other comparable organizational documents; (ii) split, combine or reclassify shares in its capital or in the capital of any of its subsidiaries, or declare, set aside or pay any dividend or other distribution or payment in respect of its shares owned by any person or the securities of any subsidiary owned by a person other than itself, other than, in the case of any subsidiary wholly-owned by itself, any dividends payable to itself or any other wholly-owned subsidiary of itself; (iii) issue, grant, deliver, sell or pledge, or agree to issue, grant, deliver, sell or pledge, any shares of itself or its subsidiaries, or any Rimfire Convertible Securities or Geoinformatics Convertible Securities, as applicable, or similar rights convertible into or exchangeable or exercisable for, or otherwise evidencing a right to acquire, shares or other securities of itself or its subsidiaries, other than the issuance of its shares issuable pursuant to the terms of the outstanding Rimfire Convertible Securities or Geoinformatics Convertible Securities, as applicable; (iv) redeem, purchase or otherwise acquire, or offer to redeem, purchase or otherwise acquire, any of its outstanding securities or any of its subsidiaries; (v) amend the terms of any of its securities; (vi) adopt a plan of liquidation or resolution providing for the liquidation or dissolution of itself or any of its subsidiaries; (vii) amend its accounting policies or adopt new accounting policies, in each case except as required in accordance with GAAP; (viii) make or amend any Tax election, change any method of Tax accounting, settle or compromise any Tax liability, file any material amended Tax return, enter into a closing agreement, surrender any right to claim a material Tax refund, or consent to the extension or waiver of the limitation period applicable to any material Tax claim or assessment; or (ix) enter into, modify or terminate any Contract with respect to any of the foregoing;

(c)

(i) sell, option, joint venture, pledge, hypothecate, lease, license, sell and lease back, mortgage, dispose of or encumber or otherwise transfer, any assets, securities, properties, interests or businesses of itself or any of its subsidiaries; (ii) acquire (by merger, amalgamation, consolidation or acquisition of shares or assets or otherwise), directly or indirectly, any assets, securities, properties, interests, businesses, corporation, partnership or other business organization or division thereof, or make any investment either by the purchase of securities, contributions of capital, property transfer, or purchase of any other property or assets of any other person, for an amount greater than $50,000; (iii) incur, create, assume or otherwise become liable for, any indebtedness for borrowed money or any other liability or obligation or issue any debt securities or assume, guarantee, endorse or otherwise as an accommodation become responsible for the obligations of any other person, or make any loans, capital contributions, investments or advances; (iv) pay, discharge or satisfy any material claims, liabilities or obligations; (v) waive, release, grant or transfer any rights of material value; or (vi) authorize or propose any of the foregoing, or enter into or modify any Contract to do any of the foregoing;

(d)

enter into or modify any Contract or series of Contracts resulting in a new Contract or series of related new Contracts or modifications to an existing Contract or series of related existing Contracts outside of the ordinary course of business;

(e)

other than as is necessary to comply with applicable Laws: (i) grant to any of its officers, employees or directors or any of its subsidiaries an increase in compensation in any form, or grant any general salary increase; (ii) make any loan to any officers, employees, or directors or any of its subsidiaries; (iii) take any action with respect to the grant of any severance, change of control, bonus or termination pay to, or enter into any employment agreement, deferred compensation or other similar agreement (or amend such existing agreement) with, or hire or terminate employment (except for just cause) of, any of its officers, employees or directors or any of its subsidiaries; (iv) increase any benefits payable under any existing severance or termination pay policies or employment agreements, or adopt or materially amend or make any contribution to any benefit plan or other bonus, profit sharing, option, pension, retirement, deferred compensation, insurance, incentive compensation, compensation or other similar plan, agreement, trust, fund or arrangement for the benefit of its directors, officers or its employees or former directors, officers, employees or any of its subsidiaries; (v) increase compensation, bonus levels or other benefits payable to any of its directors, executive officers or employees or any of its subsidiaries; (vi) provide for accelerated vesting, removal of restrictions or an exercise of any stock based or stock related awards (including stock options, stock appreciation rights, deferred share units, performance units and restricted share awards) upon a change of control occurring on or prior to the Effective Time; or (vii) establish, adopt or amend (except as required by applicable Law) any collective bargaining agreement or similar agreement;

(f)

settle, pay, discharge, satisfy, compromise, waive, assign or release (i) any action, claim or proceeding brought against itself and/or any of its subsidiaries; or (ii) any action, claim or proceeding brought by any present, former or purported holder of its securities in connection with the transactions contemplated by the Acquisition Agreement or the Plan of Arrangement, for an amount that exceeds $50,000 in the aggregate;

(g)

enter into any agreement or arrangement that limits or otherwise restricts in any material respect itself or any of its subsidiaries or any successor thereto, or that would, after the Effective Time, limit or restrict in any material respect itself or any of its subsidiaries from competing in any manner;

(h)

waive, release or assign any material rights, claims or benefits of itself or any of its subsidiaries;

(i)

enter into any agreement that would be considered a Rimfire Material Contract or Geoinformatics Material Contract (as such terms are defined in the Acquisition Agreement), as applicable, or amend in any material respect, transfer or terminate any Rimfire Material Contract or Geoinformatics Material Contract, as applicable;

(j)

change any method of Tax accounting, make or change any Tax election, file any materially amended Return, settle or compromise any Tax liability, agree to an extension or waiver of the limitation period with respect to the assessment, reassessment or determination of Taxes, enter into any closing agreement with respect to any Tax or surrender any right to claim a material Tax refund;

(k)

take any action or fail to take any action which action or failure to act would result in the material loss, expiration or surrender of, or the loss of any material benefit under, or reasonably be expected to cause any Governmental Entities to institute proceedings for the suspension, revocation or limitation of rights under, any material Permits or any Approvals listed in Section 6.1(k) of the Rimfire Disclosure Letter or Section 6.1(k) of the Geoinformatics Disclosure Letter, as applicable, or from any Governmental Entities necessary to conduct its businesses as now conducted or as proposed to be conducted; or fail to prosecute with commercially reasonable due diligence any pending applications to any Governmental Entities for Approvals;

(l)

take any action or fail to take any action that is intended to, or would reasonably be expected to, individually or in the aggregate, prevent, materially delay or materially impede its ability to consummate the Arrangement or the other transactions contemplated by the Acquisition Agreement;

(m)

take any action or enter into any transaction that would preclude the Canadian tax cost “bump” rules from applying upon an amalgamation or winding-up of itself (or its successor by amalgamation) including pursuant to paragraphs 88(1)(c) and 88(1)(d) and subsection 87(11) of the Tax Act;

(n)

take any action or fail to take any action that would preclude Geoinformatics’ acquisition of Rimfire from qualifying as a reorganization described under Section 368(a) of the U.S. Tax Code;

(o)

take any action which would render any representation or warranty made by it in the Acquisition Agreement untrue at any time prior to the Effective Date if then made; or

(p)

agree, resolve or commit to do any of the foregoing.

Rimfire and Geoinformatics have also agreed to use commercially reasonable efforts to cause their current insurance (or re-insurance) policies, or those of their subsidiaries, including directors' and officers' insurance, not to be cancelled or terminated or any of the coverage thereunder to lapse, unless replacement policies having comparable deductions and providing coverage equal to or greater than the coverage under the cancelled, terminated or lapsed policies for substantially similar premiums are in full force and effect.

Each of Rimfire and Geoinformatics has agreed to promptly notify the other in writing of (i) any circumstance or development that to its knowledge is or could reasonably be expected to constitute a Material Adverse Effect or a Geoinformatics Material Adverse Effect, respectively.  Rimfire and Geoinformatics will also notify the other upon becoming aware that any of its representations and warranties in the Acquisition Agreement are untrue or inaccurate in any material respect or if it has breached any of its covenants or agreements contained in the Acquisition Agreement.

Covenants of Rimfire Relating to the Arrangement

Rimfire has agreed in the Acquisition Agreement to certain customary covenants relating to the completion of the Arrangement, including, without limitation, to:

(a)

apply for and use its best efforts to obtain all Key Regulatory Approvals relating to Rimfire or any of its subsidiaries which are typically applied for by an offeree and, in doing so, keep Geoinformatics reasonably informed as to the status of the proceedings related to obtaining the Key Regulatory Approvals, including providing Geoinformatics with copies of all related applications and notifications, in draft form (except where such material is confidential in which case it will be provided (subject to applicable Laws) to Geoinformatics' outside counsel on an "external counsel" basis), in order for Geoinformatics to provide its comments thereon, which shall be given due and reasonable consideration;

(b)

use its commercially reasonable efforts to obtain as soon as practicable following execution of the Acquisition Agreement all third party consents, approvals and notices required under any of the Rimfire Material Contracts, and all Key Third Party Consents;

(c)

elect in its return of income under Part I of the Tax Act for its taxation year ending immediately before the acquisition of control of Rimfire not to have subsection 256(9) of the Tax Act apply; and

(d)

defend all lawsuits or other legal, regulatory or other proceedings against Rimfire challenging or affecting the Acquisition Agreement or the transactions contemplated by the Acquisition Agreement.

Covenants of Geoinformatics Regarding the Performance of Obligations

Geoinformatics has agreed in the Acquisition Agreement to certain customary covenants relating to completion of the Arrangement, including, without limitation, to:

(a)

apply for and use its commercially reasonable efforts to obtain all Key Regulatory Approvals relating to Geoinformatics or any of Geoinformatics' subsidiaries which are typically applied for by an offeror and, in doing so, keep Rimfire reasonably informed as to the status of the proceedings related to obtaining the Key Regulatory Approvals, including providing Rimfire with copies of all related applications and notifications in draft form (except where such material is confidential in which case it will be provided (subject to applicable Laws) to Rimfire's outside counsel on an "external counsel" basis), in order for Rimfire to provide its reasonable comments thereon;

(b)

subject to the terms and conditions of the Acquisition Agreement and of the Plan of Arrangement and applicable Laws, pay the aggregate Consideration to be paid pursuant to the Arrangement at the time provided therein;

(c)

defend all lawsuits or other legal, regulatory or other proceedings against Geoinformatics challenging or affecting the Acquisition Agreement or the consummation of the transactions contemplated by the Acquisition Agreement;

(d)

not take any action that is intended to, or would reasonably be expected to, individually or in the aggregate, prevent, materially delay or materially impede the ability of Geoinformatics to consummate the Arrangement or the other transactions contemplated by the Acquisition Agreement;

(e)

following the Effective Time, take all steps required and cause Rimfire or its successor to take all steps required to fulfill the obligations of Rimfire or is successor to deliver Geoinformatics Shares on any exercise of Rimfire Options, Rimfire Broker Warrants or Rimfire Warrants;

(f)

subject to applicable Law (including the rules or policies of the TSX-V) vote all Rimfire Shares, if any, beneficially owned by it in favour of the Arrangement;

(g)

apply for and use commercially reasonable efforts to obtain conditional approval of the listing and posting for trading on the TSX-V of the Geoinformatics Shares comprising the Consideration and all Geoinformatics Shares that would be issued on the exercise of any Rimfire Convertible Securities outstanding at the Effective Time, subject only to satisfaction by Geoinformatics of customary post-closing conditions imposed by the TSX-V;

(h)

apply for and use commercially reasonable efforts to obtain TSX-V approval for the Geoinformatics Share Consolidation and Geoinformatics Name Change;

(i)

use its commercially reasonable efforts to obtain as soon as practicable all third party consents, approvals and notices required under any of the Geoiniformatics Material Contracts; and

(j)

within five (5) Business Days following the Effective Date, settle, pay, discharge and otherwise satisfy all material debts and liabilities of Geoinformatics and its subsidiaries other than liabilities shown as accruals in Section 5.1(j) of the Geoinformatics Disclosure Letter, which liabilities will be satisfied by Geoinformatics as such liabilities become due and payable.

Mutual Covenants

Each of Rimfire and Geoinformatics agreed in the Acquisition Agreement that during the period from the date of the Acquisition Agreement until the Effective Date or the termination of the Acquisition Agreement:

(a)

it shall, and shall cause its subsidiaries to, use commercially reasonable efforts to satisfy (or cause the satisfaction of) the conditions precedent to its obligations under the Acquisition Agreement to the extent the same is within its control and to take, or cause to be taken, all other action and to do, or cause to be done, all other things necessary, proper or advisable under all applicable Laws to complete the Plan of Arrangement, including using its commercially reasonable efforts to: (i) obtain all Key Regulatory Approvals required to be obtained by it; (ii) effect all necessary registrations, filings and submissions of information requested by Governmental Entities required to be effected by it in connection with the Plan of Arrangement; (iii) oppose, lift or rescind any injunction or restraining order against it or other order or action against it seeking to stop, or otherwise adversely affecting its ability to make and complete, the Plan of Arrangement; and (iv) co-operate with the other party in connection with the performance by it and its subsidiaries of their obligations under the Acquisition Agreement; in addition, subject to the terms and conditions of the Acquisition Agreement, none of the parties shall knowingly take or cause to be taken any action which would reasonably be expected to prevent or materially delay the consummation of the transactions contemplated by the Acquisition Agreement;

(b)

it shall not take any action, refrain from taking any commercially reasonable action, or permit any action to be taken or not taken, which is inconsistent with the Acquisition Agreement or which would reasonably be expected to significantly impede the making or completion of the Plan of Arrangement except as permitted by the Acquisition Agreement; and

(c)

it shall be responsible for the payment of any professional fees and expenses and other fees and expenses incurred by it in connection with the Arrangement (including, but not limited to, fees and expenses of legal counsel, accountants, investment bankers, brokers or other representatives or consultants).

Conditions to the Arrangement Becoming Effective

In order for the Arrangement to become effective, certain conditions must have been satisfied or waived which conditions are summarized below.

Mutual Conditions

The obligations of Rimfire and Geoinformatics to complete the Arrangement are subject to the fulfillment of each of the following conditions precedent, each of which may only be waived with the mutual consent of Rimfire and Geoinformatics:

(a)

Rimfire and Geoinformatics will have allowed the other party’s authorized representatives to have full access, to the extent reasonable, to all of its offices, properties, books and records from the date of the Acquisition Agreement until the earlier of June 30, 2009 and the date this Information Circular is mailed and filed, for the purpose of enabling such party to conduct due diligence investigations, and if at any time, Rimfire or Geoinformatics determines that it has come into possession of information concerning Rimfire or Geoinformatics which significantly adversely affects the decision of Rimfire or Geoinformatics to continue with the Arrangement, Rimfire or Geoinformatics, as applicable, will give notice to the other of such information and after a reasonable opportunity to correct such information, to the extent possible, and may thereafter terminate the Acquisition Agreement;

(b)

the Arrangement Resolution will have been approved by at least 66 2/3% of the Shareholders voting as a single class at the Meeting in accordance with the Interim Order;

(c)

the Interim Order and the Final Order will each have been obtained on terms consistent with the Acquisition Agreement, and will not have been set aside or modified in a manner unacceptable to Rimfire and Geoinformatics, acting reasonably;

(d)

there will not exist any prohibition at Law, including a cease trade order, injunction or other prohibition or order at Law or under applicable legislation against Geoinformatics or Rimfire which will prevent the consummation of the Arrangement;

(e)

Geoinformatics Shares to be issued in the United States (or to residents of the United States) pursuant to and in accordance with the terms of the Acquisition Agreement and the Arrangement will be exempt from registration under the U.S. Securities Act pursuant to Section 3(a)(10) of the U.S. Securities Act;

(f)

the Key Regulatory Approvals will have been obtained;

(g)

the Key Third Party Consents will have been obtained;

(h)

the Acquisition Agreement will not have been terminated in accordance with its terms;

(i)

the distribution of the securities pursuant to the Arrangement will be exempt from the prospectus and registration requirements of applicable Canadian Securities Laws and will not be subject to resale restrictions under applicable Canadian Securities Laws (other than as applicable to control persons or pursuant to Section 2.6 of National Instrument 45-102); and

(j)

no action, suit or proceeding, will have been taken under any applicable Law or by any Governmental Entity, and no Law, policy, decision or directive (having the force of Law) will have been enacted, promulgated, amended or applied, in each case (i) to enjoin or prohibit the Plan of Arrangement or the transactions contemplated by the Acquisition Agreement, (ii) which would render the Acquisition Agreement, the Rimfire Voting Agreements or the Geoinformatics Voting Agreement unenforceable in any way or frustrate the purpose and intent thereof or of the Acquisition Agreement, or (iii) resulting in any material judgment or assessment of material damages, directly or indirectly; and (iv) the Geoinformatics Resolutions will have been adopted by the required majority of the Geoinformatics shareholders voting as a single class at the Geoinformatics Meeting.

Additional Conditions Precedent to the Obligations of Geoinformatics

The obligation of Geoinformatics to complete the Arrangement is subject to the fulfillment of each of the following conditions precedent (each of which is for the exclusive benefit of Geoinformatics and may be waived by Geoinformatics):

(a)

all covenants of Rimfire under the Acquisition Agreement to be performed on or before the Effective Time shall have been duly performed by Rimfire in all material respects;

(b)

all representations and warranties made by Rimfire in the Acquisition Agreement that are qualified by the expression “Material Adverse Effect” will be true and correct as of the Effective Date as if made on and as of such date (except to the extent that such representations and warranties speak as of an earlier date, in which event such representations and warranties will be true and correct as of such earlier date), and all other representations and warranties made by Rimfire in the Acquisition Agreement will be true and correct in all material respects as of the Effective Date as if made on and as of such date (except to the extent that such representations and warranties speak as of an earlier date, in which event such representations and warranties shall be true and correct as of such earlier date);

(c)

the Rimfire Voting Agreements will have been entered into by the directors and officers of Rimfire and all representations and warranties made by such directors and officers in the Rimfire Voting Agreements will be true and correct in all respects, without regard to materiality, as if made on and as of the Effective Date (except for representations and warranties made as of a specified date, the accuracy of which shall be determined as of that specified date); (ii) the directors and officers of Rimfire will have complied in all material respects with all covenants set forth in the Rimfire Voting Agreements that are to be complied with on or before the Effective Date; and (iii) none of the Rimfire Voting Agreements will have been terminated, and no event will have occurred that, with notice or lapse of time or both, would give Geoinformatics the right to terminate any of the Rimfire Voting Agreements;

(d)

since the date of the Acquisition Agreement, there will not have been any event, occurrence, development or circumstance that, individually or in the aggregate, has had or could reasonably be expected to have a Material Adverse Effect on Rimfire;

(e)

holders of no more than 5.0% of the Rimfire Shares will have exercised Dissent Rights; and

(f)

at the Effective Time, Rimfire will deliver to Geologic a certified cheque in same day freely transferable funds payable at par in Vancouver, payable to Geologic (or as Geologic may otherwise direct) in an amount equal to all monies owing to Geologic by Geoinformatics and its subsidiaries.

Additional Conditions Precedent to the Obligations of Rimfire

The obligation of Rimfire to complete the Arrangement is subject to the following conditions precedents (each of which is for the exclusive benefit of Rimfire and may be waived by Rimfire):

(a)

all covenants of Geoinformatics under the Acquisition Agreement to be performed on or before the Effective Time will have been duly performed by Geoinformatics in all material respects;

(b)

the representations and warranties made by Geoinformatics in the Acquisition Agreement that are qualified by the expression “Geoinformatics Material Adverse Effect” will be true and correct as of the Effective Date as if made on and as of such date (except to the extent that such representations and warranties speak as of an earlier date, in which event such representations and warranties shall be true and correct as of such earlier date), and all other representations and warranties made by Geoinformatics in the Acquisition Agreement will be true and correct in all material respects as of the Effective Date as if made on and as of such date (except to the extent that such representations and warranties speak as of an earlier date, in which event such representations and warranties shall be true and correct as of such earlier date);

(c)

since the date of the Acquisition Agreement, there will not have been any event, occurrence, development or circumstance that, individually or in the aggregate, was or could reasonably be expected to be a Geoinformatics Material Adverse Effect;

(d)

the Geoinformatics Voting Agreement will have been entered into by Geologic and: (i) all representations and warranties made by Geologic in the Geoinformatics Voting Agreement will be true and correct in all respects, without regard to materiality, as if made on and as of the Effective Date (except for representations and warranties made as of a specified date, the accuracy of which will be determined as of that specified date); (ii) Geologic will have complied in all material respects with all covenants set forth in the Geoinformatics Voting Agreement; and (iii) the Geoinformatics Voting Agreement will not have been terminated, and no event will have occurred that, with notice or lapse of time or both, would give Rimfire the right to terminate the Geoinformatics Voting Agreement;

(e)

the total indebtedness and liabilities of Geoinformatics as at the Effective Date will not exceed $2.2 million;

(f)

Geoinformatics will have delivered evidence satisfactory to Rimfire of the approval of the listing and posting for trading on the TSX-V of the Geoinformatics Shares comprising the Consideration and all Geoinformatics Shares that would be issued on the exercise of any Rimfire Convertible Securities outstanding at the Effective Time, subject only to standard listing conditions;

(g)

Geoinformatics will have entered into an agreement with Kennecott to amend the strategic alliance between Kennecott and Geoinformatics on terms satisfactory to Rimfire, in its sole discretion; and

(h)

the articles of Geoinformatics will have been amended to give effect to the Geoinformatics Share Consolidation and the Geoinformatics Name Change.

Non-Solicitation Covenants

Pursuant to the Acquisition Agreement, and subject to certain exceptions described therein, Rimfire and Geoinformatics have each agreed not to, directly or indirectly through its representatives, (i) solicit, initiate, knowingly encourage or facilitate (including by way of furnishing information or entering into any form of agreement, arrangement or understanding) the initiation of any inquiries or proposals regarding an Acquisition Proposal, (ii) participate in any discussions or negotiations with any person (other than the other party or any of its affiliates) regarding an Acquisition Proposal, (iii) approve, accept, endorse or recommend, or propose publicly to accept, approve, endorse or recommend, any Acquisition Proposal, (iv) accept or enter into or publicly propose to accept or enter into, any agreement, understanding or arrangement or other contract in respect of an Acquisition Proposal or (v) make a Change in Recommendation.

Each of Rimfire and Geoinformatics has also agreed that it shall, and shall cause its subsidiaries and representatives to, immediately cease and cause to be terminated any solicitation, encouragement, discussion or negotiation with any persons conducted previously by such party, and to discontinue access to and request the return or destruction of any of its confidential information previously provided to third parties to the extent it is entitled to do so.

Notwithstanding the foregoing, if at any time prior to obtaining the approval of the Arrangement Resolution at the Meeting, either Rimfire or Geoinformatics receives a written Acquisition Proposal that its board of directors determines in good faith, after consultation with its financial advisors and outside counsel, constitutes or, if consummated in accordance with its terms, could reasonably be expected to lead to a Superior Proposal, then such party may: (a) furnish information with respect to the other party and its subsidiaries to the person making such Acquisition Proposal; and/or (b) enter into, participate, facilitate and maintain discussions or negotiations with, and otherwise cooperate with or assist, the person making such Acquisition Proposal, provided that the party shall not, and shall not allow its representatives to, disclose any non-public information with respect to the party to such person (i) if such non public information has not been previously provided to, or is not concurrently provided to, the other party; and (ii) without entering into an agreement with such person substantially in the form of the Confidentiality Agreement containing terms that are no more favourable to such person than those found in the Confidentiality Agreement.

Right to Accept a Superior Proposal

If either Rimfire or Geoinformatics receives a written Acquisition Proposal that its board of directors determines in good faith, after consultation with its financial advisors and outside counsel, constitutes or, if consummated in accordance with its terms, could reasonably be expected to lead to a Superior Proposal, then such party may, provided it is in compliance with its requirements to notify the other:

(a)

furnish information with respect to the other and its subsidiaries to the person making such Acquisition Proposal; and/or

(b)

enter into, participate, facilitate and maintain discussions or negotiations with, and otherwise cooperate with or assist, the person making such Acquisition Proposal,

provided that such party shall not, and shall not allow its representatives to, disclose any non-public information with respect to the other to such person (i) if such non public information has not been previously provided to, or is not concurrently provided to, the other party; and (ii) without entering into an agreement with such person substantially in the form of the Confidentiality Agreement containing terms that are no more favourable to such person than those found in the Confidentiality Agreement.

Each party shall promptly notify the other, at first orally and then in writing within 24 hours of receipt of the Acquisition Proposal, in the event it receives an Acquisition Proposal.  If Rimfire or Geoinformatics receives an Acquisition Proposal which its board of directors concludes in good faith constitutes a Superior Proposal, its board of directors may, subject to compliance with the procedures and certain other terms and conditions set forth in the Acquisition Agreement, terminate the Acquisition Agreement to enter into a definitive agreement with respect to such Superior Proposal.

Right to Match

Pursuant to the Acquisition Agreement, each of Rimfire and Geoinformatics has covenanted that it will not accept, approve, endorse, recommend or enter into any agreement, understanding or arrangement in respect of a Superior Proposal unless: (i) the party has complied with the non-solicitation covenants of the Acquisition Agreement and has provided the other with a copy of the Superior Proposal; and (ii) a period of four Business Days (the “Response Period”) has elapsed from the date that is the later of (a) the date on which the other party receives written notice from party’s board of directors that it has determined to accept, approve, endorse, recommend or enter into a definitive agreement with respect to such Superior Proposal, and (b) the date the other party receives a copy of the Superior Proposal.

During the Response Period, the other party will have the right, but not the obligation, to offer to amend the Acquisition Agreement and the Plan of Arrangement, including an increase in, or modification of, the aggregate consideration.  The board of directors of the party will review any such offer by the other party to amend the Acquisition Agreement and the Plan of Arrangement to determine whether the Acquisition Proposal to which the other party is responding would continue to be a Superior Proposal when assessed against the Arrangement as it is proposed in writing by the other party to be amended.  If the board of directors of the party determines that the Acquisition Proposal no longer constitutes a Superior Proposal, such board, will cause the party to enter into an amendment to the Acquisition Agreement with the other party incorporating the amendments to the Acquisition Agreement and Plan of Arrangement as set out in the written offer to amend, and will promptly reaffirm its recommendation of the Arrangement and by the prompt issuance of a press release to that effect.  If the board of directors of the party determines, after consultation with its financial advisors and outside counsel that the Acquisition Proposal continues to be a Superior Proposal, the Party may approve and recommend that holders of its common shares accept such Superior Proposal and may terminate the Acquisition Agreement in order to accept or enter into an agreement, understanding or arrangement to proceed with the Superior Proposal.

Each successive amendment to any Acquisition Proposal will constitute a new Acquisition Proposal for the purposes and the other party will be afforded a new Response Period.

Termination

The Acquisition Agreement may be terminated and the Arrangement may be abandoned at any time prior to the Effective Time (notwithstanding any approval of the Acquisition Agreement or the Arrangement Resolution by the Shareholders or the Arrangement by the Court):

(a)

by mutual written agreement of Rimfire and Geoinformatics;

(b)

by either Rimfire or Geoinformatics, if:

(i)

the Arrangement is not completed by September 30, 2009;

(ii)

there will have been enacted or made any applicable Law that makes consummation of the Arrangement illegal or otherwise prohibited or enjoins Rimfire or Geoinformatics from consummating the Arrangement and such applicable Law (if applicable) or enjoinment shall have become final and non-appealable;

(iii)

the Shareholders will have failed to approve the Arrangement Resolution in accordance with the Interim Order;

(iv)

the shareholders of Geoinformatics will have failed to approve the Geoinformatics Acquisition Resolution; or

(v)

a Superior Proposal is accepted by a Target, the other party does not elect to match such Superior Proposal, and the Target pays the Termination Fee; or

(c)

by Geoinformatics, if:

(i)

prior to obtaining approval of the Shareholders, the Board of Directors fails to recommend or withdraws, amends, modifies or qualifies, in a manner adverse to Geoinformatics or fails to reaffirm its recommendation of the Arrangement within five days (and in any case prior to the Meeting) after having been requested in writing by Geoinformatics to do so, in a manner adverse to Geoinformatics, (it being understood that the taking of a neutral position or no position with respect to an Acquisition Proposal beyond a period of five days (or beyond the date which is one day prior to the Meeting, if sooner) shall be considered an adverse modification) (a “Change in Recommendation”);

(ii)

any of the conditions precedent to the obligation of Geoinformatics to complete the Arrangement is not satisfied, and such condition is incapable of being satisfied by September 30, 2009;

(iii)

a breach of any representation or warranty or failure to perform any covenant or agreement on the part of Rimfire set forth in the Acquisition Agreement will have occurred that would cause the conditions precedent to the obligation of Geoinformatics to complete the Arrangement not to be satisfied, and such conditions are incapable of being satisfied by September 30, 2009;

(iv)

Rimfire is in breach or in default of any of the non-solicitation or right to match provisions of the Acquisition Agreement other than an immaterial breach of Rimfire’s obligation to provide notice of an Acquisition Proposal to Geoinformatics in the prescribed period; or

(v)

the Meeting has not occurred on or before September 15, 2009, provided that it was not caused by a failure by Geoinformatics to fulfill any obligation under the Acquisition Agreement; or

(d)

by Rimfire, if:

(i)

prior to obtaining approval of the Geoinformatics shareholders, the board of directors of Geoinformatics fails to recommend or withdraws, amends, modifies or qualifies, in a manner adverse to Rimfire or fails to reaffirm its recommendation of the Arrangement within five days (and in any case prior to the Geoinformatics Meeting) after having been requested in writing by Rimfire to do so, in a manner adverse to Rimfire, (it being understood that the taking of a neutral position or no position with respect to an Acquisition Proposal beyond a period of five days (or beyond the date which is one day prior to the Geoinformatics Meeting, if sooner) shall be considered an adverse modification) (a “Geoinformatics Change in Recommendation”);

(ii)

any of the conditions precedent to the obligation of Rimfire to complete the Arrangement is not satisfied, and such condition is incapable of being satisfied by September 30, 2009;

(iii)

a breach of any representation or warranty or failure to perform any covenant or agreement on the part of Geoinformatics set forth in the Acquisition Agreement will have occurred that would cause the conditions precedent to the obligation of Rimfire to complete the Arrangement not to be satisfied, and such conditions are incapable of being satisfied by September 30, 2009;

(iv)

Geoinformatics is in breach or in default of any of the non-solicitation or right to match provisions of the Acquisition Agreement other than an immaterial breach of Geoinformatics’ obligation to provide notice of an Acquisition Proposal to Rimfire in the prescribed period; or

(v)

the Geoinformatics Meeting has not occurred on or before September 15, 2009, provided that it was not caused by a failure by Rimfire to fulfill any obligation under the Acquisition Agreement.

Termination Fee

The Acquisition Agreement provides that, if a Termination Fee Event occurs, Rimfire or Geoinformatics, as applicable, will pay the other party (by wire transfer of immediately available funds) the Termination Fee.  A “Termination Fee Event” means the termination of the Acquisition Agreement:

(a)

by Geoinformatics if there has been a Change in Recommendation (except where the Change in Recommendation which has led to the termination has been made solely because a Geoinformatics Material Adverse Effect has occurred; (ii) Rimfire is in breach or in default of any of the non-solicitation or right to match provisions of the Acquisition Agreement other than an immaterial breach of Rimfire’s obligation to provide notice of an Acquisition Proposal to Geoinformatics within a prescribed period; or (iii) Rimfire enters into an agreement, understanding or arrangement with respect to a Superior Proposal and Geoinformatics does not elect to match such Superior Proposal;

(b)

by Rimfire if there has been a Geoinformatics Change in Recommendation (except where the Geoinformatics Change in Recommendation which has led to the termination has been made solely because a Material Adverse Effect has occurred); (ii) Geoinformatics is in breach or in default of any of the non-solicitation or right to match provisions of the Acquisition Agreement other than an immaterial breach of Rimfire’s obligation to provide notice of an Acquisition Proposal to Geoinformatics within a prescribed period; or (iii) Geoinformatics enters into an agreement, understanding or arrangement with respect to a Superior Proposal and Rimfire does not elect to match such Superior Proposal;

(c)

by Geoinformatics if the Arrangement is not completed by September 30, 2009 or the Meeting has not occurred on or before September 15, 2009, but only if prior to the termination of the Acquisition Agreement, a bona fide Acquisition Proposal, or the intention to make an Acquisition Proposal, with respect to Rimfire will have been made to Rimfire or publicly announced by any person (other than Geoinformatics or any of its affiliates) and within 12 months following the date of such termination:

(i)

the Acquisition Proposal is consummated; or

(ii)

Rimfire and/or one or more of its subsidiaries enters into a definitive agreement in respect of, or the Board approves or recommends, such Acquisition Proposal which is subsequently consummated at any time thereafter.

(d)

by Rimfire if the Arrangement is not completed by September 30, 2009 or the Geoinformatics Meeting has not occurred on or before September 15, 2009, but only if prior to the termination of the Acquisition Agreement, a bona fide Acquisition Proposal, or the intention to make an Acquisition Proposal with respect to Geoinformatics will have been made to Geoinformatics or publicly announced by an person (other than Rimfire or any of its affiliates) and within 12 months following the date of such termination:

(i)

the Acquisition Proposal is consummated; or

(ii)

Geoinformatics and/or one or more of its subsidiaries enters into a definitive agreement in respect of, or the Geoinformatics Board approves or recommends, such Acquisition Proposal which is subsequently consummated at any time thereafter.

If a Termination Fee Event occurs due to a termination of the Acquisition Agreement by either party, the Termination Fee will be payable within five Business Days following such Termination Fee Event.

Amendment of the Acquisition Agreement

The Acquisition Agreement and the Plan of Arrangement may be amended by mutual written agreement of the parties, and any such amendment may, subject to the Interim Order and the Final Order and applicable Law, without limitation:

(a)

change the time for performance of any of the obligations or acts of the parties;

(b)

waive any inaccuracies or modify any representation or warranty contained in the Acquisition Agreement or in any document delivered pursuant thereto;

(c)

waive compliance with or modify any of the covenants contained in the Acquisition Agreement and waive or modify performance of any of the obligations of the parties; and/or

(d)

waive compliance with or modify any mutual conditions precedent in the Acquisition Agreement.

CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

General

The following is, as of the date hereof, a summary of the principal Canadian federal income tax considerations generally applicable under the Tax Act in respect of the Arrangement to a beneficial owner of Rimfire Shares who: (i) at all relevant times, deals at arm’s length with, and is not affiliated with, Rimfire or Geoinformatics for purposes of the Tax Act; (ii) except as expressly noted below, does not in his return of income for the taxation year in which the Arrangement occurs, include in his income any portion of the gain or loss otherwise determined as a result of the share exchange; (iii) will not, either alone or together with persons with whom he does not deal at arm’s length for purposes of the Tax Act, control Geoinformatics immediately following the Effective Time; (iv) will not, either alone or together with persons with whom he does not deal at arm’s length for purposes of the Tax Act, beneficially own Geoinformatics Shares having a fair market value of more than 50% of all outstanding Geoinformatics Shares immediately following the Effective Time; (v) does not make a joint election with Geoinformatics under subsection 85(1) or (2) of the Tax Act; (vi) is not a foreign affiliate of a taxpayer resident in Canada; and (vii) at all relevant times holds his Rimfire Shares and the Geoinformatics Shares to be received under the Arrangement as capital property for purposes of the Tax Act.

The Rimfire Shares and Geoinformatics Shares received under the Arrangement will generally constitute capital property to a holder thereof unless such securities are held in the course of carrying on a business of buying and selling securities or in connection with an adventure or concern in the nature of trade.  Certain Shareholders resident in Canada within the meaning of the Tax Act whose Rimfire Shares or Geoinformatics Shares might not otherwise qualify as capital property may in certain circumstances be entitled to make an irrevocable election in accordance with subsection 39(4) of the Tax Act to have their Rimfire Shares, the Geoinformatics Shares to be acquired under the Arrangement, and any other “Canadian security” (as defined in the Tax Act) in the taxation year of the election and in all subsequent taxation years deemed to be capital property.  Shareholders should consult their own tax advisors for advice with respect to whether an election under subsection 39(4) of the Tax Act is available and advisable in their particular circumstances.

This summary is based upon the provisions of the Tax Act and regulations thereto in force as of the date hereof and Rimfire’s understanding of the current published administrative policies and assessing practices of the Canada Revenue Agency (the “CRA”). This summary takes into account all specific proposals to amend the Tax Act and regulations thereto that have been publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the “Proposed Amendments”) and assumes that the Proposed Amendments will be enacted in the form proposed, although there is no certainty that the Proposed Amendments will be enacted in the form proposed or at all.

This summary is not exhaustive of all possible Canadian federal income tax considerations applicable in respect of the Arrangement and, except for the Proposed Amendments, does not take into account or anticipate any changes in the law, whether by legislative, regulatory or judicial action, or changes in the administrative and assessing practices of the CRA.  This summary does not take into account any provincial, territorial or foreign tax considerations, which may differ significantly from the Canadian federal income tax considerations discussed herein.

This summary is not applicable to: (i) a Shareholder that is a “financial institution” for purposes of the mark-to-market rules or a “specified financial institution”, for purposes of the Tax Act; (ii) a Shareholder, an interest in which is a “tax shelter investment” under the Tax Act; (iii) a Shareholder who has acquired or who will acquire Rimfire Shares or Geoinformatics Shares on the exercise of an employee stock option received in respect of, in the course of, or by virtue of, employment; (iv) a Shareholder who has elected to have the “functional currency” reporting rules apply to it, as defined in the Tax Act; (v) a holder of Rimfire Options; or (vi) a holder of Rimfire Warrants.  Such Securityholders should consult their own tax advisors.  In addition, this summary does not address the deductibility of interest by a Shareholder who has borrowed money to acquire Rimfire Shares.

This summary is of a general nature only and is not intended to be, and should not be construed to be, legal, business or tax advice to any particular Shareholder.  Consequently, Shareholders are urged to obtain independent tax advice in respect of the consequences to them of the Arrangement having regard to their particular circumstances.

Eligibility for Investment

Provided the Geoinformatics Shares to be issued pursuant to the Arrangement are listed on a designated stock exchange (which currently includes Tiers 1 and 2 of the TSX-V), or that Geoinformatics qualifies as a “public corporation” for purposes of the Tax Act, such Geoinformatics Shares, if issued on the date hereof, would be qualified investments under the Tax Act and the regulations thereunder for trusts governed by registered retirement savings plans, registered retirement income funds, deferred profit sharing plans, registered education savings plans, registered disability savings plans and tax-free savings accounts, all as defined in the Tax Act.

Currency Conversion

For purposes of the Tax Act, all amounts relating to the acquisition, holding or disposition of Rimfire Shares and Geoinformatics Shares which are not denominated in Canadian dollars must be converted into Canadian dollars based on the exchange rate (as determined in accordance with the Tax Act) applicable on the effective date of the related acquisition, disposition or recognition of income.

Shareholders Resident in Canada

The following portion of this summary is generally applicable to a Shareholder who, for purposes of the Tax Act and at all relevant times: (i) is or is deemed to be resident in Canada; (ii) is not exempt from tax under Part I of the Tax Act; and (iii) is not excluded from the summary by the comments in “Canadian Federal Income Tax Considerations – General” above (a “Resident Shareholder”).

Exchange of Rimfire Shares for Geoinformatics Shares

As part of the Arrangement, each Rimfire Share will be exchanged for 0.87 Geoinformatics Shares, after giving effect to the Geoinformatics Share Consolidation.

Resident Shareholders (unless the Resident Shareholder chooses otherwise, as discussed in the paragraph immediately below) will be considered to have disposed of their Rimfire Shares for proceeds of disposition equal to the adjusted cost base of their Rimfire Shares, such that Resident Shareholders should realize no gain or loss on the disposition of their Rimfire Shares.  A Resident Shareholder’s aggregate cost of the Geoinformatics Shares will equal the aggregate adjusted cost base of the Rimfire Shares which are exchanged for the Geoinformatics Shares.  The adjusted cost base to a Resident Shareholder of a Geoinformatics Share acquired under the Arrangement will be determined by averaging the cost of that Geoinformatics Share with the adjusted cost base of all Geoinformatics Shares held at that time by the Resident Shareholder.

Notwithstanding the comments in the immediately preceding paragraph, a Resident Shareholder may choose to recognize a capital gain or, except in specific circumstances set out in the Tax Act, a capital loss on the exchange of Rimfire Shares by including the amount of capital gain or capital loss otherwise determined in computing the holder’s income for the taxation year in which the exchange occurs.  A Resident Shareholder who chooses to realize a gain or loss in this manner will realize a capital gain (or capital loss) to the extent that such holder’s proceeds of disposition, net of any reasonable costs of disposition, exceed (or are less than) the adjusted cost base of the holder’s Rimfire Shares so exchanged.  For the purpose of computing such capital gain or capital loss, a Resident Shareholder will be considered to have disposed of the Rimfire Shares for proceeds of disposition equal to the fair market value of the Geoinformatics Shares received therefor on the exchange.  Such a Resident Holder will be considered to have acquired the Geoinformatics Shares at a cost equal to the fair market value of such shares at the time of the exchange, and in determining the adjusted cost base of such shares the cost of such Geoinformatics Shares will be averaged with the adjusted cost base to that holder of any other Geoinformatics Shares held by the holder at the time as capital property.  For a description of the tax treatment of capital gains and losses, see “Canadian Federal Income Tax Conditions – Shareholders Resident in Canada – Taxation of Capital Gains and Capital Losses” below.

Receipt of Dividends on Geoinformatics Shares

A Resident Shareholder who receives dividends on Geoinformatics Shares (whether acquired under the Arrangement or otherwise) will be subject to the normal treatment under the Tax Act applicable to dividends received from a taxable Canadian corporation.  Where a Resident Shareholder is an individual, any dividend will be included in computing that Resident Shareholder’s income and will be subject to the gross-up and dividend tax credit rules normally applicable to dividends from taxable Canadian corporations, including the enhanced gross-up and dividend tax credit for eligible dividends (as defined in the Tax Act), where these dividends have been designated as eligible dividends by the dividend-paying corporation in accordance with the provisions of the Tax Act. There may be limitations on the ability of Geoinformatics to designate dividends as eligible dividends.

In the case of a Resident Shareholder that is a corporation, any dividend will be included in income and generally will be deductible in computing taxable income.  A “private corporation” or a “subject corporation” (as defined in the Tax Act) may be liable for refundable Part IV tax on any dividends received or deemed to be received.  A Resident Shareholder that is, throughout the relevant taxation year, a “Canadian-controlled private corporation” (as defined in the Tax Act) may be liable to pay an additional refundable tax of 6 2/3% on dividends or deemed dividends that are not deductible in computing taxable income.

Taxable dividends received by an individual or trust, other than certain specified trusts, may give rise to a liability for alternative minimum tax as calculated under the detailed rules set out in the Tax Act.

Disposition of Geoinformatics Shares acquired pursuant to the Arrangement

Generally, a Resident Shareholder who disposes of or is deemed to have disposed of a Geoinformatics Share will realize a capital gain or sustain a capital loss, as the case may be, equal to the amount by which the proceeds of disposition in respect of such share exceeds or is exceeded by the aggregate of the adjusted cost base of each such share and any reasonable costs of disposition.  See “Taxation of Capital Gains and Capital Losses” below for a general discussion of the treatment of capital gains and losses under the Tax Act.

In the case of a Resident Shareholder that is a corporation, trust or partnership, the amount of any capital loss otherwise determined resulting from the disposition of Geoinformatics Shares may be reduced by the amount of dividends previously received (or deemed to be received) on such shares to the extent and under the circumstances described in the Tax Act.

Taxation of Capital Gains and Capital Losses

Generally, one-half of any capital gain (a “taxable capital gain”) realized by a Resident Shareholder must be included in income in the taxation year in which it is realized.  Subject to and in accordance with the provisions of the Tax Act, where a disposition gives rise to a capital loss to a Resident Shareholder, one-half of the amount of the loss (an “allowable capital loss”) realized by the Resident Shareholder in a taxation year is generally deducted from taxable capital gains realized by the Resident Shareholder in that year. Allowable capital losses in excess of taxable capital gains may be carried back and deducted in any of the three preceding years or carried forward and deducted in any subsequent taxation year against net taxable capital gains realized in such years to the extent and under the circumstances described in the Tax Act.

Taxable capital gains realized by a Resident Shareholder that is a “Canadian-controlled private corporation” (as defined in the Tax Act) may be subject to an additional refundable tax of 6⅔%.

Capital gains realized by an individual or a trust, other than certain specified trusts, may result in the individual or trust paying alternative minimum tax under the Tax Act.  Resident Shareholders should consult their own tax advisors with respect to the alternative minimum tax provisions.

Resident Dissenting Shareholders

A Resident Shareholder who exercises Dissent Rights (a “Resident Dissenting Shareholder”) may be entitled, if the Arrangement becomes effective, to receive a cash payment equal to the fair value of the Rimfire Shares in respect of which they dissent, and will be deemed under the Arrangement to have transferred such Rimfire Shares to Rimfire for cancellation.  Under such circumstances, the Resident Dissenting Shareholder will be deemed to have received a dividend on such Rimfire Shares (subject to the potential application of subsection 55(2) of the Tax Act to Resident Dissenting Shareholders that are corporations, as discussed below) equal to the amount by which the cash payment exceeds the paid-up capital of the Rimfire Shares for the purposes of the Tax Act.  The consequences to a Resident Dissenting Shareholder of being deemed to have received a dividend on a Rimfire Share will generally be similar to those described above under the heading “Receipt of Dividends on Geoinformatics Shares”.  The difference between the cash payment and the amount of the deemed dividend would be treated as proceeds of disposition of the Rimfire Shares for the purposes of computing any capital gain or capital loss arising on the disposition thereof.  See “Taxation of Capital Gains and Capital Losses” above for a general discussion of the treatment of capital gains and losses under the Tax Act.

Subsection 55(2) of the Tax Act provides that where a Resident Dissenting Shareholder that is a corporation is deemed to receive a dividend under the circumstances described above, all or part of the deemed dividend may be deemed not to be a dividend and may be treated instead as proceeds of disposition of the Rimfire Shares for the purposes of computing the Resident Dissenting Shareholder’s capital gain on the disposition of such shares.  Accordingly, Resident Dissenting Shareholders that are corporations should consult their own tax advisors for specific advice with respect to the potential application of this provision to them.

Any interest awarded to a Resident Dissenting Shareholder consequent on the exercise of Dissent Rights under the Arrangement will be included in computing the Resident Dissenting Shareholder’s income for purposes of the Tax Act.

Shareholders who are considering exercising Dissent Rights in connection with the Arrangement are urged to consult with their tax advisors with respect to the tax consequences of such action.

Shareholders Not Resident in Canada

The following portion of the summary is generally applicable to a Rimfire Shareholder who, at all relevant times, for purposes of the Tax Act and any applicable income tax convention: (i) is not resident, nor deemed to be resident, in Canada for purposes of the Tax Act; (ii) does not and will not use or hold or be deemed to use or hold the Rimfire Shares or the Geoinformatics Shares in the course of carrying on business in Canada, and (iii) is not excluded from the summary by the comments in “Canadian Federal Income Tax Considerations – General”, above (a “Non-Resident Shareholder”).  Special rules, which are not discussed below, may apply to a non-resident of

Canada that is an insurer which carries on business in Canada and elsewhere.  Non-Resident Shareholders should obtain tax advice on any foreign tax consequences of the Arrangement based upon their particular circumstances.

Exchange of Rimfire Shares for Geoinformatics Shares

A Non-Resident Shareholder will generally not be subject to tax under the Tax Act in respect of any capital gain realized on a disposition of Rimfire Shares pursuant to the Arrangement provided that (i) such shares are not and are not deemed to be “taxable Canadian property” (as defined in the Tax Act) of the Non-Resident Shareholder at the time of the exchange, or (ii) the Non-Resident Shareholder is exempt from taxation in Canada on the disposition of the Rimfire Shares under the terms of an applicable income tax convention or treaty.

Generally, a share of a corporation owned by a Non-Resident Shareholder will not be taxable Canadian property of that Non-Resident Shareholder at a particular time provided that: (i) the share is listed on a designated stock exchange (which includes Tiers 1 and Tiers 2 of the TSX-V) at that time; (ii) neither the Non-Resident Shareholder, persons with whom the Non-Resident Shareholder does not deal at arm’s length, nor the Non-Resident Shareholder together with all such persons has owned 25% or more of the issued shares of any class or series of the corporation at any time within the previous 60-month period; and (iii) the share was not acquired in a transaction as a result of which the share was deemed to be taxable Canadian property of the Non-Resident Shareholder.

In the case of a Non-Resident Shareholder that is a resident of the United States and that is a “qualifying person” for the purposes of the Canada-United States Income Tax Convention (the “U.S. Treaty”), any gain realized by the Non-Resident Shareholder on a disposition of Rimfire Shares that would otherwise be subject to tax under the Tax Act will be exempt from tax pursuant to the U.S. Treaty provided that the value of such shares is not derived principally from real property situated in Canada.

In the event that a Rimfire Share constitutes taxable Canadian property of a Non-Resident Shareholder and any capital gain that would be realized on the exchange of such share is not exempt from tax under the Tax Act pursuant to an applicable income tax convention or treaty, then the tax consequences discussed above for Resident Shareholders under “Canadian Federal Income Tax Considerations – Shareholders Resident in Canada – Exchange of Rimfire Shares for Geoinformatics Shares” will generally apply.

Non-Resident Shareholders who hold or may hold Rimfire Shares as taxable Canadian property should consult their own tax advisors.

Receipt of Dividends on Geoinformatics Shares

Where a Non-Resident Shareholder of Geoinformatics Shares receives or is deemed to receive a dividend on such shares, the amount thereof will be subject to Canadian withholding tax at the rate of 25% of the gross amount of the dividend unless the rate is reduced under the provisions of an applicable income tax treaty or convention between Canada and the Non-Resident Shareholder’s country of residence.

Disposition of Geoinformatics Shares acquired pursuant to the Arrangement

A Non-Resident Shareholder will not be subject to tax under the Tax Act in respect of any capital gain realized on the disposition or deemed disposition of Geoinformatics Shares acquired pursuant to the Arrangement provided that the shares are not and are not deemed to be “taxable Canadian property” (as defined in the Tax Act) of the Non-Resident Shareholder.

Whether shares of a corporation constitute taxable Canadian property is discussed above (see “Canadian Federal Income Tax Considerations – Shareholders Not Resident in Canada – Exchange of Rimfire Shares for Geoinformatics Shares”).  Non-Resident Shareholders who will or may hold Geoinformatics Shares as taxable Canadian property should consult their own tax advisors.

Non-Resident Dissenting Shareholders

This portion of the summary assumes that any Rimfire Shares held by a Dissenting Shareholder that is a Non-Resident Shareholder (a “Non-Resident Dissenting Shareholder”) do not constitute “taxable Canadian property” (within the meaning of the Tax Act) to such Non-Resident Dissenting Shareholder.  Non-Resident Dissenting Shareholders that hold Rimfire Shares which constitute “taxable Canadian property” to them should consult their own tax advisors with respect to the Canadian federal income tax consequences to them of exercising their Dissent Rights and any accompanying filing requirements.

A Non-Resident Dissenting Shareholder may be entitled, if the Arrangement becomes effective, to a cash payment equal to the fair value of the Rimfire Shares in respect of which they dissent, and will be deemed under the Arrangement to have transferred such Rimfire Shares to Rimfire for cancellation.  Under such circumstances, the Non-Resident Dissenting Shareholder will be deemed to have received a dividend in such Rimfire Shares equal to the amount by which the cash payment exceeds the paid-up capital of the shares for the purposes of the Tax Act.  Dividends deemed to have been received by a Non-Resident Dissenting Shareholder in these circumstances will be subject to Canadian withholding tax under the Tax Act at the rate of 25% unless the rate is reduced under the provisions of an applicable income tax treaty or convention.  The difference between the cash payment and the amount of the deemed dividend would be treated as proceeds of disposition of the Rimfire Shares for the purposes of computing any capital gains or capital loss arising on the disposition thereof.  A Non-Resident Dissenting Shareholder will not be subject to tax under the Tax Act in respect of any resulting capital gain unless the Rimfire Shares constitute taxable Canadian property to the Non-Resident Dissenting Shareholder, as generally described above under Shareholders Not Resident in Canada – Exchange of Rimfire Shares for Geoinformatics “Shares.

A Non-Resident Dissenting Shareholder who receives interest consequent upon the exercise of Dissent Rights will not be subject to Canadian withholding tax provided that such interest is not a “participating debt interest” as defined in the Tax Act.

UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

General

The following summary describes the principal U.S. federal income tax consequences of the Arrangement to “U.S. Holders” (as defined below) of Rimfire Shares that will receive Geoinformatics Shares under the Arrangement and U.S. Holders of Rimfire Shares that exercise their right to dissent in accordance with the dissent procedures set forth under “Rights of Dissenting Shareholders”.  This discussion does not address all U.S. federal income tax matters that may be relevant to a particular Shareholder in light of its particular circumstances, and it does not address any state, local, non-U.S. or alternative minimum tax consequences of the Arrangement.

For purposes of this summary, a “U.S. Holder” is a beneficial owner of Rimfire Shares (or Geoinformatics Shares following the exchange of Rimfire Shares for Geoinformatics Shares under the Arrangement) that is a U.S. person.  A U.S. person is (i) a citizen or resident of the United States as defined for U.S. federal income tax purposes; (ii) a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any U.S. state or the District of Columbia; (iii) an estate whose income is subject to U.S. federal income taxation regardless of its source; or (iv) a trust (a) if a U.S. court is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust, or (b) that has elected to be treated as a U.S. person under applicable U.S. Treasury Regulations.

If a partnership or other entity treated as a partnership for U.S. federal income tax purposes holds Rimfire Shares, the tax treatment of a partner or member will generally depend upon the status of the partner and the activities of the partnership or other entity.  Partners of partnerships or members of other entities treated as partnerships that hold Rimfire Shares should consult with their own tax advisors to determine the U.S. federal, state, local and other tax consequences that may be relevant to them.

This summary is based on the U.S. Internal Revenue Code of 1986, as amended (the “U.S. Tax Code”), administrative pronouncements, judicial decisions and existing and proposed U.S. Treasury Regulations, changes to any of which subsequent to the date of this Information Circular may affect the tax consequences described herein, possibly on a retroactive basis.  This summary applies only to U.S. Holders of Rimfire Shares that hold their Rimfire Shares as capital assets within the meaning of Section 1221 of the U.S. Tax Code and either will hold the Geoinformatics Shares that they receive under the Arrangement as capital assets or will exercise Dissent Rights.  This summary is for general guidance only and does not address the consequences applicable to certain categories of Securityholders subject to special treatment under the U.S. Tax Code, including, but not limited to, tax exempt organizations, banks and financial institutions, insurance companies, mutual funds, dealers in securities or foreign currencies, traders in securities electing to mark-to-market, U.S. persons whose functional currency (as defined in Section 985 of the U.S. Tax Code) is not the U.S. dollar, U.S. expatriates or former long-term residents of the United States, Shareholders who received their Rimfire Shares in compensatory transactions, holders of Rimfire Options, Shareholders that hold their Rimfire Shares as part of a hedge, straddle, constructive sale, conversion transaction or other integrated investment, Shareholders that own, directly, indirectly or through attribution, 10% or more of the total combined voting power of all classes of Rimfire stock entitled to vote or holders of Rimfire Shares that will hold 5% or more of Geoinformatics’s equity, either directly, indirectly through one or more entities, or as a result of certain constructive ownership rules of the U.S. Tax Code, following the exchange of Rimfire Shares for Geoinformatics Shares under the Arrangement.

This summary is of a general nature only and is not intended to be, and should not be construed to be, legal, business or tax advice to any prospective investor, and no representation with respect to the tax consequences to any particular investor is made.  Neither Geoinformatics nor Rimfire has sought or will seek an opinion of U.S. legal counsel or ruling from the U.S. Internal Revenue Service (the “IRS”) regarding the U.S. federal income tax consequences of the Arrangement.  The following summary is not binding on the IRS or the courts.  This summary assumes that the Arrangement will be completed according to the terms of the Arrangement Agreement and the Plan of Arrangement. THIS SUMMARY WAS NOT WRITTEN AND IS NOT INTENDED TO BE USED, AND CANNOT BE USED, BY ANY PERSON FOR THE AVOIDANCE OF ANY PENALTIES WITH RESPECT TO TAXES THAT MAY BE IMPOSED ON SUCH PERSON.  EACH U.S. HOLDER OF RIMFIRE SHARES SHOULD CONSULT ITS OWN TAX ADVISORS WITH RESPECT TO THE U.S. FEDERAL INCOME TAX CONSIDERATIONS RELEVANT TO SUCH U.S. HOLDER AND ITS PARTICULAR CIRCUMSTANCES.

Passive Foreign Investment Company Rules

Special U.S. federal income tax rules apply to a U.S. person that holds shares of a non-U.S. corporation that is or has been a passive foreign investment company (a “PFIC”) as defined in Section 1297(a) of the U.S. Tax Code at any time during which the U.S. person has held shares.  A non-U.S. corporation generally is classified as a PFIC for U.S. federal income tax purposes in any taxable year if, either (i) at least 75% of its gross income is “passive” income (the “income test”), or (ii) on average at least 50% of the gross value of its assets is attributable to assets that produce passive income or are held for the production of passive income (the “asset test”). For purposes of the income test and the asset test, if a non-U.S. corporation owns directly or indirectly at least 25% (by value) of the stock of another corporation, the non-U.S. corporation will be treated as if it held its proportionate share of the assets of the latter corporation, and received directly its proportionate share of the income of the latter corporation.

Passive income generally includes dividends, interest, royalties, rents (other than rents and royalties derived in the active conduct of a trade or business and not derived from a related person), certain net gains from the sales of commodities, annuities and gains from assets that produce passive income.  The U.S. Tax Code excludes gains from transactions in commodities from the definition of passive income if (i) the gains arise from the sale of the commodity in the active conduct of a commodities business by a non-U.S. corporation and (ii) substantially all of the non-U.S. corporation’s commodities are comprised of stock in trade and inventory, real and depreciable property used in its trade or business, and supplies of a type normally consumed in the course of its business.

If a non-U.S. corporation is a PFIC in any taxable year that a U.S. person holds shares, the non-U.S. corporation generally will be considered a PFIC with respect to the U.S. person for all subsequent years after the first taxable year in the U.S. person’s holding period in which the non-U.S. corporation was a PFIC unless the U.S. person has made certain elections to mitigate some of the tax consequences of holding shares of a PFIC.

A U.S. person that holds shares of a PFIC generally is taxed at ordinary income tax rates on any gain realized on the sale or exchange of the shares and on any “excess distributions” received.  Excess distributions are amounts received by a U.S. person with respect to its shares in any taxable year that exceed 125% of the average distributions received by the U.S. person in the shorter of either the three previous years or the U.S. person’s holding period for the shares before the current taxable year.  Gain and excess distributions are allocated ratably to each day that the U.S. person held shares.  Amounts allocated to the current taxable year and to years before the non-U.S. corporation became a PFIC are treated as ordinary income.  In addition, amounts allocated to each taxable year beginning with the year the non-U.S. corporation first became a PFIC are taxed at the highest rate in effect for that year on ordinary income.  The tax is subject to an interest charge at the rate applicable to underpayments of income tax.  Special rules apply for calculating the amount of the U.S. foreign tax credit with respect to excess distributions received from a PFIC.  U.S. persons generally are required to file IRS Form 8621 for each year in which they hold shares of a PFIC in which they recognize a gain or receive a distribution from the PFIC.

Rimfire believes that it is likely to be a PFIC for its current taxable year ending January 31, 2010 and was a PFIC for one or more prior taxable years.  Accordingly, unless a U.S. Holder has made a valid qualified electing fund election or mark-to-market election with respect to its Rimfire Shares, the U.S. Holder’s Rimfire Shares generally will be treated as stock of a PFIC with respect to the U.S. Holder.  Except as specifically noted, the remainder of this discussion assumes that a U.S. Holder has not made a valid qualified electing fund election or mark-to-market election with respect to its Rimfire Shares and that such Rimfire Shares are treated as stock of a PFIC with respect to the U.S. Holder.  U.S. Holders of Rimfire Shares should consult their tax advisors regarding the application of the PFIC rules to their particular circumstances.

Geoinformatics also believes that it is likely to be a PFIC for its current taxable year ending December 31, 2009 and possibly in future taxable years.  Because the determination of a non-U.S. corporation’s PFIC status is a factual determination that is made at the close of the taxable year and is subject to change, there can be no assurance at this time that Geoinformatics will not be a PFIC for its current taxable year or any future taxable year.  Each U.S. Holder should consult its own tax advisor regarding Geoinformatics’ potential status as a PFIC and the resulting U.S. federal income tax consequences to the U.S. Holder.

The Arrangement

If any Rimfire Shareholder exercises its Dissent Rights and is paid by Geoinformatics for its Rimfire Shares, the Arrangement will not qualify as a tax-deferred reorganization under the provisions of Section 368(a) of the U.S. Tax Code.  If no Rimfire Shareholder exercises its right to dissent, the Arrangement may qualify as a tax-deferred reorganization, but this determination depends on the resolution of issues and facts that will not be known until the Effective Date.  As described in detail below, even if the Arrangement qualifies as a reorganization, the PFIC rules may require a U.S. Holder to recognize gain (but not loss) if a U.S. Holder’s Rimfire Shares are treated as stock of a PFIC with respect to the U.S. Holder and Geoinformatics is not a PFIC for its current taxable year.  All U.S. Holders of Rimfire Shares should consult their tax advisors regarding the specific U.S. federal income tax consequences of the Arrangement that are applicable to them.

Treatment if the Arrangement Does Not Qualify as a Reorganization

Regardless of whether Geoinformatics is a PFIC for its current taxable year, if the Arrangement does not qualify as a reorganization, a U.S. Holder generally will recognize gain or loss upon exchanging its Rimfire Shares for Geoinformatics Shares under the Arrangement.  Such gain or loss generally will be equal to the difference between the fair market value of the Geoinformatics Shares received and the U.S. Holder’s adjusted tax basis in the Rimfire Shares exchanged.  Any gain will be recognized on a share-by-share basis and will be taxable as if it were an excess distribution under the PFIC rules, as described above.  An excess distribution will be allocated ratably to each day that the U.S. Holder held Rimfire Shares.  Amounts allocated to the current taxable year and to any years before Rimfire became a PFIC will be treated as ordinary income in the U.S. Holder’s current taxable year. In addition, amounts allocated to each taxable year beginning with the taxable year Rimfire first became a PFIC will be taxed at the highest rate in effect for that taxable year on ordinary income.  The tax will be subject to an interest charge at the rate applicable to underpayments of income tax.  The deductibility of capital losses is subject to limitations.  The U.S. Holder’s basis in the Geoinformatics Shares received generally will equal their fair market value at the time of the exchange.  The U.S. Holder’s holding period in the Geoinformatics Shares received will begin on the day after the exchange.

Regardless of whether Geoinformatics is a PFIC for its current taxable year, if the Arrangement does not qualify as a reorganization and a U.S. Holder has properly made a mark-to-market election with respect to its Rimfire Shares, the U.S. Holder generally will recognize gain or loss upon exchanging its Rimfire Shares for Geoinformatics Shares under the Arrangement.  Such gain or loss generally will be equal to the difference between the fair market value of the Geoinformatics Shares received and the U.S. Holder’s adjusted tax basis in the Rimfire Shares exchanged.  Any gain generally will be treated as ordinary income, rather than capital gain, but generally will not be subject to the rules for excess distributions discussed above if the mark-to-market election was properly made for the first taxable year during which the U.S. Holder held Rimfire Shares.  Any loss generally will be treated as an ordinary loss to the extent of the net amount of income previously included under the mark-to-market election, and thereafter as a capital loss. For a U.S. Holder who has timely made a qualified electing fund election, any gain or loss recognized on the exchange generally will be a capital gain or loss, and will be long-term capital gain or loss if the U.S. Holder’s holding period in the Rimfire Shares exceeds one year upon the consummation of the exchange pursuant to the Arrangement.

Treatment if the Arrangement Qualifies as a Reorganization

Even if the Arrangement qualifies as a reorganization, a U.S. Holder may recognize gain (but not loss) upon exchanging its Rimfire Shares for Geoinformatics Shares if Geoinformatics is not a PFIC for its current taxable year. Under Section 1291(f) of the U.S. Tax Code, transfers of shares of a PFIC in a nonrecognition transaction, including a reorganization, result in recognition of gain to the extent provided in U.S. Treasury Regulations.  Proposed U.S. Treasury Regulations under Section 1291 provide that a U.S. person recognizes gain (but not loss) on a disposition of PFIC shares in an otherwise nonrecognition transaction, unless the PFIC shares are exchanged for shares of a company that is also a PFIC.  These proposed U.S. Treasury Regulations were proposed in 1992 and have not been adopted in final form. It is unclear whether the IRS would consider the proposed U.S. Treasury Regulations to be effective for these purposes. If gain is not recognized under the proposed U.S. Treasury Regulations, a U.S. Holder’s holding period for the Geoinformatics Shares for purposes of applying the PFIC rules presumably will include the period during which the U.S. Holder held its Rimfire Shares. Consequently, a subsequent disposition of the Geoinformatics Shares presumably would be taxable as if it were an excess distribution under the PFIC rules, as described above. U.S. Holders should consult their own tax advisors regarding whether the proposed U.S. Treasury Regulations under Section 1291 would apply if the Arrangement qualifies as a reorganization.

If gain is recognized under the proposed U.S. Treasury Regulations, gain generally will be equal to the difference between the fair market value of the Geoinformatics Shares received and the U.S. Holder’s adjusted tax basis in the Rimfire Shares exchanged.  Such gain will be recognized on a share-by-share basis and will be taxable as if it were an excess distribution under the PFIC rules, as described above. An excess distribution will be allocated ratably to each day that the U.S. Holder held Rimfire Shares. Amounts allocated to the current taxable year and to any years before Rimfire became a PFIC will be treated as ordinary income in the U.S. Holder’s current taxable year. In addition, amounts allocated to each taxable year beginning with the taxable year Rimfire first became a PFIC will be taxed at the highest rate in effect for that taxable year on ordinary income. The tax will be subject to an interest charge at the rate applicable to underpayments of income tax. The U.S. Holder’s basis in the Geoinformatics Shares received generally will be adjusted to reflect any gain recognized. If gain is recognized, the U.S. Holder’s holding period in the Geoinformatics Shares received will begin on the day after the exchange. If the Arrangement qualifies as a reorganization, a U.S. Holder generally will not be permitted to recognize a loss on the exchange of Rimfire Shares for Geoinformatics Shares under the Arrangement.  In such case, the U.S. Holder’s holding period in the Geoinformatics Shares received will begin on the day after the exchange, but only for purposes of applying the PFIC rules.

If the Arrangement qualifies as a reorganization and Geoinformatics is a PFIC for its current taxable year, under the proposed U.S. Treasury Regulations, a U.S. Holder generally will not recognize gain or loss on the exchange of its Rimfire Shares for Geoinformatics Shares. The aggregate adjusted tax basis of the Geoinformatics Shares received under the Arrangement will be equal to the aggregate adjusted tax basis of the Rimfire Shares surrendered. The holding period of the Geoinformatics Shares received will include the period during which the U.S. Holder held the Rimfire Shares.

A U.S. Holder that has properly made a mark-to-market election with respect to its Rimfire Shares should consult its own tax advisor regarding the U.S. federal income tax consequences to it if the Arrangement qualifies as a reorganization.

Dissenting U.S. Holders

The U.S. federal income tax consequences described in this section will apply to Dissenting U.S. Holders regardless of whether the Arrangement qualifies as a reorganization and regardless of whether Geoinformatics is a PFIC for its current taxable year.

If Rimfire is considered a PFIC with respect to a U.S. Holder and the U.S. Holder exercises its right to dissent in accordance with the dissent procedures set forth in “Rights of Dissenting Shareholders,” the U.S. Holder will recognize gain or loss equal to the difference between the amount of cash paid and the adjusted tax basis in the Rimfire Shares surrendered. Such gain, if any, will be recognized on a share-by-share basis and will be taxable as if it were an excess distribution under the PFIC rules, as described above. The deductibility of capital losses is subject to limitations.

If a U.S. Holder has properly made a mark-to-market election with respect to its Rimfire Shares and the U.S. Holder exercises its right to dissent, the U.S. Holder will recognize gain or loss equal to the difference between the amount of cash paid and the adjusted tax basis in the Rimfire Shares surrendered.  Any gain generally will be treated as ordinary income, rather than capital gain, but generally will not be subject to the rules for excess distributions discussed above if the mark-to-market election was properly made for the first taxable year during which the U.S. Holder held Rimfire Shares.  Any loss generally will be treated as an ordinary loss to the extent of the net amount of income previously included under the mark-to-market election, and thereafter as a capital loss. If a U.S. Holder has made a timely qualified electing fund election, any such gain or loss will generally be capital gain or loss, and will be long-term capital gain or loss if the U.S. Holder’s holding period in the Rimfire Shares exceeds one year upon the consummation of the exchange pursuant to the Arrangement.

In either case, the U.S. dollar value of a cash payment in Canadian dollars to a dissenting U.S. Holder should be calculated by reference to the exchange rate prevailing on the date of actual or constructive receipt of the payment, regardless of whether the Canadian dollars are converted into U.S. dollars at that time.  If Canadian dollars are converted into U.S. dollars on the date of actual or constructive receipt of such payment, a U.S. Holder’s tax basis in such Canadian dollars will be equal to their U.S. dollar value on that date and, as a result, the U.S. Holder generally will not be required to recognize any foreign currency exchange gain or loss.  Any gain or loss recognized on a subsequent conversion or other disposition of the Canadian dollars generally will be treated as U.S. source ordinary income or loss for purposes of the U.S. foreign tax credit limitation discussed below under “Ownership of Geoinformatics Shares Following the Arrangement – Distributions on Geoinformatics Shares”.

Any interest paid to a U.S. Holder that exercises its right to dissent may be subject to Canadian withholding tax under certain circumstances, as described under “Canadian Federal Income Tax Considerations – Rimfire Shareholders Not Resident in Canada – Non-Resident Dissenting Shareholders”.  The amount of such interest, before reduction for any Canadian withholding tax, generally will be taxable to a U.S. Holder as ordinary income at the time it is paid or accrued in accordance with the U.S. Holder’s regular method of accounting for U.S. federal income tax purposes.  Such interest will be foreign source income for purposes of the U.S. foreign tax credit limitation discussed below under “Ownership of Geoinformatics Shares following the Arrangement – Distributions on Geoinformatics Shares”.  A U.S. Holder that exercises its right to dissent should consult its own tax advisors with respect to the U.S. federal income tax considerations relevant to such U.S. Holder.

Records and Reporting Requirements

If the Arrangement qualifies as a reorganization, certain U.S. Holders that are “significant holders” within the meaning of U.S. Treasury Regulation Section 1.368-3(c) will be required to attach a statement to their tax returns for the year in which the Arrangement occurs that contains the information listed in U.S. Treasury Regulation Section 1.368-3(b).  Such statement must include the U.S. Holder’s tax basis in his, her, or its Rimfire Shares and the fair market value of the U.S. Holder’s Rimfire Shares immediately before they were exchanged for Geoinformatics Shares.  A “significant holder” generally includes a holder of at least 5% (by vote or value) of the corporation if stock is publicly traded, 1% (by vote or value) of the stock of a corporation if the stock is not publicly traded on a U.S. securities exchange or a holder of securities of a corporation with a basis of US$1,000,000 or more.  All U.S. Holders should keep records regarding the number, basis and fair market value of their Rimfire Shares exchanged for Geoinformatics Shares.  Even if a U.S. Holder has properly made a mark-to-market election with respect to its Rimfire Shares, the U.S. Holder generally will be required to attach IRS Form 8621 to his, her, or its tax return for the year in which the Arrangement occurs to provide information regarding the exchange or disposition of Rimfire Shares and the Geoinformatics Shares received.

U.S. Holders should consult their own tax advisors regarding any record-keeping and reporting requirements applicable to them in respect of the Arrangement.

Ownership of Geoinformatics Shares Following the Arrangement

Distributions on Geoinformatics Shares

Subject to the PFIC rules discussed above and as referenced below, the gross amount of any cash distribution with respect to Geoinformatics Shares, before reduction for Canadian withholding tax, if any, will be taxable to U.S. Holders of Geoinformatics Shares as a dividend to the extent of Geoinformatics’s current and accumulated earnings and profits, as determined under U.S. federal income tax principles.  To the extent that the amount of a distribution exceeds Geoinformatics’s current and accumulated earnings and profits, as determined under U.S. federal income tax principles, such distribution will first be treated as a tax-free return of capital, causing a reduction in the adjusted basis of the Geoinformatics Shares (thereby increasing the amount of gain or decreasing the amount of loss that a U.S. Holder would recognize on a subsequent disposition of Geoinformatics Shares).  Any balance in excess of the adjusted basis will be subject to tax as capital gain.

Subject to certain limitations, dividends paid to non-corporate U.S. Holders, including individuals, may be eligible for a reduced rate of taxation if Geoinformatics is a “qualified foreign corporation” for U.S. federal income tax purposes and if certain holding period requirements are satisfied.  A qualified foreign corporation includes a non-U.S. corporation that is eligible for the benefits of a comprehensive income tax treaty with the United States that includes an exchange of information program and that the U.S. Treasury Department has determined to be satisfactory for purposes of the qualified dividend provisions of the U.S. Tax Code.  The U.S. Treasury Department has determined that the income tax treaty between the United States and Canada is satisfactory for purposes of the qualified dividend provisions of the U.S. Tax Code.  A qualified foreign corporation does not include a non-U.S. corporation that is a PFIC for the taxable year in which a dividend is paid or that was a PFIC for the preceding taxable year.  Distributions on the Geoinformatics Shares should be eligible for this reduced rate of taxation as long as Geoinformatics is not a PFIC and is eligible for the benefits of the income tax treaty between the United States and Canada.

Distributions will be includable in a U.S. Holder’s gross income on the date actually or constructively received by the U.S. Holder.  These dividends will not be eligible for the dividends received deduction generally allowed to U.S. corporations in respect of dividends received from other U.S. corporations.

If Geoinformatics pays distributions on the Geoinformatics Shares in Canadian dollars, the U.S. dollar value of such distributions should be calculated by reference to the exchange rate prevailing on the date of actual or constructive receipt of the distributions, regardless of whether the Canadian dollars are converted into U.S. dollars at that time.  If Canadian dollars are converted into U.S. dollars on the date of actual or constructive receipt of such distributions, a U.S. Holder’s tax basis in such Canadian dollars will be equal to their U.S. dollar value on that date and, as a result, the U.S. Holder generally will not be required to recognize any foreign currency exchange gain or loss.  Any gain or loss recognized on a subsequent conversion or other disposition of the Canadian dollars generally will be treated as U.S. source ordinary income or loss for purposes of the U.S. foreign tax credit limitation discussed below.

A U.S. Holder may be entitled to claim a U.S. foreign tax credit for, or deduct, Canadian taxes that are withheld on distributions received by the U.S. Holder, subject to applicable limitations in the U.S. Tax Code.  Dividends paid on the Geoinformatics Shares generally will be “passive category income” or “general category income” for U.S. foreign tax credit limitation purposes.  The amount of foreign income taxes that may be claimed as a credit in any year is subject to complex limitations and restrictions, which must be determined on an individual basis by each holder.  U.S. Holders are urged to consult their tax advisors regarding the availability of the U.S. foreign tax credit in their particular circumstances.

PFIC Status of Geoinformatics

Depending on several factors, including its gross income, market prices, its hedging activities, and other factors related to financial results, Geoinformatics may be a PFIC for its current taxable year ending December 31, 2009 or any future taxable year. Because this conclusion is a factual determination that is made at the close of the taxable year and is subject to change, there can be no assurance at this time that Geoinformatics will not be a PFIC for its current taxable year or any future taxable year.

If Geoinformatics were a PFIC, a U.S. Holder generally would be taxed as described above under “Passive Foreign Investment Company Rules”. If Geoinformatics determines that it is a PFIC for any taxable year, it will determine at that time whether it will comply with the necessary accounting and record-keeping requirements that would allow a U.S. Holder to make a qualified electing fund (“QEF”) election with respect to Geoinformatics.  U.S. Holders should consult their tax advisors regarding their ability to make a QEF election or a mark-to-market election, which would mitigate some of the adverse tax consequences of holding stock in a PFIC if Geoinformatics ever becomes a PFIC, and any additional steps that may be necessary if the U.S. Holder’s holding period for the Geoinformatics Shares includes the period during which the U.S. Holder held Rimfire Shares. A QEF election generally should be made for the first taxable year during which a U.S. person holds shares in which a corporation is a PFIC. If Geoinformatics were a PFIC, a U.S. Holder would be required to file IRS Form 8621 for each year in which the U.S. Holder held Geoinformatics Shares in which the U.S. Holder recognized a gain or received a distribution from Geoinformatics.

U.S. Holders are urged to consult their tax advisors regarding Geoinformatics’s potential status as a PFIC and the resulting U.S. federal income tax consequences to the U.S. Holder.

Information Reporting and Backup Withholding

In general, unless a U.S. Holder belongs to a category of certain exempt recipients (such as corporations), information reporting requirements will apply to distributions as well as proceeds of sales of Geoinformatics Shares that are effected through the U.S. office of a broker or the non-U.S. office of a broker that has certain connections with the United States.  Backup withholding may apply to these payments if a U.S. Holder fails to provide a correct taxpayer identification number or certification of exempt status, fails to report in full dividend and interest income or, in certain circumstances, fails to comply with applicable certification requirements.  Any amounts withheld under the backup withholding rules will be allowed as a refund or credit against a U.S. Holder’s U.S. federal income tax, provided the U.S. Holder furnishes the required information to the IRS in a timely manner.

SECURITIES LAWS CONSIDERATIONS

The following is a brief summary of the securities law considerations applicable to the Arrangement and transactions contemplated thereby.

Canadian Securities Laws

Rimfire is a reporting issuer (or the equivalent) in the provinces of British Columbia and Alberta.  Rimfire Shares currently trade on the TSX-V.  After the Arrangement, the Rimfire Shares will be delisted from the TSX-V and Geoinformatics will apply to the applicable Canadian Securities Authorities to have Rimfire cease to be a reporting issuer.  Geoinformatics is a reporting issuer in the provinces of British Columbia and Alberta and in the Yukon Territory.  The Geoinformatics Shares are also listed on the TSX-V.  It is a condition of the Arrangement that the Geoinformatics Shares issued to Shareholders pursuant to the Arrangement and which are reserved for issue upon the exercise of the Converted Geoinformatics Options be conditionally listed on the TSX-V.

The issue of Geoinformatics Shares pursuant to the Arrangement and upon the exercise of the Converted Geoinformatics Options will constitute distributions of securities which are exempt from the registration and prospectus requirements under Canadian Securities Laws.  Geoinformatics Shares may be resold in each province or territory of Canada, provided: (i) that Geoinformatics is a reporting issuer in a jurisdiction of Canada for the four months immediately preceding the trade; (ii) the trade is not a “control distribution” as defined in National Instrument 45-102 Resale of Securities; (iii) no unusual effort is made to prepare the market or create a demand for those securities; (iv) no extraordinary commission or consideration is paid in respect of that trade; and (v) if the selling securityholder is an insider or officer of Geoinformatics (as such terms are defined in Canadian securities legislation), the insider or officer has no reasonable grounds to believe that Geoinformatics is in default of Canadian Securities Laws.

Each Shareholder is urged to consult his or her professional advisors with respect to restrictions applicable to trades in Geoinformatics Shares.

United States Securities Laws

The following discussion is only a general overview of certain requirements of United States federal securities laws applicable to the Geoinformatics Securities to be received by Rimfire Securityholders upon completion of the Arrangement. Such Securityholders may be subject to additional restrictions, including, but not limited to, restrictions under written contracts, agreements or instruments to which they are parties or are otherwise subject, and restrictions under applicable United States state securities laws.  All holders of Geoinformatics Securities are urged to consult with their own counsel to ensure that the resale of Geoinformatics Securities complies with all applicable securities legislation.

Under existing interpretations of the SEC’s Division of Corporation Finance, the Geoinformatics Shares and Converted Geoinformatics Options (collectively, the “Geoinformatics Securities”) to be issued to Rimfire Securityholders by Geoinformatics pursuant to the Arrangement are considered to be “offers” or “sales” of securities.

In the event that the Arrangement is completed, the resulting issuance of Geoinformatics Securities to Rimfire Shareholders will not be registered under the U.S. Securities Act or the securities laws of any state of the United States, but will instead be effected in reliance on the registration exemption provided by Section 3(a)(10) of the U.S. Securities Act and exemptions provided under applicable state securities laws. The consequences to Rimfire’s Securityholders are as follows.

Resales of Geoinformatics Shares within the United States after the Effective Time

Under the U.S. Securities Act, a person’s ability to resell Geoinformatics Securities received in the Arrangement will be affected by whether he/she is or was an “affiliate” of Rimfire, Geoinformatics or the Combined Company.  As defined in Rule 144 under the U.S. Securities Act, an “affiliate” of an issuer is a person that directly, or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, such issuer. Typically, persons who are executive officers, directors or major shareholders of an issuer are considered to be its “affiliates.”

Resales by Persons Who are Non-Affiliates Before and After the Effective Time

With respect to Geoinformatics Securities issued upon closing of the Arrangement in exchange for Rimfire Securities, persons who were not affiliates of Rimfire or Geoinformatics during the 90 days prior to the Effective Time of the Arrangement and who are not affiliates of the Combined Company after the Effective Time of the Arrangement may, subject to applicable Canadian requirements discussed above, resell such Geoinformatics Securities without restriction under the U.S. Securities Act.

Resales by Persons Who are Affiliates Before the Effective Time or Who are Affiliates After the Effective Time

Persons who are affiliates of the Combined Company after the Effective Time of the Arrangement, and persons who are affiliates of Rimfire or Geoinformatics within 90 days prior to the Effective Time of the Arrangement, may not resell their Geoinformatics Securities in the absence of registration under the U.S. Securities Act unless, as discussed below, (1) an exemption from registration is available, such as the exemption contained in Rule 144 under the U.S. Securities Act, or (2) registration is not required by virtue of the exclusion from registration provided by Regulation S under the U.S. Securities Act.

In general, under SEC Rule 144, as currently in effect, persons who are affiliates of the Combined Company after the Arrangement, and persons who were affiliates of either Rimfire or Geoinformatics within 90 days prior to the Arrangement, will be entitled to resell in the United States, during any three-month period, that number of Geoinformatics Securities received in the Arrangement  that does not exceed the greater of one percent of the then outstanding securities of such class (as such class is determined under the SEC’s rules), or, if such securities become listed on a United States securities exchange (and for the foreseeable future it is not anticipated that they will be), the average weekly trading volume of such securities during the four-week period preceding the date of sale, subject to certain restrictions on manner of sale, notice requirements, aggregation rules and the availability of public information about Geoinformatics (as to which there can be no absolute continuing assurance). Under U.S. law, former affiliates of Rimfire, Geoinformatics or the Combined Company may, following the expiration of 90 days after such affiliation has ceased, freely resell such Geoinformatics Securities received in the Arrangement.

Resales of Geoinformatics Shares Outside of the U.S. Pursuant to SEC Regulation S

In the alternative, and subject to applicable Canadian requirements and the following described U.S.-imposed limitations, all holders of Geoinformatics Securities received in the Arrangement may immediately resell such securities outside the United States without registration under the U.S. Securities Act if they comply with SEC Regulation S, discussed below.

For so long as the Combined Company remains a “foreign issuer” as defined in SEC Regulation S, holders of Geoinformatics Securities who are not affiliates of the Combined Company (and have not been so affiliated during the preceding three months), or who are affiliates of the Combined Company solely by virtue of serving as an officer or director thereof, may, under the U.S. Securities Act, resell their Geoinformatics Securities in an “offshore transaction” within the meaning of SEC Regulation S (which would, as to Geoinformatics Shares, include a sale through the TSX-V that is not pre-arranged with a United States buyer) if neither the seller or any person acting on the seller’s behalf engages in “directed selling efforts” in the United States and, in the case of a person who is an affiliate of the Combined Company solely by virtue of serving as an officer and/or director thereof, if no selling commission, fee or other remuneration is paid in connection with such offer or sale other than a usual and customary broker’s commission.

For purposes of Regulation S, an “offshore transaction” is a transaction that meets the following requirements: (i) the offer is not made to a person in the United States; (ii) either (A) at the time the buy order is originated, the buyer is outside the United States, or the seller and any person acting on its behalf reasonably believe that the buyer is outside the United States, or (B) the transaction is executed in, on or through the facilities of a designated offshore securities market (which would currently include the TSX or TSX-V), and neither the seller nor any person acting on its behalf knows that the transaction has been pre-arranged with a buyer in the United States; and (iii) offers and sales are not specifically targeted at identifiable groups of U.S. citizens abroad.

For purposes of Regulation S, “directed selling efforts” means “any activity undertaken for the purpose of, or that could reasonably be expected to have the effect of, conditioning the market in the United States for any of the securities being offered” in the resale transaction.

As a practical matter, the availability of Regulation S for resales of the Geoinformatics Shares and Converted Geoinformatics Options will depend primarily upon whether the Combined Company maintains a listing for such securities on the TSX or TSX-V.  While the TSX-V has given conditional approval for the listing of the Geoinformatics Shares and Converted Geoinformatics Options upon completion of the Arrangement, and Rimfire and Geoinformatics believe that such listing will be obtained in the ordinary course, there can be no assurance that such a listing will be obtained or that it will be maintained.

Certain additional Regulation S restrictions are applicable (i) to a holder of Geoinformatics Securities who will be an affiliate of the Combined Company other than by virtue of his or her status as its officer or director; or (ii) if the Combined Company does not qualify as a “foreign issuer” as defined in Regulation S at the time of resale. While Rimfire, Geoinformatics and the Combined Company currently satisfy the SEC’s definition of a “foreign issuer,” there can be no absolute assurance that the Combined Company will remain such into the future.

Issuance and Resale of Geoinformatics Shares Upon Exercise of Converted Geoinformatics Options

The exemption provided by Section 3(a)(10) of the U.S. Securities Act will not be available for the issuance of Geoinformatics Shares upon exercise of Converted Geoinformatics Options, and such underlying shares have not been and will not be registered under the U.S. Securities Act. As a result, the Converted Geoinformatics Options may not be exercised by or on behalf of a person in the United States, and the Geoinformatics Shares issuable upon exercise thereof may not be offered or sold in the United States, unless an exemption from registration under the U.S. Securities Act and all applicable state securities laws of the United States is available for the exercise and resale.

RIGHTS OF DISSENTING SHAREHOLDERS

There is no mandatory statutory right of dissent and appraisal in respect of plans of arrangement under the BCBCA.  However, as contemplated in the Plan of Arrangement, Rimfire and Geoinformatics have arranged for Shareholders who object to the Arrangement Resolution to have the Dissent Rights which are set out in their entirety in the Interim Order.  The following summary of the Dissent Rights is qualified in its entirety by reference to the Plan of Arrangement and the Interim Order attached to this Information Circular as Appendix F and Appendix G, respectively.

Pursuant to the Interim Order, Registered Shareholders may exercise Dissent Rights in compliance with Division 2 of Part 8 of the BCBCA, as modified by the Plan of Arrangement, the Interim Order and the Final Order, with respect to Rimfire Shares in connection with the Arrangement, provided that the written Dissent Notice contemplated by Section 242 of the BCBCA must be sent to Rimfire’s registered office by Registered Shareholders who wish to dissent at least two Business Days before the Meeting or any date to which the Meeting may be postponed or adjourned and provided further that holders who exercise such Dissent Rights and who:

(a)

are ultimately entitled to be paid fair value for their Rimfire Shares, which fair value shall be the fair value of such Rimfire Shares immediately before the approval of the Arrangement Resolution, shall be paid an amount equal to such fair value by Rimfire, which fair value shall be determined in accordance with the procedures applicable to the payout value set out in sections 244 and 245 of the BCBCA; and

(b)

are ultimately not entitled, for any reason, to be paid fair value for their Rimfire Shares shall be deemed to have participated in the Arrangement, as of the Effective Time, on the same basis as a non-dissenting Registered Shareholder and shall be entitled to receive only the consideration contemplated in Section 3.01(b) of the Plan of Arrangement that such holder would have received pursuant to the Arrangement if such Registered Shareholder had not exercised Dissent Rights, but in no case shall Geoinformatics, Rimfire or any other person be required to recognize holders of Rimfire Shares who exercise Dissent Rights as holders of Rimfire Shares after the time that is immediately prior to the Effective Time, and the names of the Dissenting Shareholders shall be deleted from the central securities register as holders of Rimfire Shares at the Effective Time.

The dissent provisions under the BCBCA are attached as Appendix J to this Information Circular.  A Registered Shareholder who intends to exercise the Dissent Rights must deliver a Dissent Notice to Rimfire at Suite 1350, 650 West Georgia Street, Vancouver, British Columbia, V6B 4N9, Attention: Chief Financial Officer, to be actually received not later than 5:00 p.m. (Vancouver Time) on July 28, 2009 and must not vote any Rimfire Shares held in favour of the Arrangement.  A Shareholder who is a Non-Registered Holder but wishes to exercise the

Dissent Rights must arrange for the Registered Shareholder holding the Shareholder’s Rimfire Shares to deliver the Dissent Notice.  The Dissent Notice must contain all of the information specified in the Interim Order.

If the Arrangement Resolution is passed at the Meeting, Rimfire must send by registered mail to every Dissenting Shareholder, prior to the date set for the hearing of the Final Order, a notice (a “Notice of Intention”) stating that, subject to receipt of the Final Order, Rimfire intends to complete the Arrangement, and advising the Dissenting Shareholders that, if the Dissenting Shareholder intends to proceed with the exercise of the Dissenting Rights, it must deliver to Rimfire, within 14 days of the mailing of the Notice of Intention, a written statement containing the information specified by the Interim Order, together with the certificates representing the Dissent Shares.

A Dissenting Shareholder delivering such a written statement may not withdraw from the dissent and, at the Effective Time, will be deemed to have transferred to Rimfire all of the Dissent Shares held.  Rimfire will pay to each Dissenting Shareholder the amount agreed to between Rimfire and the Dissenting Shareholder for the Dissent Shares.  Either Rimfire or a Dissenting Shareholder may apply to Court if no agreement on the terms of the sale of the Dissent Shares has been reached and the Court may:

(a)

determine the fair value that the Dissent Shares had immediately before the passing of the Arrangement Resolution, excluding any appreciation or depreciation in anticipation of the Arrangement unless exclusion would be inequitable, or order that such fair value be established by arbitration or by reference to the registrar, or a referee of the court;

(b)

join in the application each other Dissenting Shareholder not having reached an agreement for the sale of Dissent Shares to Rimfire; and

(c)

make consequential orders and give directions it considers appropriate.

If a Dissenting Shareholder fails to strictly comply with the requirements of the Dissent Rights set out in the Interim Order, such shareholder would lose the Dissent Rights, Rimfire would return to the Dissenting Shareholder any certificates representing Dissent Shares delivered to Rimfire and, if the Arrangement is completed, that Dissenting Shareholder will be deemed to have participated in the Arrangement on the same terms as a Shareholder.

Shareholders wishing to exercise Dissent Rights should consult their legal advisers with respect to the legal rights available to them in relation to the Arrangement and the Dissent Rights.  Shareholders should note that the exercise of Dissent Rights can be a complex, time-consuming and expensive procedure.

The Acquisition Agreement provides that it is a condition to the completion of the Arrangement for the benefit of Geoinformatics that Dissent Rights will not have been exercised by Shareholders holding more than 5% of the number of Rimfire Shares outstanding.  If Shareholders holding in excess of that number of Rimfire Shares exercise their Dissent Rights, unless the condition is waived, the Arrangement would not occur.

INFORMATION CONCERNING RIMFIRE

The following information is presented on a pre-Arrangement basis and reflects certain selected information of Rimfire.

See “Information Concerning Geoinformatics” attached as Appendix A to this Information Circular and “Information Concerning the Combined Company after the Arrangement” attached as Appendix B to this Information Circular for business, financial and share capital information relating to Geoinformatics and the Combined Company, respectively.

Summary

Rimfire was incorporated under the laws of the province of British Columbia on May 7, 1991 under the name “Bull Pine Explorations Ltd.”  Rimfire changed its name to “Rimfire Minerals Corporation” on November 4, 1997 to better reflect corporate strategies and focus.  The registered and records office of Rimfire is located at Suite 1350, 650 West Georgia Street, Vancouver, British Columbia V6B 4N9.

Rimfire is a natural resource company engaged in the acquisition and exploration of precious and base metal mineral properties.  Rimfire carried out minimal mineral property acquisition and exploration until 1997 when it acquired an interest in the RDN Property located in British Columbia.  In addition to the RDN Property, Rimfire holds interests in several properties  in British Columbia, Yukon Territory, and a the Goodpaster Mining District of Alaska. Rimfire holds title to two exploration licenses and has an interest in one additional licence in New South Wales, Australia as well as an interest in three licences in Victoria Australia.

Rimfire's long-term goal is to identify high potential mineral properties that have received little if any recent exploration work, enhance their value through initial exploration and market them to joint venture partners. Rimfire plans to maintain significant interests in a number of projects and have joint venture partners raise and spend the money necessary to thoroughly evaluate the potential of such mineral properties.

Additional information relating to the risks, history and business operations of Rimfire can be found in the Rimfire Annual Information Form (“AIF”), which has been filed with the Canadian Securities Authorities. A copy of the Rimfire AIF is available upon request from Rimfire at 1350, 650 West Georgia Street, Vancouver British Columbia V6B 4N9 or can be found on SEDAR at www.sedar.com.

Rimfire is also a reporting company under Section 12(g) of the U.S. Exchange Act, and its reports thereunder may be found on EDGAR at www.sec.gov/edgar.

ADDITIONAL INFORMATION

Additional information relating to Rimfire can be found on SEDAR at www.sedar.com and EDGAR at www.sec.gov/edgar.  Financial information regarding Rimfire is provided in Rimfire’s consolidated financial statements for the financial year ended January 31, 2009 and the auditors’ report thereon together with the corresponding management discussion and analysis.  Copies of the consolidated financial statements, as well as additional copies of this Information Circular, may be obtained upon request from Rimfire at Suite 1350, 650 West Georgia Street, Vancouver, British Columbia, V6B 4N9.

STATUTORY RIGHTS

Securities legislation in certain of the provinces and territories of Canada provides holders of Rimfire Securities with, in addition to any other rights they may have at law, rights of rescission or to damages, or both, if there is misrepresentation in a circular or a notice that is required to be delivered to such securityholders.  However, such rights must be exercised within prescribed time limits.  Securityholders should refer to the applicable provisions of the securities legislation of their province or territory for particulars of those rights or consult with a lawyer.

MATERIAL CHANGES AND OTHER INFORMATION

Except for the Arrangement and as otherwise disclosed publicly by Rimfire, there is no information which indicates that any material change has occurred in the affairs of Rimfire since the date of the last available published financial statements of Rimfire.

COMMITMENTS TO ACQUIRE SECURITIES OF RIMFIRE

Except as described in this Information Circular and in connection with the Arrangement, neither Rimfire nor any of Rimfire’s directors or executive officers, nor, to the knowledge of Rimfire’s directors and executive officers after reasonable inquiry, any of Geoinformatics’ directors and executive officers or any of Rimfire’s or Geoinformatics’ associates or affiliates, any associate of any of their directors or executive officers or any person or company owning, directly or indirectly, more than 10% of any class of Rimfire’s or Geoinformatics’ securities or has entered into any commitments to acquire any equity securities of Rimfire.

ARRANGEMENTS, AGREEMENTS OR UNDERSTANDINGS

Except as described in this Information Circular, or in the attached appendices or documents, neither Rimfire nor, to the best of its knowledge, any of its directors, executive officers or other affiliates have any contract, arrangement, understanding or relationship with any other person with respect to any securities of Rimfire, including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or the voting of any securities, joint ventures, loan or option arrangements, puts or calls, guaranties of loans, guaranties against loss or the giving or withholding of proxies.  Except as described in the Information Circular, there have been no contacts, negotiations or transactions between Rimfire or, to the best of its knowledge, any of its directors, executive officers or other affiliates on the one hand, and Geoinformatics or its affiliates, on the other hand, relating to any merger, consolidation or acquisition, a tender offer or other acquisition of securities, an election of directors, or a sale or other transfer of a material amount of assets.  Neither Rimfire, nor, to the best of its knowledge, any of its directors, executive officers or other affiliates has had any transaction with Geoinformatics or any of its executive officers, directors or affiliates that would require disclosure under the rules and regulations of the SEC applicable to the Arrangement.

Except as described in this Information Circular, there are no arrangements or agreements made or proposed to be made between Geoinformatics and Rimfire and any of the directors or executive officers of Rimfire and no payments or other benefits are proposed to be made or given by Geoinformatics to such directors or executive officers as compensation for loss of office or as compensation for remaining in or retiring from office if the Arrangement is consummated.

EXPERTS

Interest of Experts

To Rimfire’s knowledge after reasonable inquiry, no person or company whose profession or business gives authority to a statement made by the person or company and who is named as having prepared or certified a part of this Information Circular or prepared or certified a report or valuation described or included in this Information Circular beneficially owns, directly or indirectly, 1% or more of the Rimfire Securities or the securities of any of Rimfire’s associates or affiliates.

Independent Registered Accounting Firm

The audited financial statements of Geoinformatics as and for the years ended December 31, 2008 and December 31, 2007 and 2006, which are incorporated by reference into this Information Circular, have been included in reliance upon the reports of McGovern, Hurley, Cunningham LLP and Ernst & Young LLP respectively, independent registered accounting firms, upon the authority of said firms as experts in accounting and auditing.

APPROVAL OF BOARD

The contents and the sending of this Information Circular have been approved by the Board of Directors of Rimfire.

DATED this 30th day of June, 2009.

BY ORDER OF THE BOARD OF DIRECTORS

“Jason S. Weber”

Jason S. Weber

President, Chief Executive Officer and Director

CONSENT OF McGOVERN, HURLEY, CUNNINGHAM LLP

We have read the Management Information Circular of Rimfire Minerals Corporation (“Rimfire”) dated June 30, 2009 relating to the proposed arrangement between Geoinformatics Exploration Inc. (the “Company”) and Rimfire.  We have complied with Canadian generally accepted standards for an auditor’s involvement with offering documents.

We consent to the use in the above-mentioned circular of our report to the shareholders of the Company on the consolidated balance sheet of the Company as at December 31, 2008 and the consolidated statements of operations and comprehensive loss, cash flows and shareholders’ equity (deficit) and accumulated other comprehensive (loss) income for the year then ended.

Our report is dated April 17, 2009.

McGOVERN, HURLEY, CUNNINGHAM LLP

Chartered Accountants

Toronto, Ontario

June 30, 2009

CONSENT OF ERNST & YOUNG LLP

We have read the Management Information Circular of Rimfire Minerals Corporation (“Rimfire”) dated June 30, 2009 relating to the proposed arrangement between Rimfire and Geoinformatics Exploration Inc. (the “Company”).  We have complied with Canadian generally accepted standards for an auditor’s involvement with offering documents.

We consent to the incorporation by reference in the circular of our report to the shareholders of the Company on the consolidated balance sheets of the Company as at December 31, 2007 and 2006 and the consolidated statements of operations, comprehensive loss and deficit and cash flows for the years then ended.  Our report is dated April 23, 2008.

ERNST & YOUNG LLP

Chartered Accountants

Licensed Public Accountants

Toronto, Ontario

June 30, 2009

CONSENT OF RESEARCH CAPITAL CORPORATION

We hereby consent to the references to the opinion of our firm dated June 22, 2009 in the Management Information Circular of Rimfire Minerals Corporation (“Rimfire”) dated June 30, 2009 (the “Circular”) under the headings “Summary of Information Circular – Fairness Opinion”, “The Arrangement – Background to the Arrangement” and “The Arrangement – Reasons for the Arrangement and Recommendation of the Board of Directors” and to the inclusion of the foregoing opinion in the Circular.  In providing such consent, except as may be required by securities laws, we do not intend that any person other than the Board of Directors of Rimfire rely on such opinion.

RESEARCH CAPITAL CORPORATION

Vancouver, British Columbia

June 30, 2009

APPENDIX A

INFORMATION CONCERNING GEOINFORMATICS EXPLORATION INC.

The following is an overview of information relating to Geoinformatics Exploration Inc.  (“Geoinformatics” or the “Corporation”).  Unless otherwise stated, the terms the “Corporation” and “Geoinformatics” include the Corporation and all of its subsidiaries.  Unless otherwise stated, the information contained in this Appendix “A” (“Appendix”) is as of June 30, 2009.  All amounts in this Appendix are expressed in Canadian dollars, unless otherwise indicated.  All defined terms used in this Appendix without being separately defined herein shall have the meaning ascribed to that term in the management information circular to which this Appendix is attached.

Corporate Structure

Name, Address and Incorporation

The Corporation was incorporated under the Company Act (British Columbia) on March 21, 1980 under the name “Goldmax Resource Inc.” On October 10, 1996, the Corporation was continued from the British Columbia to the Yukon and thereafter underwent a series of name changes: “Aegean Gold Inc.” (April 26, 1999), “Aegean International Gold Inc.” (December 8, 1999) and “MinRes Resources Inc.” (October 20, 2003).  On January 28, 2005, Geoinformatics Explorations Limited (“GEL”) completed a reverse takeover of the Corporation, following which, on February 1, 2005, the name of the Corporation was changed to “Geoinformatics Exploration Inc.”  Pursuant to the reverse takeover, GEL changed its name to 2012860 Ontario Limited and became a wholly-owned subsidiary of Geoinformatics.

Geoinformatics’ head office is located at 80 Richmond Street West, Suite 303, Toronto, Ontario M3H 2A4 and its registered office is located at 200 – 204 Lambert Street, Whitehorse, Yukon Territory Y1A 3T2.

Intercorporate Relationships

Geoinformatics has the following subsidiaries:

Geoinformatics Exploration Inc. (1)
(Yukon)
100%
100%
100%
GXL USA, INC.
(Delaware)
2012860 Ontario Limited (formerly Geoinformatics Exploration Ltd.)
(Ontario)
Geoinformatics Exploration Canada Limited
(CBCA)
100%
100%
Minera Geoinformatica S.A. de C.V
(Mexico)
Geoinformatics Explorations Ireland Limited
(Ireland)
100%
100%
Geoinformatics Exploration Australia Pty Ltd.
(Australia)
Geoinformatics Alaska Exploration, Inc.
(Alaska)

Note:

(1) Geoinformatics holds a 44.6% equity interest in Clancy Exploration Limited (an Australian publically traded company).

Description of Business

General

Geoinformatics is a mineral exploration company with interests in properties located in Canada, the United States and Mexico.  The Corporation also has an equity interest in Clancy Exploration Limited (“Clancy”), which has properties located in Australia. Geoinformatics uses a scientific and technology platform (the “Geoinformatics Process”) that integrates data aggregation, data mining and processing and three dimensional modeling to identify and prioritize exploration drill targets.  The Geoinformatics Process has been designed to assist in understanding and quantifying risk at an early stage of the exploration cycle.

The Corporation has evolved from a technology service company to a pure exploration company through its alliances with strategic partners within the mining and exploration industry. Over the past several years, Geoinformatics has acquired a portfolio of exploration projects from its own exploration activities and under the Master Agreement with Kennecott (see “Description of Business – Three-Year History”).  Geoinformatics’ assets include a property portfolio in Alaska, British Columbia, Ontario, Mexico and Nevada plus an approximately 44.6% ownership interest in Clancy.  Geoinformatics’ wholly-owned Whistler project (see “Description of Mineral Properties”) is its flagship property.

Competitive Conditions

The mineral exploration and development business is highly competitive. Geoinformatics competes with numerous other companies and individuals in the acquisition, exploration, financing and development of mineral properties. Many of these companies are larger and better capitalized than Geoinformatics. The Corporation’s competitive position depends on its ability to successfully fund and economically explore, acquire and develop new and existing mineral properties.  Geoinformatics seeks to differentiate itself by making use of the Geoinformatics Process.  The risk of direct competition may be mitigated by Geoinformatics’ technological capabilities with respect to the Geoinformatics Process.  However, others could adopt or may have adopted these strategies.  See “Risk Factors– Competition”.

Environmental Protection

The current and future operations of Geoinformatics, including development activities on the properties or areas in which it has an interest, are subject to laws and regulations governing exploration, development, tenure, production, taxes, labour standards, occupational health, waste disposal, protection and remediation of the environment, reclamation, site and mine safety, toxic substances and other matters.  Environmental protection requirements have not had a material effect on the capital expenditures, and competitive position of the Corporation in the current fiscal year and are not expected to have a material effect on the capital expenditures, and competitive position of the Corporation in the near future. See “Risk Factors – Environmental Risks and Hazards”.

Employees

As of the date of hereof, Geoinformatics has four employees and seven part-time and full-time contract consultants.

Foreign Operations

Some of the Corporation’s mineral property interests are located outside of Canada and are subject to the risks associated with foreign investment, including increases in taxes and royalties, renegotiations of contracts, currency exchange fluctuations and political uncertainty. The Corporation’s flagship property is located in Alaska, and the majority of expenditures related to the Whistler Project are denominated in United States dollars. Since the Corporation’s treasury is primarily denominated in Canadian dollars, there is a risk of increased foreign exchange rates increasing the cost of exploration and development. Other foreign currencies are not material to the Corporation’s activities.

General Development of the Business

Three-Year History

Fiscal Year 2006

In August 2006, Geoinformatics and Kennecott Exploration Company (“Kennecott”) entered into a Master Strategic Alliance Agreement (the “Master Agreement”) governing a strategic exploration alliance between the companies with respect to Geoinformatics using the Geoinformatics Process to identify, evaluate and prioritize certain exploration drill targets over a minimum two-year period (with potential for renewal of up to three additional years) within a geographical region that covers parts of northern Mexico, the western United States and Canada.  The Master Agreement consolidated certain earlier agreements between Geoinformatics and Kennecott.  Under the Master Agreement, the Corporation agreed to spend a minimum of US$20 million over the two-year period to explore and drill at least 30 “targets” developed by Geoinformatics, largely from its proprietary analysis of regional geological data, a portion of which had been supplied by Kennecott.  The Master Agreement also provided that Kennecott would transfer four “targets-of-merit” to Geoinformatics during the initial two-year term of the Master Agreement.  The Azulitas property in Sinaloa Province, Mexico was the first “target-of-merit” to be transferred to Geoinformatics by Kennecott.

Under the Master Agreement, Geoinformatics was responsible to undertake exploration for deposits of base metals, precious metals and uranium, of a size and quality to be of interest to Kennecott. The Master Agreement provided that the properties offered to Geoinformatics would be subject to Kennecott’s reserved royalty and back-in rights.  The Master Agreement makes reference to a standardization of back-in rights agreement (“Standardization Agreement”) effective as of November 4, 2005 between Kennecott, Geoinformatics, Geoinformatics Explorations Ireland Limited (“Geoinformatics Ireland”) and 2012860 Ontario Limited (“2012860 Ontario”) for information with respect to the back-in-right.  The Standardization Agreement modifies the terms and conditions for Kennecott to exercise its back-in rights under a prior agreement.  Under the Standardization Agreement, the back-in right on the properties would allow Kennecott to acquire a 51% or 60% interest in the properties and would be exercisable for a limited time following delivery by Geoinformatics of a positive order of magnitude study, which was to include an estimation of the size and grade of the mineralization on the applicable property. The back-in right to acquire a 51% interest could be exercised by Kennecott by paying to Geoinformatics a multiple of the qualified expenditures incurred on the property by Geoinformatics and by Kennecott carrying the property through to the pre-feasibility stage. Thereafter, Kennecott would be able to increase its interest to 60% by completing a positive feasibility study on the applicable property. If Kennecott elected not to exercise its back-in right, its sole interest in the property would revert to a 2% net smelter return royalty (“NSR”).

In February 2006, in anticipation of entering into the Master Agreement, in an effort to be in a position to fund its obligations under the Master Agreement, Geoinformatics entered into a binding letter agreement with Geologic Resource Fund LP (“GRF”) pursuant to which GRF agreed to make available to Geoinformatics a US$20 million convertible unsecured loan facility (the “Convertible Facility”).  In August 2006, Geoinformatics and GRF executed formal loan documentation amending and implementing the binding letter agreement, pursuant to which GRF made the Convertible Facility available to Geoinformatics, on a secured basis, following the approval by minority shareholders of the Corporation for the Convertible Facility at an annual and special meeting held on June 27, 2006. Advances under the Convertible Facility bore interest at 5% per year and GRF had the option of converting the interest payments to common shares in the capital of the Corporation (the “Geoinformatics Shares”) at a conversion rate of $0.25 per share during the initial two years and $0.275 per share in the third year.  Geoinformatics used the proceeds from the Convertible Facility to fund its obligations under the Master Agreement and for general working capital purposes.

In May 2006, Geoinformatics finalized a short-term loan facility with GRF for $4.5 million (the “Bridge Loan”).  In August 2006, Geoinformatics and GRF agreed to increase the Bridge Loan to $10 million to fund the exploration programs and general working capital requirements of the Corporation and to secure the Bridge Loan with the Corporation’s Great Basin properties. The extension to and increase of the Bridge Loan was intended to give the Corporation time to fulfill the conditions to the drawdown of the Convertible Facility, which included the completion of a $4 million equity financing by December 31, 2006. In November 2006, Geoinformatics finalized security arrangements, which provided for the security of the Bridge Loan and, subsequently, the Convertible

Facility by a limited recourse guarantee from Geoinformatics’ indirect subsidiary, Geoinformatics Alaska Exploration, Inc. with recourse limited to certain mineral claims owned by it in the Great Basin region of Nevada.

The Bridge Loan bore interest at a rate of 6% per annum and was payable quarterly in arrears. The Bridge Loan matured and the principal amount became immediately due and payable (together with any unpaid accrued interest) upon the drawdown of the first tranche under the Convertible Facility which occurred in January 2007.

In December 2006, Geoinformatics raised $4,272,808 from the issuance of 23,737,820 flow-through units at a price of $0.18 per unit. The proceeds from this financing were used to advance the Corporation’s Canadian projects.

Fiscal Year 2007

In January 2007, pursuant to the Master Agreement, Kennecott Canada Exploration Inc., a wholly-owned subsidiary of Kennecott, transferred 11 Crown claim groups to Geoinformatics and also assigned three “option-to-purchase” agreements it had entered with private land holders to Geoinformatics.  The subject properties were located in the Thunder Bay area of western Ontario and included the Thunder project which was offered to Geoinformatics by Kennecott as the second “target-of-merit” under the terms of the Master Agreement.

Also in January 2007, Geoinformatics completed an initial drawdown of US$10 million under the Convertible Facility.  Proceeds from the initial drawdown were used to satisfy the outstanding amount under the Bridge Loan with GRF and the balance was used to fund obligations under the Master Agreement and for general working capital purposes.

In February 2007, Geoinformatics signed an option agreement with Commander Resources Ltd. (“Commander”), pursuant to which Geoinformatics could earn up to an 80% interest in a package of five properties located in the Omineca Mining District in British Columbia, subject to a third-party NSR on a portion of the properties. On February 20, 2008, the Corporation terminated the option agreement with Commander after completing the minimum $750,000 in exploration expenditures in 2007.

In March 2007, the Corporation entered into a strategic alliance agreement (the “Laurion Agreement”) with Laurion Mineral Exploration Inc. (“Laurion”) effective March 27, 2007, whereby the Corporation was to provide geological analysis and project management services to explore for nickel-copper-platinum group elements in Ontario in exchange for a combination of cash, shares and share purchase warrants of Laurion.  The Laurion Agreement provided that the joint venture was to be funded by Laurion and managed by Geoinformatics.  Under the terms of the Laurion Agreement, the Corporation received 2,000,000 common shares and 1,000,000 purchase share warrants of Laurion.

In April 2007, Geoinformatics completed the drawdown of the second tranche of US$10 million under the Convertible Facility with GRF.  Proceeds from the second drawdown were used to fund the obligations under the Master Agreement and for general working capital purposes.

In July 2007, Geoinformatics’ wholly-owned Australian subsidiary, Clancy, completed an initial public offering of its shares.  The funds raised by Clancy were used primarily for the further exploration of Clancy’s copper-gold porphyry projects in New South Wales, Australia. Following completion of the initial public offering, Geoinformatics retained an approximate 48% equity interest in Clancy.

In June 2007, Kennecott offered Geoinformatics under the Master Agreement a gold–copper porphyry project (the “Whistler Project”) for exploration in Alaska.  The Whistler Project was transferred to Geoinformatics at no cost as the third “target-of-merit” under the Master Agreement and was subject to separate provisions that specified that expenditures made and targets drilled on the Whistler Project would not constitute expenditures or targets toward Geoinformatics’ obligations under the Master Agreement.

In August 2007, Geoinformatics accepted a copper-gold porphyry project near the town of Stockton, Utah, from Kennecott as the fourth “target-of-merit” required to be conveyed to Geoinformatics pursuant to the terms of the Master Agreement.  However, this project has subsequently been returned to Kennecott.

Fiscal Year 2008

In June 2008, Geoinformatics announced a potential $25 million private placement with Geologic Resource Partners LLP (“GRP”) and a one-for-ten stock consolidation. However, in August 2008, Geoinformatics abandoned the private placement with GRP.

In July 2008, Geoinformatics strengthened its ownership position in its La Noria project in Sinaloa, Mexico. La Noria property was part of the first “target-of-merit’ transferred to Geoinformatics from Kennecott under the Master Agreement. Kennecott relinquished its back-in right on the project but retained a 2% NSR as its only interest in the property.

In August 2008, GRP offered to extend a short-term loan (the "2008 Loan") of up to $5.5 million at 12% interest per year on a secured basis to Geoinformatics to fund the Corporation’s on-going exploration programs and working capital requirements.  The 2008 Loan was to mature in March 2009.

In August 2008, Geoinformatics entered into binding agreements with GRP with respect to (i) the 2008 Loan, and (ii) a private placement of Geoinformatics Shares at a price of $0.05 per share for gross proceeds of up to approximately $27 million (the “Private Placement”).  As security for the 2008 Loan, Geoinformatics pledged all of the shares of its material subsidiaries.

The Private Placement was completed in October 2008, following minority shareholder approval. Geoinformatics issued 58,656,000 Geoinformatics Shares to GRP at a subscription price of $0.05 per share and received net proceeds of $2,521,500 following the repayment of the US$20 million Convertible Facility and amounts drawn down under the 2008 Loan.  The remaining funds were used to advance the Whistler Project and for working capital purposes.  Also in October 2008, the Corporation issued 3,197,721 Geoinformatics Shares to GRP in satisfaction of the outstanding interest on the Convertible Facility in the amount of $943,328 for the period January 1, 2008 to October 16, 2008.

In December 2008, the Corporation completed a stock consolidation where one new Geoinformatics Share represents ten old Geoinformatics Shares.

Recent Developments

During the fourth quarter of 2008 and first quarter of 2009, the Corporation focused on preserving corporate assets (key personnel, projects and database) while securing funding to remain a going concern.  It sought strategic opportunities to improve the Corporation’s financial position in the short term and to build shareholder value in the longer term.  Chief among the objectives was preserving and developing the Corporation’s key assets and retaining key personnel. A number of potential transactions were identified and evaluated, resulting in the Corporation’s announcement on February 23, 2009 of a merger proposal with a TSX-listed company.  That transaction did not go forward and Geoinformatics announced its termination on March 9, 2009.

On March 9, 2009, Geoinformatics negotiated a $2.6 million line of credit with GRP, bearing an annual interest rate of 15% payable on maturity.  The line of credit matures on September 30, 2010.  On March 27, 2009, the Corporation drew $1 million under the line of credit and on June 8, 2009 drew a further $750,000.

On May 15, 2009, the Corporation and Kennecott entered into a partial termination agreement and a first amendment to the partial termination agreement (collectively, the “Partial Termination Agreement”), whereby the parties terminated the provisions of the Master Agreement with respect to the requirements to form strategic alliances on possible targets in certain regions.  The Master Agreement and Standardization Agreement will still apply to the existing projects and to the areas of interest set out in the Partial Termination Agreement.

On May 26, 2009, the Corporation and Rimfire Minerals Corporation (“Rimfire”) executed of a binding letter agreement to complete a business combination by way of a statutory plan of arrangement. Subsequently, the companies entered into the definitive acquisition agreement (the “Acquisition Agreement”) on June 11, 2009.  Pursuant to the terms and conditions of the Acquisition Agreement, Geoinformatics agreed to acquire all of the issued and outstanding shares of Rimfire at an exchange ratio of 0.87 Geoinformatics Shares per common share of

Rimfire (following a consolidation of Geoinformatics Shares on the basis of three (3) old Geoinformatics Shares for one (1) new Geoinformatics Share).

On June 12, 2009, Geoinformatics and Kennecott entered into the first amendment to the Standardization Agreement (the “Amended Standardization Agreement”).  Kennecott and Geoinformatics decided to amend certain provisions of the Standardization Agreement with respect to the back-in rights of Kennecott on the Whistler Project due to its geographic size.   The amendments dealt with, among other things, the formation of a technical committee, the design of the exploration program, the responsibilities for the costs of the exploration program and the delivery of the exploration results, in addition to the Kennecott’s rights to exercise the back-in-rights with respect to the Whistler Project.

The Amended Standardization Agreement requires Kennecott to make a decision on whether or not to exercise its rights upon completion of a primary exploration program and, subject to the results, a possible supplemental program.  The primary program will consist of 341 line kilometres of induced polarization geophysics and drilling of at least 20 holes with a minimum depth of 200 metres per hole for at least 7,000 meters of total aggregate.  Following the completion of this program, Kennecott may elect to fund and perform a supplemental program.  The work programs will be supervised by a technical committee comprised of two geoscientists from each of Geoinformatics and Kennecott.  At completion Kennecott must elect to either (A) within 90 days, (i) relinquish its back-in right and revert to a 2% NSR; or (ii) exercise its back-in right on the project to earn an initial 51% interest by refunding two times Geoinformatics’ total qualifying exploration expenditures; or (B) within 30 days agree to conduct a supplemental drill program at Kennecott’s own cost. The supplemental drill program can take up to 180 days to complete, but within 30 days of the receipt of the final assay results from the program, Kennecott must then make a final decision on whether to exercise or relinquish its back-in rights, as described above.  If Kennecott elects to back-in after the supplemental program, Kennecott can offset the costs of the supplemental program to a maximum of 6% of two times Geoinformatics’ total exploration costs.

Risk Factors

The business of Geoinformatics is subject to a number of risks and uncertainties.  In addition to considering other information contained in or incorporated by reference in this Appendix and in other publicly filed documentation regarding the Corporation, the reader should carefully consider the following factors when considering risks related to holding Geoinformatics Shares.  These risks and uncertainties are not the only ones Geoinformatics may face.  Additional risks and uncertainties not presently known to Geoinformatics or that Geoinformatics currently considers immaterial may also impair its business operations.  If any such risks actually occur, Geoinformatics’ business, prospects, financial condition and operations could be materially adversely affected.

Access to Capital

The business of Geoinformatics and the exploration and subsequent development of mineral properties is capital intensive. Geoinformatics has limited financial resources and there is no assurance that the Corporation will be successful in obtaining additional financing as and when needed.  Currently, Geoinformatics’ ability to continue as a going concern has been largely reliant on GRP and there is no assurance that GRP will continue to extend its support to Geoinformatics.  The success of Geoinformatics is dependent on, among other things, obtaining sufficient funding to enable Geoinformatics to operate its business and continue with exploration and development on its mineral properties.  The development and exploration of Geoinformatics’ properties will require substantial additional financing.  There can be no assurance that Geoinformatics will be able to obtain additional or adequate financing in the future or that, if available, the terms of such financing will be favourable to Geoinformatics.  Geoinformatics may, in the future, be unable to meet its share of costs incurred under option or joint venture agreements to which it is a party and Geoinformatics may have its interest in the properties subject to such agreements reduced or terminated as a result.  Furthermore, if other parties to such agreements do not meet their share of such costs, Geoinformatics may be unable to finance the costs required to complete recommended programs.

Failure to obtain sufficient financing may result in delays or indefinite postponement of further exploration, development or production on any or all of Geoinformatics’ properties or even a loss of property interest, which would have a material adverse effect on Geoinformatics’ business and operations.

Negative Operating Cash Flow

To date, Geoinformatics has experienced a negative operating cash flow and has not recorded any revenues from its exploration and development activities nor has Geoinformatics commenced commercial production on any of its properties.  There can be no assurance that significant additional losses will not occur in the near future or that Geoinformatics will be profitable in the future.  Geoinformatics’ operating expenses and capital expenditures may increase in subsequent years as needed consultants, personnel and equipment associated with advancing exploration, development and commercial production of its properties are added.  The amounts and timing of expenditures will depend on the progress of ongoing exploration and development, the results of consultants’ analyses and recommendations, the rate at which operating losses are incurred, the execution of any joint venture agreements with strategic partners, Geoinformatics’ acquisition of additional properties and other factors, many of which are beyond Geoinformatics’ control.  Geoinformatics expects to continue to incur losses unless and until such time as its properties enter into commercial production and generate sufficient revenues to fund its continuing operations.  The development of Geoinformatics’ properties will require the commitment of substantial resources to conduct the time-consuming exploration and development of properties.  There can be no assurance that Geoinformatics will generate any revenues or achieve profitability.  There can be no assurance that the underlying assumed levels of expenses will prove to be accurate.

Current Global Financial Conditions

Current global financial conditions have been subject to increased volatility and numerous financial institutions have either gone into bankruptcy or have had to be rescued by governmental authorities. Access to financing has been negatively impacted by, among other factors, both sub-prime mortgages and the liquidity crisis affecting the asset-backed commercial paper market. These factors may further impact the ability of Geoinformatics to obtain additional capital in the future. If these increased levels of volatility and market turmoil continue, Geoinformatics’ operations could be adversely impacted and the value and the price of the Geoinformatics Shares and other securities could continue to be adversely affected.

No History of Mineral Production

The properties in which Geoinformatics currently has an interest are in the exploration stages only and are without a known body of commercial ore.  Mineral exploration and development involves a high degree of risk and few properties that are explored are ultimately developed into producing mines.  There is no assurance that commercial quantities of minerals will be discovered at any of the properties of Geoinformatics or any future properties, nor is there any assurance that the exploration programs of Geoinformatics thereon will yield any positive results.  Even if commercial quantities of minerals are discovered, there can be no assurance that any property of Geoinformatics will ever be brought to a stage where mineral resources can profitably be produced thereon.  Factors which may limit the ability of Geoinformatics to profitably produce mineral resources from its properties include, but are not limited to, the market price of mineral resources, proximity and capacity of milling facilities, government regulations, required infrastructure investment, availability of additional capital and the nature of any mineral deposits.

Geoinformatics has limited experience in the development and operation of mines and has relied on and may continue to rely upon consultants and others for development and operating expertise.

Exploration and Development Risks

The exploration for and development of mineral deposits involves significant risks which even a combination of careful evaluation, experience and knowledge may not eliminate. While the discovery of an ore body may result in substantial rewards, few properties which are explored are ultimately developed into producing mines. There is no certainty that Geoinformatics will identify recoverable mineral reserves and mineral resources in the areas in which it operates.  There is no certainty that the expenditures made by Geoinformatics towards the search and evaluation of mineral deposits will result in discoveries of commercial quantities of ore.  As is common with all exploration and development ventures, there is uncertainty and therefore risk associated with Geoinformatics’ operating parameters and costs which can be difficult to predict and are often affected by factors outside Geoinformatics’ control.

Major expenses may be required to locate and establish mineral reserves and resources and to develop metallurgical processes. It is impossible to ensure that the exploration or development programs planned by Geoinformatics will result in a profitable commercial mining operation. Whether a mineral deposit will be commercially viable depends on a number of factors, many of which are outside the control of Geoinformatics such as the cost of operations; costs of processing equipment, variations in the grade of ore mined and metals recovered, size of the deposit; proximity to infrastructure; fluctuating mineral prices; and government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection. The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in Geoinformatics not receiving an adequate return on invested capital.  There can be no assurance that the funds required to exploit any mineral reserves and mineral resources discovered by Geoinformatics will be obtained on a timely basis or at all.

Exploration and development generally involves a high degree of risk. Geoinformatics’ operations are subject to all the hazards and risks normally encountered in the exploration and development of minerals, including unusual and unexpected geologic formations and other conditions involved in the drilling and removal of material, any of which could result in damage to life or property, environmental damage and possible legal liability. Although adequate precautions to minimize risk will be taken, exploration and development is subject to hazards such as equipment failure or other failures which may result in environmental pollution and consequent liability.

Reliance on Limited Number of Exploration Properties

Currently, Geoinformatics relies on a limited number of exploration property interests. As a result, unless Geoinformatics acquires additional property interests, any adverse developments affecting any of its current exploration properties could have a material adverse effect upon Geoinformatics and would materially and adversely affect the potential mineral resource production, profitability, financial performance and results of operations of Geoinformatics.

Government Regulations

Geoinformatics’ properties and exploration and development activities are subject to various laws governing mineral concession acquisition, prospecting, mine development, taxes, mine safety, toxic substances, land use, water use, land claims of local people and other matters.

Exploration and development activities may also be affected in varying degrees by government regulations with respect to, but not limited to, restrictions on future exploration and production, price controls, export controls, permitting, occupational health and safety, labour standards, employment, use of water, environmental protection, expropriation of property, ownership of assets, environmental legislation, limitations on mineral exports and  royalties.  This may affect both Geoinformatics’ ability to undertake exploration and development activities in respect of present and future properties in the manner contemplated, as well as its ability to continue to explore, develop and operate those properties in which it has an interest or in respect of which it has obtained exploration and development rights to date.

Geoinformatics believes that its exploration and development activities are currently carried out in compliance with all applicable rules and regulations.  However, no assurance can be given that new rules and regulations will not be enacted or that existing rules and regulations will not be applied in a manner which could limit or curtail development or future potential production. Geoinformatics may experience increased costs and delays in its operations as a result of the need to comply with applicable laws and regulations. Amendments to current laws and regulations governing exploration and development could have a materially adverse impact on Geoinformatics.

Any failure to comply with applicable laws and regulations or permits, even if inadvertent, could result in enforcement actions thereunder including the loss of Geoinformatics’ mining claims, orders issued by regulatory or judicial authorities requiring operations to cease or be curtailed, fines, penalties or other liabilities.

Environmental Risks and Hazards

Geoinformatics’ operations are subject to environmental laws and regulations controlling not only mineral exploration and exploitation activities themselves but also the possible effects of such activities upon the environment.   Environmental permitting, including for the approval of closure and reclamation plans, requires companies to comply with standards, laws and regulations which may entail costs and delays depending on the nature of the activity to be permitted and how stringently the regulations are implemented by the permitting authority.  Environmental legislation provides for restrictions and prohibitions of spills, releases or emissions of various substances produced in association with certain mining industry operations, such as seepage from tailing disposal areas, which could result in environmental pollution. A breach of such legislation may result in the imposition of fines and penalties or the suspension or closure of operations. In addition, certain types of operations require submissions to and approval of environmental impact assessments. Environmental legislation is evolving in a manner which requires stricter standards and enforcement, and fines and penalties for non-compliance are more stringent.  Environmental assessments of proposed projects carry a heightened degree of responsibility for companies and directors, officers and employees. The cost of compliance with changes in governmental regulations has a potential to reduce the profitability of operations.

Failure to comply with applicable laws, regulations and other requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. Parties engaged in the exploration and development of mineral properties may be required to compensate those suffering loss or damage by reason of the activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations.

Future changes to environmental legislation could cause increases in exploration expenses or capital expenditures or require abandonment or delays in development of new mining properties, all of which could have a material adverse effect on Geoinformatics and its business.

Title to Mineral Properties

Acquisition of title to mineral properties is a very detailed and time-consuming process. Title to, and the area of, mineral properties may be disputed or impugned. Although Geoinformatics has investigated title to its mineral properties for which it holds claims, mineral leases, concessions, or licenses, there can be no assurance that Geoinformatics has valid title to such mineral properties or that its title thereto will not be challenged or impugned in the future.  Mineral properties sometimes contain claims or transfer histories that examiners cannot verify. The Corporation does not carry title insurance with respect to its mineral properties. A successful claim that Geoinformatics does not have title to a mineral property could cause Geoinformatics to lose its rights to mine that property, likely without compensation for its prior expenditures relating to the property.

Commodity Prices

The prices of mineral products have historically fluctuated widely and even if Geoinformatics’ exploration programs are successful, factors beyond the control of Geoinformatics may affect the marketability of any mineral products discovered.  The price of the Geoinformatics Shares, Geoinformatics’ financial results and exploration and development activities may in the future be significantly adversely affected by declines in the price of gold.  Gold prices fluctuate widely and are affected by numerous factors such as the sale or purchase of gold by various central banks and financial institutions, interest rates, exchange rates, inflation or deflation, fluctuation in the value of the United States dollar and foreign currencies, global and regional supply and demand, speculative activities, worldwide production levels, and the political and economic conditions of major gold-producing countries throughout the world.  The effect of these factors cannot accurately be predicted.

Future price declines could negatively impact the economic viability of Geoinformatics’ properties, rendering development and production to be impracticable.  Declining commodity prices can impact operations by requiring a reassessment of the feasibility of a particular project.  Such a reassessment may be the result of a management decision or may be required under financing arrangements related to a particular project. Even if the project is ultimately determined to be economically feasible, the need to conduct such a reassessment may cause substantial delays or may interrupt operations until the reassessment can be completed.

Uncertainty Relating to Mineral Resources

The estimates for mineral resources are determined in accordance with NI 43-101 and CIM Standards. There are numerous uncertainties inherent in estimating mineral resources, including many factors beyond Geoinformatics’ control.  Resource estimation is a subjective process and the accuracy of any mineral resource estimate is a function of the quantity and quality of available data and of the assumptions made and judgments used in engineering and geological interpretation.  These amounts are estimates only and the actual level of recovery and quality of metals from such resources may not be realized.  Estimates may change significantly upon new information becoming available such as the discovery of mineralization or formations different from those predicted by past sampling and drilling.  Estimates may have to be adjusted and development plans may have to be altered in a way which could have a negative effect on Geoinformatics’ operations. Differences between management’s assumptions, including economic assumptions such as metal prices and market conditions, could have a material adverse effect in the future on Geoinformatics’ financial position and results of operations.

Mineral resources that are not mineral reserves do not have demonstrated economic viability.  Due to the uncertainty which may attach to mineral resources, there is no assurance that mineral resources will be upgraded to mineral reserves as a result of continued exploration. Geoinformatics does not have any mineral reserves and there is no assurance that mineral reserves will be established.

Uncertainty of Inferred Mineral Resources

Inferred mineral resources that are not mineral reserves do not have demonstrated economic viability and are considered too speculative geologically to have economic considerations applied to them to enable them to be categorized as mineral reserves.  The estimates of mineral resources contained in this Appendix contain estimates of inferred mineral resources.  Due to the uncertainty which may attach to inferred mineral resources, there is no assurance that the estimated tonnage and grades as stated will be achieved or that they will be upgraded to measured and indicated mineral resources or proven and probable mineral reserves as a result of continued exploration.

Insurance Risks

Geoinformatics believes that it currently maintains insurance in such amounts as it considers to be reasonable to protect against certain risks and hazards related to its operations.  However, no assurance can be given that the current insurance coverage will continue to be available at economically reasonable premiums in the future or that the current insurance coverage provides sufficient coverage against all potential losses. Any deficiency in insurance coverage could result in Geoinformatics incurring significant costs that could have a material adverse effect upon its financial performance and results of operations.

Market Price of Geoinformatics Shares

Securities of micro- and small-cap companies, particularly development stage companies, have experienced substantial volatility in the past, often based on factors not necessarily related to the financial performance or underlying asset values or prospects of the companies involved. These factors include global macroeconomic developments and market perceptions of the attractiveness of particular industries.  The Geoinformatics Share price is also likely to be significantly affected by short-term changes in gold prices or in its financial condition or results of operations as reflected in its quarterly earnings reports.

The market price of the Geoinformatics Shares at any given point in time may not accurately reflect Geoinformatics’ long-term value and there is no assurance that fluctuations in the price of Geoinformatics Shares will not occur.

Infrastructure

Exploration and development activities depend, to one degree or another, on adequate infrastructure. Reliable roads, power sources and water supply are important determinants, which affect capital and operating costs. Unusual or infrequent weather phenomena, damage, government or other interference in the maintenance or provision of such infrastructure could adversely affect Geoinformatics’ operations, financial condition and results of operations.

Competition

The mining industry is intensely competitive in all of its phases.  Geoinformatics competes with many companies possessing greater financial resources, operational experience and technical capabilities than itself for obtaining investors, consultants, future property prospects and the recruitment of key personnel.  Consequently, Geoinformatics’ revenues, operations and financial condition could be materially adversely affected.   Also, other exploration and geo-science technology companies, including those with greater financial resources than Geoinformatics, could adopt or may have adopted the business strategies of Geoinformatics and thereby compete directly with Geoinformatics, or may seek to acquire and develop mineral claims in areas targeted by Geoinformatics. The risk of direct competition may be mitigated by Geoinformatics’ experience and technological capabilities, but there can be no assurance that competition will not increase or that Geoinformatics will be able to compete successfully.

Dependence on Key Executives/Employees and Skilled Personnel

Geoinformatics’ business and operations are dependent on recruiting and retaining the services of key executives/employees and qualified personnel.  As Geoinformatics develops its mineral projects, the need to recruit and retain additional qualified managerial and technical persons to build and maintain its operations will increase.  The number of persons skilled in the development and production of mining properties is limited and competition for this workforce is intense.  If Geoinformatics requires such persons and is unable to successfully recruit and retain them, its development and growth could be significantly curtailed.  Due to the relatively small size of Geoinformatics, the loss of one or more of Geoinformatics’ key executives/employees could also have a materially adverse effect on Geoinformatics and its future operations.  Geoinformatics does not maintain insurance on any of its key executives/employees.

Conflicts of Interest

Currently, John Kanellitsas and George Ireland are directors of the Corporation and also officers and partners of GRP, and Rosie Moore is the Interim Chief Executive Officer and a director of the Corporation and a consultant to GRP.  GRP has discretionary trading authority over 64,262,851 Geoinformatics Shares (representing approximately 85% of the outstanding Geoinformatics Shares).  In addition, the Corporation has a line of credit outstanding which is managed by GRP.

Certain of the Geoinformatics’ directors and officers serve or may agree to serve as directors or officers of other reporting companies or have significant shareholdings in other reporting companies and, to the extent that such other companies may participate in ventures in which Geoinformatics may participate, the directors of Geoinformatics may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation. In the event that such a conflict of interest arises at a meeting of the Geoinformatics Board, a director who has such a conflict will abstain from voting for or against the approval of such participation or such terms.

The directors and officers of Geoinformatics are aware of the existence of laws governing accountability of directors and officers for corporate opportunity and requiring disclosures by directors of conflicts of interest and Geoinformatics will rely upon such laws in respect of any directors’ and officers’ conflicts of interest or in respect of any breaches of duty by any of its directors or officers. All such conflicts will be disclosed by such directors or officers in accordance with the Business Corporations Act (Yukon) and the directors and officers will govern themselves in respect thereof to the best of their ability in accordance with the obligations imposed upon them by law.

Political and Economic Instability

Geoinformatics’ mineral exploration activities may be adversely affected by political instability and legal and economic uncertainty in some of the countries where the Corporation has operations.  The risks associated with Geoinformatics’ foreign operations may include: political unrest, labour disputes, invalidation of governmental orders and permits, corruption, war, civil disturbances and terrorist activities, arbitrary changes in laws, regulations, policies, taxation, price controls, exchange controls, delays in obtaining or the inability to obtain necessary permits, opposition to mining from environmental or other non-governmental organizations, limitations on foreign ownership, limitations on the repatriation of earnings, limitations on mineral exports and increased financing costs.

These risks may limit or disrupt Geoinformatics’ projects or operations, restrict the movement of funds or result in the deprivation of contractual rights.

Inability to Enforce Legal Rights in Certain Circumstances

In the event a dispute arises in a foreign jurisdiction, Geoinformatics may be subject to the exclusive jurisdiction of foreign courts or may not be successful in subjecting foreign persons to the jurisdiction of courts in Canada.  Similarly to the extent that Geoinformatics’ assets are located outside of Canada, investors may have difficulty collecting from Geoinformatics any judgements obtained in the Canadian courts and predicted on the civil liability provisions of securities legislation.

Currency Fluctuations

Currency fluctuations may affect the costs that the Corporation incurs at its exploration operations. Geoinformatics raises its capital in Canadian dollars, but a portion of the Corporation’s operating expenses are incurred in Australian dollars, Mexican pesos and US dollars. The appreciation of any of these currencies against the Canadian dollar would increase the operating costs of the Corporation which could materially and adversely affect the Corporation’s earnings and financial condition.

Lack of Hedging Policy

Geoinformatics does not currently have a hedging policy and accordingly has no protection from currency fluctuations or declines in mineral prices.  Geoinformatics may be required in future to establish a hedging policy in connection with the terms of any future loan or credit facilities.

Dividends Unlikely

Geoinformatics has not declared or paid any dividends since the date of its incorporation and does not currently anticipate that dividends will be declared in the short or medium term.  Earnings, if any, will be retained to finance further development of Geoinformatics’ business.

Potential Dilution

The issue of Geoinformatics Shares upon the exercise of convertible securities or other rights to acquire Geoinformatics Shares will dilute the ownership interest of Geoinformatics’ current shareholders. Geoinformatics may also issue additional equity securities from time to time in the future. If it does so, the ownership interest of Geoinformatics’ then current shareholders could also be diluted.

Litigation

Legal proceedings may arise from time to time in the course of Geoinformatics’ business.  Defense and settlement costs of legal claims can be substantial, even with respect to claims that have no merit.  Due to the inherent uncertainty of the litigation process, the resolution of any particular legal proceeding to which Geoinformatics is or may become subject could have a material effect on its financial position, results of operations or Geoinformatics’ exploration and development activities.

Description of Mineral Properties

The Whistler Property

Information regarding the Whistler Project is contained in sections 3 to 12, 14 and 15 of the technical report titled, “Mineral Resource Estimation – Whistler Copper-Gold Project, Alaska Range, Alaska” (the “Whistler Technical Report”) dated February 15, 2008.  The above-noted sections are incorporated by reference into this Appendix and are available on SEDAR under Geoinformatics’ profile at www.sedar.com.  The Whistler Technical Report was compiled by George Wahl, P. Geo, and Jean-Francois Couture, Ph.D, P. Geo, of SRK Consulting (Canada) Inc. (“SRK”) and reviewed by G. David Keller, P. Geo.  As of the date of the Whistler Technical Report, Messrs. Wahl and Couture certified that they were a “Qualified Person” and independent of Geoinformatics, as such terms were defined in National Instrument 43-101 (“NI 43-101”).

The information below is derived from the executive summary section of the Whistler Technical Report.  Information regarding events that have occurred subsequent to the date of the Whistler Technical Report is provided under the heading “Description of Mineral Properties – The Whistler Property – Subsequent Events” and is based on information provided by Darren Holden, the Chief Operating Officer of Geoinformatics, who is a “Qualified Person” as the term is defined in NI 43-101.

Introduction

The Whistler Project is a copper-gold exploration project located in the Yentna Mining District of Alaska, approximately 150 kilometers northwest of Anchorage.  In June 2007, Geoinformatics announced the conditional acquisition of this project as part of a strategic alliance with Kennecott.

SRK prepared an initial technical report for the Whistler copper-gold project in September 2007 while Geoinformatics was completing a seven-hole drilling program on the Whistler Deposit.  During the fourth quarter of 2007, SRK prepared an initial mineral resource estimate for the Whistler copper-gold deposit.  The Whistler Technical Report documents the resource model constructed by SRK for the Whistler copper-gold deposit.  It was prepared following the guidelines of the Canadian Securities Administrators NI 43-101 and Form 43-101F1, and in conformity with generally accepted CIM “Estimation of Mineral Resources and Mineral Reserves Best Practice Guidelines”.  SRK visited the Whistler project between August 10 and 14, 2007.

Property Description and Agreements

The Whistler Project comprises 732 State of Alaska mining claims covering an aggregate area of approximately 449 square kilometers in the Yentna Mining District of Alaska.  The property boundaries have not been legally surveyed.

Geoinformatics’ rights to the Whistler project were acquired from Kennecott in consideration of exploration expenditures totaling a minimum of US$5 million over two years subject to two underlying agreements.  Kennecott retains certain back-in rights to acquire up to sixty percent of the Whistler Project.

The first underlying agreement is a Mineral Lease Agreement between Kent Turner and Kennecott dated July 3, 2003 granting to Kennecott and its successors a renewable 30-year lease on twenty-five unpatented State of Alaska Claims containing the Whistler copper-gold deposit.  In consideration of the lease, Kent Turner is entitled to advance annual royalty payments of US$50,000 at the anniversary of the agreement and deductible against a certain production royalty.  The agreement also provides for minimum annual exploration expenditures US$100,000 since February 1, 2006.

The second underlying agreement is an earlier agreement between Cominco American Incorporated [now Teck Resources Limited] and Mr.  Kent Turner dated October 1, 1999.  This agreement concerns a 2% net profit interest held by Cominco American Incorporated [now Teck Resources Limited] in connection with the Turner Claims.

Location, Access and Physiography

The Whistler Project is located in the Alaska Range approximately 150 kilometers northwest of Anchorage, Alaska.  Access to the Whistler Project area is solely by aircraft.   The center of the property is located at 152.566 degrees longitude west and 61.983 degrees latitude north.

The project is located in the drainage of the Skwentna River.  Elevation varies from about 400 meters above sea level in the valley floors to over 5,000 meters in the highest peaks.

A base camp is established near Rainy Pass lodge and is serviced with a gravel airstrip for wheel-based aircrafts.  The camp is equipped with generators, a satellite communication link and tent structures on wooden floors.  Although chiefly used for summer field programs the camp can be winterized.

History

Mineral exploration in the Whistler area was initiated by Cominco Alaska in 1986, and continued through 1989.  During this period, the Whistler and the Island Mountain copper-gold porphyry occurrences were discovered and partially tested by drilling.   In 1990, Cominco’s interest waned and all cores from the Whistler region were donated to the State of Alaska.  The property was allowed to lapse.

In 1999, Kent Turner staked twenty-five State of Alaska mining claims at Whistler and leased the property to Kennecott.  From 2004 through 2006, Kennecott conducted extensive exploration of Whistler region, including geological mapping, soil, rock and stream sediments sampling, ground induced polarization, the evaluation of the Whistler copper-gold occurrence with fifteen core boreholes (7,948 meters) and reconnaissance core drilling at other targets in the Whistler region (4,184 meters). Over that period Kennecott invested over US$6.3 million in exploration.

Between July and October 2007, Geoinformatics drilled seven core boreholes (3,321 meters) to infill the deposit to sections spaced at seventy-five meters and to test for the north and south extensions of the deposit.

Regional and Local Geology

Alaskan geology consists of a collage of various terranes that were accreted to the western margin of North America as a result of complex plate interactions through most of the Phanerozoic Eon. The southern most Pacific margin is underlain by the Chugach–Prince William composite terrane, a Mesozoic-Cenozoic accretionary prism developed seaward from the Wrangellia composite terrane.  It comprises arc batholiths and associated volcanic rocks of Jurassic, Cretaceous and early Tertiary age.

The Alaska Range represents a long-lived continental arc characterized by multiple magmatic events ranging in age from about 70 million to 30 million years ago and associated with a wide range of base and precious metals hydrothermal sulphide-bearing mineralization.  The geology of Whistler project is characterized by a thick succession of Cretaceous to early Tertiary (circa  97 million to 65 million years) volcano-sedimentary rocks intruded by a diverse suite of plutonic rocks of Jurassic to mid-Tertiary age.  Five main intrusive suites are important in the Whistler project area.

The Whistler Igneous Suite comprises alkali-calcic basalt-andesite, diorite and monzonite intrusive rocks generally older than 75.5 million years with restricted extrusive equivalent.  These intrusions are commonly associated with copper-gold porphyry-style mineralization characterized by low arsenic and low antimony.

The Summit Lake, Kichatna and Hartman River Intrusions (74 million to 61 million years) are calcalkalic granodiorite to diorite intrusions occurring northeast of the Whistler region.  These intrusions are generally auriferous and hydrothermal mineralization is commonly arsenical.

The Composite Intrusions vary in composition from peridotite to granite and their ages span from 67 million to about 64 million years.  Copper-gold veinlets and pegmatitic occurrences are characteristics of the Composite plutons.

The Crystal Creek Intrusions form a suite of calc-alkalic granite and granite porphyry intrusions with extrusive rhyolite ranging in age from 61 million to 65 million years.  Andesite and diorite rocks may represent higher level or border phases of this intrusive suite.

The Merrill Pass igneous suite forms a north-trending belt of differentiated calc-alkalic volcanic and intrusive rocks (44 million to 30 million years) related to the emergence of the Aleutian arc.  They are not associated with porphyry copper mineralization and are generally barren.

Deposit Types and Mineralization

The Whistler project was acquired by Geoinformatics for its potential to host magmatic hydrothermal gold and copper mineralization.  Magmatic hydrothermal deposits represent a wide clan of mineral deposits formed by the circulation of hydrothermal fluids into fractured rocks and associated with the intrusion of magma into the crust.

Exploration work completed by Kennecott has uncovered several copper-gold sulphide occurrences exhibiting characteristics indicative of magmatic hydrothermal processes and suggesting that the project area is generally highly prospective for porphyry copper-gold deposits.

The Whistler copper-gold deposit is the most important exploration target on the Whistler project.  Drilling by Cominco Alaska, Kennecott and Geoinformatics was successful in delineating copper-gold sulphide mineralization associated with at least three diorite porphyry intrusive phases.  The oldest phase exhibits the best copper-gold mineralization, while the third and youngest is typically barren.  On surface, the copper gold mineralization extends over an area measuring 750 by 250 meters and from the surface to depths ranging between 200 and 750 meters.

Sampling Method, Approach and Analyses

Few details are available for the sampling procedures used by Cominco Alaska.

Kennecott used industry best practices to collect, handle and assay soil, rock and core samples collected during the period 2004-2006.  The procedures are documented in detailed manuals describing all aspects of the exploration data collection and management.  All assay samples were prepared by the Alaska Assay Laboratory, in Fairbanks, Alaska and assayed at either the Alaska Assay Laboratory (2004) or the accredited ALS-Chemex laboratory in Vancouver, British Columbia.  Samples were assayed for gold by conventional fire assay and a suite of elements including the usual metals by aqua regia and 4-acid digestion and inductively coupled plasma atomic emission spectroscopy.  Kennecott used industry best practices quality control measures during its exploration at Whistler.

Geoinformatics is using the procedures developed by Kennecott for this project.

Data Verifications

In accordance with NI 43-101 guidelines, SRK visited the Whistler project between August 10 and 14, 2007 while active drilling was ongoing.  The purpose of the site visit was to inspect and ascertain the geological setting of the Whistler project, witness the extent of historical exploration work carried out on the property and assess logistical aspects and other constraints relating to conducting exploration work in this area.

SRK conducted a series of routine verifications to ensure the reliability of the electronic data provided by Kennecott and Geoinformatics. In the opinion of SRK, the electronic data are reliable and exhaustive.

No quality control data is available from the Cominco Alaska drilling. The reliability of this data cannot be tested. SRK visually examined assaying quality control data produced by Kennecott and Geoinformatics. SRK analysed the quality control data using bias charts and various relative precision plots. This review suggests that the assay results delivered by the primary laboratories used by Kennecott and Geoinformatics are generally reliable for the purpose of resource estimation.

Mineral Resource Estimation

The mineral resource model presented in the Whistler Technical Report represents the first resource evaluation for the Whistler copper-gold deposit.  The resource estimate was completed by George H. Wahl, P.Geo, an independent qualified person as this term is defined in NI 43-101.  The effective date of this resource estimate is December 31, 2007.

The database used to estimate the Whistler mineral resources was audited by SRK and the sulphide mineralization boundaries were modeled by SRK using a geological interpretation prepared by Geoinformatics personnel. The current drilling information is sufficiently reliable to interpret with confidence the boundaries of the copper-gold sulphide mineralization and that the assaying data is sufficiently reliable to support estimating mineral resources.

Gold-copper sulphide wireframes were constructed to constrain geostatistical analysis and grade estimation.  A gold-equivalent grade was found useful in visibly separating mineralized rock from barren host.  The gold equivalent grade was calculated using metal price assumptions of US$550 per ounce of gold, US$8 per ounce of silver and US$1.50 per pound of copper.  In absence of metallurgical data, metallurgical recoveries were assumed at 85% for copper and 75% for silver and gold.  Smelting and refining costs and concentrate transportation charges were not considered in the gold-equivalent calculation.

The Whistler deposit was sub-divided into the Main and Whistler domains. Five separate sulphide mineralization wireframes were modeled and treated as separate hard boundary domains for resource estimation.  The Main 1 and Main 2 domains are defined using a 0.7 grams per ton gold-equivalent cut-off and separated by the north-trending Divide Fault.  Both domains are completely enclosed within the Whistler domain that is defined by a 0.30 grams per ton gold equivalent cut-off.

Grade capping was assessed using probability plots for assays samples within each domain.  After review, copper grades do not require capping.  Silver and gold grades were, however, capped at 14.2 grams per ton and 4.2 grams per ton, respectively. Assay samples were composited to 5-metre composite lengths for statistical and geostatistical analysis and grade interpolation.  Residual composite intervals with a minimum length of 2.0 meters were also included in the dataset used for grade estimation.

A block model aligned with the local UTM grid was constructed to cover the entire extent of the Whistler mineralization and the potential limits of an optimized pit.   Waste blocks were assigned a bulk density of 2.60 grams per cubic centimeter while each sulphide mineralized block was assigned a density of 2.72 grams per cubic centimeter.

Variography was completed for the major grade attributes, including gold, silver and copper on aggregated composite populations to determine anisotropic ranges for gradezone separately by ordinary kriging.  For silver, a nested spherical model comprising two structures was interpreted.  For solid zones 100 through 250, a second pass interpolation with the same anisotropic ratios however at a maximum range of 250 meters was applied.  For the zone solid 300 a second pass interpolation with a maximum 600 meters range was applied.  The search methodology used a minimum of three composite samples and a maximum of nine composite samples.

Mineral resources for the Whistler Project have been classified according to the “CIM Definition Standards for Mineral Resources and Mineral Reserves” (December, 2005) by George H. Wahl, P.Geo, Associate Resource Geologist and independent Qualified Person as defined by NI 43-101.  Resource block informed by a minimum of three samples, within an interpreted mineralized solid and located at less than sixty meters from the nearest informing samples are classified as Indicated.   Resource blocks informed by a minimum of three samples, within an interpreted mineralized solid and located at and average distance greater than sixty meters from the nearest informing samples are classified as Inferred.

The “reasonable prospects for economic extraction” requirement was assessed by considering the most likely extraction scenarios for the sulphide mineralization taking into account processing recoveries.  SRK believes that portions of the Whistler gold and copper mineralization are amenable for open pit extraction, while the deeper parts of the deposit could be extracted using a bulk underground mining method.

The Whittle open pit optimization software was used by SRK to develop a series of conceptual nested pit shells using certain optimization parameters based on experience with other similar projects.  The selected pit shell for reporting open pit resources has a final dimension of 1.4 kilometers in the northeast direction by 1.0 kilometer in the northwest direction.  The reader is cautioned that the results from the pit optimization are used solely for the purpose of reporting mineral resources that have reasonable prospects for economic extraction by an open pit.  There is insufficient information and data to determine appropriate optimization parameters for open pit mine design and production planning.

The resource blocks situated outside the selected pit shell used for reporting an open pit mineral resource are conceptually available for bulk underground mining.   Underground mineral resources are reported at an average cut-off of 1.1 grams per ton gold-equivalent with no consideration given to mine recovery or dilution.   The underground mineral resources are classified as Inferred mineral resource.  The mineral resource statement for the Whistler copper-gold deposit is presented in Table i below.

Table i. Mineral Resource Statement*, Whistler Copper-Gold Deposit, Alaska, SRK Consulting, December 31, 2007.
Quantity and Grades						Total Contained Metal
Resource Category	Tonnage (Mtonne)	Gold (gpt)	Silver (gpt)	Copper (percent)	Gold Eq* (gpt)	Gold (Moz)	Silver (Moz)	Copper (Mlb)	Gold Eq* (Moz)
Indicated (open-pit*)	30	0.87	2.46	024	1.35	0.84	2.37	159	1.31
Total Indicated	30	0.87	2.46	0.24	1.35	0.84	2.37	159	1.31
Inferred (open-pit*)	123	0.59	2.07	0.19	0.98	2.33	8.19	515	3.86
Inferred (underground*)	11	1.16	3.55	0.24	1.66	0.41	1.26	58	0.59
Total Inferred	134	0.64	2.18	0.20	1.05	2.74	9.44	573	4.44

* reported at 0.3 grams per ton gold equivalent cut-off grade within a conceptual pit shell for open pit resources and at a 1.1 grams per ton gold-equivalent cut-off for the bulk underground resources.  All figures rounded to reflect the relative accuracy of the mineral resource estimate.  Mineral resources that are not mineral reserves and do not have demonstrated economic viability.  Gold equivalent grade estimated based on 75 percent recovery for gold and silver; 85 percent recovery for copper; US$550 per ounce gold, US$8 per ounce silver and US$1.50 per pound of copper.

Conclusions

In the opinion of SRK, the block model resource estimate and resource classification reported herein are a reasonable representation of the global gold, copper and silver mineral resources found in the Whistler deposit.  Mineral resources that are not mineral reserves do not have demonstrated economic viability.  There is no certainty that all or any part of the mineral resource will be converted into mineral reserve.

In reviewing the mineral resource model, SRK draws the following conclusions:

Additional drilling is warranted to test the depth extension of the higher grade Main Zones below the open pit resources with the potential to expand the open pit resources at depth.

Step out drilling is warranted along the periphery of the deposit to properly close the lateral extensions of both the lower grade Whistler and the higher grade Main Zone.

Infill drilling to a spacing of approximately ninety meters may allow upgrading parts of the Inferred mineral resources to an Indicated classification.

Any additional discovery through regional exploration will have a positive impact on the development potential of the Whistler project.  Therefore, regional exploration efforts should aim at finding another deposit comparable to the Whistler deposit.

The characteristics of the Whistler copper-gold deposit are of sufficient merit to justify undertaking preliminary engineering and environmental studies aimed at completing the characterization of the context of the sulphide mineralization.  In addition to providing a Preliminary Economic Assessment for the project, the conceptual study would be useful to determine certain specific economic thresholds for a viable mining operation in this part of Alaska.

In order to base the conceptual study on project specific data, Geoinformatics should consider undertaking preliminary engineering and environmental studies including: topographic survey, baseline environmental monitoring, ABA testing and geochemical characterization of rock types, preliminary metallurgical testing and review of available geotechnical data.  These studies are essential support for a meaningful conceptual mine design and provide robust key assumptions for the base case of an economic model considered for a Preliminary Economic Assessment.

Recommendations

Based on its view, SRK recommends a two pronged exploration program for the Whistler project.  The first component of the program includes approximately 6,000 meters of drilling at Whistler and certain other environmental, engineering and metallurgy studies that are required to design a conceptual mine and complete a Preliminary Economic Assessment for this copper-gold deposit.

The second component of the recommended work program aims at accelerating the exploration efforts on the rest of the Whistler Property, targeting initially the drilling results obtained by Kennecott between 2004 and 2006 and following up on the results of the reconnaissance program completed during 2007.  The September 2007 exploration program is expanded to increase the amount of drilling from 5,000 to 7,000 meters to allow testing more targets.

The total costs for the recommended work program are estimated at approximately US$8.2 million and include 10% contingency and 5% administration charges (Table ii below). [Note: the recommended work program was partially completed in the field season of 2008.  As of the date hereof, a new revised budget is being generated.  See “Description of Mineral Properties – The Whistler Property – Subsequent Events” below.]

Table ii. Estimated Cost for the Exploration Program Proposed for the Whistler Project.
Work Program	Amount	Units	Unit Cost US$	Sub-total US$
Component 1 – Whistler
Planning and supervision				$25,000
Technical Personnel	6,000	m	$25	$150,000
Core drilling (all inclusive)	6,000	m	$250	$1,500,000
Assaying (precious metals and ICP scans)	5,000	Samples	$35	$175,000
Geotech and other engineering studies				$75,000
Metallurgical testing				$50,000
Preliminary baseline studies				$50,000
Update to mineral resource model				$50,000
Preliminary Economic Assessment				$200,000
Sub-total Whistler Deposit				$2,275,000
Component 2 – Regional Exploration
Planning and supervision				$25,000
Technical Personnel	7,000	m	$25	$175,000
Ground geophysical surveying	20	km	$5,000	$100,000
Core drilling (all inclusive)	7,000	m	$250	$1,750,000
Assaying (precious metals and ICP scans)	6,500	samples	$35	$227,500
Sub-total Whistler Regional				$2,277,500
Camp costs
Camp Labour	151	man day	$1,200	$181,200
Camp costs (lodging, food, etc.)	2,880	man day	$100	$288,000
Communication				$12,000
Travel costs (fixed wing aircraft)	85		$800	$68,000
Travel costs (helicopter)	1,008	hour	$905	$912,240
Fuel	144		$6,300	$907,200
Runway expansion				$100,000
Sub-total Camp				$2,368,640
Geoinformatics Support Costs
Database support and management (field season)				$50,000
Data interpretation (post field season)				$50,000
Data acquisition				$60,000
Land fees and advanced royalty payments				$75,000
Sub-total Support				$235,000
Sub-total				$7,156,140
Contingency	10%			$715,614
Administration, travel, supervision	5%			$357,807
Total				$8,229,561

Subsequent Events

Subsequent to the date of the Whistler Technical Report, the following has occurred:

•

Part of the recommended program was completed in the summer of 2008 at a cost of approximately US$3.1 million.

•

In reference to “Component 1” in Table ii above, approximately 40% of the recommended drilling on the Whistler Project was completed with a further five holes (2,462 metres) drilled on the Whistler Zone in 2008. In addition, samples have been collected for metallurgical analysis and are in secure storage pending the selection of a laboratory for testing. The baseline study has been designed but has not yet been implemented. The geotechnical engineering, update to mineral resource model and Preliminary Economic Assessment studies are pending the completion of the remainder of the recommended work program.

•

In reference to “Component 2” in Table ii above, approximately 26% of the regional exploration core drilling program was completed in the 2008 season with six holes (1,840 metres) drilled on regional targets. The ground geophysical surveying program recommended has not yet been carried out and has been expanded based on the Amended Standardization Agreement as noted below.

•

In June, 2009 Geoinformatics entered into the Amended Standardization Agreement (see “General Development of the Business”).  As part of this agreement, an exploration program has been designed that includes 341 line kilometers of ground based induced polarization geophysics and the drilling of at least 20 holes for a total of 7,000 metres of drilling.  These items were included, in part, in SRK’s recommendation above.  An updated budget for the exploration work is currently being prepared, but is estimated to be approximately $2.4 million for the geophysics program with respect to Whistler Project and approximately 1,500 meters of initial drilling and approximately a further $2.4 million for the remaining drilling. The aim is to develop infrastructure to allow this program to be carried out, in part, in the winter season and hence reducing costs associated with helicopter support during summer seasons.

Other Mineral Properties

Geoinformatics’ interests in other mineral projects located in British Columbia, Ontario, Mexico and Nevada, and its indirect interest in properties located in Australia through the Corporation’s ownership interest in Clancy, are not currently considered material properties to Geoinformatics.  Such properties may become material based upon the results of future exploration programs on such properties.

Description of Capital Structure

The Corporation is authorized to issue an unlimited number of common shares without par value.  As of the date hereof, there are 75,705,829 common shares issued and outstanding as fully paid and non-assessable.

The holders of Geoinformatics Shares are entitled to receive notice of any meeting the shareholders of the Corporation (the “Geoinformatics Shareholders”) and to attend and vote thereat.  Each Geoinformatics Share entitles the holder to one vote at all meetings of Geoinformatics Shareholders, to receive dividends as and when declared by the board of directors of Geoinformatics (the “Geoinformatics Board”) and to receive a pro rata share of the remaining properties and assets of Geoinformatics distributable to Geoinformatics Shareholders upon any liquidation, dissolution or winding up of Geoinformatics.

Dividend Record and Policy

Geoinformatics has not paid any cash dividends or made other distributions on its securities in the three most recently completed financial years or its current financial year. There are no restrictions that could prevent Geoinformatics from paying dividends or making distributions. However, Geoinformatics has no current intention of paying dividends or making distributions in the immediate future.  Any future dividend payment or distributions will be made at the discretion of the Geoinformatics Board, and will depend on the Corporation’s financial needs to fund its exploration programs, its future growth, and any other factors that the Geoinformatics Board deems necessary to consider in the circumstances.

Consolidated Capitalization

Other than the proposed consolidation of Geoinformatics Shares on the basis of three (3) old Geoinformatics Shares for one (1) new Geoinformatics Share and proposed issuance of approximately 22,365,308 consolidated Geoinformatics Shares and 1,905,300 consolidated Geoinformatics replacement options pursuant to the Arrangement, as defined in the Acquisition Agreement between Geoinformatics and Rimfire Minerals Corporation dated June 11, 2009, there have been no material changes in the share capital of Geoinformatics since March 31, 2009. This information should be read in conjunction with Geoinformatics’ audited consolidated annual financial statements for the year ended December 31, 2008, the unaudited interim consolidated financial statements for the three-months ended March 31, 2009, and associated management’s discussion and analysis, all of which are incorporated by reference hereto, as well as the unaudited pro-forma consolidated financial statements in Appendix J.

Trading Price and Volume

The Geoinformatics Shares are listed and posted for trading on the TSXV under the symbol “GXL”. The following table sets forth the high and low trading prices and the trading volume of the Geoinformatics Shares on the TSXV for the 12 month period prior to the date hereof.

	High ($)	Low ($)	Volume

June 2009(1)	0.215	0.160	186,480
May 2009	0.290	0.130	539,343
April 2009	0.170	0.110	339,306
March 2009	0.225	0.120	784,520
February 2009	0.195	0.120	310,170
January 2009	0.295	0.110	669,495
December 22 to 31, 2008(2)	0.210	0.060	415,464
December 1 to 21 2008(2)	0.015	0.005	3,087,000
November 2008	0.030	0.005	6,926,600
October 2008	0.035	0.010	10,611,804
September 2008	0.060	0.020	4,618,276
August 2008	0.060	0.030	3,042,520
July 2008	0.125	0.060	4,120,800
June 2008	0.165	0.115	8,946,920

Notes:

(1)

June 1 to June 26, 2009

(2)

Geoinformatics completed a one for ten stock consolidation on December 22, 2008.

Prior Sales

The following table sets forth the securities of Geoinformatics issued or granted within the 12 month period prior to the date hereof.

Date Issued	Type of Security	Number Issued(1)	Issue/Exercise Price	Aggregate Price
March 20, 2009	Options(2)	5,500,000	$0.15	N/A
October 17, 2008	Common Shares(3)	3,197,721	$0.295	$943,328
October 17, 2008	Common Shares(4)	58,656,000	$0.50	$29,328,000

Notes:

(1)

Number issued reflects the one for ten stock consolidation on December 22, 2008.

(2)

Options granted to certain directors, officers, employees and consultants under the Corporation’s stock option plan.  The stock options have an exercise price of $0.15 per share, expiry date on March 19, 2014 and vest over two years.

(3)

Issued in connection with Geoinformatics satisfying interest of $943,328 on the Convertible Facility owed to GRF for the period January 1, 2008 to October 16, 2008.

(4)

Issued in connection with the Private Placement completed with GRP raising gross proceeds of $29,328,000 by issuing 58,656,000 common shares at a price of $0.50 per common share.

Principal Security Holders

To the knowledge of the directors and executive officers of the Geoinformatics, as of the date hereof, the only person or company that beneficially owns, or controls or directs, directly or indirectly, 10% or more of the outstanding Geoinformatics Shares is GRP which, as an investment manager, has discretionary trading authority over 64,262,851 Geoinformatics Shares (representing approximately 85% of the outstanding Geoinformatics Shares).  To the knowledge of the directors and executive officers of  Geoinformatics, GRP’s Geoinformatics Shares are beneficially owned as follows: (a) 31,339,511 Geoinformatics Shares are owned by Geologic Resource Fund Ltd.; (b) 12,280,301 Geoinformatics Shares are owned by Geologic Resource Fund LP; (c) 17,123,680 Geoinformatics Shares are owned by Geologic Resource Opportunities Fund Ltd.; and (d) 3,519,359 Geoinformatics Shares are owned by Geologic Resource Opportunities Fund LP.  GRP is the investment manager of Geologic Resource Fund Ltd., Geologic Resource Fund LP, Geologic Resource Opportunities Fund Ltd. and Geologic Resource Opportunities Fund LP.

Directors and Executive Officers

As of the date hereof, the following table sets forth the name of each director and executive officer of Geoinformatics, their province/state and country of residence, their position(s) with Geoinformatics, their principal occupations, and the date they first became a director of Geoinformatics.

Name and Province/State, Country of Residence	Position(s) with Geoinformatics	Principal Occupation	Date First Became a Director of Geoinformatics	Number of Geoinformatics Shares beneficially owned or controlled , directly or indirectly, prior to the Transaction(1)
ROSIE C. MOORE (2) British Columbia, Canada	Interim Chief Executive Officer and Director	Interim Chief Executive Officer of the Corporation and a senior research analyst for GRP	June 11, 2008	Nil (3),(4)
PETRA DECHER Ontario, Canada	President, Chief Financial Officer, Corporate Secretary and Treasurer	President, Chief Financial Officer, Corporate Secretary and Treasurer of Geoinformatics	N/A	84,555 (5)
DARREN J. HOLDEN British Columbia, Canada	Chief Operating Officer	Chief Operating Officer of Geoinformatics	N/A	Nil (6)
JOHN A. KANELLITSAS (2), (7) Idaho, U.S.A.	Chairman and Director	Chief Operating Officer of GRP	June 11, 2008	Nil (3),(8)
GEORGE IRELAND (2),(7) Massachusetts, U.S.A.	Director	Chief Investment Officer of GRP	August 18, 2008(9)	85,000(3),(10)
PETER STEIN (2), (7) New York, U.S.A.	Director	Senior Consultant at Pacific Road Capital Management and Founder of TaurInvest, LLC	August 18, 2008	Nil (11)

Notes:

(1)

Information as to Geoinformatics Shares beneficially owned, controlled or directed, directly or indirectly, by each nominee, not being within the knowledge of the Corporation, has been furnished by the respective nominees individually.

(2)

Member of the Compensation Committee of the Board.

(3)

Mr. Kanellitsas and Mr. Ireland are officers and partners of, and Ms. Moore is a consultant to, GRP, which has discretionary trading authority over 64,262,851 Geoinformatics Shares. Please see “Voting Securities and Principal Holders Thereof”.

(4)

Ms. Moore owns options to purchase 1,100,000 Geoinformatics Shares.

(5)

Ms. Decher owns options to purchase 1,075,000 Geoinformatics Shares.

(6)

Mr. Holden owns options to purchase 1,138,500 Geoinformatics Shares.

(7)

Member of Audit Committee of the Board.

(8)

Mr. Kanellitsas owns options to purchase 1,000,000 Geoinformatics Shares.

(9)

Mr. Ireland was previously a director of the Corporation from November 16, 2005 to December 31, 2007.

(10)

Mr. Ireland owns options to purchase 400,000 Geoinformatics Shares.

(11)

Mr. Stein owns options to purchase 400,000 Geoinformatics Shares.

As of the date hereof, the directors and executive officers of Geoinformatics, as a group, beneficially own, control or direct, directly or indirectly, 64,432,406 Geoinformatics Shares, representing approximately 85% of the total number of Geoinformatics Shares outstanding on a non-diluted basis.

The principal occupations of each of the above noted directors and executive officers of the Corporation, within the past five years are disclosed in the brief biographies set forth below.

Rosie C. Moore – Interim Chief Executive Officer and Director and Post-Acquisition Board Nominee.  Ms. Moore currently serves as the Interim Chief Executive Officer of the Corporation.  She was appointed to this position in December 2008.  Ms. Moore has consulted as a senior research analyst for GRP since early 2006. Her career in global mining and metals exploration spans over 22 years, initially as a geologist on projects in the Americas but with increasing roles in corporate management (Diamond Fields Resources, Pan American Silver, Bear Creek Mining) and investment/capital markets (Yorkton Securities, GRP) in the past 15 years.  Ms. Moore holds B.S. and M.S. degrees in Geology from Kent State University.

Petra Decher – President, Chief Financial Officer Corporate Secretary and Treasurer.  Ms. Decher currently serves as the Chief Financial Officer of Geoinformatics and has served in this capacity since June 2005.  From October 2004 to November 2005, Ms. Decher served as an independent consultant and from September 2003 to October 2004 she served as the Chief Financial Officer of Defiance Mining Corporation.

Darren J. Holden – Chief Operating Officer.  Mr. Holden currently serves as the Chief Operating Officer of Geoinformatics and has served in this capacity since July 2008.  From July 2007 to July 2008 Mr. Holden served as the Executive Vice President, Operations of Geoinformatics and from February 2002 to July 2007 he served as the Vice President, Geoscience of Geoinformatics.

John A. Kanellitsas – Chairman and Director and Post-Acquisition Board Nominee.  Mr. Kanellitsas currently serves as a partner and has been the Chief Operating Officer of GRP since its formation in 2004.  He joined Sun Valley Gold, LLC in 2002 where he was the Chief Operating Officer and was involved in the launch of GRP in 2004. From 1990 until 1999, Mr. Kanellitsas was employed by Morgan Stanley & Co. in New York and San Francisco, where he was an Executive Director and Principal in the Equity Capital Markets Department and the Institutional Equity Division.  Prior to joining Morgan Stanley, Mr. Kanellitsas was an Associate in the Corporate Finance Department at Drexel Burnham Lambert.  Mr. Kanellitsas has a Masters of Business Administration from University of California at Los Angeles and a BS degree in Mechanical Engineering from Michigan State University.

George Ireland – Director.  Mr. Ireland has been the Chief Investment Officer and Chief Executive Officer of GRP, an investment management firm which specialized in investing in the mining and metals industries on a worldwide basis, since its formation in 2004.  From 2000 to 2004, he was General Partner of Ring Partners, LP, an investment partnership which merged into GRF.   From 1991 to 2000, Mr. Ireland was an analyst at Knott Partners LP.  Mr. Ireland graduated from Phillips Academy and the University of Michigan with degrees in Geology and Resource Economics.  Mr. Ireland also serves on the Boards of Directors of Merrill & Ring Inc, a private timber company in the United States.

Peter Stein – Director.  Mr. Stein has over 25 years investment banking experience in the United States and Latin America as a financier and metals trader. Prior to joining Pacific Road Capital Management as a consultant in June 2007, Peter founded TaurInvest LLC in 2000, a firm that specializes in merger and acquisition advisory work for small to medium size mining and energy companies in Latin America, Africa and Australia. Additionally the firm is active in capital raising for niche funds in private equity and venture capital as well as private placements.  In addition Mr. Stein was head of origination for Donaldson Lufkin & Jenrette’s investment and merchant banking operation in Latin America. Mr. Stein is a graduate of St. Louis University.

Corporate Cease Trade Orders

No director or executive officer of Geoinformatics is, as of the date hereof, or was within ten years before the date hereof, a director, chief executive officer or chief financial officer of any company (including Geoinformatics), that:

(a)

was subject to a cease trade order, an order similar to a cease trade order, or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days that was issued while the director or executive officer was acting in the capacity as director, chief executive officer or chief financial officer; or

(b)

was subject to a cease trade order, an order similar to a cease trade order, or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days, that was issued after the director or executive officer ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.

Bankruptcies and Other Proceedings

No director or executive officer of Geoinformatics, or a shareholder holding a sufficient number of securities of Geoinformatics to affect materially the control of Geoinformatics:

(a)

is, as of the date hereof, or has been within the ten years before the date hereof, a director or executive officer of any company (including Geoinformatics) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(b)

has, within the ten years before the date hereof, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director, executive officer or shareholder.

Penalties or Sanctions

No director or executive officer of Geoinformatics, or a shareholder holding a sufficient number of securities of Geoinformatics to affect material the control of the Corporation, has been subject to:

(a)

any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(b)

any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

Conflicts of Interest

Certain of the Geoinformatics’ directors and executive officers serve or may agree to serve as directors or executive officers of other reporting companies or have significant shareholdings in other reporting companies and, to the extent that such other companies may participate in ventures in which Geoinformatics may participate, the directors of Geoinformatics may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation.  Currently, John Kanellitsas and George Ireland are directors of the Corporation and also officers and partners of GRP, and Rosie Moore is the Interim Chief Executive Officer and a director of the Corporation and a consultant to GRP.  GRP has discretionary trading authority over 64,262,851 Geoinformatics Shares (representing approximately 85% of the outstanding Geoinformatics Shares).  In addition, the Corporation has a line of credit outstanding which is managed by GRP, allowing the Corporation to draw down as necessary a maximum amount of $2.6 million. Please see “General Development of the Business” above for greater details.

The directors and officers of Geoinformatics are aware of the existence of laws governing accountability of directors and officers for corporate opportunity and requiring disclosures by directors of conflicts of interest and Geoinformatics will rely upon such laws in respect of any directors’ and officers’ conflicts of interest or in respect of any breaches of duty by any of its directors or officers. All such conflicts will be disclosed by such directors or officers in accordance with the Business Corporations Act (Yukon) and they will govern themselves in respect thereof to the best of their ability in accordance with the obligations imposed upon them by law.

Interests of Management and Others in Material Transactions

Other than as described below or elsewhere in this Appendix, no director or executive officer of the Corporation, person or company that beneficially owns, or controls or directs, directly or indirectly, more than 10% of any class or series of Geoinformatics’ outstanding voting securities, and any associate or affiliate of any such persons or companies has had a material interest, direct or indirect, in any transaction within the three most recently completed financial years or during the current financial year that has materially affected or is reasonably expected to materially affect Geoinformatics, other than GRP, which has discretionary trading authority over 64,262,851 Geoinformatics Shares (representing approximately 85% of the outstanding Geoinformatics Shares).  John Kanellitsas and George Ireland are officers and partners of, and Ms. Moore is a consultant to, GRP.  Please see “General Development of the Business” above for the details of the material transaction that involved GRP.

Material Contracts

There are no material contracts, other than contracts entered into in the ordinary course of business, that are material to Geoinforamtics and that were entered into by the Corporation within the most recently completed financial year or were entered into since January 1, 2002 that are still in effect, other than the following material contracts:

(a)

First Amendment to the Standardization of Back in Rights Agreement made effective as of June 12, 2009 between Kennecott and Geoinformatics - see “General Development of the Business” above for a description of the Amended Standardization Agreement.

(b)

Acquisition Agreement dated June 11, 2009 between Geoinformatics and Rimfire Minerals Corporation – see “The Acquisition Agreement” in the management information circular to which this Appendix is attached for a description of the acquisition agreement.

(c)

Amended Partial Termination Agreement made effective as of May 15, 2009 between Kennecott and Geoinformatics – amended the Partial Termination Agreement so that if Kennecott does not exercise/forfeits its back-in-rights with respect to the Identified Targets, or fails to complete the earn-in requirements, then its royalty rights shall extent to certain lands depicted in the Partial Termination Agreement and any additional lands acquired by Geoinformatics, the holder of the lands and any of their affiliates within the area of interest boundary set out in the Partial Termination Agreement within 21 years of the date of the Partial Termination Agreement.

(d)

Partial Termination Agreement made effective as of May 15, 2009 between Kennecott and Geoinformatics - see “General Development of the Business” above for a description of the agreement.

(e)

Master Strategic Alliance Agreement made effective as of March 1, 2006 between Kennecott and Geoinformatics - see “General Development of the Business” above for a description of the Master Agreement.

(f)

Standardization of Back-In Rights Agreement made effective as of November 4, 2005 between Kennecott, Geoinformatics, Geoinformatics Ireland and 2012860 Ontario – see “General Development of the Business” above for a description of the Standardization Agreement.

All of the above noted material contracts are available on SEDAR at www.sedar.com.

Interest of Experts

George Wahl, P. Geo and Jean-Francois Couture, Ph.D, P. Geo of SRK Consulting (Canada) Inc. are “qualified persons” for the purposes of NI 43-101 and are the authors responsible for the preparation of the Whistler Technical Report and have reviewed the technical information relating to the Whistler Property in this Appendix.

Darren Holden is a “qualified person” for the purposes of NI 43-101 and has reviewed the technical information relating to the Whistler Property in this Appendix.

McGovern, Hurley, Cunningham, LLP, Chartered Accountants, are the auditors of the Corporation and have audited the annual financial statements of Geoinformatics.

To the knowledge of the Corporation, as at the date hereof, the aforementioned individuals and persons do not have any registered or beneficial interest, direct or indirect, in any securities or other property of Geoinformatics or one of the Corporation’s associates or affiliates, other than Darren Holden as described in “Directors and Executive Officers” above.

Legal Proceedings and Regulatory Actions

As at the date hereof, Geoinformatics is not a party to, nor is any of its properties the subject of, any current or pending legal proceedings, or, to Geoinformatics’ knowledge, any contemplated legal proceedings, the outcome of which could have a material adverse effect on Geoinformatics other than during the years ended December 31, 2008 and 2007, Geoinformatics is engaged in litigation proceedings where the validity of certain mining claims located in the Great Basin region of the United States were being challenged by a third party. Geoinformatics has engaged legal representation to defend the action.  There has been no adjustment or provision recorded in the statement of operations for the year ended December 31, 2008, as the likelihood of the outcome is not determinable and an amount cannot be reasonably estimated. However, management of Geoinformatics does not view these proceeding as material.

Within the three years preceding the date hereof, Geoinformatics has not been a party to, nor has any of its properties been the subject of, any penalties or sanctions or, to Geoinformatics’ knowledge, contemplated penalties or sanctions imposed against it by a court relating to provincial and territorial securities legislation or by a securities regulatory authority and Geoinformatics has not entered any settlement agreements before a court relating to provincial and territorial securities legislation or with a securities regulatory authority.

Auditor, Transfer Agent and Registrar

Auditors

The auditors of Geoinformatics are McGovern, Hurley, Cunningham, LLP, Chartered Accountants, located at their principal office in Toronto, Ontario.  McGovern, Hurley, Cunningham, LLP have advised Geoinformatics that they are independent in accordance with the Rules of Professional Conduct of the Institute of Chartered Accountants.

Transfer Agent and Registrar

The transfer agent and registrar of the Geoinformatics’ common shares is Computershare Investors Services Inc., 100 University Avenue, 9th floor, Toronto, Ontario, Canada M5J 2Y1.

Documents Incorporated By Reference

Information regarding Geoinformatics has been incorporated by reference in this Appendix from documents filed with securities commissions or similar authorities in Canada. Copies of the Geoinformatics documents incorporated by reference herein and of Geoinformatics’s permanent information record may be obtained on request without charge from the Corporation at 80 Richmond Street West, Suite 303, Toronto, Ontario, M5H 2A4, Attention: Chief Financial Officer, telephone: (416) 861-1300 and are also available to the public free of charge on SEDAR at www.sedar.com.

The following documents of Geoinformatics, filed with the various securities commissions or similar authorities in the provinces of Canada, are specifically incorporated by reference into and form an integral part of this Appendix:

(a)

the audited consolidated financial statements of the Corporation for the year ended December 31, 2008, together with the report of the auditor thereon and notes thereto;

(b)

the audited consolidated financial statements of the Corporation for the years ended December 31, 2007 and 2006, together with the report of the auditor thereon and notes thereto;

(c)

management’s discussion and analysis of financial results of the Corporation for the years ended December 31, 2008 and 2007;

(d)

the unaudited interim consolidated financial statements of the Corporation for the three-months ended March 31, 2009, together with the notes thereon;

(e)

management’s discussion and analysis of results of the Corporation for the three-months ended March 31, 2009;

(f)

the management’s information circular dated June 30, 2009 of the Corporation in respect of the annual and special meeting of shareholders; and

(g)

Sections 3 to 12, 14 and 15 of the technical report entitled “Mineral Resource Estimation – Whistler Copper-Gold Project, Alaska Range, Alaska” dated February 15, 2008.

Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purposes of this Appendix to the extent that a statement contained in this Appendix or in any subsequently filed document that also is or is deemed to be incorporated by reference herein modifies or supersedes such statement.  Any statement so modified or superseded shall not constitute a part of this Appendix, except as so modified or superseded.  The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes.  Making such a modifying or superseding statement shall not be deemed to be an admission for any purpose that the modified or superseded statement, when made, constituted a misrepresentation, untrue statement of a material fact, nor an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made.

Additional Information

Additional information relating to Geoinformatics may be found on SEDAR at www.sedar.com or on the Corporation’s website at www.geoinformex.com. In addition, copies of the Geoinformatics documents incorporated herein and of Geoinformaticss’ permanent information record may be obtained on request without charge from the Corporation at 80 Richmond Street, Suite 303, Toronto, Ontario M5H 2A4, Attention: Chief Financial Officer, telephone: (416) 861-1300.  Information contained on Geoinformatics’ website shall not be deemed to be part of this Appendix or incorporated by reference herein.

Additional information, including executive compensation, indebtedness of directors and executive officers, audit committee and corporate governance is contained in the Corporation’s management information circular dated June 30, 2009 with respect to its annual and special meeting of Geoinformatics Shareholders to be held on July 30, 2009.

Additional financial information is provided in Geoinformatics’ financial statements and management discussion & analysis for its most recently completed financial year ended December 31, 2008.

APPENDIX B

INFORMATION CONCERNING THE COMBINED COMPANY AFTER THE ARRANGEMENT

General

On completion of the Arrangement, Geoinformatics as the Combined Company will continue to be a corporation governed by the laws of Yukon Territory.  After the Effective Date, Geoinformatics will own all of the issued and outstanding Rimfire Shares and the Combined Company will change its name to “Kiska Metals Corporation”.  In this Appendix B, all references to “Kiska” refer to the Combined Company after giving effect to the Geoinformatics Name Change.

Upon completion of the Arrangement, it is expected that the business operations of Rimfire and Kiska will be consolidated and the principal executive office of Kiska will be located at Suite 1350, 650 West Georgia Street, Vancouver, British Columbia V6B 4N9.

Organization Chart

The following chart shows the corporate relationship between Kiska and its subsidiaries (including Rimfire) following completion of the Arrangement:

[1] Kiska holds a 44.6% equity interest in Clancy Exploration Limited, an Australian publicly-traded company.

Description of Material Mineral Properties

On completion of the Arrangement, Kiska’s material mineral properties will consist of the following:

•

Whistler Property, located approximately 150 kilometres northwest of Anchorage, Alaska.  The Whistler Zone is the most advanced prospect within the project area;

•

Gillis Property located in the Nicola Mining Division of British Columbia, approximately 30 kilometers south of Merritt, British Columbia. Rimfire has an option to earn 100% interest in the property, subject to a net smelter royalty of 2%;

•

Quesnel Trough Project, consisting of seven properties, is located in the Cariboo Mining Division of British Columbia, from 15 kilometers south of Prince George to 40 kilometers north of Fort St. James, British Columbia.  Xstrata Canada Corporation has an option to earn a 75% interest in the properties;

•

Takla project is located in the Cariboo Mining Division of British Columbia, approximately 15 kilometers south of Prince George;

•

Thorn Property located in the Atlin Mining Division of British Columbia, approximately 120 kilometers northwest of Telegraph Creek, British Columbia;

•

Tide Property located in the Skeena Mining Division of British Columbia, approximately 36 kilometers north of Stewart, British Columbia. American Creek Resources Ltd. has earned 51% of the property and is earning an additional 9% interest in the property;

•

Williams Property located in the Liard Mining Division of British Columbia, approximately 150 kilometers southeast of Dease Lake, British Columbia and 330 kilometers north of Smithers, British Columbia;

•

Boulevard Property located in Whitehorse Mining District of the Yukon Territory, approximately 135 kilometers south of Dawson City, Yukon. The Boulevard Property is held jointly by Rimfire (50%) and Northgate Minerals Corporation (50%). Northgate is earning an additional 10% in the property;

•

Wernecke Breccia Property located in the Mayo Mining District of the Yukon Territory, approximately 180 kilometers northeast of Mayo, Yukon. The property is a joint venture with Fronteer Development Group Inc. who owns 80% of the property;

•

Rimfire Alaska Properties located in the Goodpaster Mining District, Alaska, 65 kilometers northeast of Delta Junction, Alaska. Rubicon Minerals Corporation has an option to earn 60% of these properties;

•

Uncle Sam project located in the Goodpaster District of Alaska;

•

Colorback/Hilltop project located 13 km from the Pipeline gold deposit on the Cortez Trend in Nevada;

•

San Juan property located in New Mexico on an extension of the Arizona Porphyry Belt;

•

Mexico Projects comprise a group of 21 individual properties in Sonora State, 13 of which are a joint venture with Azure Minerals. There a four individual properties in Sinaloa State;

•

Barmedman, Walmer, and Springfield properties located in the Lachlan Fold Belt, New South Wales Australia. Inmet Mining (Australia) Ltd. has an option to earn a  60% interest in the Barmedman property; and

•

Victoria Goldfields properties located in the Stawell Corridor, Victoria, Australia. Rimfire is earning a 50% interest in these properties from Northgate Minerals Corporation.

Directors and Officers of the Combined Company

Officers

Kiska will be led by the current Rimfire management team, including Jason Weber as President and Chief Executive Officer, David Caulfield as Director, Business Development, Dorothy Miller as Chief Financial Officer and Mark Baknes as Vice President, Exploration.  Darren Holden, who is currently the Chief Operating Officer of Geoinformatics, will become the Chief Operating Officer of Kiska.

Directors

The board of directors of Kiska will be co-chaired by David Caulfield, the current executive Chair of the board of directors of Rimfire, and John Kanellitsas, the current non-executive Chair of the board of directors of Geoinformatics.  The board of directors of Kiska will consist of seven members, five existing Rimfire directors and two existing Geoinformatics directors, as follows: Jason Weber, David Caulfield, Bipin Ghelani, William G. Schur, Mark T.H. Selby, Rosie Moore and John Kanellitsas.

Additional Information Regarding Directors and Officers

Jason Weber

Port Coquitlam, BC

Jason S. Weber holds a B.Sc. in geology and is a registered professional geoscientist. Mr. Weber was appointed President and Chief Executive Officer of Rimfire on December 1, 2007 after serving as Manager, Corporate Communications for Rimfire since December 1999. Prior to employment with Rimfire, Mr. Weber was an exploration geologist working in Central and North America.

David Caulfield

Quadra Island, BC

David A. Caulfield holds a B.Sc. in geology and is a registered professional geoscientist. Mr. Caulfield has been a principal of Equity Exploration Consultants Ltd., a Vancouver, British Columbia based private mineral resource consulting firm, since 1987. Mr. Caulfield is a Director of Geoscience BC, a not-for-profit organization providing public-private partnerships for geoscience activities in British Columbia. Mr. Caulfield was Chief Executive Officer for Rimfire from 1998 until December 2007.

Bipin Ghelani

Richmond, BC

Bipin Ghelani has been a Chartered Accountant since 1972, having completed his education in London England. Mr. Ghelani has managed his own accounting firm since 1988. Prior to that, he held senior positions with several international accounting firms including Deloitte & Touche and PricewaterhouseCoopers.

William G. Schur

Highland Park, IL

William G. (Bill) Schur earned an A.B. degree from Dartmouth College in 1972, with a major in Government followed by a J.D. from Cornell University. He was admitted to the Bar in Illinois and the United States District Court for the Northern District of Illinois in 1975 and the United States Court of Appeals for the Seventh Circuit in 1978. He is also a member of the Trial Bar of the United States District Court for the Northern District of Illinois. Mr. Schur currently has a law practice in the city of Chicago, Illinois.

Mark T.H. Selby

Toronto, ON

Mark T.H. Selby holds a B.Comm. (Hons.) degree and is currently Vice President, Business Planning and Market Research for Quadra Mining Ltd. Mr. Selby founded Selby & Co in 2006 to provide consulting advice to mining companies and investors on the outlook base metals and resource equity valuation. His prior positions include Assistant Vice-President, Strategic Planning & Business Development (2005-2007) and Director, Market Research (2001-2004) with Inco Limited and was Principal at Mercer Management Consulting (1994-2001).

John Kanellitsas

Sun Valley, ID

Mr. Kanellitsas currently serves as a partner and has been the Chief Operating Officer of GRP since its formation in 2004.  He joined Sun Valley Gold, LLC in 2002 where he was the Chief Operating Officer and was involved in the launch of GRP in 2004. From 1990 until 1999, Mr. Kanellitsas was employed by Morgan Stanley & Co. in New York and San Francisco, where he was an Executive Director and Principal in the Equity Capital Markets Department and the Institutional Equity Division.  Prior to joining Morgan Stanley, Mr. Kanellitsas was an Associate in the Corporate Finance Department at Drexel Burnham Lambert.  Mr. Kanellitsas has a Masters of Business Administration from University of California at Los Angeles and a BS degree in Mechanical Engineering from Michigan State University.

Rosie Moore

West Vancouver, BC

Ms. Moore currently serves as the Interim Chief Executive Officer of the Corporation.  She was appointed to this position in December 2008.  In addition, Ms. Moore currently is and has been a senior research analyst for GRP since early 2006. Her career in global mining and metals exploration spans over 22 years, initially as a geologist on projects in the Americas but with increasing roles in corporate management (Diamond Fields Resources, Pan American Silver, Bear Creek Mining) and investment/capital markets (Yorkton Securities, GRP) in the past 15 years.  Ms. Moore graduated with her Bachelor of Science and Master of Science degrees in Geology from Kent State University.

Mark E. Baknes, P.Geo, Vice President, Exploration

Duncan, BC

Mr. Baknes holds a B.Sc. and M.Sc. in geology and is a registered professional geoscientist. Mr. Baknes was a geologist with Equity Exploration Consultants Ltd., a Vancouver, British Columbia based private mineral resource consulting firm, from 1993 until 2003, when he commenced working full-time for Rimfire as Vice-President, Exploration. Prior to joining Equity, Mr. Baknes worked as a project geologist with Atna Resources Ltd. and Kennecott Canada Exploration Inc.

Darren Holden, MAusIMM, Chief Operating Officer

Port Moody, BC

Mr. Holden holds a BSc(Hons) degree from The University of Western Australia and is a Member of the Australasian Institute of Mining and Metallurgy (MAusIMM). Mr. Holden has 15 years experience as a geologist and has worked in both mining and exploration environments on projects from around the world. Mr. Holden is a leader in the implementation of advanced technologies for mineral exploration and discovery. Mr. Holden has worked for WMC Resources and Western Metals NL and was a Senior Consultant with Fractal Geoscience. Mr. Holden has been with Geoinformatics since its inception in 2002 and has held the roles of Vice President and Chief Operating Officer.

Dorothy G. Miller CGA, Chief Financial Officer

North Vancouver, BC

Ms. Miller holds a Certified General Accountant designation and a Bachelor of Home Economics degree. As of April 2006, Ms. Miller is employed directly Rimfire. She was previously employed by Equity Exploration Consultants Ltd. from 1999 to 2006 while under contract with Rimfire. Previous administrative experience includes positions with Weldwood of Canada Ltd. (1995-1997), Gibraltar Mines Ltd. (1994) and Clark County School district in Nevada (1991-1994.)

Capital Structure

Kiska will have an unlimited number of common shares authorized for issuance. Upon completion of the Arrangement it is anticipated that there will be approximately 47,600,584 common shares issued and outstanding in the capital of Kiska.

There will be 1,905,300 Converted Geoinformatics Options (former Rimfire Options) at a weighted average exercise price of $1.56 and 1,924,017 Geoinformatics Options (existing after taking into effect the Geoinformatics Share Consolidation) at a weighted average exercise price of $0.77. On a fully diluted basis, Kiska would have 51,429,901 common shares outstanding.

Risk Factors

Risks Related to the Arrangement

Satisfaction of Condition Precedents

In addition, the completion of the Acquisition is subject to a number of conditions precedent, certain of which are outside the control of Geoinformatics and Rimfire, including the Geoinformatics Shareholders approving the Acquisition on behalf of Geoinformatics and Rimfire Shareholders approving the Arrangement on behalf of Rimfire, and required regulatory approvals being obtained.  There is no certainty, nor can Geoinformatics provide any assurance, that these conditions will be satisfied.  If for any reason the Acquisition is not completed, the market price of Geoinformatics Shares may be adversely affected.  Moreover, if the Acquisition Agreement is terminated, there is no assurance that the Geoinformatics Board will be able to find another similar transaction in which to enter.

The Acquisition Agreement May be Terminated

Each of Geoinformatics and Rimfire has the right to terminate the Acquisition Agreement in certain circumstances.  Accordingly, there is no certainty, nor can either of Geoinformatics or Rimfire provide any assurance, that the Acquisition Agreement will not be terminated by either Geoinformatics or Rimfire before the completion of the Acquisition.  For example, Geoinformatics has the right, in certain circumstances, to terminate the Acquisition Agreement if changes occur that, in the aggregate, have a Material Adverse Effect on Rimfire.  Although a Material Adverse Effect on Rimfire excludes certain events that are beyond the control of Rimfire, there is no assurance that a change having a Material Adverse Effect on Rimfire will not occur before the Effective Date, in which case Geoinformatics could elect to terminate the Acquisition Agreement and the Acquisition would not proceed.

In addition, certain costs related to the Acquisition, such as legal, accounting and certain financial advisor fees, must be paid by Geoinformatics and Rimfire even if the Acquisition is not completed.  If the Acquisition is not completed, Geoinforamtics may also be required to pay Rimfire the Termination Fee.  See “Particulars of Matters to be Acted Upon – 5. The Acquisition – The Acquisition Agreement – Termination Fee”.

Dilutive Effect

The issue of Geoinformatics Shares to Rimfire Shareholders pursuant to the Acquiistion Agreement if the Acquiistion is completed will have a dilutive effect on the ownership interest of Geoinformatics’ current shareholders.

Consents and Approvals

Completion of the Acquisition is conditional upon receiving certain Court and regulatory approvals.  A substantial delay in obtaining satisfactory approvals or the imposition of unfavourable terms or conditions in the regulatory approvals could adversely affect the business, financial condition or results of operations of Geoinformatics or the Combined Company.

Rimfire Dissent Rights

Rimfire Shareholders have the right to exercise certain dissent rights and demand payment of the fair value of their Rimfire Shares in cash in connection with the Arrangement.  If dissent rights are exercised in respect of a significant number of Rimfire Shares, a substantial cash payment may be required to be made to such Rimfire Shareholders that could have an adverse effect on the Combined Company’s financial condition and cash resources if the Acquisition is completed.

Risk Factors Relating to Geoinformatics

Additional risk factors with respect to Geoinformatics are set out Appendix A, “Information About Geoinformatics”.

Risk Factors Relating to the Operations of Kiska ( the Combined Company)

Kiska is engaged in the business of early stage mineral exploration and mine development. Kiska holds no interests in any producing mines or commercial ore deposits.  Kiska is subject to many of the material risks customarily encountered by early stage exploration and mine development companies. Additional risks are included which are specific to the operations and business plan of Kiska.  Additional risk factors are set out under “Information Concerning Geoinformatics- Risk Factors” included in Appendix A to this Information Circular and in the Rimfire AIF

Specific Corporate Risks

Global Equity Market Reduction and Shareholder Dilution

Kiska finances most of the operations through the sale of common shares. In the current economic climate, financing might have to be carried out at a lower price per share than was the case in recent years. This would result in significant dilution for current shareholders. Kiska raises working capital funds primarily through the sale of its common shares from treasury. An investor’s proportional interest in Kiska will decrease over time as additional common shares are issued.

Employment Contracts/Reliance Upon Officers

Kiska is largely dependent upon the personal efforts and abilities of its corporate officers. The loss or unavailability to Kiska of these individuals may have a materially adverse effect upon Kiska’s business. Investors will be relying on management’s judgment with respect to the operation of Kiska.  Kiska does not presently have “key person” life insurance on the lives of any of its officers.

Conflict of Interest

Certain of the directors of Kiska are also directors and officers of other corporations engaged in the business of mineral exploration and mine development.  It is possible that a conflict of interest may arise between their duties as a director of Kiska and their duties as a director or officer of other corporations.  All such conflicts of interest must be disclosed by a director under the YBCA and a director must act in the best interest of both corporations.  A director in such a conflict of interest position must abstain from voting on all resolutions with respect to the two competing corporations.

General Exploration and Mining Risks

Stage of Development

Kiska has no production revenue. It does not have an operating history upon which investors may rely.  Moreover, Kiska has no economically defined reserves or resources on any of the properties at this time. The indicated and inferred resources estimated for the Whistler Property have not been proven to be economically viable for extraction and processing.  Substantial development work will be required to upgrade these resources to proven or probably reserves with an economic value. There is no certainty that this will ever be accomplished.

Capital Expenditures; Need for Future Financing

Kiska has limited financial resources. Sufficient funding for future exploration and development of its properties or to fulfill its obligations under current agreements may not be available when and as required. Failure to obtain such future financing will result in delay or indefinite postponement of further exploration and development of its projects. Failure to obtain such future financing will also result in default under certain of the current agreements and Kiska will forfeit its interest in such properties

Commercial development of any of Kiska’s properties will only occur if sufficient quantities of minerals with a sufficient average grade are discovered. If a mineral discovery is made, substantial financial resources will be required to establish ore reserves, develop metallurgical processes to extract metal from the ore and develop mining and processing facilities at a given site. If Kiska is unable to finance such development on its own, it will be required to sell all or a portion of its interest in such property to one or more parties capable of financing such development.

Operating Risks

The exploration and, if warranted, development of mining properties is a high-risk industry. Presently, none of Kiska’s properties have a known body of commercial ore. Unusual or unexpected formations, formation pressures, fires, power outages, labor disruptions, flooding, explorations, cave-ins, landslides, and the inability to obtain adequate machinery, equipment or labor are all risks involved in the operation of mines and the conduct of exploration programs.

Permitting and Development Risks

Kiska conducts exploration and intends to continue development in an environmentally sensitive manner with consideration paid to the interests of the local community and groups with specific care of fragile or endangered ecosystems.  Despite this care, there is still a risk that non-governmental organizations might oppose development and delay receipt of necessary permits for continued development.

Unaudited Pro Forma Financial Information

The unaudited pro forma consolidated financial statements of Kiska and accompanying notes are included in Appendix I to this Information Circular.

The following table shows a summary of the unaudited pro forma Consolidated Statement of Operations if the Arrangement had occurred at the beginning of each period.

	Year Ended December 31, 2008	Quarter Ended March 31, 2009
Mineral Property Revenue	$ 1,146,902	$ 25,365
Loss from Operations	(13,442,098)	(1,383,964)
Financing Expense	(3,565,047)	(66,793)
Equity in Losses of Associated Companies	(916,181)	(98,268)
Foreign exchange gain (loss)	(3,048,785)	(113,585)
Other investment transactions	688,027	(203,913)
Recovery of income taxes	1,041,685	696
Net Loss	(19,242,399)	(1,865,827)
Per Share	(0.62)	(0.04)
Weighted average number of shares outstanding	31,197,238	47,600,584

The following table shows a summary of the unaudited pro forma Consolidated Balance Sheets at March 31, 2009 if the Arrangement had occurred upon the date of the signing of the letter agreement. Final pro forma statements to be included in future financial statements could vary depending on the fair value of the assets acquired on the Effective Date of the transaction.

March 31, 2009
Current Assets	7,299,300
Mineral Property Interests	6,771,311
Other Assets	1,263,090
Total Assets	15,333,701
Current Liabilities	1,318,971
Long-Term Liabilities	1,047,675
Shareholders’ Equity	12,967,055

Stock Exchange Listing

Upon the completion of the Arrangement, the common shares of Kiska are expected to trade on the TSX-V under the trading symbol “KSK”.  The Rimfire Shares are expected to be delisted from the TSX-V as soon as practicable following the Effective Date.  Rimfire will seek to be deemed to have ceased to be a reporting issuer (or the equivalent) under applicable Canadian Securities Laws.

Auditor

The auditor for Kiska will be McGovern, Hurley, Cunningham, LLP, Chartered Accountants, located at their principal office in Toronto, Ontario.  McGovern, Hurley, Cunningham, LLP, are independent in accordance with the Rules of Professional Conduct of the Institute of Chartered Accountants.

Registrar and Transfer Agent

The transfer agent and registrar of Kiska’s common shares is Computershare Investor Services, 510 Burrard Street, 2nd Floor, Vancouver, BC V6C 3B9.

APPENDIX C

COMPARISON OF SHAREHOLDER RIGHTS UNDER THE BCBCA AND YBCA

The following is a summary comparison of certain of the current rights of Shareholders under the BCBCA and the rights that they will have as holders of Geoinformatics Shares under the YBCA.  The statements in this section are qualified in their entirety by reference to, and are subject to, the detailed provisions of the BCBCA, the YBCA, Rimfire’s constating documents including its notice of articles and articles and Geoinformatics’ constating documents including its articles and by-laws, copies of which can be obtained from the companies.

The following is a comparison of certain more specific aspects of the YBCA and the BCBCA. This comparison is not intended to be, nor should it be construed to be, legal advice.  This summary is not meant to be exhaustive and reference should be made to the complete text of the YBCA and the BCBCA.  It is strongly recommended that each Shareholder consult with his or her legal advisors as to the nature and affect of the Arrangement and resulting change in corporate jurisdiction.

Fundamental Corporate Changes

Generally, under the BCBCA, a company must not alter its notice of articles or articles unless it is authorized to do so: (a) by the type of resolution specified in the BCBCA; (b) if the BCBCA does not specify a type of resolution, then by the type of resolution specified in the company’s articles; or (c) if neither the BCBCA nor the articles specify the type of resolution, then by a special resolution.  Under the BCBCA and unless otherwise provided in a company’s articles, a “special resolution” usually refers to a majority of at least two-thirds (⅔) of the votes cast on the resolution and an “ordinary resolution” refers to a simple majority of the votes cast on the resolution.  The current articles of Rimfire reflect that a special resolution must be passed by at least two-thirds (⅔) of the votes cast on the resolution.

The BCBCA permits a company to effect these capital alterations by the type of resolution that is specified in the company’s articles or, if not so specified, by special resolution.  The current articles of Rimfire provide that Rimfire may, subject to the BCBCA, alter its and share structure in the following manner: (a) by ordinary resolution, to (i) create one or more classes or series of shares or, if none of the shares of a class or series of shares are allotted or issued, eliminate that class or series of shares; (ii) increase, reduce or eliminate the maximum number of shares that Rimfire is authorized to issue of any class or series of shares or establish a maximum number of shares that Rimfire is authorized to issue out of any class or series of shares for which no maximum is established; (iii) subdivide or consolidate any of its unissued, or fully paid issued, shares; (iv) if Rimfire is authorized to issue shares of a class of shares with par value: (A) decrease the par value of those shares, or (B) if none of the shares of that class of shares are allotted or issued, increase the par value of those shares; (v) change all or any of its unissued, or fully paid issued, shares with par value into shares without par value or any of its unissued shares without par value into shares with par value; or (vi) alter the identifying name of any of its shares; and (b) by ordinary resolution or by special resolution otherwise alter its shares or authorized share structure when required or permitted to do so by the BCBCA.

Under the YBCA, the articles of a company may only be amended by a special resolution, and most fundamental corporate changes may only be effected by a special resolution.  Under the YBCA, a “special resolution” usually refers to a resolution passed by a majority of not less than two-thirds (⅔) of the votes cast by the shareholders who voted in respect of that resolution and an “ordinary resolution” refers to a resolution passed by a simple majority of the votes cast by the shareholders who voted in respect of that resolution.

The YBCA requires a special resolution in order to: (a) change a company’s name; (b) add, change or remove any restriction on the business or businesses that the company may carry on; (c) change the maximum number of shares that a company is authorized to issue; (d) create new classes of shares; (e) change the designation of all or any of a company’s shares and add, change or remove any rights, privileges, restrictions and conditions, including rights to accrued dividends, in respect of all or any of its shares, whether issued or unissued; (f) change the shares of any class or series, whether issued or unissued, into a different number of shares of the same class or series or into the same or a different number of shares of other classes or series; (g) divide a class of shares, whether issued or unissued, into series and establish the number of shares in each series and the rights, privileges, restrictions and conditions of that series; (h) authorize the directors to divide any class of unissued shares into series and establish the number of shares in each series and the rights, privileges, restrictions and conditions of that series; (i) authorize the directors to change the rights, privileges, restrictions and conditions attached to unissued shares of any series; (j) revoke, diminish or enlarge any authority conferred under paragraphs (h) and (i); (k) increase or decrease the number of directors or the minimum or maximum number of directors; (l) add, change or remove restrictions on the transfer of shares; or (m) add, change or remove any other provision permitted by the YBCA to be set out in the articles.

Alteration of Special Rights and Restrictions of Shares

Under the BCBCA, a company may create, alter, vary or delete special rights and restrictions attaching to any class or series of shares (whether issued or unissued) by the type of shareholders’ resolution specified in the company’s articles (i.e. an ordinary resolution, a special resolution or an “exceptional resolution” requiring a higher majority than a special resolution).  If no shareholders’ resolution is specified, then such changes may only be effected by a special resolution.  Authority may also be granted in a company’s articles to permit the directors to create or alter the rights and restrictions of any unissued shares of any series.  The articles of Rimfire provide that, subject to the BCBCA, Rimfire may, by ordinary resolution, create special rights or restrictions for, and attach those special rights or restrictions to, or vary or delete any special rights or restrictions attached to, the shares of any class or series of shares whether or not any or all of those shares have been issued.

Under the YBCA, a company may add, change or remove rights and restrictions of any class or series of shares (whether issued or unissued) only by special resolution (although authority may be granted in a company’s articles to permit the directors to change the rights and restrictions of any unissued shares of any series).

Change of Name

Under the BCBCA, a company is permitted to change its name by the type of resolution that is specified in the company’s articles or, if not so specified, by special resolution.  The current articles of Rimfire provide that the name of the company may be changed by a resolution of the directors or by ordinary resolution.  Under the YBCA, a company may only effect a name change by special resolution.

Authorized Share Capital

The authorized capital of Rimfire consists of an unlimited number of common shares without par value.  The authorized capital of Geoinformatics consists of an unlimited number of common shares without par value.

As holders of Geoinformatics Shares, Shareholders will be entitled to receive notice of any meeting of the holders of Geoinformatics Shares and to attend and vote thereat.  Each Geoinformatics Share entitles the holder to one vote a meeting, to receive dividends as and when declared by the board of directors of Geoinformatics and to receive a pro rata share of the remaining properties and assets of Geoinformatics distributable to holders of Geoinformatics Shares upon any liquidation, dissolution or winding up of Geoinformatics.

Shareholders Meetings

Place of Meetings

The BCBCA requires that every general meeting of shareholders of a company must be held in British Columbia or may be held at a location outside of British Columbia if: (a) the articles of the company provide for such location; (b) the articles of the company do not restrict the company from approving a location outside British Columbia, and such location is approved by the resolution required by the articles for that purpose or, if the articles do not so specify, by an ordinary resolution; or (c) such location is approved by the Registrar of Companies before the meeting is held.

The YBCA provides that shareholders’ meetings shall be held at the place in the Yukon provided in the by-laws or, in the absence of such provision, at the place in the Yukon that the directors determine. Shareholders meetings may be held at outside the Yukon if all the shareholders entitled to vote at such meeting agree or at one or more places outside the Yukon so long as such places are specified in the company’s articles.

Quorum for Shareholders Meetings

Under the BCBCA, the quorum is the quorum established by the articles or if no quorum is established, it is two shareholders entitled to vote at the meeting whether present in person or represented by proxy, unless the articles of the company provide otherwise.

Under the YBCA, a quorum for a shareholders meeting is the majority of the shares entitled to vote at the meeting represented in person or by proxy, unless the by-laws of the company provide otherwise.

Shareholder Proposals

The BCBCA provides that shareholder proposals must be signed by “qualified shareholders” who, in the aggregate, hold shares that: (a) comprise of at least 1% of the issued shares of the company that carry the right to vote at general meetings; or (b) have a fair market value in excess of $2,000. A “qualified shareholder” is any registered or beneficial owner of shares carrying the right to vote at general meetings, and who has held such shares for an uninterrupted period of at least two years prior to the date of signing the proposal, but does not include any person who, within two years before the date of the signing of the proposal, failed to present (in person or by proxy) at an annual general meeting an earlier proposal of which that person was a submitter and in response to which the company has complied with certain procedural obligations.

The YBCA provides that any shareholder who is entitled to vote at an annual meeting may submit to the company a notice of any matter that the shareholder proposes to raise at the meeting and be entitled to discuss such matters at the meeting; however, the company’s obligation to set out such proposal in any management proxy circular or to include a statement of the proposal by the submitting shareholder in the management circular is circumscribed by various situations delineated in the YBCA.  Also, the language used in the YBCA shareholder proposal provisions has been construed by the court as permitting only registered shareholders of a company (and not beneficial shareholders) to make shareholder proposals.  A proposal may include nominations for the election of directors if the proposal is signed by one or more holders of shares representing in the aggregate not less than 5% of the shares entitled to be voted at the meeting.

Directors and Officers

Number of Directors; Residency of Directors

The BCBCA provides that a public company must have a minimum of three directors.  The YBCA requires a “distributing corporation” to have at least three directors, at least two of whom are not officers or employees of the company or its affiliates.  Neither the YBCA nor the BCBCA impose any residency requirements on directors.

Term of Directors

The BCBCA does not expressly limit the length of the term for which a director may be elected but provides that directors shall be elected or appointed in accordance with the BCBCA and the articles of a company.  Under the YBCA, directors are elected for terms expiring at the next annual general meeting of shareholders, unless the articles or an unanimous shareholder agreement provide for a longer term (not exceeding three years).

Removal of Directors

Under the BCBCA, a director may be removed by special resolution or by some other method or resolution as specified in the articles of a company.  The articles of Rimfire specify that a director may be removed by a special resolution.  Under the YBCA, a director may be removed by an ordinary resolution at a special meeting of the shareholders.

Dissent Rights

Under the BCBCA, shareholders who dissent to certain actions being taken by a company may exercise a right of dissent and require the company to purchase the shares held by such shareholder at the fair value of such shares.  The dissent right is applicable where the company proposes to pass: (a) a resolution to alter the articles to alter restrictions on the powers of the company or on the business it is permitted to carry on; (b) a resolution to adopt an amalgamation agreement; (c) a resolution to approve an amalgamation into a foreign jurisdiction; (d) a resolution to approve an arrangement, the terms of which arrangement permit dissent; (e) a resolution to authorize or ratify the sale, lease or other disposition of all or substantially all of the company's undertaking; (f) a resolution to authorize the continuation of the company into a jurisdiction other than British Columbia; (g) any other resolution, if dissent is authorized by the resolution; or where any court order permits dissent.

Under the YBCA, a holder of shares of any class of a company may exercise dissent rights in certain circumstances, such as if the company resolves to (a) amend its articles to add, change or remove any provisions restricting or constraining the issue or transfer of shares of that class; (b) amend its articles under to add, change or remove any restrictions on the business or businesses that the company may carry on; (c) amalgamate with another corporation, other than under certain specified sections of the YBCA; (d) be continued under the laws of another jurisdiction; or (e) sell, lease or exchange all or substantially all its property.

Oppression Remedies

Under the BCBCA, a shareholder of a company has the right to apply to the court on the grounds that: (a) the affairs of the company are being or have been conducted, or that the powers of the directors are being or have been exercised, in a manner oppressive to one or more of the shareholders, including the applicant; or (b) some act of the company has been done or is threatened, or that some resolution of the shareholders or of the shareholders holding shares of a class or series of shares has been passed or is proposed, that is unfairly prejudicial to one or more of the shareholders, including the applicant.

On such an application, the court may make such order as it sees fit including an order to prohibit any act proposed by the company or an order to vary or set aside any transaction or resolution. For the purposes of the oppression remedy provisions, “shareholder” includes a beneficial owner of a company’s shares and any other person whom the court considers to be an appropriate person to make an application for an oppression remedy.

The YBCA contains rights that are broader in that they are available to a larger class of complainants. Under the YBCA, a director, officer or security holder (whether the security is legally or beneficially owned) or a former director, officer or security holder (whether the security is legally or beneficially owned) of a company or any of its affiliates, or any other person who, in the discretion of a court, is a proper person to seek an oppression remedy may apply to the court for an order to rectify the matters complained of where, in respect of a company or any of its affiliates, any act or omission of the company or its affiliates effects a result, or the business or affairs of the company or its affiliates are or have been carried on or conducted in a manner, or the powers of the directors of the company or any of its affiliates are or have been exercised in a manner, that is oppressive or unfairly prejudicial to, or that unfairly disregards the interest of, any security holder, creditor, director or officer.

Shareholder Derivative Actions

Under the BCBCA, a director or a shareholder of a company may, with leave of the court, bring an action in the name and on behalf of the company to enforce a right, duty or obligation owed to the company that could be enforced by the company itself, or to obtain damages for any breach of such right, duty or obligation. (For the purposes of these provisions, “shareholder” has the same meaning as set forth in the provisions dealing with oppression remedies under the BCBCA discussed above.)  There is a similar right of a shareholder or director, with leave of the court, and in the name and on behalf of the company, to defend an action brought against the company. The court will grant leave for an application to commence a derivative action if (a) the complainant has made reasonable efforts to cause the directors of the company to prosecute or defend the legal proceeding; (b) notice of the application for leave has been given to the company and to any other person the court may order; (c) the complainant is acting in good faith; and (d) it appears to the court that it is in the best interests of the company for the legal proceeding to be prosecuted or defended.

The YBCA contains similar provisions for derivative actions but the right to bring a derivative action is available to a broader group — the right under the YBCA extends to directors, officers or security holders (whether the security is legally or beneficially owned) and former directors, officers or security holders (whether the security is legally or beneficially owned) of a company or any of its affiliates, or any other person who, in the discretion of a court, is a proper person to bring a derivative action. Also, the YBCA permits a complainant to commence an action in the name of a subsidiary of the company.

APPENDIX D

FAIRNESS OPINION

June 22, 2009

Board of Directors

Rimfire Minerals Corporation

650 West Georgia Street

Vancouver, British Columbia

V6B 4N9

To: Board of Directors of Rimfire Minerals Corporation

Research Capital Corporation (“Research Capital”) understands that Rimfire Minerals Corporation (“Rimfire” or the “Company”) and Geoinformatics Exploration Inc. (“Geoinformatics”) have executed a definitive agreement dated June 11, 2009 (the “Agreement”), whereby Geoinformatics and Rimfire will enter into a business combination  by means of a plan of arrangement pursuant to Section 288 of the Business Corporations Act (British Columbia) and, upon completion of the business combination (the “Transaction”), Rimfire will be a wholly-owned subsidiary of Geoinformatics and will continue to carry out the business of Rimfire.

Research Capital understands that pursuant to the Agreement each Rimfire common share will be exchangeable for 0.87 Geoinformatics common shares (the “Share Exchange Ratio”), after giving effect to a share consolidation by Geoinformatics whereby three old Geoinformatics common shares will be consolidated into one new Geoinformatics common share (the “Share Consolidation”) which is a condition precedent to the completion of the Transaction. Based  on the number of common shares of Rimfire and common shares of Geoinformatics outstanding as at May 25, 2009, upon closing of the Transaction Geoinformatics will issue an aggregate of approximately 22,365,308 Geoinformatics common shares to Rimfire shareholders, representing approximately 47% of the 47,600,584 outstanding Geoinformatics common shares following closing of the Transaction..

It is our understanding that the final terms and conditions of the Transaction will be described in a management information circular (the “Circular”) of Rimfire to be mailed to all of Rimfire’s shareholders. As we understand it, completion of the Transaction is subject to a number of conditions, including, but not limited to, the receipt of all required approvals, including approval of the TSX Venture Exchange and Rimfire shareholders at a meeting scheduled for July 30, 2009. Research Capital has assumed that all of the terms and conditions required to implement the Transaction will be satisfied, and that the Transaction will be completed as described in the Agreement without material variation in the terms and conditions.

ENGAGEMENT OF RESEARCH CAPITAL

Research Capital was engaged as the Company’s financial advisor pursuant to a letter agreement (the “Engagement Agreement”) dated December 23, 2008 and including an addendum to the Engagement Agreement (the “Addendum”) dated April 28, 2009.  Research Capital was first contacted regarding the Transaction on April 15, 2009.  The terms of the Addendum provide that Research Capital will receive fees for services provided to the Company, including a success fee if the Transaction is completed. In addition, Research Capital is to be reimbursed for reasonable out-of-pocket expenses and Research Capital and its directors, officers and employees are to be indemnified by the Company from and against certain liabilities which may be incurred in connection with the provision of its services.  The Engagement Agreement and Addendum contemplated that Research Capital would, if requested by the Company, provide and deliver to the board of directors of the Company (the “Board”) its opinion as to the fairness, from a financial point of view, of the consideration to be received by Rimfire’s shareholders pursuant to the Transaction (this “Fairness Opinion”).

Reasearch Capital Corporation

Management of Rimfire has advised Research Capital that Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions does not apply to the Transaction and, accordingly, a formal valuation or other opinion of an independent valuator is not required in respect of the Transaction.  Research Capital has not been asked to prepare, and has not prepared, a formal valuation of Rimfire or of Geoinformatics, or any of their respective securities or assets, and this Fairness Opinion should not be construed as any such valuation.

This Fairness Opinion is provided to the Board solely to assist the Board in discharging its fiduciary obligations to the shareholders of Rimfire. Research Capital has received no instructions from Rimfire in connection with the conclusions reached in this Fairness Opinion.

CREDENTIALS OF RESEARCH CAPITAL

Research Capital is a licensed and registered Canadian investment dealer providing investment research, equity sales and trading, and investment banking services to a broad range of institutions and companies. Research Capital has participated in a significant number of transactions involving public and private companies, including those in the mining sector, and has extensive experience in preparing fairness opinions.

The opinion expressed herein represents the opinion of Research Capital and the form and content herein have been approved for release by a committee of senior directors of Research Capital, the members of which are experienced in merger, acquisition, divestiture, valuation, fairness opinion and other capital markets matters.

RELATIONSHIPS WITH INTERESTED PARTIES

None of Research Capital, its associates or affiliates, is an insider, associate or affiliate (as those terms are defined in the Securities Act (Ontario)), or holds any securities of the Company or any of its associates or affiliates.  Research Capital is not an advisor to any person or company other than to the Company with respect to the Transaction.  Other than pursuant to the Engagement Agreement and the Addendum, Research Capital has not previously provided any financial advisory services to the Company or any of their respective associates or affiliates for which it has received compensation in the past 12 months.

Other than the Engagement Agreement, there are no understandings, agreements, or commitments between Research Capital and the Company.  Research Capital may, however, in the ordinary course of its business, provide financial advisory or investment banking services to the Company from time to time. In addition, in the ordinary course of its business, Research Capital may actively trade common shares and other securities of the Company for its own account and for its client accounts and, accordingly, may at any time hold a long or short position in such securities.  Research Capital conducts research on securities and may, in the ordinary course of its business, provide research reports and investment advice to its clients on investment matters, including with respect to the Company or the Transaction.

SCOPE OF REVIEW

In connection with this Fairness Opinion, Research Capital has reviewed and relied upon, among other things, the following:

1.

certain public filings submitted by Rimfire to securities commissions or similar regulatory authorities in Canada, which are available on the System for Electronic Document Analysis and Retrieval (“SEDAR”), including annual reports, management information circulars and interim financial statements;

2.

certain public filings submitted by Geoinformatics to securities commissions or similar regulatory authorities in Canada, which are available on SEDAR, including annual reports, management information circulars and interim financial statements;

Reasearch Capital Corporation

3.

certain non-public agreements entered into by each of Rimfire and Geoinformatics and certain counterparties in the regular course;

4.

recent press releases issued by Rimfire and Geoinformatics through commercial newswires;

5.

the current share price levels, recent share price levels, market capitalization and respective proposed cash positions and proposed liabilities of each of Rimfire and Geoinformatics upon closing of the Transaction;

6.

the financial terms, to the extent they are publicly available, of certain transactions of a nature comparable to the Transaction which Research Capital considered to be relevant;

7.

meetings and discussions Research Capital held with members of Rimfire’s management where the Transaction was discussed as well as the past and current business operations of the Company, the financial condition and expected future prospects of the Company, and certain other matters Research Capital believed necessary or appropriate for the purpose of rendering this Fairness Opinion;

8.

the binding letter of intent dated May 25, 2009 between Rimfire and Geoinformatics  in connection with the Transaction; and

9.

the Agreement.

Research Capital was granted access to the management of each of Rimfire and Geoinformatics and was not, to its knowledge, denied requested information.

This Fairness Opinion has been prepared in accordance with the Disclosure Standards for Formal Valuations and Fairness Opinions of the Investment Industry Regulatory Organization of Canada ("IIROC") but IIROC has not been involved in the preparation or review of this Fairness Opinion.

FAIRNESS ANALYSIS

Research Capital has performed a variety of financial and comparative analyses in connection with the Fairness Opinion as described below. In arriving at this Fairness Opinion, we have weighted each of these analyses based on our experience and judgment.

In assessing the fairness of the Transaction, from a financial point of view, we considered, among other factors, the following items and methodologies relative to Rimfire and Geoinformatics and their peer group:

a)

Resource comparable multiple analysis;

b)

Historical share price trading analysis;

c)

Precedent transactions; and

d)

Other.

Resource Comparable Multiple Analysis

Research Capital evaluated comparable companies to Geoinformatics and Rimfire in terms of Enterprise Value (“EV”) per ounce of gold equivalent resource and applied the mean and median EV per ounce of gold equivalent to obtain a value.  In calculating the multiples, Research Capital incorporated, in addition to spot share prices, volume weighted average prices (“VWAPs”) due to the current equity market volatility.

Reasearch Capital Corporation

Historical Share Price Trading Analysis

Research Capital reviewed the historical stock price of the Company’s and Geoinformatics’ common shares.  Research Capital specifically reviewed the 10-day, 20-day, 30-day, 60-day and 90-day VWAPs of each of the Company and Geoinformatics.

Precedent Transactions

Research Capital reviewed publicly available information on merger and acquisition transactions in the gold sector, and compared these to the Transaction.  The analysis of these precedent transactions is not purely mathematical, but involves considerations and judgments concerning, among other things, differences in the comparable transactions, company-specific risk factors such as grade and tonnage of resource, share performance preceding each transaction announcement, and prevailing economic and market conditions, including but not limited to the gold price.

Other

Research Capital considered the potential synergies associated with combining the exploration programs at the Company and Geoinformatics.  Research Capital considered the benefit of combining the experience of the Company’s team with the Geoinformatics team.

ASSUMPTIONS AND LIMITATIONS

With the approval of the Board and as is provided for in the Engagement Agreement and Addendum, Research Capital has relied upon the completeness, accuracy and fair presentation of all of the financial and other information, data, advice, opinions and representations obtained by it from publicly-available sources and from the Company’s officers and directors (collectively, the “Information”). This Fairness Opinion is conditional upon the completeness, accuracy and fair presentation of such Information. Subject to the exercise of professional judgment and except as expressly described herein, Research Capital has not attempted to independently verify or investigate the completeness, accuracy or fair presentation of any of the Information. In addition, Research Capital has assumed that the Transaction will be consummated in accordance with the terms set forth in the Agreement.

The Company has represented to Research Capital in a certificate signed by one of its senior officers delivered as of the date of this Fairness Opinion, among other things, that:

a)

the Information and other material (financial and otherwise) provided orally by, or in the presence of, an officer of the Company or in writing by the Company, or its agents to Research Capital relating to the Company, Geoinformatics or any of their respective subsidiaries or the Transaction for the purpose of preparing this Fairness Opinion was, at the date such Information was provided to Research Capital, and is, complete, true and correct in all material respects, and did not and does not contain any untrue statement of a material fact in respect of the Company, Geoinformatics, their respective subsidiaries or the Transaction and did not and does not omit to state a material fact in respect of the Company, Geoinformatics, their respective subsidiaries or the Transaction necessary to make such Information not misleading in light of the circumstances under which it was made or provided;

b)

since the dates on which Information was provided to Research Capital by the Company, except as disclosed in writing to Research Capital or in a public filing with securities regulatory authorities, there has been no material change, financial or otherwise, in the financial condition, assets, liabilities (contingent or otherwise), business, operations or prospects of the Company, Geoinformatics or any of their respective subsidiaries and no material change has occurred which would have or which would reasonably be expected to have a material effect on this Fairness Opinion;

Reasearch Capital Corporation

c)

to the best of the Company’s knowledge, information and belief after due inquiry, there are no independent appraisals or valuations or material non-independent appraisals or valuations relating to the Company, Geoinformatics or any of their respective subsidiaries or any of their respective material assets or liabilities which have been prepared as of a date within the two years preceding the date hereof; and

d)

since the dates on which the Information was provided to Research Capital by the Company, no material transaction has been entered into by the Company, Geoinformatics or any of their respective subsidiaries or contemplated by the Company, Geoinformatics or any of their respective affiliates except for transactions that have been disclosed to Research Capital or generally disclosed.

In accordance with the terms of the Engagement Agreement and the Addendum, but subject to the exercise of professional judgment, Research Capital has not conducted any independent investigation to verify the completeness or accuracy of such information. With respect to the financial information regarding Geoinformatics and the Company’s respective cash positions and liabilities which form the basis of the analysis, Research Capital has assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of management of the Company and Geoinformatics.  Research Capital has also assumed that all of the representations and warranties contained in the Engagement Agreement are correct as of the date hereof, that the Transaction will be completed substantially in accordance with the Agreement, and that the relevant public disclosures will satisfy all applicable legal requirements.

This Fairness Opinion is rendered on the basis of securities markets, economic, financial and general business conditions prevailing as at the date hereof and the condition and prospects, financial and otherwise, of the Company and its subsidiaries and affiliates, as they were reflected in the Information and as they have been represented to Research Capital in discussions with management of the Company. In its analyses and in preparing this Fairness Opinion, Research Capital has made numerous assumptions with respect to expected industry performance, general business and economic conditions and other matters, many of which are beyond the control of Research Capital or any party involved in the Transaction. Research Capital believes these assumptions are reasonable under the current circumstances; however, actual future results may demonstrate that certain assumptions were incorrect.

Research Capital is an investment dealer and financial advisor only and has relied upon, without independent verification or investigation, the assessment of the Company and its advisors with respect to certain matters, including but not limited to legal, tax, and regulatory matters. Research Capital has not made any independent valuation or appraisal of any specific assets or liabilities of the Company.  Further, in preparing this Fairness Opinion, in addition to the facts and conclusions contained in the Information, Research Capital has assumed, among other things, the validity and efficacy of the procedures being followed to implement the Transaction, and Research Capital does not express an opinion on such procedures. The Transaction is subject to a number of conditions outside the control of Rimfire and Geoinformatics, and Research Capital has assumed all conditions precedent to the completion of the Transaction can be satisfied in due course and all consents, permissions, exemptions or orders of relevant regulatory authorities will be obtained, without adverse conditions or qualification. In rendering this Fairness Opinion, Research Capital does not express a view as to the likelihood that the conditions with respect to the Transaction will be satisfied or waived or that the Transaction will be implemented within the time frame indicated in the Agreement.

This Fairness Opinion has been provided for the exclusive use of the Board in connection with the Transaction. This Fairness Opinion may not be used by any person or relied upon by any person other than the Board and may not be used or relied upon by the Board for any purpose other than the purpose hereinbefore stated, without the express prior written consent of Research Capital. Research Capital hereby consents to the reference to Research Capital and the description, reference and inclusion of this Fairness Opinion in the Circular; subject to Research Capital’s prior review and approval thereof.

Reasearch Capital Corporation

This Fairness Opinion is limited to the fairness, from a financial point of view, of the Transaction to Rimfire’s shareholders and Research Capital expresses no opinion as to any alternative transaction. Research Capital expresses no opinion as to the fairness of the Transaction relative to the consideration offered under any proposed alternative transaction. This Fairness Opinion does not constitute a recommendation to any shareholder of Rimfire as to how such shareholder should vote with respect to the Transaction. Furthermore, Research Capital has not been asked to address, and this Fairness Opinion does not address, the fairness of the Transaction to the holders of any class of securities of the Company other than the holders of the Company’s common shares.

Research Capital believes that this Fairness Opinion must be considered and reviewed as a whole and that selecting portions of the stated analyses or factors considered by Research Capital, without considering all the stated analyses and factors together, could create a misleading view of the process underlying or the scope of this Fairness Opinion. The preparation of a fairness opinion of this nature is a complex process and is not necessarily amenable to partial analysis or summary description. Any attempt to do so could lead to undue emphasis on any particular factor or analysis.

This Fairness Opinion is given as of the date hereof, and Research Capital disclaims any undertaking or obligation to advise any person of any change in any fact or matter affecting this Fairness Opinion which may come or be brought to Research Capital’s attention after the date hereof. Without limiting the foregoing, in the event that there is any material change (as defined in the Securities Act (Ontario)) in the Company or Geoinformatics, or any change in any material fact (as defined in the Securities Act (Ontario)) affecting this Fairness Opinion after the date hereof, Research Capital reserves the right to change, modify or withdraw this Fairness Opinion.

Research Capital did not, in considering the fairness, from a financial point of view, of the Transaction to the shareholders of Rimfire, assess any tax consequences that any particular shareholder of Rimfire may face as a result of the Transaction.

FAIRNESS CONSIDERATIONS

In considering the fairness, from a financial point of view, of the consideration to be received by Rimfire’s shareholders pursuant to the Transaction, Research Capital considered the following to be of particular importance:

1.

Based on the comparable period trading prices of the Geoinformatics shares and the Rimfire shares and the Share Exchange Ratio, the consideration represents a premium of 33% over the volume weighted average price for Rimfire common shares on the TSX Venture Exchange for the 10 days prior to, and including, May 25, 2009;

2.

Based on a precedent transactions analysis, the 33% premium over the volume weighted average price for Rimfire common shares on the TSX Venture Exchange for the 10 days prior to, and including, May 25, 2009 is consistent with such precedent transactions; and

3.

Based on an analysis of comparable publicly traded companies as at May 25, 2009, the combined entity created upon the completion of the Transaction (the “Combined Entity”) would be trading at a significant discount based on NI 43-101 compliant resource metrics.

No company, transaction or business used in Research Capital's analyses as a comparison is identical to the Transaction, and an evaluation of the results of those analyses is not entirely mathematical. Rather, the analyses involve complex considerations and judgment concerning financial and operating characteristics and other factors that could affect the Transaction, public trading or other values of the companies, business segments or transactions being analyzed.

Reasearch Capital Corporation

FAIRNESS OPINION CONCLUSION

Based on and subject to the foregoing, and such other factors as Research Capital considered relevant, Research Capital is of the opinion that, as at the date hereof, the consideration to be received by Rimfire’s shareholders pursuant to the Transaction is fair, from a financial point of view, to the shareholders of Rimfire.

Yours very truly,

[Signed]

Research Capital Corporation

APPENDIX E

ARRANGEMENT RESOLUTION

SPECIAL RESOLUTION OF THE SHAREHOLDERS

BE IT RESOLVED THAT:

1.

The arrangement (the “Arrangement”) under the provisions of Division 5 of Part 9 of the British Columbia Business Corporations Act (the “BCBCA”) involving Rimfire Minerals Corporation (“Rimfire”), all as more particularly described and set forth in the Management Proxy Circular (the “Circular") of Rimfire dated June 30, 2009, accompanying the notice of this meeting (as the Arrangement may be modified or amended), is hereby authorized, approved and adopted;

2.

The plan of arrangement, as it may be or has been amended (the “Plan of Arrangement”), involving Rimfire and implementing the Arrangement, the full text of which is set out in Appendix “F” to the Circular (as the Plan of Arrangement may be, or may have been, modified or amended), is hereby approved and adopted;

3.

The acquisition agreement (the “Acquisition Agreement”) between Rimfire and Geoinformatics, dated June 11, 2009, and all the transactions contemplated therein, the actions of the directors of Rimfire in approving the Arrangement and the actions of the officers of Rimfire in executing and delivering the Acquisition Agreement and any amendments thereto are hereby ratified and confirmed;

4.

Notwithstanding that this resolution has been passed (and the Arrangement adopted) by the securityholders of Rimfire or that the Arrangement has been approved by the Supreme Court of British Columbia, the directors of Rimfire are hereby authorized and empowered, without further notice to, or approval of, the securityholders of Rimfire:

(a)

to amend the Acquisition Agreement or the Plan of Arrangement to the extent permitted by the Acquisition Agreement or the Plan of Arrangement; or

(b)

subject to the terms of the Acquisition Agreement, not to proceed with the Arrangement;

5.

Any one or more directors or officers of Rimfire is hereby authorized, for and on behalf and in the name of Rimfire, to execute and deliver, whether under corporate seal of Rimfire or not, all such agreements, forms waivers, notices, certificate, confirmations and other documents and instruments and to do or cause to be done all such other acts and things as in the opinion of such director or officer may be necessary, desirable or useful for the purpose of giving effect to these resolutions, the Acquisition Agreement and the completion of the Plan of Arrangement in accordance with the terms of the Acquisition Agreement, including:

(a)

all actions required to be taken by or on behalf of Rimfire, and all necessary filings and obtaining the necessary approvals, consents and acceptances of appropriate regulatory authorities; and

(b)

the signing of the certificates, consents and other documents or declarations required under the Acquisition Agreement or otherwise to be entered into by Rimfire;

such determination to be conclusively evidenced by the execution and delivery of such document, agreement or instrument or the doing of any such act or thing.

E-1

APPENDIX F

PLAN OF ARRANGEMENT

UNDER SECTION 288 OF THE

BUSINESS CORPORATIONS ACT (BRITISH COLUMBIA)

ARTICLE ONE

DEFINITIONS AND INTERPRETATION

Section 1.01

Definitions

In this Plan of Arrangement, unless the context otherwise requires, the following words and terms with the initial letter or letters thereof capitalized shall have the meanings ascribed to them below:

(a)

"Arrangement" means the arrangement under the provisions of Division 5 of Part 9 of the BCBCA on the terms and subject to the conditions set out in the Plan of Arrangement, subject to any amendments or variations thereto made in accordance with Section 9.3 hereof or the Plan of Arrangement or made at the direction of the Court in the Final Order with the consent of Rimfire and Geoinformatics, each acting reasonably;

(b)

"Acquisition Agreement" means the acquisition agreement dated June 11, 2009 between Geoinformatics and Rimfire, as amended, amended and restated or supplemented prior to the Effective Date;

(c)

"BCBCA" means the Business Corporations Act (British Columbia) and the regulations made thereunder, as promulgated or amended from time to time;

(d)

"Business Day" means any day other than a Saturday, a Sunday or a statutory civic holiday in Toronto, Ontario or Vancouver, British Columbia;

(e)

"Converted Geoinformatics Option" shall have the meaning ascribed thereto in Section 3.01(c);

(f)

"Converted Geoinformatics Option In-The-Money Amount" in respect of a Rimfire Option means the amount, if any, by which the total fair market value (determined immediately after the Effective Time) of the Geoinformatics Shares that a holder is entitled to acquire on exercise of the Converted Geoinformatics Option at and from the Effective Time exceeds the amount payable to acquire such shares;

(g)

"Court" means the Supreme Court of British Columbia;

(h)

"Depositary" means any trust company, bank or financial institution agreed to in writing between Geoinformatics and Rimfire for the purpose of, among other things, exchanging certificates representing Rimfire Shares for Geoinformatics Shares in connection with the Arrangement;

(i)

"Dissent Rights" shall have the meaning ascribed thereto in Article 4.01;

(j)

"Dissenting Shareholder" means a registered holder of Rimfire Shares who dissents in respect of the Arrangement in strict compliance with the Dissent Rights and who is ultimately entitled to be paid fair value for their Rimfire Shares by Rimfire;

(k)

"Effective Date" subject to Section 2.7 of the Acquisition Agreement, means the date which is two Business Days after all of the conditions precedent to completion of the Arrangement have been satisfied or waived in accordance with Article 6 of the Acquisition Agreement or such other date as the Parties may agree, which, if applicable, shall be the date on which the Final Order is deposited at Rimfire’s registered office;

(l)

"Effective Time" means 12:01 a.m. Vancouver time on the Effective Date;

(m)

"Final Order" means the final order of the Court pursuant to section 291 of the BCBCA, in a form acceptable to the Parties, acting reasonably, approving the Arrangement as such order may be amended by the Court (with the consent of both Rimfire and Geoinformatics, each acting reasonably) at any time prior to the Effective Date or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or as amended (provided that any such amendment is acceptable to both Rimfire and Geoinformatics, each acting reasonably) on appeal;

(n)

"Former Rimfire Shareholders" collectively means the holders of Rimfire Shares immediately prior to the Effective Time;

(o)

"Geoinformatics" means Geoinformatics Exploration Inc., a corporation incorporated under the Business Corporations Act (Yukon); and

(p)

"Geoinformatics Shares" means the common shares in the authorized share capital of Geoinformatics.

(q)

"Interim Order" means the interim order of the Court, in a form acceptable to the parties, acting reasonably, providing for, among other things, the calling and holding of the Rimfire Meeting, as the same may be amended by the Court with the consent of Rimfire and Geoinformatics, each acting reasonably;

(r)

"Parties" means, Rimfire and Geoinformatics and "Party" means any of them;

(s)

"Plan of Arrangement" means this plan of arrangement and any amendments or variations hereto made in accordance with Section 9.3 of the Acquisition Agreement or this plan of arrangement or made at the direction of the Court in the Final Order with the consent of Rimfire and Geoinformatics, each acting reasonably;

(t)

"Rimfire" means Rimfire Minerals Corporation, a company incorporated under the BCBCA;

(u)

"Rimfire Arrangement Resolution" means the resolution of the Rimfire Shareholders approving the Arrangement and certain other related matters by an affirmative vote of at least two-thirds of the votes cast at the Rimfire Meeting in person or by proxy by the Rimfire Shareholders voting as one class;

(v)

"Rimfire Meeting" means the special meeting of Rimfire Shareholders, including any adjournment or postponement thereof, to be called and held in accordance with the Interim Order to consider the Rimfire Arrangement Resolution;

(w)

"Rimfire Options" means an outstanding option to purchase Rimfire Shares issued pursuant to the Rimfire Stock Option Plan;

(x)

"Rimfire Shareholders" means registered holders of Rimfire Shares;

(y)

"Rimfire Shares" means the issued and outstanding common shares of Rimfire;

(z)

"Rimfire Stock Option Plan" means the stock option plan of Rimfire originally approved by Rimfire Shareholders on June 23, 2003 and most recently re-approved by Rimfire Shareholders on June 18, 2008;

(aa)

"Rimfire Stock Option Plan In-The-Money Amount" in respect of a Rimfire Option means the amount, if any, by which the total fair market value (determined immediately before the Effective

Time) of the Rimfire Shares that a holder is entitled to acquire on exercise of the Rimfire Option immediately before the Effective Time exceeds the amount payable to acquire such shares;

(bb)

"Securityholders" means Rimfire Shareholders and holders of Rimfire Options; and

(cc)

"Share Exchange Ratio" shall have the meaning ascribed thereto in Section 3.01(c). In addition, words and phrases used herein and defined in the BCBCA and not otherwise defined herein shall have the same meaning herein as in the BCBCA unless the context otherwise requires.

Section 1.02

Interpretation Not Affected by Headings

The division of this Plan of Arrangement into articles, sections, paragraphs and subparagraphs and the insertion of headings herein are for convenience of reference only and shall not affect the construction or interpretation of this Plan of Arrangement. The terms "this Plan of Arrangement", "hereof", "herein", "hereto", "hereunder" and similar expressions refer to this Plan of Arrangement and not to any particular article, section or other portion hereof and include any instrument supplementary or ancillary hereto.

Section 1.03

Number, Gender and Persons

In this Plan of Arrangement, unless the context otherwise requires, words importing the singular shall include the plural and vice versa, words importing the use of either gender shall include both genders and neuter and the word person and words importing persons shall include a natural person, firm, trust, partnership, association, corporation, joint venture or government (including any governmental agency, political subdivision or instrumentality thereof) and any other entity or group of persons of any kind or nature whatsoever.

Section 1.04

Date for any Action

If the date on which any action is required to be taken hereunder is not a Business Day, such action shall be required to be taken on the next succeeding day which is a Business Day.

Section 1.05

Statutory References

Any reference in this Plan of Arrangement to a statute includes all regulations made thereunder, all amendments to such statute or regulation in force from time to time and any statute or regulation that supplements or supersedes such statute or regulation.

Section 1.06

Currency

Unless otherwise stated, all references herein to amounts of money are expressed in lawful money of Canada.

Section 1.07

 Governing Law

This Plan of Arrangement shall be governed, including as to validity, interpretation and effect, by the laws of the Province of British Columbia and the federal laws of Canada applicable therein.

ARTICLE TWO

ACQUISITION AGREEMENT AND EFFECT OF ARRANGEMENT

Section 2.01

Acquisition Agreement

This Plan of Arrangement is made pursuant to, and is subject to the provisions of, the Acquisition Agreement, except in respect of the sequence of the steps comprising the Arrangement, which shall occur in the order set forth herein.

Section 2.02

Effect of the Arrangement

The Plan of Arrangement and the Arrangement shall be binding upon Rimfire, Geoinformatics, and the Securityholders as and from the Effective Time, without any further act or formality required on the part of any person except as expressly provided herein.

ARTICLE THREE

ARRANGEMENT

Section 3.01

Arrangement

At the Effective Time, the following shall occur and shall be deemed to occur sequentially in the following order without any further act or formality:

(a)

each Rimfire Share held by a Dissenting Shareholder shall be deemed to be transferred by the holder thereof, free and clear of all liens, claims and encumbrances, to Rimfire for cancellation and Rimfire shall thereupon be obliged to pay the amount therefor determined and payable in accordance with Article 4 hereof, and Rimfire shall cause such Rimfire Share to be cancelled and the name of such holder shall be removed from the central securities register as a holder of Rimfire Shares;

(b)

each Rimfire Share held by a Former Rimfire Shareholder (other than a Dissenting Shareholder or Geoinformatics or any subsidiary of Geoinformatics) shall be deemed to be transferred by the holder thereof, without any further act or formality on its part, to Geoinformatics free and clear of all claims and encumbrances, and in consideration therefor Geoinformatics shall issue Geoinformatics Shares on the basis of 0.87 fully paid and non-assessable Geoinformatics Shares after giving effect to the Geoinformatics Share Consolidation (the "Share Exchange Ratio") for each Rimfire Share, subject to Section 3.03 and ARTICLE Five hereof, and the name of such holder shall be removed from the central securities register as a holder of Rimfire Shares and Geoinformatics shall be recorded as the registered holder of the Rimfire Shares so transferred and shall be deemed to be the legal owner of such Rimfire Shares; and

(c)

each Rimfire Option outstanding immediately prior to the Effective Time, whether or not vested, shall be exchanged for an option (a "Converted Geoinformatics Option") of Geoinformatics to acquire (on the same terms and conditions as were applicable to such Rimfire Option immediately before the Effective Time under the Rimfire Stock Option Plan and the agreement evidencing the grant except to the extent that such Converted Geoinformatics Option will expire on the expiry date for such option; provided that no Converted Geoinformatics Option will expire as a result of the holder thereof ceasing to be employed, engaged as a consultant, officer or director or otherwise in a service relationship with Rimfire, a subsidiary of Rimfire or any successor thereof or as a result of termination of such relationship by Rimfire and further provided, however, that each Converted Geoinformatics Option held by a director or consultant of Rimfire who ceases to be a director, officer or consultant, as applicable, of Rimfire on the Effective Date shall be deemed to have been amended to provide that such option shall expire on the original expiry date of such option) the number (rounded down to the nearest whole number) of Geoinformatics Shares equal to the product of: (A) the number of Rimfire Shares subject to such Rimfire Option immediately prior to the Effective Time and (B) the Share Exchange Ratio. The exercise price per Geoinformatics Share subject to any such Converted Geoinformatics Option shall be the amount (rounded up to the nearest one hundredth of a cent) equal to the quotient of (A) the exercise price per Rimfire Share subject to such Rimfire Option immediately before the Effective Time divided by (B) the Share Exchange Ratio, provided that the exercise price otherwise determined shall be adjusted to the extent, if any, required to ensure that the Converted Geoinformatics Option In-The-Money Amount immediately after the exchange is equal to the Rimfire Stock Option In-The-Money Amount of the exchanged Rimfire Option immediately before the Effective Time.

Section 3.02

Post-Effective Time Procedures

(a)

Following the receipt of the Final Order and prior to the Effective Date, Geoinformatics shall deliver or arrange to be delivered to the Depositary certificates representing the Geoinformatics Shares required to be issued to Former Rimfire Shareholders in accordance with the provisions of Section 3.01 hereof, which certificates shall be held by the Depositary as agent and nominee for such Former Rimfire Shareholders for distribution to such Former Rimfire Shareholders in accordance with the provisions of Article 5 hereof.

(b)

Subject to the provisions of Article 5 hereof, and upon return of a properly completed letter of transmittal by a registered Former Rimfire Shareholder together with certificates representing Rimfire Shares and such other documents as the Depositary may require, acting reasonably, Former Rimfire Shareholders shall be entitled to receive delivery of the certificates representing the Geoinformatics Shares to which they are entitled pursuant to Section 3.01(a) hereof.

Section 3.03

No Fractional Geoinformatics Shares

No fractional Geoinformatics Shares shall be issued to Former Rimfire Shareholders. The number of Geoinformatics Shares to be issued to Former Rimfire Shareholders shall be rounded up to the nearest whole Geoinformatics Share in the event that a Former Rimfire Shareholder is entitled to a fractional share representing 0.5 or more of a Geoinformatics Share and shall be rounded down to the nearest whole Geoinformatics Share in the event that a Former Rimfire Shareholder is entitled to a fractional share representing less than 0.5 of a Geoinformatics Share.

ARTICLE FOUR

DISSENT RIGHTS

Section 4.01

Dissent Rights

Pursuant to the Interim Order, registered holders of Rimfire Shares may exercise rights of dissent ("Dissent Rights") under Division 2 of Part 8 of the BCBCA, as modified by this Article 4, the Interim Order and the Final Order, with respect to Rimfire Shares in connection with the Arrangement, provided that the written notice of dissent contemplated by Section 242 of the BCBCA must be sent to Rimfire's registered office by registered holders who wish to dissent at least two Business Days before the Rimfire Meeting or any date to which the Rimfire Meeting may be postponed or adjourned and provided further that holders who exercise such rights of dissent and who:

(a)

are ultimately entitled to be paid fair value for their Rimfire Shares, which fair value shall be the fair value of such shares immediately before the approval of the Rimfire Arrangement Resolution, shall be paid an amount equal to such fair value by Rimfire, which fair value shall be determined in accordance with the procedures applicable to the payout value set out in sections 244 and 245 of the BCBCA; and

(b)

are ultimately not entitled, for any reason, to be paid fair value for their Rimfire Shares shall be deemed to have participated in the Arrangement, as of the Effective Time, on the same basis as a non-dissenting registered holder of Rimfire Shares and shall be entitled to receive only the consideration contemplated in Section 3.01(b) hereof that such holder would have received pursuant to the Arrangement if such registered holder had not exercised Dissent Rights, but in no case shall Geoinformatics, Rimfire or any other person be required to recognize holders of Rimfire Shares who exercise Dissent Rights as holders of Rimfire Shares after the time that is immediately prior to the Effective Time, and the names of the Dissenting Shareholders shall be deleted from the central securities register as holders of Rimfire Shares at the Effective Time.

ARTICLE FIVE

DELIVERY OF GEOINFORMATICS SHARES AND OTHER MATTERS

Section 5.01

Delivery of Geoinformatics Shares

(a)

Upon surrender to the Depositary for transfer to Geoinformatics pursuant to Section 3.01(b) hereof of a certificate that immediately before the Effective Time represented one or more outstanding Rimfire Shares (other than those held by a Dissenting Shareholder) that were exchanged for Geoinformatics Shares in accordance with Section 3.01 hereof, together with such other documents and instruments as the Depositary may require, acting reasonably, the holder of such surrendered certificate shall be entitled to receive in exchange therefor, and the Depositary shall deliver to such holder following the Effective Time, a certificate representing the Geoinformatics Shares that such holder is entitled to receive in accordance with Section 3.01 hereof.

(b)

After the Effective Time and until surrendered for cancellation as contemplated by Section 5.01(a) hereof, each certificate that immediately prior to the Effective Time represented one or more Rimfire Shares (other than those held by a Dissenting Shareholder) shall be deemed at all times to represent only the right to receive in exchange therefor a certificate representing Geoinformatics Shares.

Section 5.02

Lost Certificates

In the event any certificate, that immediately prior to the Effective Time represented one or more outstanding Rimfire Shares that are able to be exchanged for Geoinformatics Shares in accordance with Section 3.01 hereof, shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the holder claiming such certificate to be lost, stolen or destroyed, the Depositary shall deliver in exchange for such lost, stolen or destroyed certificate, a certificate representing Geoinformatics Shares that such holder is entitled to receive in accordance with Section 3.01 hereof. When authorizing such delivery of a certificate representing Geoinformatics Shares that such holder is entitled to receive in exchange for such lost, stolen or destroyed certificate, the holder to whom a certificate representing such Geoinformatics Shares is to be delivered shall, as a condition precedent to the delivery of such Geoinformatics Shares, give a bond satisfactory to Geoinformatics and the Depositary in such amount as Geoinformatics and the Depositary may direct, or otherwise indemnify Geoinformatics and the Depositary in a manner satisfactory to Geoinformatics and the Depositary, against any claim that may be made against Geoinformatics or the Depositary with respect to the certificate alleged to have been lost, stolen or destroyed and shall otherwise take such actions as may be required by the articles of Rimfire.

Section 5.03

Distributions with Respect to Unsurrendered Certificates

No dividend or other distribution declared or made after the Effective Time with respect to Geoinformatics Shares with a record date after the Effective Time shall be delivered to the holder of any unsurrendered certificate that, immediately prior to the Effective Time, represented outstanding Rimfire Shares unless and until the holder of such certificate shall have complied with the provisions of Section 5.01 or Section 5.02 hereof. Subject to applicable law and to Section 5.04 hereof, at the time of such compliance, there shall, in addition to the delivery of a certificate representing Geoinformatics Shares to which such holder is thereby entitled, be delivered to such holder, without interest, the amount of the dividend or other distribution with a record date after the Effective Time theretofore paid with respect to such Geoinformatics Shares.

Section 5.04

Withholding Rights

Geoinformatics, Rimfire and the Depositary shall be entitled to deduct and withhold from any consideration payable or otherwise deliverable to any person hereunder and from all dividends or any other distributions otherwise payable to any former Rimfire Shareholder such amounts as Geoinformatics, Rimfire or the Depositary may be required or permitted to deduct and withhold therefrom under the Income Tax Act (Canada), as amended, including the regulations thereunder, the United States Internal Revenue Code of 1986, as amended, or any provision of any federal, provincial, state local or foreign tax law, in each case, as amended. To the extent that such amounts are so deducted, withheld and remitted, such amounts shall be treated for all purposes under this Agreement as having been paid to the person to whom such amounts would otherwise have been paid.

Section 5.05

Limitation and Proscription

Subject to applicable law, to the extent that a Former Rimfire Shareholder shall not have complied with the provisions of Section 5.01 or Section 5.02 hereof on or before the date that is six years after the Effective Date (the "final proscription date"), then the Geoinformatics Shares that such Former Rimfire Shareholder was entitled to receive shall be automatically cancelled without any repayment of capital in respect thereof and the certificates representing such Geoinformatics Shares, shall be delivered to Geoinformatics by the Depositary and the share certificates shall be cancelled by Geoinformatics, and the interest of the Former Rimfire Shareholder in such Geoinformatics Shares to which it was entitled shall be terminated as of such final proscription date.

Section 5.06

Holders of Rimfire Options

From and after the Effective Time, any acknowledgements, agreements and other documentation which sets out the rights and entitlements of the holders of Rimfire Options to their respective Rimfire Options held immediately prior to the Effective Time will continue to represent such rights and entitlements as modified by this Plan of Arrangement.

ARTICLE SIX

AMENDMENTS

Section 6.01

Amendments to Plan of Arrangement

(a)

Geoinformatics and Rimfire reserve the right to amend, modify or supplement this Plan of Arrangement at any time and from time to time, provided that each such amendment, modification or supplement must be (i) set out in writing, (ii) agreed to in writing by Geoinformatics and Rimfire, (iii) filed with the Court and, if made following the Rimfire Meeting, approved by the Court, and (iv) communicated to holders or former holders of Rimfire Shares and Rimfire Options if and as required by the Court.

(b)

Any amendment, modification or supplement to this Plan of Arrangement may be proposed by Rimfire at any time prior to the Rimfire Meeting provided that Geoinformatics shall have consented thereto in writing, with or without any other prior notice or communication, and, if so proposed and accepted by the persons voting at the Rimfire Meeting (other than as may be required under the Interim Order), shall become part of this Plan of Arrangement for all purposes.

(c)

Any amendment, modification or supplement to this Plan of Arrangement that is approved by the Court following the Rimfire Meeting shall be effective only if: (i) it is consented to in writing by each of Geoinformatics and Rimfire; and (ii) if required by the Court, it is consented to by holders of the Rimfire Shares and Rimfire Options voting in the manner directed by the Court.

APPENDIX G

INTERIM ORDER

SUPREME COURT
OF BRITISH COLUMBIA
VANCOUVER REGISTRY
JUN 2 6 2009
ENTERED

S-094791

NO.
VANCOUVER REGISTRY

# IN THE SUPREME COURT OF BRITISH COLUMBIA

IN THE MATTER OF SECTIONS 288 TO 299
OF THE *BUSINESS CORPORATIONS ACT*, S.B.C. 2002, C.57, AS AMENDED

AND

RE: IN THE MATTER OF A PROPOSED ARRANGEMENT INVOLVING
RIMFIRE MINERALS CORPORATION

RIMFIRE MINERALS CORPORATION

PETITIONER

## INTERIM ORDER

| | |
|---|---|
| BEFORE ~~THE HONOURABLE~~ Master Scarth | FRIDAY, THE 26TH DAY OF JUNE, 2009 |

THE WITHOUT NOTICE APPLICATION of the Petitioner, coming on for hearing at Vancouver, British Columbia on the 26th day of June, 2009; and on hearing Salim M. Hirji, counsel for the Petitioner; and on reading the Affidavit #1 of Jason Weber, sworn June 25, 2009:

THIS COURT ORDERS that:

**DEFINITIONS**

1. As used in this Interim Order, unless otherwise defined, terms beginning with capital letters shall have the respective meanings set out in the Notice of Annual and Special Meeting of Securityholders (the "Notice") and accompanying Management Information Circular

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of the Petitioner (the "Circular"), attached as Exhibit "A" to the Affidavit #1 of Jason Weber, sworn June 25, 2009 ("Weber Affidavit #1"), and the Plan of Arrangement that is attached as Schedule "B" to the Petition herein.

**MEETING**

2. The Petitioner is directed to call, hold and conduct on July 30, 2009 a special meeting (the "Meeting") of the holders (the "Shareholders") of its issued and outstanding common shares (the "Shares"), and to give notice of the Meeting to the holders (the "Optionholders") of its options to purchase common shares (the "Options") (the Shareholders, Optionholders are collectively referred to in this Order as the "Securityholders" and the Shares, and Options are collectively referred to as the "Securities") for the purpose, *inter alia*, of the Shareholders considering and, if deemed advisable, approving with or without modification, a Plan of Arrangement (the "Arrangement") substantially in the form attached as Schedule "B" to the Petition herein, and to transact such other business as may properly come before the Meeting or any adjournment thereof.

3. The Meeting shall be called, held and conducted in accordance with the *Business Corporations Act*, S.B.C. 2002, c. 57 ("BCBCA"), as amended, the notice of articles and articles of incorporation of the Petitioner and applicable securities laws, subject to the terms of this Interim Order and any further Order of this Court, and the rulings and directions of the Chair of the Meeting, such rulings and directions not to be inconsistent with this Interim Order, and to the extent of any inconsistency or discrepancy between this Interim Order and the terms of any instrument creating or governing or collateral to the Securities or to which the Securities are collateral, or the articles of the Petitioner, this Interim Order shall govern.

**AMENDMENTS**

4. The Petitioner is authorized to make, in the manner contemplated by and subject to the Acquisition Agreement (the "Acquisition Agreement"), such amendments, revisions or supplements to the Arrangement, Notice or Circular as it may determine without any additional notice to the Securityholders. The Arrangement as so amended, revised or supplemented, shall be the Arrangement to be submitted to the Meeting and the subject of the Arrangement Resolution.

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## ADJOURNMENTS AND POSTPONEMENTS

5. Notwithstanding the provisions of the BCBCA and the articles of the Petitioner, the Board by resolution shall be entitled to adjourn or postpone the Meeting on one or more occasions without the necessity of first convening the Meeting or first obtaining any vote of the Securityholders respecting the adjournment or postponement, subject to the Business Combination Agreement. Notice of any such adjournment shall be given by press release, news release, newspaper advertisement, or by notice sent to the Securityholders by one of the methods specified in paragraph 7 of this Interim Order, as determined to be the most appropriate method of communication by the Board.

## RECORD DATE

6. The record date (the "Record Date") for determining Securityholders entitled to receive notice of and attend at the Meeting is the close of business on the 19th day of June, 2009, as previously approved by the Board and published by the Petitioner.

6A. Any persons who have become security holders as the result of the exercise of any warrants between the Record Date and the close of business on the 3rd day of July 2009 are entitled to receive notice and attend at the Meeting.

## NOTICE OF MEETING

7. The Notice, the Circular, the letter of transmittal, and the form of proxy for use by the Securityholders (collectively, the "Meeting Materials"), and this Interim Order and the Petition herein attached as Appendices "G" and "H" to the Circular (collectively with the Meeting Materials, the "Mailed Materials"), in substantially the form contained in Exhibits "A" through "C" to the Weber Affidavit #1, with such amendments and inclusions thereto as counsel for the Petitioner may deem necessary or desirable, provided that such amendments and inclusions are not inconsistent with the terms of this Interim Order, shall be sent by the Petitioner to:

(a) the Securityholders determined as at the Record Date, and in accordance with paragraph 6A above, at least twenty-one (21) days prior to the date of the Meeting, excluding the date of mailing and the date of the Meeting by one or more of the following methods:

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(i) by prepaid ordinary mail, addressed to the Securityholder at his, her or its address as it appears on the applicable security registers of the Petitioner as at the Record Date; or

(ii) in the case of Non-Registered Holders, by providing, at least two (2) business days before the twenty-first (21st) day prior to the Meeting, the requisite number of copies of the Mailed Materials to intermediaries and registered nominees to facilitate the broad distribution of the Mailed Materials to Non-Registered Holders;

(iii) by email or facsimile transmission to any Securityholder who identifies himself, herself or itself to the satisfaction of the Petitioner (acting through its representatives), who requests such email or facsimile transmission and, if required by the Petitioner, agrees to pay the charges, if any, for such transmission; or

(iv) by delivery, in person or by recognized courier service, to the addresses specified in paragraph 7(a)(i) above;

(b) to the directors of the Petitioner by mailing the Mailed Materials by prepaid ordinary mail, or by email or facsimile transmission, to such persons at least twenty-one (21) days prior to the date of the Meeting, excluding the date of mailing or transmission and the date of the Meeting;

and that substantial compliance with this paragraph shall constitute good and sufficient notice of the Meeting upon all who may wish to appear in these proceedings, and no other service need be made.

8. Delivery of the Mailed Materials as ordered herein shall constitute compliance with the requirements of section 290(1)(a) of the BCBCA.

9. The Mailed Materials shall not be sent to Registered Shareholders where mail previously sent to such holders by the Petitioner or its registrar and transfer agent has been returned to the Petitioner or its registrar and transfer agent on at least two previous consecutive occasions.

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10. The accidental failure of or omission by the Petitioner to give notice of the Meeting to, or the non-receipt of such notice by one or more of the persons specified herein, or any failure or omission to give such notice as a result of events beyond the reasonable control of the Petitioner (including, without limitation, any inability to use postal services) shall not constitute a breach of this Interim Order or, in relation to notice to Securityholders, a defect in the calling of the Meeting and shall not invalidate any resolution passed or proceeding taken at the Meeting.

**DEEMED RECEIPT OF NOTICE**

11. The Mailed Materials and any amendments, updates or supplements to the Mailed Materials and any notice of adjournment or postponement of the Meeting, shall be deemed to have been received,

(a) in the case of mailing, three (3) days after delivery thereof to the post office or public letter box;

(b) in the case of delivery in person, upon receipt thereof at the intended recipient's address or, in the case of delivery by courier, one (1) business day after receipt by the courier;

(c) in the case of transmission by email or facsimile, upon the transmission thereof;

(d) in the case of advertisement, at the time of publication of the press release, news release or newspaper advertisement;

(e) in the case of electronic filing on SEDAR, upon the transmission thereof; and

(f) in the case of Non-Registered Holders, after delivery thereof to intermediaries and registered nominees.

**UPDATING MEETING MATERIALS**

12. Notice of any amendments, updates or supplements to any of the information provided in the Mailed Materials may be communicated to the Securityholders by press release, news release, newspaper advertisement or by notice sent to the Securityholders by any of the

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means set forth in paragraph 7(a), as determined to be the most appropriate method of communication by the Board.

**PERMITTED ATTENDEES**

13. The only persons entitled to attend the Meeting shall be:

(a) the Securityholders or their respective proxyholders as of the Record Date;

(b) directors, officers, auditors and advisors of the Petitioner;

(c) representatives of Geoinformatics Exploration Inc., and any of their subsidiaries or affiliates and advisors; and

(d) other persons with the prior permission of the Chair of the Meeting;

and that the only persons entitled to vote at the Meeting in respect of the Arrangement Resolution shall be the Shareholders as at the close of business on the Record Date, or their respective proxyholders.

**SOLICITATION OF PROXIES**

14. The Petitioner is authorized to use the form of proxy for Shareholders, in substantially the same form as is attached as Exhibit "C" to the Weber Affidavit #1, subject to the Petitioner's ability to insert dates and other relevant information in the final form of proxy and to make other non-substantive changes and changes legal counsel advise are necessary or appropriate. The Petitioner is authorized, at its expense, to solicit proxies directly and through its officers, directors and employees, and through such agents or representatives as it may retain for the purpose and by mail, telephone or such other form of personal or electronic communication as it may determine.

15. The procedures for the use of proxies at the Meeting shall be as set out in the Circular.

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## CONDUCT OF THE SPECIAL MEETING

16. The Chair of the Meeting shall be an officer or director of the Petitioner or such other person as may be appointed by the Shareholders for that purpose.

17. The Chair of the Meeting is at liberty to call on the assistance of legal counsel to the Petitioner at any time and from time to time, as the Chair of the Meeting may deem necessary or appropriate, during the Meeting, and such legal counsel is entitled to attend the Meeting for this purpose.

18. The Meeting may be adjourned for any reason upon the approval of the Chair of the Meeting, and if the Meeting is adjourned, it shall be reconvened at a place and time to be designated by the Chair of the Meeting to a date which is not more than 30 days thereafter except for the reason of a lack of quorum.

19. The Meeting shall otherwise be conducted in accordance with the BCBCA, as amended, the notice of articles and articles of incorporation of the Petitioner and applicable securities laws, subject to the terms of this Interim Order and any further Order of this Court, and the rulings and directions of the Chair of the Meeting, such rulings and directions not to be inconsistent with this Interim Order, and to the extent of any inconsistency or discrepancy between this Interim Order and the terms of any instrument creating or governing or collateral to the Securities or to which the Securities are collateral, or the articles of the Petitioner, this Interim Order shall govern.

## QUORUM AND VOTING

20. The quorum required at the Meeting shall be the presence, in person or by proxy, of any one Shareholder.

22. Each Shareholder shall be entitled to one vote for each Share held by that Shareholder.

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## SCRUTINEERS

24. The scrutineers for the Meeting shall be Computershare Investor Services Inc., acting through its representatives for that purpose. The duties of the scrutineers shall include:

(a) invigilating and reporting to the Chair on the deposit and validity of proxies;

(b) reporting to the Chair on the quorum of the Meeting;

(c) reporting to the Chair on the polls taken or ballots cast, if any, at the Meeting; and

(d) providing to the Petitioner and to the Chair written reports on matters related to their duties.

## DISSENT RIGHTS

25. Each Registered Shareholder is granted the following right to dissent (the "Dissent Rights") in respect of the Arrangement Resolution:

(a) a Registered Shareholder intending to exercise the Dissent Rights must deliver a written notice of dissent (a "Dissent Notice") to the Petitioner at Suite 1350, 650 West Georgia Street, Vancouver, British Columbia, V6B 4N9, to be received by the Petitioner no later than 5:00 p.m. (Vancouver time) on July 28, 2009 and must not vote any of his, her or its Shares in favour of the Arrangement and must otherwise comply with this paragraph 25;

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(b) a Dissent Notice must specify the name and address of the Registered Shareholder (the "Dissenting Shareholder"), the number of Shares in respect of which the Dissent Notice is being given (the "Dissent Shares") and:

(i) if the Dissent Notice is being given by the Dissenting Shareholder on its own behalf, the Dissent Notice must specify that either:

A. the Dissenting Shares constitute all of the Shares of which the Dissenting Shareholder is the registered and beneficial owner; or

B. the Dissenting Shares constitute all of the Shares of which the Dissenting Shareholder is the registered owner and the number of Shares of which the Dissenting Shareholder is the beneficial owner but not the registered owner, and in respect of such shares, the names of the registered owners of such shares, the number of such shares held by each of them and confirmation that notices of dissent are being, or have been sent, in respect of all such Shares;

(ii) if the Dissent Notice is being given by the Dissenting Shareholder on behalf of another person who is the beneficial owner of the Dissenting Shares, the Dissent Notice must:

A. specify the name and address of the beneficial owner;

B. state that the Dissenting Shares represent all of the shares beneficially owned by the beneficial owner for which the Dissenting Shareholder is the registered owner; and

C. include a statement from the beneficial owner of the Dissenting Shares identifying the number of Shares of which the beneficial owner is either the registered owner or the beneficial owner and, in respect of any such shares which are not Dissenting Shares, the names of the registered owners of such shares, the number of such shares held by each of them and confirmation that notices of dissent are being, or have been sent, in respect of all such shares;

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Acquisition Agreement, the Petitioner intends to complete the Arrangement and advising the Dissenting Shareholder that if the Dissenting Shareholder wishes to proceed with its dissent it must comply with the requirements of paragraph 25(d);

(d) a Dissenting Shareholder that wishes to proceed with its dissent must deliver to the Petitioner at Suite 1350, 650 West Georgia Street, Vancouver, British Columbia, V6B 4N9, to be received by the Petitioner no later than 5:00 p.m. (Vancouver time) on the date which is fourteen (14) days after the date of mailing of the Notice of Intention:

(i) a written statement that the Dissenting Shareholder requires the Petitioner to purchase all of the Dissent Shares;

(ii) the certificates, if any, representing the Dissent Shares; and

(iii) if paragraph 25(b)(ii) applies, a written statement that:

A. is signed by the beneficial owner on whose behalf the dissent is being exercised; and

B. sets out whether or not the beneficial owner is the beneficial owner of other Shares and, if so, sets out:

(e) a Dissenting Shareholder who complies with paragraph 25(d) is not able to withdraw its dissent and, at the Effective Time, the Dissenting Shareholder will be deemed to have transferred to the Petitioner all of the Dissenting Shares (free and clear of any mortgage, hypothec, prior claim, lien, pledge, assignment for security, security interest, right of third parties or other charges or encumbrances whatsoever) and will have no further right in respect of the Dissent Shares other than to be paid for the Dissenting Shares in accordance with paragraph 25(f);

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(f) subject to the satisfaction of the applicable conditions set out in the Business Combination Agreement, the Petitioner shall promptly pay to a Dissenting Shareholder, for each Dissenting Share:

(i) the amount agreed between that Dissenting Shareholder and the Petitioner; or

(ii) if that Dissenting Shareholder and the Petitioner are unable to agree upon an amount, the amount determined under paragraph 25(g);

(g) the Petitioner or a Dissenting Shareholder who has not reached an agreement with the Petitioner under paragraph 25(f) may apply to the Court and the Court may:

(ii) join in the application each Dissenting Shareholder, other than a Dissenting Shareholder who has reached an agreement with the Petitioner under paragraph 25(f); and

(h) if a Dissenting Shareholder fails to comply strictly with the foregoing requirements of the Dissent Right, the Petitioner shall return to the Dissenting Shareholder the certificates delivered to it, if any, under paragraph 25(d) and, if the Arrangement is completed, that Dissenting Shareholder shall be deemed to have participated in the Arrangement on the same terms as a Registered Shareholder; and

(i) if a Dissenting Shareholder strictly complies with the foregoing requirements of the Dissent Right, but the Arrangement is not completed, the Petitioner shall return to the Dissenting Shareholder the certificates delivered to it, if any, under paragraph 25(d).

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## APPLICATION FOR FINAL ORDER

26. Unless the directors of the Petitioner by resolution determine to abandon the Arrangement, the Petitioner is directed to apply to this Court (the "Final Application") for an Order approving the Arrangement and declaring that the Arrangement is fair and reasonable (the "Final Order") and the Final Application will be set down for hearing before the presiding Judge in Chambers at the Courthouse at 800 Smithe Street, Vancouver, British Columbia, on July 31 2009 at 10:00 a.m., or so soon thereafter as counsel may be heard or at such other date and time as this Court may direct, and that, upon approval of the Arrangement at the Meeting in the manner set out in this Interim Order and as required by section 289 of the BCBCA, the Petitioner be at liberty to proceed with the Final Application on that date.

27. The persons entitled to appear and make submissions at the Final Application shall be only those Securityholders who have filed with this Court prior to 4:00 p.m. (Vancouver time) on July 10, 2009, an Appearance, in the form prescribed by the *Rules of Court* of the Supreme Court of British Columbia, and delivered a copy of the filed Appearance, together with a copy of all evidence or material on which they intend to rely at the Final Application, including an outline of their proposed submissions, to the solicitors for the Petitioner at its address for delivery as set out in the Petition, on or before 4:30 p.m. (Vancouver time) on July 24, 2009, or as the Court may otherwise direct.

28. Subject to other provisions in this Interim Order, no material other than that contained in the Circular need be served on any persons in respect of these proceedings.

29. If the Final Application is adjourned, only those persons who have filed and delivered an Appearance in accordance with this Interim Order need be served and provided with notice of the adjourned date.

## VARIANCE

30. The Petitioner shall be entitled, at any time, to apply to vary this Interim Order.

31. The Petitioner, Securityholders, and directors of the Petitioner shall, and hereby do, have liberty to apply for such further Orders as may be appropriate.

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32. The provisions of Rules 10, 44 and 51A be hereby dispensed with for the purposes of any further application to be made pursuant to this Petition, including the Final Application and any application to vary this Interim Order.

BY THE COURT

_________________________

REGISTRAR

APPROVED AS TO FORM:

_________________________

Solicitor for the Petitioner,
Rimfire Minerals Corporation

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SUPREME COURT
OF BRITISH COLUMBIA
VANCOUVER REGISTRY

JUN 26 2009

S-094791

NO.
VANCOUVER REGISTRY

# IN THE SUPREME COURT OF BRITISH COLUMBIA

IN THE MATTER OF SECTIONS 288 TO 299
OF THE *BUSINESS CORPORATIONS ACT*, S.B.C. 2002, C.57, AS AMENDED

AND
IN THE MATTER OF A PROPOSED ARRANGEMENT INVOLVING
RIMFIRE MINERALS CORPORATION AND GEOINFORMATICS EXPLORATION INC.

RIMFIRE MINERALS CORPORATION

PETITIONER

## PETITION TO THE COURT

THIS IS THE PETITION OF:
RIMFIRE MINERALS CORPORATION
c/o Fraser Milner Casgrain LLP
1500 – 1040 West Georgia Street
Vancouver, BC V6E 4H8

ON NOTICE TO:
The shareholders, directors and holders of options, warrants and other rights to acquire securities of the Petitioner in the manner, and to the extent, provided by the Interim Order sought herein.

Let all persons whose interests may be affected by the order sought TAKE NOTICE that the petitioner applies to court for the relief set out in this petition.

## APPEARANCE REQUIRED

IF YOU WISH TO BE NOTIFIED of any further proceedings, YOU MUST GIVE NOTICE of your intention by filing a form entitled "Appearance" in the above registry of this court within the Time for Appearance and YOU MUST ALSO DELIVER a copy of the "Appearance" to the petitioner's address for delivery, which is set out in this petition.

519249-000012-1361729v1

APPENDIX H

PETITION

YOU OR YOUR SOLICITOR may file the "Appearance". You may obtain a form of "Appearance" at the registry.

IF YOU FAIL to file the "Appearance" within the proper Time for Appearance, the petitioner may continue this application without further notice.

## TIME FOR APPEARANCE*

Where this Petition is served on a person in British Columbia, the time for appearance by that person is 7 days from the date of service (not including the day of service).

Where this petition is served on a person outside British Columbia, the time for appearance by that person after service, is 21 days in the case of a person residing anywhere within Canada, 28 days in the case of a person residing in the United States of America, and 42 days in the case of a person residing elsewhere.

## TIME FOR RESPONSE*

IF YOU WISH TO RESPOND to the application, you must, on or before the 8th day after you have entered an appearance,

(a) deliver to the petitioner
  - (i) 2 copies of a response in Form 124, and
  - (ii) 2 copies of each affidavit on which you intend to rely at the hearing, and

(b) deliver to every other party of record
  - (i) one copy of a response in Form 124, and
  - (ii) one copy of each affidavit on which you intend to rely at the hearing.

* or, where the time for appearance or time for response has been set by order of the court, within that time.

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| | |
|---|---|
| (1) | The address of the registry is:<br><br>800 Smithe Street<br>Vancouver, B.C.<br>V6Z 2E1 |
| (2) | The ADDRESS FOR DELIVERY is:<br><br>Fraser Milner Casgrain LLP<br>1500 – 1040 West Georgia Street<br>Vancouver, BC V6E 4H8<br>Attn: Salim M. Hirji<br><br>Fax number for delivery (if any):<br><br>(604) 683-5214 |
| (3) | The name and office address of the Petitioner's solicitor is:<br><br>Same as address for delivery. |

The Petitioner applies to this Court for the following orders:

1. an interim order for directions in the terms of the draft Order attached as Schedule "A" to this Petition (the "Interim Order"). The Interim Order will:

   (a) give directions for the convening of a special meeting (the "Meeting") of the Petitioner's holders of shares (the "Shareholders"), and to give notice of the Meeting to holders of options (the "Optionholders"), and holders of warrants (the "Warrantholders") (collectively, the "Securityholders") to consider a Plan of Arrangement attached as Schedule "B" to this Petition (the "Arrangement") among the Petitioner, its Shareholders, and Geoinformatics Exploration Inc. ("Geoinformatics"); and

   (b) provide for the manner and form of service of notice of these proceedings to the persons specified therein;

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2. a final Order approving the Arrangement and the means of implementation thereof and ordering that the Arrangement be binding on the Petitioner and its Securityholders (the "Final Order"); and

3. such further or other orders as this Honourable Court may deem meet and just.

The Petitioner will rely on sections 288 to 299 of the *Business Corporations Act* (British Columbia), and Rules 3, 10, 12, 13, 44 and 51A of the *Rules of Court*.

At the hearing of this Petition will be read the Affidavit #1 of Jason Weber, sworn the 25$^{th}$ day of June, 2009, and such other materials as counsel may advise.

The facts upon which this Petition is based are as follows:

## I. BACKGROUND OF THE COMPANIES

1. The Petitioner is a company incorporated under the laws of the Province of British Columbia. Its registered and records offices are located at Suite 1350, 650 West Georgia Street, Vancouver, British Columbia, V6B 4N9.

2. The Petitioner is a precious and base metals exploration company.

3. The Petitioner's authorized capital consists of an unlimited number of common shares.

4. The issued and outstanding share capital of the Petitioner as of June 19, 2009, consisted of a total of 25,707,251 shares (the "Shares").

5. As of June 19, 2009, there were 2,190,000 outstanding options to purchase shares of the Petitioner (the "Rimfire Options").

6. As of June 19, 2009, there were an aggregate of 3,040,292 Rimfire Warrants and Rimfire Broker Warrants outstanding (collectively, the "Warrants"). All of the Warrants will expire on July 5, 2009 if not exercised before that date. After July 5, 2009, the only existing convertible securities outstanding will be the Rimfire Options.

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7. The Petitioner is a reporting issuer in the Provinces of British Columbia and Alberta. The Petitioner's shares are listed and posted for trading on the TSX Venture Exchange.

8. Geoinformatics is a company continued under the laws of Yukon, with a registered office at 200 – 204 Lambert Street, Whitehorse, Yukon Territory, Y1A 3T2.

9. Geoinformatics is a reporting issuer in the Provinces of Alberta, British Columbia, and the Yukon Territory. Its shares are listed and posted for trading on the TSX Venture Exchange.

## II. THE ARRANGEMENT

10. In November 2008, the Petitioner's Board of Directors began investigating certain strategic transactions to maximize shareholder value. The Board believed that the downturn in global capital markets would lead to a consolidation of mineral exploration companies.

11. In March 2009, the Petitioner's management was approached by Geoinformatics' financial adviser about a potential merger transaction. In April and May 2009, several meetings took place between the Petitioner and Geoinformatics to review the proposed transaction.

12. On May 25, 2009, Geoinformatics and the Petitioner entered into a letter agreement (the "Letter Agreement") in respect of a business combination whereby Geoinformatics would acquire all of the Petitioner's shares and the Petitioner would become a wholly owned subsidiary of Geoinformatics. Each of the Petitioner's shares would be exchangeable for 2.6 Geoinformatics shares, prior to giving effect to the consolidation of the shares of Geoinformatics on a 3 for 1 basis (the "Geoinformatics Share Consolidation"). The Letter Agreement was subject to a number of conditions, including the preparation and execution of a formal Acquisition Agreement (the "Acquisition Agreement").

13. On May 25, 2009, after considering the Letter Agreement, a financial presentation, and an oral opinion as to the fairness of the arrangement contemplated by the letter agreement, the Board of Directors concluded that the arrangement set out in the letter agreement (the "Arrangement") was in the best interests of Shareholders and was fair to Shareholders from a financial point of view, and that it would recommend to the Shareholders that they vote in favour of the Arrangement and tender their Shares under the Arrangement. The Board of Directors met again on June 10, 2009 to approve the execution of the Acquisition Agreement.

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14. Under the Arrangement:

(a) Shareholders (other than Shareholders who have exercised their right of dissent) will receive, in consideration for the transfer of their Shares to Geoinformatics, 0.87 Geoinformatics Shares for every 1 Share of the Petitioner, after giving effect to the Geoinformatics Share Consolidation;

(b) holders of Rimfire Options will receive, in consideration for the transfer of each of their options to Geoinformatics, a Converted Geoinformatics Option to acquire Geoinformatics Shares in the manner set out in the Plan of Arrangement. The terms of the Converted Geoinformatics Options will be unchanged from the terms of the Rimfire Options exchanged, except as set forth in the Plan of Arrangement.

15. Upon the effective date of the Arrangement:

(a) each Share of the Petitioner (other than those in respect of which the Shareholder has validly exercised his or her right of dissent) shall be deemed to be transferred to Geoinformatics in consideration for 0.87 Geoinformatics Shares;

(b) each Share in respect of which the Shareholder has validly exercised his or her right of dissent shall be deemed to be transferred to the Petitioner for cancellation; and

(c) each Rimfire Option shall be deemed to be transferred to Geoinformatics pursuant to paragraph 14 (b) above.

## IV. FAIRNESS

16. The Board of Directors of the Petitioner is not aware of any material changes since the Board of Directors concluded that the Arrangement was in the best interests of Shareholders that would impact either positively or negatively upon the fairness of the Arrangement.

17. On June 11, 2009, the Board of Directors considered the proposed Arrangement and concluded that it was fair to the Securityholders.

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18. The Board of Directors concluded that it would be in the best interests of the Securityholders to proceed with the Arrangement and therefore approved the Arrangement.

19. The Board of Directors is unanimously recommending that the Shareholders of the Petitioner vote in favour of the Arrangement.

## V. CONDITIONS PRECEDENT TO THE ARRANGEMENT:

20. In accordance with the terms of the Acquisition Agreement, a number of conditions must be fulfilled in order for the Arrangement to become effective. These conditions include but are not limited to:

(b) the number of the Petitioner's Shares held by Shareholders that have validly exercised their dissent rights in respect of the Arrangement not exceeding 5% of the number of the Petitioner's securities outstanding on June 19, 2009;

(c) there not existing any prohibition under applicable law which shall prevent the completion of the Arrangement;

(d) there not being in force any order or decree restraining or enjoining or materially modifying or imposing material conditions on the consummation of the Arrangement or under the Plan of Arrangement and there being no proceeding, whether of a judicial or administrative nature or otherwise brought by a governmental entity that relates to or results from the Arrangement that would, if successful, result in an order or ruling that would preclude completion of, or materially modify or impose material conditions on, the Arrangement or under the Plan of Arrangement;

(e) the Geoinformatics Shares to be issued shall have been approved for listing on the TSX Venture Exchange subject to normal conditions on the effective date or as soon as possible thereafter; and

(f) the granting by this Honourable Court of the Final Order approving the Arrangement.

7

519249-000012-1361729v1

## VI. VOTING AT MEETINGS

22. Each Shareholder is entitled to one vote for each Share held.

## VII. RIGHTS OF DISSENT OF SHAREHOLDERS

23. The Plan of Arrangement provides that, subject to orders of this Court, Shareholders of the Petitioner will have the right to dissent from the Arrangement and require the Petitioner to purchase their Shares for their fair value in the manner set forth in the draft Interim Order attached as Schedule "A" to this Petition.

The Petitioner estimates that the application will take 15 minutes.

DATED: June 25, 2009

Solicitor for the Petitioner

8

519249-000012-1361729v1

APPENDIX I

UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS OF GEOINFORMATICS

Geoinformatics Exploration Inc.

Unaudited Pro Forma Consolidated Balance Sheet

March 31, 2009

(Expressed in Canadian dollars)

	As reported
	Geoinformatics Exploration Inc.	Rimfire Minerals Corporation	Transaction adjustments		Notes	Consolidated
Assets		(April 30, 2009)	Debit	Credit
Cash and cash equivalents	$ 1,219,503	$ 5,345,582				$ 6,565,085
Restricted cash	70,161	108,406				178,567
Amounts receivable	7,417	135,313		6,622	2	136,108
Other receivables	153,392	-				153,392
Marketable securities	40,000	100,762	39,206		2	179,968
Prepaid expenses and deposits	41,243	44,937				86,180
Current assets	1,531,716	5,735,000				7,299,300

Lease deposit	-	21,234				21,234
Equity investment	667,479	-				667,479
Property, plant and equipment	546,967	110,752		88,152	2	569,567
Other	4,810	-				4,810
Mineral properties	-	-	7,146,311		3(a)	7,146,311
Total assets	$ 2,750,972	$ 5,866,986				$ 15,708,701

Liabilities and Shareholders’ Equity

Accounts payable	$ 199,270	$ 74,851				274,121
Accounts payable – related party	225,000	10,480				235,480
Accrued liabilities	124,349	58,500		1,000,000	2&3(b)	1,182,849
Exploration advances	-	1,521				1,521
Current liabilities	548,619	145,352				1,693,971

Note payable - related party	1,001,644	-				1,001,644
Mineral property reclamation obligation	-	46,031				46,031
Long term liabilities	1,001,644	46,031				1,047,675

Total liabilities	1,550,263	191,383				2,741,646

Shareholders’ Equity
Share capital	50,048,042	17,833,098	17,833,098	11,362,605	2&3(c)	61,410,647
Stock options	911,177	-		403,741	2	1,314,918
Contributed surplus	2,583,712	4,682,116	4,682,116		2	2,583,712
	53,542,931	22,515,214				65,309,277
Accumulated other comprehensive (loss) income	(154,393)	27,781	27,781		2	(154,393)
Accumulated deficit	(52,187,829)	(16,867,392)	375,000	17,242,392	3(c)	(52,187,829)
	(52,342,222)	(16,839,611)				(52,342,222)
Total shareholders’ equity	1,200,709	5,675,603	$30,103,512	$30,103,512		12,967,055
Total liabilities and shareholders’ equity	$ 2,750,972	$ 5,866,986				$ 15,708,701

See accompanying notes to unaudited pro forma consolidated financial statements.

Geoinformatics Exploration Inc.

Unaudited Pro Forma Consolidated Statements of Operations

For the three months ended March 31, 2009

(Expressed in Canadian dollars)

	As reported
	Geoinformatics Exploration Inc.	Rimfire Minerals Corporation (April 30, 2009)	Pro Forma
Revenues	$ -	$ 25,365	$ 25,365

Expenses
Salaries and employee benefits expense	92,869	123,535	216,404
Selling, general and administrative expense	97,022	148,739	245,761
Consulting and outsourced services	161,513	56,644	218,157
Depreciation and amortization	35,587	11,720	47,307
Exploration expenditures	136,036	330,514	466,550
Stock-based compensation expense	204,695	10,455	215,150
	727,722	681,607	1,409,329
Operating loss before the following:	(727,722)	(656,242)	(1,383,964)
Financing expense	66,793	-	66,793
Interest income	(939)	(35,433)	(36,372)
Loss on sale of marketable securities	240,285	-	240,285
Equity loss in investment	98,268	-	98,268
Foreign exchange loss (gain)	125,981	(12,396)	113,585
	530,388	(47,829)	482,559
Net loss before income taxes	(1,258,110)	(608,413)	(1,866,523)
Recovery of income taxes	-	(696)	(696)
Net loss	$ (1,258,110)	$ (607,717)	$ (1,865,827)

Basic and diluted (loss) per share	$ (0.05)		$ (0.04)
Basic and diluted weighted average number of shares outstanding during the period	25,235,276		47,600,584*

* Includes 22,365,308 shares issued to Rimfire – see note 4

See the accompanying notes to the unaudited pro forma consolidated financial statements.

Geoinformatics Exploration Inc.

Unaudited Pro Forma Consolidated Statement of Operations

For the year ended December 31, 2008

(Expressed in Canadian dollars)

	As reported		Pro Forma
	Geoinformatics Exploration Inc.	Rimfire Minerals Corporation (January 31, 2009)
Revenues	$ 897,315	$ 249,587	$ 1,146,902

Expenses
Salaries and employee benefits expense	1,615,644	573,316	2,188,960
Selling, general and administrative expense	1,120,292	490,815	1,611,107
Consulting and outsourced services	513,723	269,990	783,713
Depreciation and amortization	251,303	47,183	298,486
Exploration expenditures	7,364,238	1,979,556	9,343,794
Stock-based compensation expense	76,461	286,479	362,940
	10,941,661	3,647,339	14,589,000
Operating loss before the following:	(10,044,346)	(3,397,752)	(13,442,098)
Financing expense	3,565,047	-	3,565,047
Interest income	(24,702)	(245,420)	(270,122)
Gain on sale of marketable securities	-	(141,806)	(141,806)
Loss on disposal of asset	3,760	-	3,760
Equity loss in investment	916,181	-	916,181
Gain on repayment of convertible loan facility	(279,859)	-	(279,859)
Foreign exchange loss (gain)	3,130,547	(81,762)	3,048,785
	7,310,974	(468,988)	6,841,986
Net loss before income taxes	(17,355,320)	(2,928,764)	(20,284,084)
Recovery of income taxes	(1,094,579)	52,894	(1,041,685)
Net loss	$ (16,260,741)	$ (2,981,658)	$ (19,242,399)

Basic and diluted (loss) per share	$ (1.84)		$ (0.62)
Basic and diluted weighted average number of shares outstanding during the period	8,831,930		31,197,238*

* Includes 22,365,308 shares issued to Rimfire – see note 4

See the accompanying notes to the unaudited pro forma consolidated financial statements

Geoinformatics Exploration Inc.

Notes to the Unaudited Pro Forma Consolidated Financial Statements

March 31, 2009 and December 31, 2008

(Expressed in Canadian dollars)

1. Basis of presentation

On May 26, 2009, Geoinformatics Exploration Inc. (“Geoinformatics”) announced it intends to acquire, in a stock transaction, all of the outstanding common shares of Rimfire Minerals Corporation (“Rimfire”).

The effects of the above transaction (the “Acquisition”) with Rimfire (the “Target Company” or “Target”) have been presented in these unaudited pro forma consolidated financial statements. These unaudited pro forma financial statements have been prepared on the basis that each shareholder of the Target Company will receive shares of common shares of Geoinformatics in exchange for the Target Company’s common shares.

These unaudited pro forma consolidated financial statements have been compiled from and include:

(a)

An unaudited pro forma consolidated balance sheet combining the unaudited consolidated balance sheet of Geoinformatics as at March 31, 2009 with the unaudited consolidated balance sheet of Rimfire as at April 30, 2009, giving effect to the transactions as if they occurred on March 31, 2009.

(b)

An unaudited pro forma consolidated statement of operations combining (i) the unaudited interim statement of operations of Geoinformatics for the three months ended March 31, 2009 with (ii) the unaudited interim consolidated statement of operations of Rimfire for the three months ended April 30, 2009 giving effect to the transaction as if it occurred on January 1, 2009.

(c)

An unaudited pro forma consolidated statement of operations combining (i) the audited consolidated statement of operations of Geoinformatics for the year ended December 31, 2008 with (ii) the audited consolidated statement of operations of Rimfire for the year ended January 31, 2009 giving effect to the transaction as if it occurred on January 1, 2008.

The unaudited pro forma consolidated balance sheet and statements of operations have been presented on the above basis in compliance with relevant securities rules in that the unaudited pro forma consolidated financial statements reflect the Rimfire financial statements for a period that is no more that 93 days from Geoinformatics’ year end. The unaudited pro forma consolidated financial statements have been compiled using the significant accounting policies as set out in the audited financial statements of Geoinformatics for the year ended December 31, 2008 which are available on sedar at www.sedar.com. The unaudited pro forma consolidated financial statements should be read in conjunction with the historical financial statements and notes thereto of Geoinformatics and the Target Company described above.

Management of Geoinformatics has consolidated certain line items from the Target Company’s financial statements in an attempt to conform to the presentation of Geoinformatics’s financial statements. It is management’s opinion that these unaudited pro forma consolidated financial statements include all adjustments necessary for the fair presentation of the Acquisition described in Note 2 in accordance with Canadian generally accepted accounting principles.

The unaudited pro forma consolidated financial statements are not intended to reflect results of operations or the financial position of Geoinformatics which would have actually resulted had the proposed transaction been effected on the dates indicated. Further, the unaudited pro forma consolidated financial information is not necessarily indicative of the results of operations that may be obtained in the future. The pro forma adjustments and allocations of the purchase price for Target Company are based in part on estimates of the fair value of the assets acquired and liabilities assumed. The final purchase price allocation will be completed after asset and liability valuations are finalized. The final valuation will be based on the actual net tangible and intangible assets of the Target Company that exist as of the date of the completion of the Acquisition. Any final adjustments may change the allocation of the purchase price which could affect the fair value assigned to the assets and liabilities and could results in a change to the unaudited pro forma consolidated financial statements.  In addition, the impact of integration activities, the timing of completion of the Acquisition and other changes in the Target Company’s net tangible and intangible

Geoinformatics Exploration Inc.

Notes to the Unaudited Pro Forma Consolidated Financial Statements

March 31, 2009 and December 31, 2008

(Expressed in Canadian dollars)

assets prior to the completion of the Acquisition, which have not been incorporated into these unaudited pro forma financial statements , could cause material differences in the information presented.

2. Acquisition

The Acquisition will be accounted for as a purchase transaction, with Geoinformatics as the acquirer of Rimfire.

Immediately prior to the Acquisition, Geoinformatics will complete a 1 for 3 stock consolidation.  In consideration for the acquisition of Rimfire, Geoinformatics will issue 0.87 post-consolidation common shares of Geoinformatics for each outstanding common share of Rimfire totaling approximately 22,365,308 post-consolidation common shares to shareholders of Rimfire, with an estimated value of $11.3 million based on a price of $0.17 per each Geoinformatics pre-consolidation common share. In addition, the estimated value of the warrants and options to be issued by Geoinformatics will amount to approximately $0.4 million.

For accounting purposes, the measurement of the purchase consideration in the unaudited pro forma consolidated financial statements is based on the closing market price of Geoinformatics’ common shares on May 25, 2009 which is the date immediately preceding the date of the announcement of the Acquisition and is estimated at $0.17 per each Geoinformatics share for the Acquisition.

Each Target Company warrant or stock option which gives the holder the right to acquire shares in the common stock of the Target Company when exercised will be exchanged for a warrant or stock option which will give the holder the right to acquire shares in the common stock of Geoinformatics on the same basis as the exchange of the Target Company’s common shares for Geoinformatics’ common shares. The warrants and stock options have been included in the purchase consideration at their estimated fair value of approximately $0.4 million based on the Black-Scholes option pricing model.

The weighted average assumptions used in applying the Black-Scholes option pricing model were as follows:

Risk-free rate	1.43%
Dividend yield	Nil
Volatility	105%
Expected life - options	2.76 yrs
Expected life - warrants	0.11 yrs

For the purposes of determining the value of the purchase consideration, the number of shares, options and warrants have been derived from the latest published financial statements of the Target Company as at April 30, 2009. The value of the purchase consideration for accounting purposes will differ from the amount assumed in the unaudited pro forma financial statement information for changes in the number of outstanding shares, options and warrants from April 30, 2009 to the Acquisition closing date.

The preliminary purchase price allocation is subject to change and is summarized as follows:

Purchase price:
Shares	$ 11,362,605
Options	403,741
Warrants	-
Acquisition costs	625,000
$ 12,391,346

Geoinformatics Exploration Inc.

Notes to the Unaudited Pro Forma Consolidated Financial Statements

March 31, 2009 and December 31, 2008

(Expressed in Canadian dollars)

Net assets acquired:
Cash and cash equivalents	$ 5,345,582
Restricted cash	108,406
Accounts receivable	128,691
Marketable securities	139,968
Prepaid expenses	44,937
Lease deposits	21,234
Property and equipment	22,600
Mineral properties	7,146,311
Accounts payable and accrued liabilities	(518,831)
Mineral property reclamation obligations	(47,552)
$ 12,391,346

3. Pro forma assumptions

The unaudited pro forma consolidated financial statements incorporate the following pro forma assumptions:

(a)

The purchase price for the Acquisition has been allocated to the acquired assets and liabilities on a pro forma basis as described in Note 2, including an allocation to mineral properties in the amount of $6,711,311 representing the amount assigned to assets acquired and liabilities assumed in excess of the cost of the purchase.

(b)

Transaction costs have been assumed to be $625,000 as per management’s best estimate. In addition, Rimfire expects to incur $375,000 in transaction costs.

(c)

In connection with the Acquisition, Geoinformatics will complete a 1 for 3 stock consolidation immediately prior to the Acquisition. The basic and diluted loss per share amounts and the weighted average number of shares outstanding during the periods has been adjusted to reflect this stock consolidation.

(d)

There are 25,707,251 Rimfire shares outstanding and an aggregate of 5,230,292 Rimfire shares issuable upon the exercise of 2,190,000 Rimfire stock options, 139,080 Rimfire broker warrants and 2,901,212 Rimfire warrants.  The value of the consideration is based on a pre-consolidation share price for the Geoinformatics shares of $0.17.

Geoinformatics Exploration Inc.

Notes to the Unaudited Pro Forma Consolidated Financial Statements

March 31, 2009 and December 31, 2008

(Expressed in Canadian dollars)

4. Pro forma share capital

Pro forma share capital as at March 31, 2009 and December 31, 2008 has been determined as follows:

	At March 31, 2009
	Number of shares	Amount
Weighted average number of Geoinformatics’ common shares issued and outstanding (Note 3(c))	25,235,276	$ 50,048,042
Number of Geoinformatics’ common shares to be issued to Rimfire’s shareholders	22,365,308	11,362,605
Pro forma balance	47,600,584	$ 61,410,647

	At December 31, 2008
	Number of shares	Amount
Weighted average number of Geoinformatics’ common shares issued and outstanding (Note 3(c))	8,831,930	$ 50,048,042
Number of Geoinformatics’ common shares to be issued to Rimfire’s shareholders	22,365,308	11,362,605
Pro forma balance	31,197,238	$ 61,410,647

APPENDIX J

DISSENT PROVISIONS

Pursuant to the Interim Order, Registered Shareholders have the right to dissent in respect of the Arrangement. Such right of dissent is described in the Information Circular. The full text of sections 237 to 247 of the BCBCA are set forth below.

Sections 237 to 247 of the Business Corporations Act (British Columbia)

Definitions and application

237  (1)  In this Division:

“dissenter” means a shareholder who, being entitled to do so, sends written notice of dissent when and as required by section 242;

“notice shares” means, in relation to a notice of dissent, the shares in respect of which dissent is being exercised under the notice of dissent;

“payout value” means,

(a) in the case of a dissent in respect of a resolution, the fair value that the notice shares had immediately before the passing of the resolution,

(b) in the case of a dissent in respect of an arrangement approved by a court order made under section 291 (2) (c) that permits dissent, the fair value that the notice shares had immediately before the passing of the resolution adopting the arrangement, or

(c) in the case of a dissent in respect of a matter approved or authorized by any other court order that permits dissent, the fair value that the notice shares had at the time specified by the court order, excluding any appreciation or depreciation in anticipation of the corporate action approved or authorized by the resolution or court order unless exclusion would be inequitable.

(2)  This Division applies to any right of dissent exercisable by a shareholder except to the extent that

(a) the court orders otherwise, or

(b) in the case of a right of dissent authorized by a resolution referred to in section 238 (1) (g), the court orders otherwise or the resolution provides otherwise.

Right to dissent

238  (1)  A shareholder of a company, whether or not the shareholder’s shares carry the right to vote, is entitled to dissent as follows:

(a) under section 260, in respect of a resolution to alter the articles to alter restrictions on the powers of the company or on the business it is permitted to carry on;

(b) under section 272, in respect of a resolution to adopt an amalgamation agreement;

(c) under section 287, in respect of a resolution to approve an amalgamation under Division 4 of Part 9;

(d) in respect of a resolution to approve an arrangement, the terms of which arrangement permit dissent;

(e) under section 301 (5), in respect of a resolution to authorize or ratify the sale, lease or other disposition of all or substantially all of the company’s undertaking;

(f) under section 309, in respect of a resolution to authorize the continuation of the company into a jurisdiction other than British Columbia;

(g) in respect of any other resolution, if dissent is authorized by the resolution;

(h) in respect of any court order that permits dissent.

(2)  A shareholder wishing to dissent must

(a) prepare a separate notice of dissent under section 242 for

(i)  the shareholder, if the shareholder is dissenting on the shareholder’s own behalf, and

(ii)  each other person who beneficially owns shares registered in the shareholder’s name and on whose behalf the shareholder is dissenting,

(b) identify in each notice of dissent, in accordance with section 242 (4), the person on whose behalf dissent is being exercised in that notice of dissent, and

(c) dissent with respect to all of the shares, registered in the shareholder’s name, of which the person identified under paragraph (b) of this subsection is the beneficial owner.

(3)  Without limiting subsection (2), a person who wishes to have dissent exercised with respect to shares of which the person is the beneficial owner must

(a) dissent with respect to all of the shares, if any, of which the person is both the registered owner and the beneficial owner, and

(b) cause each shareholder who is a registered owner of any other shares of which the person is the beneficial owner to dissent with respect to all of those shares.

Waiver of right to dissent

239  (1)  A shareholder may not waive generally a right to dissent but may, in writing, waive the right to dissent with respect to a particular corporate action.

(2)  A shareholder wishing to waive a right of dissent with respect to a particular corporate action must

(a) provide to the company a separate waiver for

(i)  the shareholder, if the shareholder is providing a waiver on the shareholder’s own behalf, and

(ii)  each other person who beneficially owns shares registered in the shareholder’s name and on whose behalf the shareholder is providing a waiver, and

(b) identify in each waiver the person on whose behalf the waiver is made.

(3)  If a shareholder waives a right of dissent with respect to a particular corporate action and indicates in the waiver that the right to dissent is being waived on the shareholder’s own behalf, the shareholder’s right to dissent with respect to the particular corporate action terminates in respect of the shares of which the shareholder is both the registered owner and the beneficial owner, and this Division ceases to apply to

(a) the shareholder in respect of the shares of which the shareholder is both the registered owner and the beneficial owner, and

(b) any other shareholders, who are registered owners of shares beneficially owned by the first mentioned shareholder, in respect of the shares that are beneficially owned by the first mentioned shareholder.

(4)  If a shareholder waives a right of dissent with respect to a particular corporate action and indicates in the waiver that the right to dissent is being waived on behalf of a specified person who beneficially owns shares registered in the name of the shareholder, the right of shareholders who are registered owners of shares beneficially owned by that specified person to dissent on behalf of that specified person with respect to the particular corporate action terminates and this Division ceases to apply to those shareholders in respect of the shares that are beneficially owned by that specified person.

Notice of resolution

240  (1)  If a resolution in respect of which a shareholder is entitled to dissent is to be considered at a meeting of shareholders, the company must, at least the prescribed number of days before the date of the proposed meeting, send to each of its shareholders, whether or not their shares carry the right to vote,

(a) a copy of the proposed resolution, and

(b) a notice of the meeting that specifies the date of the meeting, and contains a statement advising of the right to send a notice of dissent.

(2)  If a resolution in respect of which a shareholder is entitled to dissent is to be passed as a consent resolution of shareholders or as a resolution of directors and the earliest date on which that resolution can be passed is specified in the resolution or in the statement referred to in paragraph (b), the company may, at least 21 days before that specified date, send to each of its shareholders, whether or not their shares carry the right to vote,

(a) a copy of the proposed resolution, and

(b) a statement advising of the right to send a notice of dissent.

(3)  If a resolution in respect of which a shareholder is entitled to dissent was or is to be passed as a resolution of shareholders without the company complying with subsection (1) or (2), or was or is to be passed as a directors’ resolution without the company complying with subsection (2), the company must, before or within 14 days after the passing of the resolution, send to each of its shareholders who has not, on behalf of every person who beneficially owns shares registered in the name of the shareholder, consented to the resolution or voted in favour of the resolution, whether or not their shares carry the right to vote,

(a) a copy of the resolution,

(b) a statement advising of the right to send a notice of dissent, and

(c) if the resolution has passed, notification of that fact and the date on which it was passed.

(4)  Nothing in subsection (1), (2) or (3) gives a shareholder a right to vote in a meeting at which, or on a resolution on which, the shareholder would not otherwise be entitled to vote.

Notice of court orders

241  If a court order provides for a right of dissent, the company must, not later than 14 days after the date on which the company receives a copy of the entered order, send to each shareholder who is entitled to exercise that right of dissent

(a) a copy of the entered order, and

(b) a statement advising of the right to send a notice of dissent.

Notice of dissent

242  (1)  A shareholder intending to dissent in respect of a resolution referred to in section 238 (1) (a), (b), (c), (d), (e) or (f) must,

(a) if the company has complied with section 240 (1) or (2), send written notice of dissent to the company at least 2 days before the date on which the resolution is to be passed or can be passed, as the case may be,

(b) if the company has complied with section 240 (3), send written notice of dissent to the company not more than 14 days after receiving the records referred to in that section, or

(c) if the company has not complied with section 240 (1), (2) or (3), send written notice of dissent to the company not more than 14 days after the later of

(i)  the date on which the shareholder learns that the resolution was passed, and

(ii)  the date on which the shareholder learns that the shareholder is entitled to dissent.

(2)  A shareholder intending to dissent in respect of a resolution referred to in section 238 (1) (g) must send written notice of dissent to the company

(a) on or before the date specified by the resolution or in the statement referred to in section 240 (2) (b) or (3) (b) as the last date by which notice of dissent must be sent, or

(b) if the resolution or statement does not specify a date, in accordance with subsection (1) of this section.

(3)  A shareholder intending to dissent under section 238 (1) (h) in respect of a court order that permits dissent must send written notice of dissent to the company

(a) within the number of days, specified by the court order, after the shareholder receives the records referred to in section 241, or

(b) if the court order does not specify the number of days referred to in paragraph (a) of this subsection, within 14 days after the shareholder receives the records referred to in section 241.

(4)  A notice of dissent sent under this section must set out the number, and the class and series, if applicable, of the notice shares, and must set out whichever of the following is applicable:

(a) if the notice shares constitute all of the shares of which the shareholder is both the registered owner and beneficial owner and the shareholder owns no other shares of the company as beneficial owner, a statement to that effect;

(b) if the notice shares constitute all of the shares of which the shareholder is both the registered owner and beneficial owner but the shareholder owns other shares of the company as beneficial owner, a statement to that effect and

(i)  the names of the registered owners of those other shares,

(ii)  the number, and the class and series, if applicable, of those other shares that are held by each of those registered owners, and

(iii)  a statement that notices of dissent are being, or have been, sent in respect of all of those other shares;

(c) if dissent is being exercised by the shareholder on behalf of a beneficial owner who is not the dissenting shareholder, a statement to that effect and

(i)  the name and address of the beneficial owner, and

(ii)  a statement that the shareholder is dissenting in relation to all of the shares beneficially owned by the beneficial owner that are registered in the shareholder’s name.

(5)  The right of a shareholder to dissent on behalf of a beneficial owner of shares, including the shareholder, terminates and this Division ceases to apply to the shareholder in respect of that beneficial owner if subsections (1) to (4) of this section, as those subsections pertain to that beneficial owner, are not complied with.

Notice of intention to proceed

243  (1)  A company that receives a notice of dissent under section 242 from a dissenter must,

(a) if the company intends to act on the authority of the resolution or court order in respect of which the notice of dissent was sent, send a notice to the dissenter promptly after the later of

(i)  the date on which the company forms the intention to proceed, and

(ii)  the date on which the notice of dissent was received, or

(b) if the company has acted on the authority of that resolution or court order, promptly send a notice to the dissenter.

(2)  A notice sent under subsection (1) (a) or (b) of this section must

(a) be dated not earlier than the date on which the notice is sent,

(b) state that the company intends to act, or has acted, as the case may be, on the authority of the resolution or court order, and

(c) advise the dissenter of the manner in which dissent is to be completed under section 244.

Completion of dissent

244  (1)  A dissenter who receives a notice under section 243 must, if the dissenter wishes to proceed with the dissent, send to the company or its transfer agent for the notice shares, within one month after the date of the notice,

(a) a written statement that the dissenter requires the company to purchase all of the notice shares,

(b) the certificates, if any, representing the notice shares, and

(c) if section 242 (4) (c) applies, a written statement that complies with subsection (2) of this section.

(2)  The written statement referred to in subsection (1) (c) must

(a) be signed by the beneficial owner on whose behalf dissent is being exercised, and

(b) set out whether or not the beneficial owner is the beneficial owner of other shares of the company and, if so, set out

(i)  the names of the registered owners of those other shares,

(ii)  the number, and the class and series, if applicable, of those other shares that are held by each of those registered owners, and

(iii)  that dissent is being exercised in respect of all of those other shares.

(3)  After the dissenter has complied with subsection (1),

(a) the dissenter is deemed to have sold to the company the notice shares, and

(b) the company is deemed to have purchased those shares, and must comply with section 245, whether or not it is authorized to do so by, and despite any restriction in, its memorandum or articles.

(4)  Unless the court orders otherwise, if the dissenter fails to comply with subsection (1) of this section in relation to notice shares, the right of the dissenter to dissent with respect to those notice shares terminates and this Division, other than section 247, ceases to apply to the dissenter with respect to those notice shares.

(5)  Unless the court orders otherwise, if a person on whose behalf dissent is being exercised in relation to a particular corporate action fails to ensure that every shareholder who is a registered owner of any of the shares beneficially owned by that person complies with subsection (1) of this section, the right of shareholders who are registered owners of shares beneficially owned by that person to dissent on behalf of that person with respect to that corporate action terminates and this Division, other than section 247, ceases to apply to those shareholders in respect of the shares that are beneficially owned by that person.

(6)  A dissenter who has complied with subsection (1) of this section may not vote, or exercise or assert any rights of a shareholder, in respect of the notice shares, other than under this Division.

Payment for notice shares

245  (1)  A company and a dissenter who has complied with section 244 (1) may agree on the amount of the payout value of the notice shares and, in that event, the company must

(a) promptly pay that amount to the dissenter, or

(b) if subsection (5) of this section applies, promptly send a notice to the dissenter that the company is unable lawfully to pay dissenters for their shares.

(2)  A dissenter who has not entered into an agreement with the company under subsection (1) or the company may apply to the court and the court may

(a) determine the payout value of the notice shares of those dissenters who have not entered into an agreement with the company under subsection (1), or order that the payout value of those notice shares be established by arbitration or by reference to the registrar, or a referee, of the court,

(b) join in the application each dissenter, other than a dissenter who has entered into an agreement with the company under subsection (1), who has complied with section 244 (1), and

(c) make consequential orders and give directions it considers appropriate.

(3)  Promptly after a determination of the payout value for notice shares has been made under subsection (2) (a) of this section, the company must

(a) pay to each dissenter who has complied with section 244 (1) in relation to those notice shares, other than a dissenter who has entered into an agreement with the company under subsection (1) of this section, the payout value applicable to that dissenter’s notice shares, or

(b) if subsection (5) applies, promptly send a notice to the dissenter that the company is unable lawfully to pay dissenters for their shares.

(4)  If a dissenter receives a notice under subsection (1) (b) or (3) (b),

(a) the dissenter may, within 30 days after receipt, withdraw the dissenter’s notice of dissent, in which case the company is deemed to consent to the withdrawal and this Division, other than section 247, ceases to apply to the dissenter with respect to the notice shares, or

(b) if the dissenter does not withdraw the notice of dissent in accordance with paragraph (a) of this subsection, the dissenter retains a status as a claimant against the company, to be paid as soon as the company is lawfully able to do so or, in a liquidation, to be ranked subordinate to the rights of creditors of the company but in priority to its shareholders.

(5)  A company must not make a payment to a dissenter under this section if there are reasonable grounds for believing that

(a) the company is insolvent, or

(b) the payment would render the company insolvent.

Loss of right to dissent

246  The right of a dissenter to dissent with respect to notice shares terminates and this Division, other than section 247, ceases to apply to the dissenter with respect to those notice shares, if, before payment is made to the dissenter of the full amount of money to which the dissenter is entitled under section 245 in relation to those notice shares, any of the following events occur:

(a) the corporate action approved or authorized, or to be approved or authorized, by the resolution or court order in respect of which the notice of dissent was sent is abandoned;

(b) the resolution in respect of which the notice of dissent was sent does not pass;

(c) the resolution in respect of which the notice of dissent was sent is revoked before the corporate action approved or authorized by that resolution is taken;

(d) the notice of dissent was sent in respect of a resolution adopting an amalgamation agreement and the amalgamation is abandoned or, by the terms of the agreement, will not proceed;

(e) the arrangement in respect of which the notice of dissent was sent is abandoned or by its terms will not proceed;

(f) a court permanently enjoins or sets aside the corporate action approved or authorized by the resolution or court order in respect of which the notice of dissent was sent;

(g) with respect to the notice shares, the dissenter consents to, or votes in favour of, the resolution in respect of which the notice of dissent was sent;

(h) the notice of dissent is withdrawn with the written consent of the company;

(i) the court determines that the dissenter is not entitled to dissent under this Division or that the dissenter is not entitled to dissent with respect to the notice shares under this Division.

Shareholders entitled to return of shares and rights

247  If, under section 244 (4) or (5), 245 (4) (a) or 246, this Division, other than this section, ceases to apply to a dissenter with respect to notice shares,

(a) the company must return to the dissenter each of the applicable share certificates, if any, sent under section 244 (1) (b) or, if those share certificates are unavailable, replacements for those share certificates,

(b) the dissenter regains any ability lost under section 244 (6) to vote, or exercise or assert any rights of a shareholder, in respect of the notice shares, and

(c) the dissenter must return any money that the company paid to the dissenter in respect of the notice shares under, or in purported compliance with, this Division.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RIMFIRE MINERALS CORPORATION (Registrant)

Date: July 2, 2009	By: “Jason S. Weber”

Jason S. Weber, Chief Executive Officer